Neither The Toronto Stock Exchange nor any securities commission has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

NOTICE AND INFORMATION CIRCULAR

for

Special General Meeting

of

SPECTRUMGOLD INC.

To be held on July 8, 2004

SPECTRUMGOLD INC.
Suite 3454, Four Bentall Centre
1055 Dunsmuir Street
PO Box 49215
Vancouver, British Columbia V7X 1K8

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of shareholders of SpectrumGold Inc. ("SpectrumGold") will be held in Grouse Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on July 8, 2004 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

(1)
To consider and, if thought fit, to approve, with or without variation, the business combination of SpectrumGold and NovaGold Resources Inc. ("NovaGold") by way of arrangement (the "Arrangement") of SpectrumGold, its securityholders and NovaGold Canada Inc. under Section 288 of the Business Corporations Act (British Columbia), as more fully set forth in the Information Circular (as defined below) in respect of the Meeting; and

(2)	To transact such further or other business as may properly come before the Meeting and any adjournment thereof.

The full text of the resolution to approve the Arrangement is set out in Schedule "A" to the information circular relating to the Meeting (the "Information Circular"). A copy of the Plan of Arrangement is attached as Schedule "E" to the Information Circular.

TAKE NOTICE that pursuant to the Interim Order of the Supreme Court of British Columbia dated June 3, 2004 and the Business Corporations Act (British Columbia), a holder of SpectrumGold Shares may dissent in respect of the resolution to approve the Arrangement by sending on or before July 6, 2004 a notice of dissent in prescribed form addressed to SpectrumGold by (i) mail or by physical delivery to 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5; (ii) by facsimile to (604) 687-8772; or (iii) by email to cdean@dumoulinblack.com. As a result of giving a notice of dissent, a shareholder may, on receiving a notice of intention to proceed under Section 243 of the Business Corporations Act (British Columbia) as provided by the Interim Order with respect to the Arrangement, require SpectrumGold to purchase all of the SpectrumGold Shares held by such shareholder in respect of which the notice of dissent was given. Failure by a shareholder to comply strictly with the requirements set forth in Sections 237 to 247 of the Business Corporations Act (British Columbia) may result in the loss of any right of the shareholder to dissent. The dissent rights are described in the Information Circular.

Accompanying this notice is the complete text of the Information Circular (which includes the full text of the above resolution and detailed information relating to matters to be addressed at the Meeting) and a form of proxy. Registered shareholders unable to attend the Meeting in person should read the notes to the proxy and complete and return the proxy to Computershare Investor Services Inc., by mail or delivery to Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile to 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America). All proxies must be received no later than 48 hours prior to the commencement of the Meeting.

If you are a non-registered holder of SpectrumGold Shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED this 3rd day of June, 2004.

"Rick Van Nieuwenhuyse"
Rick Van Nieuwenhuyse
President and Chief Executive Officer

TABLE OF CONTENTS

PAGE

PRELIMINARY NOTES	I

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS	I
NOTE TO UNITED STATES SECURITYHOLDERS	I
CURRENCY AND EXCHANGE RATES	II
DISCLOSURE ON NOVAGOLD	II
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	II

SUMMARY	1

THE MEETING	1
SUMMARY OF THE TRANSACTION, THE COMPANIES AND THEIR BUSINESSES	1

GLOSSARY OF DEFINED TERMS	I

GLOSSARY OF TECHNICAL TERMS	IV

UNITS OF MEASURE	VII

GENERAL PROXY INFORMATION	1

SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXYHOLDER	1
VOTING BY PROXY	1
COMPLETION AND RETURN OF PROXY	2
NON-REGISTERED HOLDERS	2
REVOCABILITY OF PROXY	3
RECORD DATE AND VOTING SHARES	3
PRINCIPAL HOLDERS OF VOTING SECURITIES	3
VOTES REQUIRED	3
EXECUTIVE COMPENSATION	4
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	4
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	4
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	5
MANAGEMENT CONTRACTS	5

SPECTRUMGOLD SPECIAL GENERAL MEETING MATTERS	5

APPROVAL OF ARRANGEMENT RESOLUTION	5

THE ARRANGEMENT	6

GENERAL	6
PRINCIPAL STEPS	6
FRACTIONAL SHARES	9
DIRECTORS AND OFFICERS OF NOVAGOLD – POST-ARRANGEMENT	9
REASONS FOR THE ARRANGEMENT	9
RELATED PARTY RULES	10
RECOMMENDATION OF THE DIRECTORS	10
ARRANGEMENT RISK FACTORS	11
EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS	12
CONDUCT OF MEETING AND OTHER APPROVALS	17
ESTABLISHMENT OF SPECIAL COMMITTEE	19
VALUATION AND FAIRNESS OPINION	19
ACCOUNTING TREATMENT	21
PROCEDURE FOR EXCHANGE OF SECURITIES	21

ii

CANCELLATION OF RIGHTS AFTER SIX YEARS	21
FEES AND EXPENSES	21
EFFECTIVE DATE OF ARRANGEMENT	22
SPECTRUMGOLD AND NOVAGOLD CONVERTIBLE SECURITIES	22
ARRANGEMENT AGREEMENT	22
RIGHTS OF DISSENT TO THE ARRANGEMENT	25
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	29
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	35
SECURITIES LAWS CONSIDERATIONS	43

SPECTRUMGOLD INC	46

NAME AND INCORPORATION	46
INTERCORPORATE RELATIONSHIPS	46
GENERAL DEVELOPMENT OF THE BUSINESS	47
DESCRIPTION OF BUSINESS	48
SELECTED CONSOLIDATED FINANCIAL INFORMATION	59
MANAGEMENT'S DISCUSSION AND ANALYSIS	60
MARKET FOR SECURITIES	63
AUTHORIZED AND ISSUED SHARE CAPITAL	63
OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES	64
PRIOR SALES	64
STOCK EXCHANGE PRICES	65
ESCROWED SECURITIES	65
PRINCIPAL HOLDERS OF VOTING SECURITIES	65
DIRECTORS AND OFFICERS	65
EXECUTIVE COMPENSATION	68
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	70
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS	70
RISK FACTORS	71
PROMOTER	75
LEGAL PROCEEDINGS	75
RELATIONSHIP BETWEEN SPECTRUMGOLD AND PROFESSIONAL PERSONS	75
AUDITORS	75
REGISTRAR AND TRANSFER AGENT	75
MATERIAL CONTRACTS	75
OTHER MATERIAL FACTS	76

NOVAGOLD RESOURCES INC	76

NAME AND INCORPORATION	76
INTERCORPORATE RELATIONSHIPS	76
GENERAL DEVELOPMENT OF THE BUSINESS	77
DESCRIPTION OF THE BUSINESS	78
SELECTED CONSOLIDATED FINANCIAL INFORMATION	91
MANAGEMENT'S DISCUSSION AND ANALYSIS	92
MARKET FOR SECURITIES	98
AUTHORIZED AND ISSUED SHARE CAPITAL AND CONSOLIDATED CAPITALIZATION	98
OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES	98
PRIOR SALES	99
STOCK EXCHANGE PRICES	101
ESCROWED SECURITIES	101
PRINCIPAL HOLDERS OF VOTING SECURITIES	102
DIRECTORS AND OFFICERS	102
EXECUTIVE COMPENSATION	106
INDEBTEDNESS OF DIRECTORS AND OFFICERS	109
RISK FACTORS	109
PROMOTER	116

iii

LEGAL PROCEEDINGS	116
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	117
RELATIONSHIP BETWEEN NOVAGOLD AND PROFESSIONAL PERSONS	117
AUDITORS	117
REGISTRAR AND TRANSFER AGENT	117
MATERIAL CONTRACTS	117
OTHER MATERIAL FACTS	118

NOVAGOLD – POST-ARRANGEMENT	118

NAME AND INCORPORATION	118
INTERCORPORATE RELATIONSHIPS	118
DESCRIPTION OF THE BUSINESS	118
USE OF AVAILABLE FUNDS	118
PRO FORMA FINANCIAL STATEMENTS	118
AUTHORIZED AND ISSUED SHARE CAPITAL AND CONSOLIDATED CAPITALIZATION	118
OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES	119
PRINCIPAL HOLDERS OF VOTING SECURITIES (POST ARRANGEMENT)	119
ESCROWED SECURITIES	119
DIRECTORS AND OFFICERS	119
EXECUTIVE COMPENSATION	119
RISK FACTORS	119
AUDITORS	119
REGISTRAR AND TRANSFER AGENT	119
MATERIAL CONTRACTS	119
OTHER MATERIAL FACTS	120

INFORMATION AND APPROVALS	120

CERTIFICATE OF SPECTRUMGOLD INC	121

CERTIFICATE OF NOVAGOLD RESOURCES INC	122

LIST OF SCHEDULES

SCHEDULE "A"	ARRANGEMENT RESOLUTION
SCHEDULE "B"	SPECTRUMGOLD CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE "C"	NOVAGOLD CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE "D"	NOVAGOLD PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE "E"	PLAN OF ARRANGEMENT
SCHEDULE "F"	VALUATION AND FAIRNESS OPINION
SCHEDULE "G"	INTERIM ORDER
SCHEDULE "H"	NOTICE OF APPLICATION FOR FINAL ORDER
SCHEDULE "I"	PETITION
SCHEDULE "J"	AFFIDAVIT OF RICK VAN NIEUWENHUYSE
SCHEDULE "K"	NOTICE OF HEARING
SCHEDULE "L"	SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

i

PRELIMINARY NOTES

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995

Except for the statements of historical fact contained herein, certain of the information presented in this Information Circular may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered if the property is developed, and this information statement contains forward-looking statements based on certain assumptions related to mineralization or mineral deposits that may in the future be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Such forward-looking statements include but are not limited to those with respect to the anticipated results of exploration programs; the timing of new or existing exploration programs; the amount of estimated future resources and mineralization; the costs of exploration and, if warranted, development; estimated capital and exploration expenditures; permitting time lines; the price of gold; use of working capital; the anticipated benefits of the Arrangement and the timing and possible synergies arising out of the Arrangement. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of each of SpectrumGold or NovaGold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed under "SpectrumGold Inc. – Risk Factors" and under "NovaGold Resources Inc. – Risk Factors". Although each of SpectrumGold and NovaGold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.

Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and neither SpectrumGold nor NovaGold undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES SECURITYHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities of NovaGold issuable in connection with the Arrangement have not been registered under the U.S. Securities Act and are issuable in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Arrangement – Conduct of Meeting and Other Approvals". SpectrumGold is not subject to the proxy solicitation requirements of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the

ii

applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Likewise, information concerning the properties and operations of SpectrumGold and NovaGold has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. In particular, the standards for preparing estimates of mineralization under Canadian disclosure requirements differ from the requirements of the SEC and the policies of the SEC normally do not permit disclosure concerning "mineral resources" to be included in documents filed with the SEC. See "Glossary of Technical Terms".

Financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. SpectrumGold Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See "The Arrangement – United States Federal Income Tax Considerations."

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that SpectrumGold is incorporated under the Business Corporations Act (British Columbia) and NovaGold is incorporated under the Companies Act (Nova Scotia), that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of SpectrumGold and NovaGold and said persons may be located outside the United States.

CURRENCY AND EXCHANGE RATES

All dollar ($) amounts stated herein refer to Canadian dollars, unless United States dollars (US$) are otherwise indicated.

On May 20, 2004, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of one United States dollar into Canadian dollars was $1.3704 ($1.00 equals US$0.7297) .

DISCLOSURE ON NOVAGOLD

The information contained in this Information Circular (including in the Schedules) relating to NovaGold and NovaGold Sub is based solely upon publicly available sources and information provided to SpectrumGold by NovaGold. As such, SpectrumGold and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of NovaGold and SpectrumGold contained in this Information Circular are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the Schedules hereto. Capitalized terms used in this Summary are defined in the "Glossary of Defined Terms" or elsewhere in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

THE MEETING

Time, Date and Place of the Meeting

The Meeting will be held on July 8, 2004 at 10:00 a.m. (Vancouver time) in Grouse Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

Record Date

The Record Date for determining the registered SpectrumGold Shareholders is May 20, 2004.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of SpectrumGold for use at the Meeting.

At the Meeting, SpectrumGold Shareholders will be asked to consider and to pass the Arrangement Resolution approving the Arrangement. See "SpectrumGold Special General Meeting Matters" and "The Arrangement" in the Information Circular.

SUMMARY OF THE TRANSACTION, THE COMPANIES AND THEIR BUSINESSES

The Arrangement

The principal features of the Arrangement may be summarized as follows (which is qualified in its entirety by reference to the full text of the Arrangement Agreement). After receiving tax advice, SpectrumGold will select one of the following two methods for implementing the Arrangement:

(a)
NovaGold Sub will amalgamate with SpectrumGold and SpectrumGold Shareholders (other than NovaGold) will receive one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the "Amalgamation Method"); or

(b)
NovaGold will acquire all of the issued and outstanding SpectrumGold Shares which it does not already own by issuing to the SpectrumGold Shareholders one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the " Acquisition Method").

Pursuant to the Arrangement:

(a)
SpectrumGold Shareholders (other than NovaGold) will receive one (1) NovaGold Share for every 1.35 SpectrumGold Shares held by them and holders of SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth above and with corresponding changes to the exercise prices based on the exchange ratio set forth above (subject to certain adjustments to the exercise price of options as described below) and having the same exercise and conversion periods as the securities exchanged therefor; and

(b)	SpectrumGold or Amalco, as the case may be, will become a wholly-owned subsidiary of NovaGold.

The exercise price of options will be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold option issued or issuable in exchange for a SpectrumGold Option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold Option exceeds the exercise price for such SpectrumGold Share.

No fractional NovaGold Shares will be issued to SpectrumGold Securityholders. No cash will be paid in lieu of fractional NovaGold Shares. Any fractions resulting from the exchange of securities of SpectrumGold for securities of NovaGold will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

Following the completion of the Arrangement, the SpectrumGold Shares will be delisted from the TSX and SpectrumGold or Amalco, as the case may be, will apply to cease to be a reporting issuer or the equivalent under applicable Securities Legislation.

See "The Arrangement" in the Information Circular. The Arrangement Agreement is available for review by SpectrumGold Securityholders at the offices of SpectrumGold as shown in the Notice of Meeting, during normal business hours, prior to the Meeting. A copy of the Plan of Arrangement is attached as Schedule "E" to the Information Circular.

The Companies

SpectrumGold, a British Columbia company, is a publicly traded mineral exploration and development company with its SpectrumGold Shares listed on the TSX. Upon completion of the Arrangement, SpectrumGold or Amalco, as the case may be, will be a wholly-owned subsidiary of NovaGold. See "SpectrumGold Inc." in the Information Circular.

NovaGold, a Nova Scotia company, is a publicly traded mineral exploration and development company with its NovaGold Shares listed on the TSX and the AMEX. Upon completion of the Arrangement, NovaGold will be a larger company holding, directly or indirectly, all of SpectrumGold's and NovaGold's interests in mineral properties. See "NovaGold Resources Inc." and "NovaGold – Post-Arrangement" in the Information Circular.

NovaGold Sub, a British Columbia corporation, has been incorporated for the purpose of the Arrangement.

Directors and Officers of NovaGold

In accordance with the Arrangement Agreement, NovaGold's board of directors and its officers will remain the same following the completion of the Arrangement. See "The Arrangement – Directors and Officers of NovaGold – Post-Arrangement".

Reasons for the Arrangement

The board of directors of SpectrumGold believes that the Arrangement is in the best interests of SpectrumGold and is fair and reasonable to the SpectrumGold Shareholders for numerous reasons, including that following the completion of the Arrangement, the combined entity is expected to have a diversified portfolio of mineral properties in the U.S. and Canada; a larger corporate balance sheet to assist project development; enhanced liquidity and broadened shareholder base; increased institutional investment exposure through the larger market capitalization; and reduced administrative and regulatory costs. For further information on the reasons for the Arrangement, see "The Arrangement – Reasons for the Arrangement" and "The Arrangement – Recommendation of the Directors" in the Information Circular.

Business Objectives

Upon completion of the Arrangement, NovaGold will directly or indirectly hold the assets of SpectrumGold and NovaGold, and SpectrumGold or Amalco, as the case may be, will be a wholly-owned subsidiary of NovaGold. NovaGold expects to have approximately $45 million in available funds (including funds held by SpectrumGold) if the Arrangement is completed as anticipated, to use for exploration and development of mineral properties, corporate general and administrative costs and to pay for the costs of the Arrangement.

Related Party Rules

NovaGold is a "related party" to SpectrumGold for the purposes of Rule 61-501 and Policy Q-27 by virtue of its approximately 55% share ownership interest in SpectrumGold. The applicable requirements of Rule 61-501 and Policy Q-27, including the requirements for a valuation and for majority of the minority approval, are being followed in connection with the Arrangement.

See "The Arrangement – Related Party Rules" in the Information Circular.

Securityholder Approval

For the Arrangement to become effective, the Arrangement Resolution, the full text of which is set out at Schedule "A" hereto, must be approved, with or without variation, by at least three-quarters of the votes cast by SpectrumGold Shareholders present in person or represented by proxy at the Meeting. In addition, the Arrangement Resolution must also be approved by a simple majority of the votes cast at the Meeting by Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27. NovaGold, its directors and officers (including those who are also directors and/or officers of SpectrumGold), any associates or affiliates of NovaGold or its directors and officers, or any persons acting jointly or in concert with any of them, do not qualify as Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27 and the votes represented by those SpectrumGold Shares will not be counted in determining whether a simple majority of the minority has approved the Arrangement Resolution at the Meeting. See "General Proxy Information – Votes Required", "SpectrumGold Special General Meeting Matters – Approval of Arrangement Resolution" and "The Arrangement – Conduct of Meeting and Other Approvals" in the Information Circular".

In addition, pursuant to the Interim Order, the Arrangement must be approved by the written consent of the holders of not less than three-quarters of the SpectrumGold Options and the holders of not less than three-quarters of the SpectrumGold Warrants outstanding as at May 20, 2004, provided that any SpectrumGold Options or SpectrumGold Warrants exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations.

Valuation and Fairness Opinion

Canaccord has provided to the board of directors and the Special Committee of SpectrumGold a valuation of the SpectrumGold Shares and the NovaGold Shares and its opinion that the transactions contemplated by the Arrangement Agreement, from a financial point of view, are fair to the Minority SpectrumGold Shareholders. See "The Arrangement – Valuation and Fairness Opinion" in the Information Circular.

Special Committee

Due to the fact that NovaGold holds approximately 55% of the issued and outstanding SpectrumGold Shares and in order to ensure that the SpectrumGold Securityholders are treated in a manner that is fair, a Special Committee of the board of directors of SpectrumGold was established, which was made up of independent directors who are not affiliated with NovaGold. The Special Committee, among other things, reviewed the Valuation and Fairness Opinion prepared by Canaccord and negotiated and considered the Arrangement and the Arrangement Agreement. The Special Committee recommended the Arrangement Agreement and the transactions contemplated thereunder to the board of directors of SpectrumGold. See "The Arrangement – Establishment of Special Committee" in the Information Circular.

Recommendation of the Directors

The board of directors of SpectrumGold has reviewed the Arrangement Agreement, the Valuation and Fairness Opinion and the recommendation of the Special Committee and has concluded that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the SpectrumGold Shareholders and in the best interests of SpectrumGold.

The board of directors of SpectrumGold recommends that the SpectrumGold Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement – Recommendation of the Directors".

Conditions to the Arrangement

The closing of the Arrangement is subject to the satisfaction of a number of specified conditions on or before the Effective Date, including:

(a)
receipt of satisfactory tax advice by SpectrumGold to enable the board of directors of SpectrumGold to determine which method (i.e., the Amalgamation Method or the Acquisition Method) of conducting the Arrangement as described herein is most tax- effective for the SpectrumGold Securityholders as a whole;

(b)
receipt of all required approvals including approval of the Arrangement at the Meeting, and by the Court, the TSX and the AMEX (as required, including with respect to the listing of the NovaGold Shares to be issued and made issuable under the Arrangement). See "Summary of the Transaction, the Companies and their Businesses – Stock Exchange Approvals" and "Summary of the Transaction, the Companies and their Businesses – Court Approval of the Arrangement" below;

(c)	receipt of confirmation of tax counsel by SpectrumGold and NovaGold in form and substance satisfactory to such party, acting reasonably, respecting the tax consequences of the Arrangement;

(d)
neither SpectrumGold nor NovaGold shall have received advice that the issue of the NovaGold Shares or convertible securities of NovaGold pursuant to the exchange of SpectrumGold Shares for NovaGold Shares and SpectrumGold Convertible Securities for convertible securities of NovaGold under the Arrangement will not qualify for the exemption from the registration requirements of the U.S. Securities Act under section 3(a)(10) of the U.S. Securities Act and exemptions from registration requirements in all applicable States or will not be exempt from the registration and prospectus requirements of applicable securities laws in each of the Provinces of Canada in which holders of SpectrumGold Securities are resident; or that the NovaGold Shares issued or issuable pursuant to the Arrangement will be subject to restrictions on resale under the securities laws of Canada and the United States except as may be imposed by Rules 144 and 145 under the U.S. Securities Act with respect to affiliates or except as disclosed in this Information Circular or except by reason of the existence of any controlling interest in NovaGold pursuant to the securities laws of any applicable jurisdiction (which confirmations have been received, except Quebec – see "Securities Laws Considerations – Canadian Securities Laws – Issuance and Resale of NovaGold Shares under Canadian Securities Laws");

(e)
opinions received by SpectrumGold and NovaGold from their respective financial advisors to the effect that the terms of the Arrangement are fair to the holders of SpectrumGold Shares or NovaGold Shares, as the case may be, from a financial perspective shall not have been withdrawn;

(f)	dissent rights not being exercised by holders of more than 3% of the SpectrumGold Shares; and

(g)	no material adverse change shall have occurred in the affairs of either of SpectrumGold or NovaGold prior to the closing.

See "The Arrangement – Arrangement Agreement – Conditions to the Arrangement Becoming Effective".

Stock Exchange Approvals

The SpectrumGold Shares are listed on the TSX and the NovaGold Shares are listed on the TSX and the AMEX. It is a condition of closing of the Arrangement that each of the TSX and AMEX has conditionally approved the additional listing of the NovaGold Shares to be issued or made issuable to SpectrumGold Securityholders in connection with the Arrangement. See "The Arrangement – Conduct of Meeting and Other Approvals" in the Information Circular.

Following the completion of the Arrangement, the SpectrumGold Shares will be delisted from the TSX.

Court Approval of the Arrangement

On June 3, 2004, prior to mailing of the material in respect of the Meeting, SpectrumGold obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. Attached to this Information Circular are copies of the Interim Order as Schedule "G"; the Notice of Application for the Final Order as Schedule "H"; the Petition as Schedule "I", the Affidavit of Rick Van Nieuwenhuyse (without exhibits) as Schedule "J"; and the Notice of Hearing as Schedule "K".

The Court hearing in respect of the Final Order to approve the Arrangement is scheduled to take place at 9:45 a.m., Vancouver time, on July 12, 2004 or as soon thereafter as counsel for SpectrumGold may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting and the terms of the Arrangement Agreement. SpectrumGold Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing for the Final Order, every person whose rights and interest are affected by the Arrangement, including SpectrumGold Securityholders and creditors of SpectrumGold, who wishes to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Business Corporations Act, the Court will be requested to consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court has been informed that if such approval is obtained, the approval will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to, among other things, NovaGold Shares and convertible securities to be issued pursuant to the Arrangement as described below under "Securities Laws Information for United States Shareholders". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are fair to the SpectrumGold Securityholders to whom securities will be issued or issuable in connection with the Arrangement.

Under the terms of the Interim Order, each SpectrumGold Securityholder and creditor of SpectrumGold will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon SpectrumGold at the address set out below, at or before 10:00 a.m., Vancouver time, on July 9, 2004, a notice of his, her or its intention to appear (an "Appearance Notice"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to SpectrumGold:

c/o 10th Floor - 595 Howe Street
Vancouver, British Columbia,
V6C 2T5

Attention:	Jerome D. Ziskrout

Fax:	(604) 687-8772

See "The Arrangement – Conduct of Meeting and Other Approvals" in the Information Circular.

Income Tax Considerations

Holders of SpectrumGold securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

For Canadian federal income tax purposes, a SpectrumGold Shareholder whose SpectrumGold Shares represent "capital property" generally will not realize a capital gain or capital loss on the exchange of such SpectrumGold Shares for NovaGold Shares or an amalgamation of SpectrumGold and NovaGold Sub under the Arrangement.

The Canadian federal income tax consequences to a SpectrumGold Securityholder will depend on the capacity in which such holder acquired the SpectrumGold Convertible Securities, their country of residence and the method in which the Arrangement is implemented.

The Arrangement may or may not result in taxable gain or income to United States SpectrumGold Shareholders. Accordingly, United States SpectrumGold Shareholders should consult their own tax advisors about the United States federal, state and local tax consequences of the Arrangement.

Summaries of certain Canadian and United States federal income tax considerations in respect of the proposed Arrangement are included under "The Arrangement – Canadian Federal Income Tax Considerations" and "The Arrangement – United States Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such sections.

Securities Laws Information for Canadian Shareholders

The issuance of the NovaGold Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the registration and prospectus requirements of Canadian Securities Legislation (except Quebec - see below). The NovaGold Shares may be resold in each of the provinces and territories of Canada, except Quebec, without significant restriction, provided the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

An application will be made to the QSC for a decision under section 263 of the Securities Act (Québec) for an exemption from prospectus and resale requirements in connection with the issuance of NovaGold Shares. If such decision is granted by the QSC, former SpectrumGold Shareholders resident in Quebec are expected to have no restrictions upon the resale of the NovaGold Shares acquired pursuant to the Arrangement.

Resales of any NovaGold Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the said NovaGold Shares.

See "The Arrangement - Securities Laws Considerations – Canadian Securities Laws" in the Information Circular.

United States Resale Restrictions and Securities Law Information

The NovaGold Shares to be issued to SpectrumGold Shareholders and to holders of SpectrumGold Options and SpectrumGold Warrants pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be distributed in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of NovaGold Shares issued pursuant to the Arrangement is an "affiliate" of SpectrumGold or NovaGold before the Arrangement or an "affiliate" of NovaGold after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer. See "Securities Laws Considerations – U.S. Securities Laws".

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. SpectrumGold Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The consolidated financial statements of SpectrumGold and NovaGold and the consolidated pro forma financial statements of NovaGold included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that, some of their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

Information concerning the properties and operations of NovaGold and SpectrumGold has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. In particular, the standards for preparing estimates of mineralization under Canadian disclosure requirements differ from the requirements of the SEC, and the policies of the SEC normally do not permit disclosure concerning "mineral resources" to be included in documents filed with the SEC. See "Glossary of Technical Terms".

Dissent Rights

SpectrumGold Shareholders have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with the provisions of the Interim Order, the Plan of Arrangement and Sections 237 to 247 of the Business Corporations Act are entitled to be paid the payout value of their SpectrumGold Shares. See the Interim Order attached as Schedule "G" hereto, the Plan of Arrangement attached as Schedule "E" hereto and Sections 237 to 247 of the Business Corporations Act attached as Schedule "L" hereto. In addition, the dissent rights applicable to the Arrangement are summarized under the heading "The Arrangement - Rights of Dissent to the Arrangement".

Dissenting SpectrumGold Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the dissent rights.

Procedure for Exchange of Shares

As soon as practicable after the Effective Date, Computershare, the transfer agent of NovaGold, will forward to each registered holder of SpectrumGold Shares a letter of transmittal and instructions for obtaining delivery of share certificates.

In order to receive share certificates, SpectrumGold Shareholders must deliver to Computershare, the transfer agent of the NovaGold Shares, at its address(es) set out in the applicable letter of transmittal, the share certificates representing SpectrumGold Shares held by them, a duly completed letter of transmittal and such other documents as such transfer agent may require.

Cancellation of Rights After Six Years

If a SpectrumGold Shareholder fails to deposit a share certificate representing SpectrumGold Shares together with a duly executed and completed letter of transmittal and other required documents with Computershare within six (6) years of the Effective Date, such share certificate shall cease to represent a right or claim of any kind or nature and the right of such holder to receive NovaGold Shares shall be deemed to be surrendered to NovaGold.

The foregoing information is a summary only. For full details of procedures, see the Plan of Arrangement attached as Schedule "E" to this Information Circular and "The Arrangement – Procedure for Exchange of Securities" in the Information Circular.

Procedure for Exchange of Convertible Securities

After the Effective Date, upon deposit with NovaGold at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49215, Vancouver, British Columbia, V7X 1K8 of the certificates or documents formerly representing SpectrumGold Convertible Securities, holders of such certificates or documents will receive certificates or documents entitling the holders to receive options, warrants and other rights in NovaGold in accordance with the terms of the Plan of Arrangement.

SpectrumGold Summary Financial Information

The following table sets out selected consolidated financial information for SpectrumGold for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of SpectrumGold attached as Schedule "B" to this Information Circular.

The financial statements and other financial information of SpectrumGold included in this Information Circular have been prepared in accordance with Canadian GAAP, and the audited financial statements are subject to Canadian auditing and auditor independence standards. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Six Months Ended	Period (2) Ended
	February 29, 2004 (1)	August 31, 2003 (3)
	($ in thousands, except per share	($ in thousands, except per share
	amounts)	amounts)

Total revenues	$126	$7
Loss from continuing operations:
- In total	(396)	(83)
- Per share (basic and fully diluted)	(0.02)	(0.01)

Net loss:
- In total	(396)	(83)
- Per share (basic and fully diluted)	(0.02)	(0.01)

Total assets	21,606	5,511
Total long term liabilities	-	-

(1)	Information extracted from consolidated unaudited financial statements of SpectrumGold.
(2)	For the period from the date of incorporation (March 31, 2003) of SpectrumGold to August 31, 2003.
(3)	Information extracted from consolidated audited financial statements of SpectrumGold.

NovaGold Summary Financial Information

The following table sets out selected consolidated financial information for NovaGold for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of NovaGold attached as Schedule "C" to this Information Circular.

The consolidated financial statements of NovaGold included in this Information Circular have been prepared in accordance with Canadian GAAP, and the audited financial statements are subject to Canadian auditing and auditor independence standards. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Three Months Ended		Year Ended
	February 29 and 28(1)		November 30(2)
	($ in thousands, except		($ in thousands, except per share
	per share amounts)		amounts)
	2004	2003	2003	2002	2001

Net revenues	$735	$226	$1,259	$2,082	$2,531
Net loss from continuing operations:
- In total	(294)	(1,360)	(6,953)	(3,457)	(494)
- Per share (basic and fully diluted)	(0.01)	(0.03)	(0.14)	(0.10)	(0.02)

Net loss:
- In total	(294)	(1,360)	(6,953)	(3,457)	(494)
- Per share (basic and fully diluted)	(0.01)	(0.03)	(0.14)	(0.10)	(0.02)

Total assets	100,860	48,084	99,958	52,723	17,960
Total long term liabilities	649	1,496	655	1,496	2,713

(1)	Information extracted from consolidated unaudited financial statements of NovaGold.
(2)	Information extracted from consolidated audited financial statements of NovaGold.

NovaGold Pro Forma Summary Financial Information

The following table sets out selected unaudited pro forma balance sheet financial information for NovaGold at February 29, 2004, assuming completion of the Arrangement as of March 30, 2004, the date the proposed Arrangement was announced, selected unaudited pro forma income statement information for the three month period ended February 29, 2004, and selected unaudited pro forma income statement information for the year ended November 30, 2003, assuming the Arrangement was completed as of December 1, 2002, the date of the beginning of NovaGold's 2003 fiscal year. This selected pro forma financial information should be considered in conjunction with the more complete information contained in the consolidated pro forma financial statements of NovaGold attached as Schedule "D" to this Information Circular.

The consolidated pro forma financial statements of NovaGold included in this Information Circular have been prepared in accordance with Canadian GAAP. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Three Months Ended	Year Ended
	February 29, 2004	November 30, 2003
	(unaudited)	(unaudited)
	($ in thousands, except per	($ in thousands, except per
	share amounts)	share amounts)

Net revenues	$735	$1,264

Loss from continuing operations:
- In total	(358)	(7,113)
- Per share (basic and fully diluted)	(0.02)	(0.12)

Net loss:
- In total	(358)	(7,113)
- Per share (basic and fully diluted)	(0.02)	(0.12)

Total assets	155,855

Total long term liabilities	4,746

Risk Factors

The securities of SpectrumGold and NovaGold should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. SpectrumGold Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting under this Information Circular.

There are risk factors associated with the transaction including (i) the relative stock prices of the Companies may vary from the prices at the time the exchange ratios under the Arrangement were determined and may impact the value of the consideration received by SpectrumGold Shareholders on completion of the Arrangement; (ii) the transactions may give rise to adverse tax consequences to SpectrumGold Securityholders and each SpectrumGold Securityholder is urged to consult his or her own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; (iv) the completion of the Arrangement and issuance of NovaGold Shares will dilute the interests of SpectrumGold Shareholders in the assets currently held by SpectrumGold; and (v) other risks described in greater detail elsewhere in the Information Circular.

There are risks associated with the combined business of SpectrumGold and NovaGold that should be considered by SpectrumGold Shareholders, including (i) the need for combined additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of exploration and the early stages of the Companies' properties; (iii) the effect of changes in commodity prices; (iv) the locations of the Companies' property interests; (v) economic, political and environmental risks associated with the Companies' operations; (vi) regulatory risks that development will not be acceptable for social, environmental or other reasons; (vii) reliance on the current management; (viii) the potential for conflicts of interest; and (ix) other risks associated with the particular Companies as described in greater detail elsewhere in the Information Circular.

See "The Arrangement – Arrangement Risk Factors", "SpectrumGold Inc. – Risk Factors" and "NovaGold Resources Inc. – Risk Factors".

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Amalco	The company organized under the laws of British Columbia formed by an amalgamation of NovaGold Sub and SpectrumGold pursuant to the Arrangement.

AMEX	The American Stock Exchange.

Arrangement
The arrangement to be completed pursuant to the provisions of Section 288 of the Business Corporations Act on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.

Arrangement Agreement	The Arrangement Agreement dated for reference June 3, 2004 among SpectrumGold, NovaGold and NovaGold Sub.

Arrangement Resolution
The resolution approving the Arrangement to be voted on, with or without variation, by SpectrumGold Shareholders at the Meeting, the full text of which is attached as Schedule "A" to this Information Circular.

BCSC	British Columbia Securities Commission.

Companies	Collectively SpectrumGold and NovaGold and individually a "Company".

Business Corporations Act	The Business Corporations Act (British Columbia), as amended.

Canaccord	Canaccord Capital Corporation.

Canadian GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

Computershare	Computershare Investor Services Inc.

Court	The Supreme Court of British Columbia.

Dissent Rights
The rights of a SpectrumGold Shareholder to dissent to the Arrangement Resolution and receive the payout value for all SpectrumGold Shares held pursuant to the Interim Order, the Plan of Arrangement and Sections 237 to 247 of the Business Corporations Act. See "The Arrangement – Rights of Dissent to the Arrangement".

Dissenting Shareholder
A SpectrumGold Shareholder who validly exercises its Right of Dissent in accordance with the Interim Order, the Plan of Arrangement and the procedures set out in Sections 237 to 247 of the Business Corporations Act in connection with the Arrangement.

Effective Date
Either (i) the date and time that the application for amalgamation under the Arrangement referred to in Section 295 of Business Corporations Act is filed with the Registrar, or such later date and time as is specified in the said application, if the Amalgamation Method set forth in Section 3.01(A) of the Plan of Arrangement is selected by the board of directors of SpectrumGold to effect the Arrangement or (ii) on or after August 15, 2004 if the Acquisition Method set forth in Section 3.01(B) of the Plan of Arrangement is selected by the board of directors of SpectrumGold to effect the Arrangement, such date and a time to be determined as specified in the Final Order.

Exemption Order	The decision to be obtained from the QSC under Section 263 of the Securities Act (Québec) with respect to the distribution of the NovaGold Shares under the

Arrangement and the resale restrictions relating thereto.

Final Order	The final order to be made by the Court approving the Arrangement.

Information Circular	This Information Circular to be sent to the SpectrumGold Shareholders in connection with the Meeting.

Interim Order	The interim order of the Court dated June 3, 2004 pursuant to Section 291 of the Business Corporations Act, providing for, among other things, the calling of the Meeting.

Meeting
The special general meeting of SpectrumGold Shareholders to be held at 10:00 a.m. (Vancouver time) on July 8, 2004 for the purpose of voting on the Arrangement Resolution and any adjournment or postponement thereof.

Minority SpectrumGold Shareholders
SpectrumGold Shareholders other than NovaGold, its directors and officers  (including those who are also directors and/or officers of SpectrumGold), any  associates or affiliates of NovaGold or its directors or officers, and any persons acting jointly or in concert with any of them.

Notice of Dissent
A written notice of dissent to the Arrangement Resolution by a SpectrumGold  Shareholder, given in accordance with the procedures set out in Sections 237 to  247 of the Business Corporations Act, the Interim Order and the Plan of Arrangement.

NovaGold	NovaGold Resources Inc., a company existing under the Companies Act (Nova Scotia).

NovaGold Convertible Securities
Stock options, share purchase warrants and other rights (including rights under  property acquisition agreements) to receive NovaGold Shares to be received by  holders of SpectrumGold Convertible Securities on the completion of the Arrangement.

NovaGold Options	Options to acquire up to 5,008,500 NovaGold Shares at exercise prices of $0.35 to $6.60 and expiry dates between July 15, 2004 and March 7, 2014.

NovaGold Shareholders	Holders of NovaGold Shares.

NovaGold Shares	Common shares in the capital of NovaGold.

NovaGold Sub	NovaGold Canada Inc., a wholly-owned British Columbia subsidiary of NovaGold incorporated for the purpose of the Arrangement.

NovaGold Warrants	Warrants to acquire up to 3,500,000 NovaGold Shares at a price of $7.00 per NovaGold Share at any time until October 1, 2008.

payout value	Payout value has the meaning attributed to such term under Sections 237 to 247 of the Business Corporations Act.

Plan of Arrangement
The plan of arrangement involving SpectrumGold, the SpectrumGold Securityholders and NovaGold Sub attached as Schedule "E" hereto, and any amendment thereto agreed to by the directors of each of the Companies.

Policy Q-27	Policy Statement No. Q-27 "Requirements for Minority Security Holders Protection in Certain Transactions" of the QSC.

QSC	Authorité des marchés financiers du Québec.

Record Date	May 20, 2004, being the date for determining SpectrumGold Shareholders entitled to receive notice of and vote at the Meeting.

Registered Holder	A holder of record of SpectrumGold Shares.

Registrar	The British Columbia Registrar of Companies appointed under Section 400 of the Business Corporations Act.

Rule 61-501	Rule 61-501 "Insider Bids, Issuer Bids, Going Private Transactions and Related

Party Transactions" of the Ontario Securities Commission.

SEC	The United States Securities and Exchange Commission.

Securities Acts	The Securities Acts or the equivalent securities legislation of each of the provinces of Canada, as amended.

Securities Legislation
The Securities Acts and the equivalent securities legislation of the territories of Canada, and the U.S. Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX.

SEDAR	System for Electronic Document Analysis and Retrieval.

Special Committee	The special committee of the board of directors of SpectrumGold appointed in respect of the Arrangement, comprised of Michael H. Halvorson, W. David Black and Ronald K. Netolitzky.

SpectrumGold	SpectrumGold Inc., a company existing under the Business Corporations Act.

SpectrumGold Convertible Securities	SpectrumGold Options, SpectrumGold Warrants and other rights (including rights under property acquisition agreements) to receive SpectrumGold Shares.

SpectrumGold Options	Options to acquire up to 2,206,000 SpectrumGold Shares at an exercise price of $0.75 per SpectrumGold Share and expiry dates between October 6, 2013 and October 25, 2013.

SpectrumGold Securityholders	Holders of SpectrumGold Shares and SpectrumGold Convertible Securities.

SpectrumGold Shareholders	Holders of SpectrumGold Shares.

SpectrumGold Shares	Common shares in the capital of SpectrumGold.

SpectrumGold Warrants	Warrants to acquire up to 100,000 SpectrumGold Shares at an exercise price of $3.45 per SpectrumGold Share and an expiry date of November 21, 2004.

Superior Proposal
An unsolicited bona fide offer regarding a merger, amalgamation, arrangement, takeover bid, sale of substantially all assets, sale of treasury shares or similar fundamental transaction involving SpectrumGold or any of its subsidiaries if the board of directors of SpectrumGold:

(i)
receives a written opinion of its financial advisor that such unsolicited bona fide offer would be, if consummated, superior to the Arrangement to the SpectrumGold Shareholders (other than NovaGold) from a financial point of view; and

(ii)
determines, in good faith, that such unsolicited bona fide offer would, if consummated in accordance with its terms, result in a transaction of greater value to the SpectrumGold Shareholders than the Arrangement.

Termination Date	August 31, 2004, unless extended by agreement of the parties to the Arrangement Agreement.

TSX	The Toronto Stock Exchange.

U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act	The United States Securities Act of 1933, as amended.

Valuation and Fairness Opinion	The valuation and fairness opinion prepared by Canaccord dated June 2, 2004, the full text of which is set out at Schedule "F" hereto.

GLOSSARY OF TECHNICAL TERMS

In this Information Circular, the following technical terms have the following meanings:

Aggregate
Any of several hard, inert materials, such as sand, gravel, slag, or crushed stone, mixed with a cement or bituminous material to form concrete, mortar, or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Argillite	A metamorphic rock, intermediate between shale and slate, that does not possess true slaty cleavage.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dacite	A fine-grained igneous rock found as dikes or extrusions.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

g/t or gpt	Grams per metric tonne.

Gossan
An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Inferred Mineral Resource, Indicated Mineral Resource, Measured Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this Information Circular are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the SEC by U.S. companies. See "Preliminary Notes – Information Concerning Forward-Looking Statements – Note to United States Shareholders".

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths,

v

based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest
Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite	An iron sulphide mineral (FeS ), the most common naturally occurring sulphide mineral.

Reverse Circulation	A type of drilling using dual-walled drill pipe in which the material drilled,

(RC)	water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Rhyolite	A fine-grained igneous rock which has the same chemical composition as granite.

Schist	A medium to course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sericite	A white, fine-grained potassium mica occurring as an alteration product and found as a secondary mineral in various hydrothermal rocks.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

UNITS OF MEASURE

The following table sets forth the factors for converting imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.28570

SPECTRUMGOLD INC.
Suite 3454, Four Bentall Centre
1055 Dunsmuir Street
PO Box 49215
Vancouver, British Columbia V7X 1K8

INFORMATION CIRCULAR

(As at June 3, 2004 and in Canadian dollars except as indicated)

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of SpectrumGold for use at the Meeting and any adjournments thereof.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of SpectrumGold or by agents retained for that purpose. SpectrumGold may reimburse SpectrumGold Shareholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. SpectrumGold may also reimburse brokers and other persons holding SpectrumGold Shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof to obtain their proxies. All costs of all solicitations on behalf of management of SpectrumGold will be borne by SpectrumGold.

At the Meeting, SpectrumGold Shareholders will be asked to pass the Arrangement Resolution approving the Arrangement as described under "The Arrangement".

SpectrumGold set May 20, 2004 as the Record Date for determining SpectrumGold Shareholders entitled to vote at the Meeting.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy for SpectrumGold will constitute the persons named in the enclosed form of proxy as the SpectrumGold Shareholder's proxyholder. The persons whose names are printed in the enclosed forms of proxy for the Meeting are directors or officers of SpectrumGold (collectively, the "Management Proxyholders").

A SpectrumGold Shareholder has the right to appoint a person other than the Management Proxyholders, to represent the SpectrumGold Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a SpectrumGold Shareholder.

VOTING BY PROXY

SpectrumGold Shares represented by properly executed proxies and in the accompanying form will be voted or withheld from voting on each respective matter where a poll is requested or required in accordance with the instructions of the SpectrumGold Shareholder.

If no choice is specified and one of the Management Proxyholders is appointed by a SpectrumGold Shareholder as proxyholder, such person will vote in favour of the matters to be voted on at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the

Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of SpectrumGold knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Intermediary (see "Non Registered Holders" below) acting on behalf of a SpectrumGold Shareholder or by the SpectrumGold Shareholder or his/her attorney authorized in writing. In the case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of the SpectrumGold proxy must be returned by mail or delivery to Computershare, to Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile to 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America). All proxies must be completed and received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered SpectrumGold Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most SpectrumGold Shareholders are "non-registered" SpectrumGold Shareholders because the SpectrumGold Shares they own are not registered in their names but are instead registered in the name of the clearing agency or the brokerage firm, bank or trust company through which they purchased the SpectrumGold Shares. More particularly, a person is not a registered SpectrumGold Shareholder in respect of SpectrumGold Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either in the name of: (a) an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of said SpectrumGold Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) a clearing agency (such as the Canadian Depository for Securities Limited (the "CDS") of which the Intermediary is a participant. In accordance with the Interim Order, SpectrumGold has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to Registered Holders and to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either be given:

(a)
a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of SpectrumGold Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the respective Transfer Agent as provided above; or

(b)
more typically, a voting instruction form which is not signed by the Intermediary , and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company , will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the SpectrumGold Shares which they beneficially own. Should a Non-Registered Holder receive one of the above forms and wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered SpectrumGold Shareholder who has returned a proxy may revoke it at any time before it has been used. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered SpectrumGold Shareholder or by his attorney authorized in writing or, if the registered SpectrumGold Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of SpectrumGold, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered SpectrumGold Shareholders have the right to revoke a proxy.

RECORD DATE AND VOTING SHARES

The Record Date for the determination of the SpectrumGold Shareholders entitled to receive notice of, attend and vote at the Meeting was fixed by the board of directors for SpectrumGold as May 20, 2004. Voting at the Meeting will be by a show of hands, each SpectrumGold Shareholder present having one vote, unless a poll is requested or required, whereupon each SpectrumGold Shareholder present is entitled to one vote for each SpectrumGold Share held.

SpectrumGold is authorized to issue 300,000,000 shares divided into 100,000,000 SpectrumGold Shares, 100,000,000 First Preferred Shares and 100,000,000 Second Preferred Shares, all without par value. As at the Record Date, 25,938,677 SpectrumGold Shares and no First Preferred Shares or Second Preferred Shares were issued and outstanding. SpectrumGold Shareholders are entitled to one vote for each SpectrumGold Share held. SpectrumGold Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

See "SpectrumGold Inc. – Principal Holders of Voting Securities".

VOTES REQUIRED

Approval of the Arrangement Resolution will require the affirmative vote of not less than three-quarters of the votes cast by SpectrumGold Shareholders present in person or represented by proxy at the Meeting. In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast at the Meeting by Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27. NovaGold, its directors and officers (including those who are also directors and/or officers of SpectrumGold), any associates or affiliates of NovaGold or its directors and officers, or any persons acting jointly or in concert with any of them, do not qualify as Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27 and the votes represented by their SpectrumGold Shares will not be counted in determining whether a simple majority of the minority has approved the Arrangement Resolution at the Meeting.

In addition, pursuant to the Interim Order, the Arrangement must be approved by the written consent of the holders of not less than three-quarters of the SpectrumGold Options and the holders of not less than three-quarters of the SpectrumGold Warrants outstanding as at May 20, 2004, provided that any SpectrumGold Options or SpectrumGold Warrants exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations..

EXECUTIVE COMPENSATION

See "SpectrumGold Inc. – Executive Compensation".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

See "SpectrumGold Inc. – Executive Compensation - Indebtedness of Directors, Executive Officers and Senior Officers".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of SpectrumGold, any person who has held such a position since the beginning of the last completed financial year of SpectrumGold, nor any associate or affiliate of the foregoing persons, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as follows:

1.
Rick Van Nieuwenhuyse, Robert J. MacDonald, Clynton Nauman, Douglas Brown, Gregory S. Johnson and Joseph R. Piekenbrock, all of whom are directors and/or officers of SpectrumGold, are directors and/or officers of NovaGold.

2.
The directors and officers of SpectrumGold currently hold SpectrumGold Shares, SpectrumGold Options, NovaGold Shares and/or NovaGold Options and will hold NovaGold Shares and/or stock options of NovaGold upon completion of the Arrangement as follows: None of the directors and officers of SpectrumGold hold any SpectrumGold Warrants or will hold any share purchase warrants of NovaGold upon completion of the Arrangement.

Name and Position with SpectrumGold	No. of SpectrumGold Shares(1)	No. of SpectrumGold Options	No. of NovaGold Shares	No. of NovaGold Options	No. of NovaGold Shares and Options of NovaGold to be Held Following Arrangement(2)
Rick Van Nieuwenhuyse President, Chief Executive Officer and Director	600,000	400,000	1,882,313	1,350,000	2,326,757 shares 1,646,296 options
Robert J. (Don) MacDonald Senior Vice-President, Chief Financial Officer, Secretary and Director	400,000	300,000	11,000	300,000	307,296 shares 522,222 options
Ronald K. Netolitzky Director	171,625	Nil	Nil	Nil	127,130 shares
Clynton Nauman Director	618,899	100,000	Nil	325,000	458,444 shares 399,074 options
W. David Black Director	112,473	100,000	Nil	Nil	83,313 shares 74,074 options
Michael H. Halvorson Director	312,826	100,000	Nil	Nil	231,723 shares 74,074 options
Douglas Brown Vice-President, Business Development	Nil	250,000	Nil	180,000	365,185 options
Gregory S. Johnson Vice-President, Corporate Development	400,000	250,000	486,237	300,000	782,533 shares 485,185 options

Name and Position with SpectrumGold	No. of SpectrumGold Shares(1)	No. of SpectrumGold Options	No. of NovaGold Shares	No. of NovaGold Options	No. of NovaGold Shares and Options of NovaGold to be Held Following Arrangement(2)
Joseph R. Piekenbrock Vice-President, Exploration	75,000	250,000	Nil	220,000	55,556 shares 405,185 options

(1)	All of the above persons who hold SpectrumGold Shares have advised SpectrumGold that they intend to vote in favour of the Arrangement Resolution.
(2)	Assuming none of their existing SpectrumGold Options and NovaGold Options are exercised prior to the Effective Date.

Except as set out in this Information Circular, no directors or officers of SpectrumGold will receive any benefit as a result of the completion of the Arrangement.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of SpectrumGold, any directors of NovaGold on completion of the Arrangement, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all issued and outstanding shares of SpectrumGold, nor any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of SpectrumGold's last completed financial year or in any proposed transaction which has or will materially affect SpectrumGold except as disclosed under "SpectrumGold Inc. – Interest of Insiders in Material Transactions".

MANAGEMENT CONTRACTS

No management functions of SpectrumGold are performed to any substantial degree by a person other than its respective directors or senior officers and the employees of NovaGold. However, Rick Van Nieuwenhuyse, Robert J. MacDonald, Douglas Brown, Gregory S. Johnson and Joseph R. Piekenbrock are employed by NovaGold, and SpectrumGold and NovaGold have an arrangement to share the costs of their respective salaries.

SPECTRUMGOLD SPECIAL GENERAL MEETING MATTERS

APPROVAL OF ARRANGEMENT RESOLUTION

At the Meeting, SpectrumGold Shareholders will be asked to approve the Arrangement Resolution. For the details of the Arrangement, see "The Arrangement" below.

Approval of the Arrangement Resolution will require the affirmative vote of not less than three-quarters of the votes cast by SpectrumGold Shareholders present in person or represented by proxy at the Meeting. In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast at the Meeting by Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27. NovaGold, its directors and officers (including those who are also directors and/or officers of SpectrumGold), any associates or affiliates of NovaGold or its directors and officers, or any persons acting jointly or in concert with any of them, do not qualify as Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27 and the votes represented by their SpectrumGold Shares will not be counted in determining whether a simple majority of the minority has approved the Arrangement Resolution at the Meeting.

In addition, pursuant to the Interim Order, the Arrangement must be approved by the written consent of the holders of not less than three-quarters of the SpectrumGold Options and the holders of not less than three-quarters of the SpectrumGold Warrants outstanding as at May 20, 2004, provided that any SpectrumGold Options or SpectrumGold Warrants exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations. It is also a condition to the completion of the Arrangement that, prior to completion of the Arrangement, the parties to property acquisition agreements with SpectrumGold pursuant to which such parties are given rights to acquire SpectrumGold Shares consent to the receipt of NovaGold Shares in lieu of SpectrumGold Shares.

THE ARRANGEMENT

GENERAL

The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions.

PRINCIPAL STEPS

Principal Steps

The principal features of the Arrangement Agreement and the Arrangement may be summarized as follows (which is qualified in its entirety by reference to the full text of the Arrangement Agreement). After receiving tax advice, SpectrumGold will select one of the two following methods for implementing the Arrangement:

(a)
NovaGold Sub will amalgamate with SpectrumGold and SpectrumGold Shareholders (other than NovaGold) will receive one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the "Amalgamation Method"); or

(b)
NovaGold will acquire all of the issued and outstanding SpectrumGold Shares which it does not already own by issuing to the SpectrumGold Shareholders one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the " Acquisition Method").

Pursuant to the Arrangement:

(a)
SpectrumGold Shareholders (other than NovaGold) will receive one (1) NovaGold Share for every 1.35 SpectrumGold Shares held by them and holders of SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth above and with corresponding changes to the exercise prices based on the exchange ratio set forth above (subject to certain adjustments to the exercise price of options as described below) and having the same exercise and conversion periods as the securities exchanged therefor; and

(b)	SpectrumGold or Amalco, as the case may be, will become a wholly-owned subsidiary of NovaGold.

The exercise price of options will be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold option issued or issuable in exchange for a SpectrumGold Option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold Option exceeds the exercise price for such SpectrumGold Share.

NovaGold Sub, a British Columbia corporation, was incorporated under the Business Corporations Act on June 2, 2004 for the purpose of the Arrangement.

Following the completion of the Arrangement, the SpectrumGold Shares will be delisted from the TSX and SpectrumGold or Amalco, as the case may be, will apply to cease to be a reporting issuer or the equivalent under applicable Securities Legislation.

The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as Schedule "E" hereto.

As at May 20, 2004, there were 25,938,677 SpectrumGold Shares issued and outstanding and 54,208,612 NovaGold Shares issued and outstanding. After giving effect to the transactions contemplated by the Arrangement Agreement, there will be approximately 62,782,132 NovaGold Shares issued and outstanding, of which approximately 14% will be held by the pre-Arrangement SpectrumGold Shareholders (excluding NovaGold, which owns 14,364,425 SpectrumGold Shares) and approximately 86% will be held by the pre-Arrangement NovaGold Shareholders, assuming that no convertible securities of SpectrumGold or NovaGold are exercised or converted.

As at May 20, 2004, there were also: (i) SpectrumGold Options outstanding to acquire up to 2,206,000 SpectrumGold Shares at an exercise price of $0.75; (ii) SpectrumGold Warrants outstanding to acquire up to 100,000 SpectrumGold Shares at an exercise price of $3.45; (iii) up to 300,000 SpectrumGold Shares issuable under certain property acquisition agreements; (iv) NovaGold Options outstanding to acquire up to 5,008,500 NovaGold Shares at exercise prices of $0.35 to $6.60; and (v) NovaGold warrants outstanding to acquire up to 3,500,000 NovaGold Shares at an exercise price of $7.00.

Determination of Appropriate Method to Complete Arrangement

SpectrumGold will obtain tax advice from its tax advisors at an appropriate time, confirming which method of completing the Arrangement (i.e., the Amalgamation Method or the Acquisition Method) is most tax-effective for the SpectrumGold Securityholders as a whole. Under the terms of the Arrangement Agreement, SpectrumGold will forthwith inform NovaGold in writing of the tax advice received and confirm which of the two methods is selected by SpectrumGold to complete the Arrangement.

Except with respect to the potential tax treatment of the Arrangement to certain SpectrumGold Securityholders, there will not be a material difference to SpectrumGold Securityholders arising from the selection of the Amalgamation Method or the Acquisition Method to complete the Arrangement.

If the Acquisition Method to complete the Arrangement is selected by the board of directors of SpectrumGold, the Effective Date of the Arrangement will be on or after August 15, 2004.

Amalgamation Method

Under the Amalgamation Method, on the Effective Date:

(a)
NovaGold Sub and SpectrumGold will amalgamate to form Amalco pursuant to the provisions of the Business Corporations Act and continue as one company. Each of NovaGold Sub and SpectrumGold will contribute to Amalco all of its assets, subject to all of the liabilities, and Amalco will assume all such liabilities. NovaGold will be issued and receive shares of Amalco in consideration for its share of NovaGold Sub and SpectrumGold Shareholders (other than NovaGold) will be issued and receive NovaGold Shares in exchange for their SpectrumGold Shares;

(b)	the name of Amalco will be NovaGold Canada Inc.;

(c)	the registered and records office of Amalco will be located at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5;

(d)	the head office of Amalco will be located at Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8;

(e)	Amalco will be authorized to issue an unlimited number of common shares without par value;

(f)	The Notice of Articles of Amalco will be as set out in Appendix "I" attached to the Plan of Arrangement attached hereto as Schedule "E";

(g)	the Articles of Amalco will be as set out in Appendix "II" attached to the Plan of Arrangement attached hereto as Schedule "E";

(h)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(i)
the issued and outstanding SpectrumGold Shares will be cancelled without any repayment of capital in respect thereof and holders of the SpectrumGold Shares (other than NovaGold) will receive one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held;

(j)
holders of SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth above and with corresponding changes to the exercise prices based on the exchange ratio set forth above and having the same exercise and conversion periods as the securities exchanged therefore, provided that the exercise price of options will be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold option issued or issuable in exchange for a SpectrumGold Option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold Option exceeds the exercise price for such SpectrumGold Share;

(k)	all SpectrumGold Convertible Securities will either be cancelled or held by NovaGold; and

(l)	the first directors of Amalco will be the following persons:

Name	Prescribed Address	Occupation
Rick Van Nieuwenhuyse	Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8	President and Chief Executive Officer of NovaGold
Robert J. (Don) MacDonald	Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8	Senior Vice-President, Chief Financial Officer and Secretary of NovaGold

Acquisition Method

Under the Acquisition Method, on the Effective Date:

(a)	each SpectrumGold Shareholder (other than NovaGold) will exchange all of its SpectrumGold Shares for NovaGold Shares on the basis of one (1) NovaGold Share for every 1.35 SpectrumGold Shares;

(b)
holders of SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth above and with corresponding changes to the exercise prices based on the exchange ratio set forth above and having the same exercise and conversion periods as the securities exchanged therefor, provided that the exercise price of options will be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold option issued or issuable in exchange for a SpectrumGold Option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold Option exceeds the exercise price for such SpectrumGold Share;

(c)
each holder of outstanding SpectrumGold Shares (other than NovaGold) shall cease to be a holder of SpectrumGold Shares and the name of each such holder shall be removed from the register of holders of SpectrumGold Shares;

(d)
each holder of outstanding SpectrumGold Shares (other than NovaGold) will receive that number of fully paid and non-assessable NovaGold Shares issuable to such holder on the basis set out in (a) above;

(e)	NovaGold will become the holder of all of the outstanding SpectrumGold Shares;

(f)	all SpectrumGold Convertible Securities will either be cancelled or held by NovaGold; and

(g)	NovaGold will be entered on the register of holders of SpectrumGold Shares as the holder of all of the outstanding SpectrumGold Shares.

FRACTIONAL SHARES

No fractional NovaGold Shares will be issued to SpectrumGold Securityholders. No cash will be paid in lieu of fractional NovaGold Shares. Any fractions resulting from the exchange of securities of SpectrumGold for securities of NovaGold will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

DIRECTORS AND OFFICERS OF NOVAGOLD – POST-ARRANGEMENT

The composition of the board of directors and the officers of NovaGold will not change as a result of the Arrangement. The number of directors will be six (6) and the board of directors of NovaGold will be comprised of George Brack, Gerald J. McConnell, Cole McFarland, Clynton Nauman, James Philip and Rick Van Nieuwenhuyse. The officers of NovaGold will be Rick Van Nieuwenhuyse (President and Chief Executive Officer), Robert J. MacDonald (Senior Vice-President, Chief Financial Officer and Secretary), Douglas Brown (Vice-President, Business Development), Gregory S. Johnson (Vice-President, Corporate Communications) and Joseph R. Piekenbrock (Vice-President, Exploration).

See "NovaGold Resources Inc. – Directors and Officers" for the name of each person who will be a director and/or officer of NovaGold, the municipality in which he is ordinarily resident, all offices of NovaGold now held by him, his principal occupation and the period of time for which he has been a director of NovaGold.

REASONS FOR THE ARRANGEMENT

The business combination among SpectrumGold and NovaGold pursuant to the Arrangement Agreement was negotiated by SpectrumGold on the basis that the SpectrumGold Securityholders would benefit from a diversified portfolio of mineral properties in the U.S. and Canada; a larger corporate balance sheet to assist project development; enhanced liquidity and broadened shareholder base; increased institutional investment exposure through the larger market capitalization; and reduced administrative and regulatory costs by combining the interests of SpectrumGold and NovaGold, and for the various other reasons set forth under "The Arrangement - Recommendation of the Directors".

In connection with the determination of the number of NovaGold Shares to be issued in exchange for the SpectrumGold Shares, Canaccord was retained to provide a valuation of the SpectrumGold Shares and the NovaGold Shares and a fairness opinion in respect of the Arrangement based upon a consideration of relevant factors including the market value, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of the Companies. The Valuation and Fairness Opinion has been prepared for, and reviewed by, the Special Committee and the board of directors of SpectrumGold.

The board of directors of SpectrumGold also considered the information and advantages and disadvantages of the Arrangement Agreement and the transactions contemplated thereunder discussed below under "The Arrangement – Recommendation of the Directors". See also "The Arrangement – Valuation and Fairness Opinion" and the financial statements attached to this Information Circular.

RELATED PARTY RULES

NovaGold is a "related party" to SpectrumGold for the purposes of Rule 61-501 and Policy Q-27 by virtue of its approximately 55% ownership interest in SpectrumGold. The applicable requirements of Rule 61-501 and Policy Q-27, including the requirements for a valuation and for majority of the minority approval, are being followed in connection with the Arrangement.

RECOMMENDATION OF THE DIRECTORS

The board of directors of SpectrumGold reviewed the terms and conditions of the Arrangement Agreement and the transactions contemplated thereunder, the Valuation and Fairness Opinion provided by Canaccord and the recommendation of the Special Committee, and has concluded that such transactions are fair and reasonable to the SpectrumGold Securityholders and in the best interests of SpectrumGold, and recommends that the SpectrumGold Shareholders vote in favour of the Arrangement Resolution.

In arriving at its conclusion, the board of directors of SpectrumGold considered, among other matters:

(a)
information with respect to the financial condition, business and operations, on both an historical and prospective basis, of both Companies including information in respect of the Companies on a pro forma consolidated basis;

(b)	information provided by NovaGold with respect to its properties;

(c)	historical information regarding the prices of the NovaGold Shares and the SpectrumGold Shares;

(d)
that SpectrumGold Shareholders (other than NovaGold) will own approximately 14% of the issued and outstanding NovaGold Shares on completion of the Arrangement (assuming no convertible securities of SpectrumGold and NovaGold outstanding as at May 20, 2004 are exercised);

(e)	the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

(f)	the tax treatment of SpectrumGold Securityholders under the Arrangement;

(g)	the availability of rights of dissent to SpectrumGold Shareholders with respect to the Arrangement;

(h)	the management groups and technical teams of the Companies;

(i)	the Valuation and Fairness Opinion from Canaccord; and

(j)	the recommendation of a Special Committee of the board of directors of SpectrumGold comprised of Michael H. Halvorson, W. David Black, and Ronald K. Netolitzky.

The board of directors of SpectrumGold considers the following factors make the Arrangement and the transactions contemplated thereunder advantageous to SpectrumGold Securityholders:

(a)	after the Arrangement, NovaGold will hold a large and diverse portfolio of U.S. and Canadian mineral properties;

(b)	after the Arrangement, NovaGold will have a greater combined asset base and capitalization;

(c)	through combined management and operations, there will be potential for greater growth and diversity, increased stability and greater access to potential financing and investment opportunities;

(d)	the Arrangement may result in lower administrative, accounting and legal costs;

(e)	the Arrangement may result in enhanced share liquidity through expected higher trading volume; and

(f)	other synergies may result from the combination of the Companies.

The board of directors of SpectrumGold also identified disadvantages associated with the Arrangement Agreement and the transactions contemplated thereunder, including the fact that the SpectrumGold Securityholders after the Arrangement will be subject to:

(a)	dilution of their interest resulting from the combination of the Companies;

(b)	dilution of their indirect interest in each mineral property in which SpectrumGold has a greater interest than NovaGold;

(c)	the transaction costs associated with the completion of the Arrangement;

(d)	potentially adverse tax consequences to certain SpectrumGold Securityholders;

(e)	increased exposure to any unfavourable results from the properties of NovaGold in which SpectrumGold does not currently have an interest; and

(f)	the risk factors applicable to NovaGold.

See " The Arrangement - Arrangement Risk Factors". In addition, there may be adverse tax consequences to certain holders of securities of SpectrumGold. See "The Arrangement – Canadian Federal Income Tax Considerations" and "The Arrangement – United States Federal Income Tax Considerations".

The board of directors of SpectrumGold recommends that the SpectrumGold Shareholders vote in favour of the Arrangement Resolution. Each of the directors of SpectrumGold has indicated his intention to vote his SpectrumGold Shares in favour of the Arrangement Resolution.

ARRANGEMENT RISK FACTORS

Securities of NovaGold, after giving effect to the Arrangement, should be considered as highly speculative investments and the transactions contemplated by the Arrangement should be considered of a high-risk nature. SpectrumGold Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular. In addition to the other information presented in this Information Circular (without limitation, see also "SpectrumGold Inc. - Risk Factors" and "NovaGold Resources Inc. - Risk Factors"), the following risk factors should be given special consideration:

1.
The completion of the Arrangement will dilute the interests of the SpectrumGold Shareholders in the properties of SpectrumGold and dilute their voting rights at shareholders' meetings of NovaGold post-Arrangement.

2.	There is no assurance that the Arrangement can be completed as proposed or without SpectrumGold Shareholders exercising their Dissent Rights in respect of a substantial number of SpectrumGold Shares.

3.	If the Arrangement is completed, then the risks associated with an investment in SpectrumGold become risks associated with an investment in NovaGold's business post-Arrangement.

4.	There is no assurance that the business of NovaGold, after completing the Arrangement, will be successful.

5.
The transactions may give rise to adverse tax consequences to SpectrumGold Securityholders and each SpectrumGold Securityholder is urged to consult his or her own tax advisor. See "The Arrangement - Canadian Federal Income Tax Considerations" and "The Arrangement – United States Federal Income Tax Considerations".

6.
While SpectrumGold believes that the NovaGold Shares to be issued or made issuable in order to effect the Arrangement will not be subject to any resale restrictions (except the restrictions on securities held by control persons under Canadian law and "affiliates" as defined under the U.S. Securities Act), there is no assurance that this is the case and each SpectrumGold Securityholder is urged to obtain appropriate legal advice regarding applicable Securities Legislation.

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Arrangement, all SpectrumGold Shareholders will become NovaGold Shareholders. As a result, SpectrumGold Shareholders will become shareholders in a Nova Scotia company governed by the Companies Act (Nova Scotia) and by NovaGold's constating documents, unless they exercise Dissent Rights in connection with the Arrangement.

Comparison Between Business Corporations Act and Nova Scotia Corporate Law

The following is a summary only of certain differences between the Business Corporations Act which governs the corporate affairs of SpectrumGold and the Companies Act (Nova Scotia) (the "Nova Scotia Act") which governs the corporate affairs of NovaGold.

In approving the Arrangement, non-dissenting SpectrumGold Shareholders will become shareholders of NovaGold and will hold securities in a company governed by the Nova Scotia Act. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of SpectrumGold Shareholders as shareholders of a Nova Scotia company. In exercising their vote, SpectrumGold Shareholders should consider the distinctions between the Nova Scotia Act and the Business Corporations Act, only some of which are outlined below.

Notwithstanding any alteration of SpectrumGold Shareholders' rights and obligations under the Nova Scotia Act, NovaGold will still be bound by the rules and policies of the TSX and the AMEX as well as the applicable Securities Legislation.

Nothing that follows should be construed as legal advice to any particular SpectrumGold Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Arrangement.

Charter Documents

Under the Business Corporations Act, the charter documents consist of a "Notice of Articles", which sets forth the name of the company and the amount and type of authorized capital, and "Articles" (collectively, the "Charter Documents"). The Notice of Articles is filed with the Registrar of Companies and the Articles are filed only with the company's registered and records office.

Under the Nova Scotia Act, a company has a "Memorandum of Association" which sets forth the name of the company and the amount and type of authorized capital, and "Articles" which govern the management of the company. The Memorandum of Association and Articles are filed with the Registrar of Joint Stock Companies and with the company's registered and records office.

SpectrumGold has authorized capital consisting of 100,000,000 common shares without par value and two classes of preferred shares. Upon completion of the Arrangement, non-dissenting SpectrumGold Shareholders will be shareholders of NovaGold which has an authorized capital of 1,000,000,000 common shares without par value and 10,000,000 preferred shares without par value. See "SpectrumGold Inc. – Authorized and Issued Share Capital" and "NovaGold Inc. – Authorized and Issued Share Capital" herein.

Amendments to the Charter Documents of the Company

Under the Nova Scotia Act, any amendment to the Articles of a company generally requires approval by special resolution. A special resolution, under the Nova Scotia Act, is a resolution passed at a meeting by no less than 75% of the votes cast by the shareholders who voted in respect of the resolution and, unless the resolution has been unanimously passed by all shareholders, the resolution has been confirmed by a majority of votes cast by shareholders at a subsequent meeting, held at an interval of not less than 14 days and not more than one month after the first meeting ("Nova Scotia Special Resolution"). In certain cases, an amendment to the Articles is also required to be approved separately by the holders of a class or series of shares including in certain cases a class or series of shares not otherwise carrying voting rights in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Any substantive change to the corporate charter of a company under the Business Corporations Act, such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a resolution passed by a three-quarters majority unless certain amendments to the Notice of Articles have been made to permit a two-thirds majority vote, which amendments have not been done in the case of SpectrumGold.

The Business Corporations Act does allow some capital alterations and alterations to the charter documents to be approved by an ordinary resolution (simple majority) of shareholders or by the directors if the articles so provide. SpectrumGold's Articles do not so provide and therefore all such alterations currently require a three-quarters majority vote.

Other fundamental changes pursuant to the Business Corporations Act, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or arrangement of a company out of the jurisdiction, require a special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. Under the current articles of SpectrumGold this resolution would require a three-quarters majority.

Where an amalgamation contains a provision that would entitle a class or series vote under the Business Corporations Act, then such class or series may vote separately as a class or series. Each share of a company carries the right to vote in respect of the amalgamation whether or not it otherwise carries the right to vote.

Under the Nova Scotia Act, certain extraordinary corporate actions, such as certain amalgamations (other than with a wholly-owned subsidiary), continuances, and other extraordinary corporate actions are required to be approved by Nova Scotia Special Resolution. In certain cases, a Nova Scotia Special Resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including, in certain cases, a class or series of shares not otherwise carrying voting rights in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who voted in respect of the resolution.

Sale of Company's Undertaking

Under the Business Corporations Act, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. SpectrumGold would require a three-quarters majority vote in the event of a sale of SpectrumGold's undertaking.

Under the Nova Scotia Act, a company may sell, lease or otherwise dispose of all or substantially all of the property of a company in the ordinary course of business or by Nova Scotia Special Resolution if other than in the ordinary course of business. In certain cases, a Nova Scotia Special Resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including, in certain cases, a class or series of shares not otherwise carrying voting rights in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who voted in respect of the resolution.

Rights of Dissent and Appraisal

The Business Corporations Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a)	a resolution to alter the Articles to alter restrictions on the powers of the Company or on the business it is permitted to carry on;

(b)	a resolution to adopt an amalgamation agreement;

(c)	a resolution to approve an amalgamation into a foreign jurisdiction;

(d)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	a resolution to authorize an arrangement of the company into a jurisdiction other than British Columbia;

(g)	any other resolution, if dissent is authorized by the resolution; or

(h)	any court order that permits dissent.

The Nova Scotia Act provides that shareholders of a company who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include:

(a)	any amalgamation with another company (other than any wholly-owned subsidiary);

(b)	an amendment to the company's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

(c)	an amendment to the company's articles or memorandum to add, change or remove any restriction upon the business or businesses that the company may carry on;

(d)	a continuance under the laws of another jurisdiction;

(e)	a sale, lease or exchange of all or substantially all the property of the company other than in the ordinary course of business;

(f)	a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the company; or

(g)
certain amendments to the articles of a company which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Oppression Remedies

Under the Business Corporations Act, a shareholder of a company, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

(a)
the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b)
some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The Nova Scotia Act provides an oppression remedy that enables a court to make any order to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

(a)	any act or omission of the company or an affiliate effects a result;

(b)	the business or affairs of the company or an affiliate are or have been carried on or conducted in a manner; or

(c)	the powers of the directors of the company or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the company.

A complainant includes:

(a)	a present or former registered holder or beneficial owner of securities of a company or any of its affiliates;

(b)	a present or former officer or director of the company or any of its affiliates;

(c)	the Registrar of Joint Stock Companies under the Nova Scotia Act; and

(d)	any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect "reasonable expectations" of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal or equitable rights. Furthermore, the court may order a company to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

Shareholder Derivative Actions

Under the Business Corporations Act, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

Under the Nova Scotia Act, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a company or any subsidiary, or to intervene in an action to which any such company is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. No action may be brought and no intervention in an action may be made unless: (i) the complainant has given reasonable notice to the directors of the company or its subsidiary of the complainant's intention to apply to the court if the directors of the company or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the company or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the Nova Scotia Act, the court in a derivative action may make any order it thinks fit. In addition, a court may order a company or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Requisition of Meetings

The Business Corporations Act provides that one or more shareholders of a company holding at least 1/20 of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting.

Under the Nova Scotia Act, the directors of a company are required to call shareholders meetings. In addition, the holders of not less than 10% of the issued shares of a company may require the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the Nova Scotia Act for making such a requisition, the directors of the company must call a meeting of shareholders. If they do not, within 21 days of the date of the requisition, call a meeting of shareholders, the shareholders who made the requisition or a majority of them in value may call the meeting provided the meeting is held within three months of the date the requisition is deposited.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting is now governed by securities legislation and is not governed by the Business Corporations Act.

The Nova Scotia Act has a mandatory requirement for "reporting issuers" to send a form of proxy to each shareholder entitled to receive notice of a meeting of a company.

Place of Meetings

Under the Business Corporations Act, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(a)	the location is provided for in the articles;

(b)
the articles do not restrict the company from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose (in the case of the company, may approved by directors' resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the Registrar of Companies before the meeting is held.

The Nova Scotia Act does not require that meetings of shareholders be held in Nova Scotia.

Directors

The Business Corporations Act provides that a company, which is a reporting company, must have a minimum of three directors but does not impose any such residency requirements on the directors.

The Nova Scotia Act requires a corporation to have a minimum of one director and does not impose any residency requirements. Directors of a company must be individuals over the age of 18 years. Directors must be of sound mind and not have the status of bankrupt. Directors are not required to hold shares of the company.

CONDUCT OF MEETING AND OTHER APPROVALS

Securityholder Approval

The SpectrumGold Shareholders at the Meeting will be asked to consider and, if thought advisable, adopt the Arrangement Resolution. Approval of the Arrangement Resolution will require the affirmative vote of not less than three-quarters of the votes cast by SpectrumGold Shareholders present in person or represented by proxy at the Meeting. In addition, the Arrangement Resolution must be approved by a simple majority of the votes cast at the Meeting by Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27. NovaGold, its directors and officers (including those who are also directors and/or officers of SpectrumGold), any associates or affiliates of NovaGold or its directors and officers, or any persons acting jointly or in concert with any of them, do not qualify as Minority SpectrumGold Shareholders under Rule 61-501 and Policy Q-27 and the votes represented by their SpectrumGold Shares will not be counted in determining whether a simple majority of the minority has approved the Arrangement Resolution at the Meeting.

In addition, pursuant to the Interim Order, the Arrangement must be approved by the written consent of the holders of not less than three-quarters of the SpectrumGold Options and the holders of not less than three-quarters of the SpectrumGold Warrants outstanding as at May 20, 2004, provided that any SpectrumGold Options or SpectrumGold Warrants exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations.

Court Approval

On June 3, 2004, prior to mailing of the material in respect of the Meeting, SpectrumGold obtained an Interim Order from the Court providing for the calling and holding of the Meeting and other procedural matters. Attached to this Information Circular are copies of the Interim Order as Schedule "G"; the Notice of Application for the Final Order as Schedule "H"; the Petition as Schedule "I"; the Affidavit of Rick Van Nieuwenhuyse (without exhibits) as Schedule "J"; and the Notice of Hearing as Schedule "K". As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m., Vancouver time, on July 12, 2004, following the Meeting or as soon thereafter as counsel for SpectrumGold may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. SpectrumGold Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, every person whose rights and interests are affected by the Arrangement, including SpectrumGold Securityholders and creditors of SpectrumGold, who wishes to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Business Corporations Act, the Court will be requested to consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to, among other things, the NovaGold Shares to be issued pursuant to the Arrangement as described below under "The Arrangement – Securities Laws Considerations – U.S. Securities Laws". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of shares contemplated by the Arrangement are fair to the SpectrumGold Securityholders to whom securities will be issued or made issuable upon completion of the Arrangement.

Under the terms of the Interim Order, each SpectrumGold Securityholder and creditor of SpectrumGold will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon SpectrumGold at the addresses set out below, at or before 10:00 a.m., Vancouver time, on July 9, 2004, a notice of his, her or its intention to appear ("Appearance Notice"), including an address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to SpectrumGold Inc. at the following address:

c/o 10th Floor - 595 Howe Street
Vancouver, British Columbia,
V6C 2T5

Attention: Jerome D. Ziskrout

Fax:    (604) 687-8772

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of SpectrumGold Shareholders at the Meeting and by the requisite consent in writing by holders of the SpectrumGold Options and the SpectrumGold Warrants, final approval of the Court must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The SpectrumGold Shares are currently listed for trading on the TSX and the NovaGold Shares are currently listed for trading on the TSX and the AMEX. SpectrumGold is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and the Northwest Territories. NovaGold is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and Labrador. SpectrumGold must obtain the approval of the TSX for the Arrangement and NovaGold must obtain the approval of the TSX and the AMEX for the Arrangement and the listing of the NovaGold Shares to be issued or made issuable to SpectrumGold Securityholders in connection with the Arrangement.

Following the completion of the Arrangement, the SpectrumGold Shares will be delisted from the TSX and SpectrumGold or Amalco, as the case may be, will apply to cease to be a reporting issuer or the equivalent under applicable Securities Legislation.

SpectrumGold Shareholders should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. SpectrumGold cannot provide any assurances that such approvals will be obtained.

ESTABLISHMENT OF SPECIAL COMMITTEE

SpectrumGold and NovaGold began preliminary discussions regarding a possible business combination in early 2004. Formal discussions began in March 2004.

Rick Van Nieuwenhuyse, Robert J. MacDonald and Clynton Nauman, directors of SpectrumGold, are also directors and/or officers of NovaGold. Accordingly, the board of directors of SpectrumGold determined to establish the Special Committee, comprised of Michael H. Halvorson, W. David Black and Ronald K. Netolitzky, to consider the possible combination of the two Companies.

The mandate of the Special Committee includes, among other things, the responsibility to engage and instruct a financial advisor to prepare a valuation and fairness opinion in respect of the Arrangement and the transactions contemplated thereunder and to supervise the preparation of the valuation and fairness opinion. Canaccord was retained as a financial advisor to prepare the Valuation and Fairness Opinion. See "The Arrangement - Valuation and Fairness Opinion" below for a summary of the Valuation and Fairness Opinion received.

On March 30, 2004, SpectrumGold entered into a letter agreement with NovaGold regarding the basic terms of the combination, subject to, among other things, the negotiation of a definitive agreement and the receipt of a fairness opinion from a financial advisor. The parties then commenced negotiation of the Arrangement Agreement.

The Special Committee negotiated the terms of the Arrangement Agreement. The Special Committee met with its legal advisors and Canaccord during April, May and June 2004 to review the terms of the Arrangement Agreement, to receive and consider legal advice, and to receive and consider the advice of Canaccord, including the Valuation and Fairness Opinion, and to review this Information Circular. After considering such matters, the Special Committee resolved to recommend the Arrangement Agreement and the transactions contemplated therein to the Board of Directors of SpectrumGold. On June 3, 2004, the board of directors approved the Arrangement Agreement and the transactions contemplated therein.

VALUATION AND FAIRNESS OPINION

General

A company subject to Rule 61-501 and Policy Q-27 is required to have a formal valuation of the affected securities prepared by a qualified and independent valuator based on techniques that are appropriate in the circumstances. As noted above, Canaccord was retained to provide a valuation of the SpectrumGold Shares and the NovaGold Shares and a fairness opinion on the Arrangement Agreement and the transactions contemplated thereunder to determine the fairness of the terms of the Arrangement Agreement and the transactions contemplated thereunder from a financial point of view to the Minority SpectrumGold Shareholders.

Canaccord has provided the Valuation and Fairness Opinion to the board of directors and the Special Committee of SpectrumGold. SpectrumGold has agreed to pay Canaccord a fee for providing the Valuation and Fairness Opinion. The fee payable to Canaccord does not depend on the conclusions reached in the Valuation and Fairness Opinion nor on the completion of the Arrangement Agreement and the transactions contemplated thereunder.

Canaccord is not an insider, associate or affiliate of either Company. Canaccord has not acted as an advisor to either Company or their respective affiliates in connection with the Arrangement and has not prepared previous valuations of either Company. For purposes of Rule 61-501 and Policy Q-27, Canaccord considers itself to be independent of SpectrumGold and NovaGold for the purposes of the Valuation and Fairness Opinion.

There are no understandings, commitments or agreements between Canaccord and either Company or any respective predecessor and subsidiary Companies and affiliates with respect to future business dealings. Canaccord may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients, and perform financial and research services for the Companies referred to in the Valuation and Fairness Opinion. The Special Committee has determined Canaccord to be qualified.

A summary of the Valuation and Fairness Opinion is provided below. The summary is qualified in its entirety by the full text of the Valuation and Fairness Opinion. The analyses conducted by Canaccord, as described in the Valuation and Fairness Opinion, must be considered as a whole. To focus on specific portions of the analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Valuation and Fairness Opinion. SpectrumGold Shareholders are urged to read the Valuation and Fairness Opinion in its entirety. The Valuation and Fairness Opinion is attached hereto as Schedule "F".

Valuation and Fairness Opinion

The Valuation and Fairness Opinion was prepared by Canaccord. The following is a summary of certain sections of the Valuation and Fairness Opinion which, as noted above, is qualified in its entirety by the full text of the Valuation and Fairness Opinion, a copy of which is attached hereto as Schedule "F". All references to dollars in the Valuation and Fairness Opinion are in Canadian dollars unless otherwise indicated.

Conclusions as to Value

SpectrumGold Shares

The primary methodology utilized by Canaccord to value the SpectrumGold Shares was to arrive at a relative in situ valuation of Galore Creek and then calculate the net asset value that includes the additional value for the exploration potential of the Copper Canyon, Brewery Creek and McQuesten properties. The discounted cash flow approach resulted in a higher implied value for the Galore Creek project, however, in Canaccord's professional judgement, given Galore Creek's early stage development status, the in situ methodology was more appropriate.

Therefore, based upon the qualifications, restrictions and limitations noted in the Valuation and Fairness Opinion, Canaccord is of the opinion that the en bloc fair market value of the SpectrumGold Shares fell in a range of $3.66 to $3.89 per SpectrumGold Share on a fully diluted per share basis as at the valuation date of March 29, 2004.

NovaGold Shares

Canaccord in its professional judgement applied a combination of peer group in situ valuation and discounted cash flow to arrive at a net asset value per NovaGold Share.

Based upon the qualifications, restrictions and limitations noted in the Valuation and Fairness Opinion, Canaccord is of the opinion that the en bloc fair market value of the NovaGold Shares fell in a range of $7.75 to $8.69 per NovaGold Share on a fully diluted basis as at the valuation date.

Conclusions as to Fairness

Based upon and subject to the considerations set forth in the Valuation and Fairness Opinion, Canaccord is of the opinion, as of the date of the Valuation and Fairness Opinion, that the consideration to be received in respect of the Arrangement by the Minority SpectrumGold Shareholders is fair from a financial point of view.

ACCOUNTING TREATMENT

The Arrangement will be accounted for using the purchase method of accounting reflecting the purchase of net assets of SpectrumGold at the value paid. As a result, the carrying amount of the Galore Creek property is anticipated to be increased by approximately $55 million.

Following the Arrangement, the consolidated financial statements of the combined entity will be issued under the name of NovaGold and will be the continuation of the consolidated financial statements of NovaGold prior to the acquisition. SpectrumGold or Amalco, as the case may be, will become a wholly owned subsidiary of NovaGold and the accumulated deficit and share capital of SpectrumGold up to the date of acquisition will be eliminated. The capital structure of the consolidated entity will be that of NovaGold with the dollar amount comprised of the issued share capital of NovaGold on the balance sheet immediately prior to the acquisition plus the value of NovaGold Shares issued by NovaGold to acquire SpectrumGold Shares plus any NovaGold Shares, if any, issued by NovaGold subsequent to the acquisition. See "NovaGold Pro Forma Consolidated Financial Statements" attached hereto as Schedule "D".

PROCEDURE FOR EXCHANGE OF SECURITIES

As soon as practicable after the Effective Date, Computershare will forward to each registered holder of SpectrumGold Shares at the address of such registered holder as it appears in the appropriate register for such SpectrumGold Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing the NovaGold Shares to which such registered holder is entitled pursuant to the Arrangement. SpectrumGold Shareholders who exercise Dissent Rights will not be entitled to receive NovaGold share certificates.

Former SpectrumGold Shareholders must deliver to Computershare: (a) their share certificates representing their SpectrumGold Shares; (b) a duly completed letter of transmittal; and (c) such other documents as such transfer agent may require, in order to receive the share certificates representing the NovaGold Shares to which they are entitled pursuant to this Arrangement.

Certificates for the NovaGold Shares, issuable to a current SpectrumGold Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by Computershare of the required documents.

After the Effective Date, upon deposit with NovaGold at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49215, Vancouver, British Columbia, V7X 1K8 of the certificates or documents formerly representing SpectrumGold Convertible Securities, holders of such certificates or documents will receive certificates or documents entitling the holders to receive options, warrants and other rights in NovaGold in accordance with the terms of the Plan of Arrangement.

CANCELLATION OF RIGHTS AFTER SIX YEARS

If a SpectrumGold Shareholder fails to deposit a share certificate representing SpectrumGold Shares together with a duly executed and completed letter of transmittal and other required documents with Computershare within six (6) years of the Effective Date, such share certificate shall cease to represent a right or claim of any kind or nature and the right of such holder to receive NovaGold Shares shall be deemed to be surrendered to NovaGold.

FEES AND EXPENSES

Each Company will pay all of its respective costs, fees and expenses incurred in connection with the Arrangement.

EFFECTIVE DATE OF ARRANGEMENT

If, among other things, (1) the Arrangement Resolution is approved by the SpectrumGold Shareholders; (2) consent in writing to the Arrangement is received from the holders of at least three-quarters of the SpectrumGold Options and the holders of at least three-quarters of the SpectrumGold Warrants outstanding as at May 20, 2004 (provided that any SpectrumGold Options or SpectrumGold Warrants exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations); (3) the Final Order of the Court is obtained approving the Arrangement; (4) the required TSX and AMEX approvals to the Arrangement have been received; (5) every requirement of the Business Corporations Act relating to the Arrangement has been complied with; and (6) all other conditions disclosed under "The Arrangement – Arrangement Agreement – Conditions to the Arrangement Becoming Effective" are met or waived, the Arrangement will become effective on the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule "E" hereto. See also "Arrangement Agreement" below.

Notwithstanding the approval of the Arrangement Resolution by SpectrumGold Shareholders, the Arrangement Resolution authorizes the directors of SpectrumGold to abandon the Arrangement without further approval from the SpectrumGold Shareholders.

SPECTRUMGOLD AND NOVAGOLD CONVERTIBLE SECURITIES

Under the Arrangement Agreement, NovaGold has agreed to issue to holders of SpectrumGold Convertible Securities options, warrants or other rights to acquire shares of NovaGold on the basis that NovaGold will issue one (1) NovaGold Share for every 1.35 SpectrumGold Shares to which the holder of the SpectrumGold Convertible Security is entitled at 135% of the exercise price.

The following table sets out the current outstanding options and warrants of each of the Companies and the resulting options and warrants of NovaGold after completion of the Arrangement.

Designation of Security	No. of Options/ Warrants	Current Exercise Price	Resulting No. of NovaGold Options/Warrants	Resulting Exercise Price	Expiry Date
SpectrumGold Options	2,206,000	$0.75	1,634,074	$1.0125	October 6, 2013 to October 25, 2013
SpectrumGold Warrants	100,000	$3.45	74,074	$4.6575	November 21, 2004
NovaGold Options	5,008,500	$0.35 to $6.60	5,008,500	$0.35 to $6.60	July 15, 2004 to March 7, 2014
NovaGold Warrants	3,500,000	$7.00	3,500,000	$7.00	October 1, 2008
TOTAL	10,814,500		10,216,648

NovaGold has agreed to issue NovaGold Shares with respect to the 300,000 SpectrumGold Shares issuable under certain property acquisition agreements on the basis that NovaGold will issue one (1) NovaGold Share for every 1.35 SpectrumGold Shares to which the parties under such agreements are entitled. It is a condition to the completion of the Arrangement that, prior to completion of the Arrangement, the parties to such property acquisition agreements consent to the receipt of NovaGold Shares in lieu of SpectrumGold Shares.

ARRANGEMENT AGREEMENT

The Arrangement, which will be carried out pursuant to the Business Corporations Act, will be effected in accordance with the Arrangement Agreement. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under "The Arrangement – Principal Steps".

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement which is available for review by SpectrumGold

Shareholders at the offices of SpectrumGold as shown on the Notice of Meeting, during normal business hours, prior to the Meeting.

General

The Arrangement Agreement is dated for reference June 3, 2004. For the purposes of this summary, the references below to the Arrangement Agreement include the Plan of Arrangement which is attached as Schedule "E" to this Information Circular.

In the Arrangement Agreement, the Companies provide to one another certain customary commercial representations and warranties, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, SpectrumGold has agreed to seek the approval of the SpectrumGold Shareholders to the Arrangement Agreement and the transactions contemplated thereunder. SpectrumGold has agreed to use all reasonable commercial efforts to obtain all necessary securityholder and regulatory approvals, including the approvals of the Court, to the Arrangement. NovaGold has also agreed to use all reasonable commercial efforts to cause each of its obligations which are conditions precedent to the Arrangement to be completed.

Until the Effective Date, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Arrangement and the Meeting, except with the written consent of other party.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including: (a) by unanimous agreement; (b) automatically if the Final Order has not been obtained prior to the Termination Date, unless extended by agreement by the parties; (c) in the event of a material adverse change of SpectrumGold or NovaGold, (d) if notices of dissent in respect of more than 3% of the outstanding SpectrumGold Shares are received; (e) if the conditions precedent under the Arrangement Agreement (see below) are not met or waived by the Termination Date; (f) if the requisite SpectrumGold Securityholder approval of the Arrangement is not received at the Meeting; or (g) by SpectrumGold if it receives a Superior Proposal and its board of directors resolves to accept and recommend to its shareholders the Superior Proposal.

Conditions to the Arrangement Becoming Effective

The respective obligations of the Companies to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, including as follows:

(a)
receipt of satisfactory tax advice by SpectrumGold to enable the board of directors of SpectrumGold to determine which method (i.e., the Amalgamation Method or the Acquisition Method) of conducting the Arrangement as described herein is most tax- effective for the SpectrumGold Securityholders as a whole;

(b)	receipt of all required SpectrumGold Shareholder approvals, including approval by the "majority of the minority" SpectrumGold Shareholders pursuant to Rule 61-501;

(c)	granting of the Final Order by the Court, in form and substance satisfactory to SpectrumGold and NovaGold;

(d)	there shall not be in force any order or decree restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e)	receipt of all necessary regulatory and other required approvals;

(f)
receipt of conditional approval of the TSX and AMEX to the listing thereon of the NovaGold Shares issuable to SpectrumGold Securityholders, subject only to compliance with the usual requirements of the TSX and AMEX;

(g)
none of the consents, orders, regulations or approvals shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by SpectrumGold or NovaGold, acting reasonably;

(h)
neither SpectrumGold nor NovaGold shall have received advice that the issue of the NovaGold Shares or convertible securities of NovaGold pursuant to the exchange of SpectrumGold Shares for NovaGold Shares and SpectrumGold Convertible Securities for convertible securities of NovaGold under the Arrangement will not qualify for the exemption from the registration requirements of the U.S. Securities Act under section 3(a)(10) of the U.S. Securities Act and exemptions from registration requirements in all applicable States or will not be exempt from the registration and prospectus requirements of applicable securities laws in each of the Provinces of Canada in which holders of SpectrumGold Securities are resident; or that the NovaGold Shares issued or issuable pursuant to the Arrangement will be subject to restrictions on resale under the securities laws of Canada and the United States except as may be imposed by Rules 144 and 145 under the U.S. Securities Act with respect to affiliates or except as disclosed in this Information Circular or except by reason of the existence of any controlling interest in NovaGold pursuant to the securities laws of any applicable jurisdiction;

(i)	SpectrumGold and NovaGold shall have received confirmation of tax counsel in form and substance satisfactory to such party, acting reasonably, respecting the tax consequences of the Arrangement;

(j)	each of the covenants, acts and undertakings of SpectrumGold and NovaGold to be performed on or before the Effective Date shall have been duly performed;

(k)
except as affected by transactions contemplated by the Arrangement Agreement, the representations and warranties of SpectrumGold and NovaGold shall be true and correct in all material respects as of the Effective Date;

(l)	there shall have occurred no adverse material change in the affairs of SpectrumGold or NovaGold prior to the Effective Date;

(m)
the opinion received by SpectrumGold from the Financial Advisor to the effect that the terms of the Arrangement are fair to the SpectrumGold Shareholders (other than NovaGold) from a financial perspective shall not have been withdrawn;

(n)
SpectrumGold shall have obtained the written consent from the holders of not less than three-quarters of the outstanding options of SpectrumGold and the holders of not less than three-quarters of the outstanding warrants of SpectrumGold and the agreement of holders of other rights (including rights under property acquisition agreements) to receive SpectrumGold Shares agreeing to the terms of the Arrangement in respect of such options, warrants and other rights to acquire any unissued shares in the capital of SpectrumGold;

(o)	dissent rights shall not have been exercised by holders of more than 3% of the SpectrumGold Shares; and

(p)	the Arrangement Agreement shall not have been previously terminated.

The conditions precedent listed above, except those in paragraphs (a), (b), (c), (d) and (n), may be waived by the parties.

Amendment

At any time before the Effective Date, the Arrangement Agreement and the Plan of Arrangement may be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement; or

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties;

but, notwithstanding the foregoing, the terms of the Arrangement and the securityholder approval requirements of the Arrangement Agreement shall not be amended in any material respect without the approval of the SpectrumGold Shareholders, in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Indemnity

Each Company has agreed to indemnify the other Company from any losses, claims, damages, liabilities, actions or demands arising from a breach of a representation, warranty, covenant or obligation including legal or other expenses incurred in connection with investigating or defending same.

RIGHTS OF DISSENT TO THE ARRANGEMENT

The Interim Order and the Plan of Arrangement provide that SpectrumGold Shareholders shall be granted Dissent Rights with respect to the Arrangement as provided in the Business Corporations Act.

The following summary of dissent procedures ("Dissent Procedures") is qualified in its entirety by reference to Sections 237 through 247 of the Business Corporations Act. A copy of Sections 237 to 247 of the Business Corporations Act is attached as Schedule "L" to this Information Circular. A SpectrumGold Shareholder intending to exercise its Dissent Rights in respect of the Arrangement Resolution (a "Dissenting Shareholder") should carefully comply with the provisions of these sections and, with respect to the sending of the Notice of Dissent, with Section 7 of the Business Corporations Act and Section 4 of the Regulations made pursuant to the Business Corporations Act. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder. It is recommended that any SpectrumGold Shareholder wishing to avail itself of its Dissent Rights seek legal advice, as failure to comply strictly with the aforesaid provisions of the Business Corporations Act and Regulations may prejudice any such rights.

Notice of Dissent

To be valid, a Notice of Dissent must:

1.	be in writing;

2.
be addressed to SpectrumGold and be sent on or before July 6, 2004 by (i) mail or by physical delivery to SpectrumGold's registered office at 10 th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5; (ii) by facsimile to (604) 687-8772; or (iii) by email to cdean@dumoulinblack.com;

3.	specify the number of SpectrumGold Shares in respect of which the Dissenting Shareholder is exercising the Dissent Rights,

and must set out whichever of the following is applicable:

4.
if the SpectrumGold Shares constitute all of the SpectrumGold Shares of which the SpectrumGold Shareholder is both the registered owner and beneficial owner and the Spectrum Gold Shareholder owns no other SpectrumGold Shares as beneficial owner, a statement to that effect;

5.
if the SpectrumGold Shares constitute all of the SpectrumGold Shares of which the SpectrumGold Shareholder is both the registered owner and beneficial owner but the SpectrumGold Shareholder owns other SpectrumGold Shares as beneficial owner, a statement to that effect and:

	(a)	the names of the registered owners of those other SpectrumGold Shares;

	(b)	the number and the class of those other SpectrumGold Shares that are held by each of those registered owners; and

	(c)	a statement that notices of dissent are being, or have been, sent in respect of all of those other SpectrumGold Shares; and

6.	if dissent is being exercised by the SpectrumGold Shareholder on behalf of a beneficial owner who is not the dissenting SpectrumGold Shareholder, a statement to that effect and:

	(a)	the name and address of the beneficial owner; and

(b)
a statement that the SpectrumGold Shareholder is dissenting in relation to all of the SpectrumGold Shares beneficially owned by the beneficial owner that are registered in the SpectrumGold Shareholder's name.

Section 238(2) of the Business Corporations Act further provides that a SpectrumGold Shareholder wishing to dissent must:

1.	prepare a separate Notice of Dissent for:

(a) the SpectrumGold Shareholder, if the SpectrumGold Shareholder is dissenting on the SpectrumGold Shareholder's own behalf; and

(b) each other person who beneficially owns SpectrumGold Shares registered in the SpectrumGold Shareholder's name and on whose behalf the SpectrumGold Shareholder is dissenting;

2.	identify in each notice of dissent, in accordance with Section 242(4) of the Business Corporations Act, the person on whose behalf dissent is being exercised in that Notice of Dissent; and

3.	dissent with respect to all of the SpectrumGold Shares, registered in the SpectrumGold Shareholder's name, of which the person identified under paragraph (b) above is the beneficial owner.

Section 238(3) of the Business Corporations Act further provides, without limiting the foregoing provisions of Section 238(2), a person who wishes to have dissent exercised with respect to SpectrumGold Shares of which the person is the beneficial owner must:

1.	dissent with respect to all of the SpectrumGold Shares, if any, of which the person is both the registered owner and the beneficial owner; and

2.	cause each SpectrumGold Shareholder who is a registered owner of any other SpectrumGold Shares of which the person is the beneficial owner to dissent with respect to all of those SpectrumGold Shares.

Non-Registered Dissenting Shareholders

In many cases, shares beneficially owned by a person (a ''Non-Registered Holder'') are registered either:

1.
in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or

2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant.

Accordingly, a Non-Registered Holder will not be entitled to exercise Dissent Rights directly (unless the shares are re-registered in the Non-Registered Holder's name).

A Non-Registered Holder who wishes to exercise the Dissent Rights should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (1) instruct the intermediary to exercise the Dissent Rights on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or another clearing agency, would require that such shares first be reregistered in the name of the intermediary); or (2) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the Dissent Rights directly.

Notice of Implementation

Upon receipt of a valid Notice of Dissent from a Dissenting Shareholder, SpectrumGold, if proceeding with the Arrangement, will give the Dissenting Shareholder a notice of intention to proceed in respect of the matter or matters to which the Dissenting Shareholder has dissented (the "Notice of Implementation"). On receiving the Notice of Implementation, the Dissenting Shareholder is entitled to require SpectrumGold to purchase all of the Dissenting Shareholder's SpectrumGold Shares in respect of which the Notice of Dissent was duly given. To do so, the Dissenting Shareholder must send (i) by mail addressed to SpectrumGold or by physical delivery to SpectrumGold at c/o 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5; or (ii) to Computershare at 510 Burrard Street, 4th Floor, Vancouver, British Columbia V6C 3B9, within one month after the date of the Notice of Implementation:

1.	a written notice that the Dissenting Shareholder requires SpectrumGold to purchase all of its SpectrumGold Shares referred to in its Notice of Dissent;

2.	certificates representing those SpectrumGold Shares; and

3.	if the dissent is being exercised on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement:

	(a)	signed by the beneficial owner,

	(b)	that sets out whether or not the beneficial owner is the beneficial owner of other shares of SpectrumGold and, if so, setting out:

		(i)	the names of the registered owners of those other SpectrumGold Shares;

		(ii)	the number of SpectrumGold Shares held be each of those registered owners; and

		(iii)	that dissent is being exercised in respect of all of those other shares.

Voting by Dissenting Shareholders

The giving of a Notice of Dissent does not deprive a Registered Holder of the right to vote at the Meeting. A vote against the Arrangement Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent.

A Registered Holder of SpectrumGold Shares is not entitled to exercise Dissent Rights with respect to such SpectrumGold Shares if such Registered Holder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed an appointed proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder however may vote as a proxyholder for a Registered Holder of SpectrumGold Shares whose proxy required an affirmative vote, without affecting the Dissenting Shareholder's right to exercise the Dissent Rights with respect to the Dissenting Shareholder's SpectrumGold Shares.

Purchase of SpectrumGold Shares

If the Arrangement becomes effective and the Dissenting Shareholder has duly complied with the Dissent Procedures:

1.
SpectrumGold and the Dissenting Shareholder may agree on the amount of the payout value of the SpectrumGold Shares, in which case SpectrumGold will promptly pay that amount to the Dissenting Shareholder; or

2.
SpectrumGold or the Dissenting Shareholder may apply to the Court and the Court may determine the payout value of such SpectrumGold Shares, or order that the payout value be established by arbitration or by reference to the registrar, or a referee of the Court. On any such application, the Court may join in the application all Dissenting Shareholders who have not agreed with SpectrumGold on the value. SpectrumGold will promptly pay the payout value for each such Dissenting Shareholder's SpectrumGold Shares.

Effect of Proper Exercise of Dissent Rights

A Dissenting Shareholder who properly exercises the Dissent Rights by strictly complying with all of the Dissent Procedures, will:

1.	be bound by the provisions of Article 4 of the Plan of Arrangement;

2.	be deemed not to have participated in the Arrangement; and

3.
cease to have any rights as a SpectrumGold Shareholder other than the right to be paid by SpectrumGold the payout value of the SpectrumGold Shares it holds in accordance with the Business Corporations Act.

Improper Exercise of Dissent Rights

A Dissenting Shareholder who seeks to exercise the Dissent Rights but:

1.	for any reason does not properly fulfil each of the Dissent Procedures required to be completed by a Dissenting Shareholder; or

2.	subsequent to giving his, her or its Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-Dissenting Shareholder and will be issued such securities as it is entitled to receive under the Plan of Arrangement. Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax consequences applicable to SpectrumGold Securityholders with respect to the exchange of SpectrumGold Shares and SpectrumGold Convertible Securities for NovaGold Shares and NovaGold Convertible Securities under the proposed Arrangement and on the exercise of the dissent rights as described herein. This summary is only applicable to those holders of SpectrumGold Shares and SpectrumGold Convertible Securities who are individuals (excluding trusts) or corporations who deal at arm's length with NovaGold and SpectrumGold and who, at all material times, dealt with NovaGold and SpectrumGold at arm's length, and to whom the SpectrumGold Shares constitute capital property for the purposes of the Income Tax Act (Canada) (the "ITA"). This summary does not apply to a holder that is a "specified financial institution" as defined under the ITA and such persons should seek their own tax advice.

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "Regulations"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the ITA and Regulations (the "Tax Proposals") announced by the Minister of Finance prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. Also, it is assumed that the Tax Proposals will be enacted as proposed, although there is no guarantee that this will occur, and that other amendments that would impact this discussion will not be proposed.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular SpectrumGold Securityholders. Accordingly, holders should consult their own tax advisers for advice with respect to their particular circumstances.

Shareholders and Convertible Securityholders Resident in Canada

This portion of the summary is applicable only to holders who are resident or deemed to be resident in Canada for the purposes of the ITA.

Nature of the SpectrumGold Shares

The issued SpectrumGold Shares will generally constitute "capital property" to a holder thereof, unless the SpectrumGold Shareholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such SpectrumGold Shares. Certain SpectrumGold Shareholders resident in Canada whose SpectrumGold Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should first consult his tax advisors as the making of such election will affect the income tax treatment of his disposition of other Canadian securities.

Arrangement – Acquisition Method

If the Arrangement is implemented using the Acquisition Method, a SpectrumGold Shareholder will realize neither a capital gain nor a capital loss as a result of the exchange of his SpectrumGold Shares for NovaGold Shares in accordance with the Arrangement. The aggregate adjusted cost base of the NovaGold Shares acquired pursuant to the Arrangement will be equal to the aggregate adjusted cost base of the SpectrumGold Shares converted into such NovaGold Shares. The adjusted cost base of each NovaGold Share owned by a NovaGold Shareholder at a particular time will be the average of the adjusted cost base to him of all NovaGold Shares owned by him at that time calculated in accordance with detailed provisions set out in the ITA.

Arrangement – Amalgamation Method

If the Arrangement is implemented using the Amalgamation Method, a SpectrumGold Shareholder who disposes of his SpectrumGold Shares on the Amalgamation will generally be deemed to have disposed of the SpectrumGold Shares for proceeds of disposition equal to the adjusted cost base of such SpectrumGold Shares immediately before the Amalgamation, thereby realizing neither a capital gain nor a capital loss by virtue of such disposition. NovaGold Shares received by a SpectrumGold Shareholder on the Amalgamation in exchange for SpectrumGold Shares will generally be deemed to have been acquired at an aggregate adjusted cost base equal to the aggregate adjusted cost base of such SpectrumGold Shares immediately before the Amalgamation. The adjusted cost base of such NovaGold Shares owned by a NovaGold Shareholder at a particular time will be the average of the adjusted cost base to him of all NovaGold Shares owned by him at that time calculated in accordance with detailed provisions set out in the ITA.

Dissenting Shareholders

The receipt by a Dissenting Shareholder of a cash payment from SpectrumGold equal to the fair value of his SpectrumGold Shares will generally be treated as a dividend to a holder of such SpectrumGold Shares to the extent that such payment exceeds the paid-up capital of the subject SpectrumGold Shares.

The balance of the fair value paid (i.e., the amount equal to the paid-up capital of the subject SpectrumGold Shares) will be treated as proceeds of disposition of such SpectrumGold Shares for capital gains purposes. Consequently, to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Shareholder's SpectrumGold Shares, such Dissenting Shareholder will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference. Notwithstanding the foregoing, if the recipient Dissenting Shareholder is a corporation resident in Canada, the full amount of the redemption proceeds received may be treated under the ITA as proceeds of disposition with the result that no dividend would be deemed to have been paid to the corporate Dissenting Shareholder and any gain or loss realized by it upon the disposition of its SpectrumGold Shares will be determined by reference to the full amount of the redemption proceeds paid by SpectrumGold.

Any capital loss arising on the exercise of dissent rights by a corporate Dissenting Shareholder will be reduced by the amount of dividends received or deemed to have been received, including any deemed dividend arising from the exercise of dissent rights, on the subject SpectrumGold Shares, to the extent and under the circumstances set out in the ITA. Similar rules apply in the case of a corporation which is a member of a partnership or a beneficiary of a trust that owns such SpectrumGold Shares.

In determining the fair market value of the SpectrumGold Shares held by a Dissenting Shareholder, the Court may, in its discretion, award the Dissenting Shareholder a reasonable rate of interest on such award, from the Effective Date to the date of payment to the Dissenting Shareholder where the Dissenting Shareholder is a resident in Canada, and this interest, if any, awarded by the Court will be included in the shareholder's income and excluded from the holder's proceeds of disposition of SpectrumGold Shares.

Disposition of SpectrumGold Convertible Securities

Employees, Directors and Officers - Acquisition Method or Amalgamation Method

A holder of SpectrumGold Options who acquired such options in respect of, in the course of, or by virtue of, employment (including directors and officers) and who exchanges his or her SpectrumGold Options for only options to acquire shares of NovaGold and no other consideration, will not recognize any taxable income or loss as a result of such exchange, and for the purposes of the provisions of the ITA dealing with the taxation of benefits from employee stock options ("Section 7") will be deemed not to have disposed of the SpectrumGold Options or acquired the options of NovaGold, provided the total value of NovaGold Shares to be acquired under the options of NovaGold immediately after the exchange less the amount payable under the options of NovaGold to acquire such NovaGold Shares does not exceed the total value of the SpectrumGold Shares to be acquired under the SpectrumGold Options immediately before the exchange less the amount payable under the SpectrumGold Options to acquire the

SpectrumGold Shares. If the above described rollover applies, the option of NovaGold will for the purposes of Section 7 be deemed to be the same option as and a continuation of the SpectrumGold Option and the provisions of the ITA which defer the taxation of employee benefits realized on the exercise of employee stock options granted by a publicly traded corporation until the year of disposition of the shares acquired should continue to apply.

Non-Employees – Acquisition Method

If the Arrangement is implemented using the Acquisition Method, a SpectrumGold Securityholder will have disposed of his or her SpectrumGold Convertible Securities for proceeds of disposition equal to the fair market value of the NovaGold Convertible Securities received in exchange and thus will realize a capital gain (or capital loss) to the extent the fair market value of the NovaGold Convertible Securities received on the exchange exceeds (or is less than) the adjusted cost base of the SpectrumGold Convertible Securities to the holder.

A SpectrumGold Securityholder will be required to include in his income one-half of any resulting capital gain ("taxable capital gain") and will generally be entitled to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the year of disposition, any of the three previous years or any future year, subject to the detailed provisions of the ITA.

Non-Employees – Amalgamation Method

If the Arrangement is implemented using the Amalgamation Method, a SpectrumGold Convertible Securityholder will exchange his or her SpectrumGold Convertible Securities for only NovaGold Convertible Securities and no other consideration. Such SpectrumGold Securityholder will be deemed to have disposed of his or her SpectrumGold Convertible Securities for proceeds of disposition equal to their adjusted cost base and to have acquired the NovaGold Convertible Securities at a cost equal to such adjusted cost base such that no capital gain or loss will arise on the exchange.

Consequences of holding NovaGold Shares

Following completion of the Arrangement, any dividends received on the NovaGold Shares by an individual will be included in computing the NovaGold Shareholder's income as a taxable dividend from a taxable Canadian corporation and will be subject to the normal gross-up and dividend tax credit rules. A recipient shareholder that is a Canadian resident corporation will generally be entitled, when computing its taxable income for the taxation year in which the dividend is received, to a deduction equal to the amount of the taxable dividend received in that year. However, such dividends will generally be subject to refundable tax of 33.33% pursuant to Part IV of the ITA if received by a private corporation.

Disposition of NovaGold Shares

A disposition or deemed disposition of a NovaGold Share by a NovaGold Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the NovaGold Shareholder.

A NovaGold Shareholder will be required to include in income one-half of the amount of any taxable capital gain and will generally be entitled to deduct one-half of the amount of any allowable capital loss against taxable capital gains realized by the holder in the year of disposition, any of the three previous years or any future year, subject to the detailed provisions set out in the ITA.

Minimum Tax on Individuals

The minimum tax provisions in the ITA require an individual (other than certain trusts) to pay an amount of tax under the ITA equal to the greater of the tax otherwise payable by him under Part I of the ITA and a minimum amount computed by reference to his "adjusted taxable income" for that year. SpectrumGold

Securityholders should consult their own tax advisors with respect to the minimum tax provisions of the ITA and their application to the transactions contemplated in the Arrangement.

Shareholders and Convertible Securityholders Not Resident in Canada

The following portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the ITA and any applicable income tax treaty or convention, is or is deemed to be a nonresident of Canada and does not use or hold and is not deemed to use or hold SpectrumGold Shares, or SpectrumGold Convertible Securities, including SpectrumGold Options in carrying on a business in Canada (a "Non-Resident Shareholder", "Non-Resident Securityholder" or "Non-Resident Optionholder"). Special rules, which are not discussed below, may apply to a Non-Resident Shareholder which is an insurer that carries on business in Canada and elsewhere.

The term "US Shareholder", for the purposes of this summary, means a Non-Resident Shareholder who, for purposes of the Canada-United Shares Income Tax Convention (1980) (the "Convention"), is at all relevant times a resident of the United States and does not use or hold and is not deemed to use or hold SpectrumGold Shares in connection with carrying on a business in Canada through a permanent establishment or fixed base in Canada.

Arrangement – Acquisition Method

If the Arrangement is implemented using the Acquisition Method, a Non-Resident Shareholder will realize neither a capital gain nor a capital loss as a result of the exchange of his SpectrumGold Shares for NovaGold Shares in accordance with the Arrangement. The aggregate adjusted cost base of the NovaGold Shares acquired pursuant to the Arrangement will be equal to the aggregate adjusted cost base on the SpectrumGold Shares converted into such NovaGold Shares. The adjusted cost base of each NovaGold Share issued to a Non-Resident Shareholder at a particular time will be the average of the adjusted cost base to him of all NovaGold Shares owned by him at that time calculated in accordance with detailed rules set out in the ITA. NovaGold Shares received in exchange for SpectrumGold Shares which are "taxable Canadian property", as defined in the ITA and discussed below, will also be taxable Canadian property for purposes of the ITA.

Arrangement – Amalgamation Method

If the Arrangement is implemented using the Amalgamation Method, a Non-Resident Shareholder who disposes of his SpectrumGold Shares on the Amalgamation will generally be deemed to have disposed of the SpectrumGold Shares for proceeds of disposition equal to the adjusted cost base of such SpectrumGold Shares immediately before the Amalgamation, thereby realizing neither a capital gain nor a capital loss by virtue of such disposition. NovaGold Shares received by a Non-Resident Shareholder on the Amalgamation in exchange for SpectrumGold Shares will generally be deemed to have been acquired at an aggregate adjusted cost base equal to the aggregate adjusted cost base of such SpectrumGold Shares immediately before the Amalgamation. The adjusted cost base of such NovaGold Shares owned by a Non-Resident Shareholder at a particular time will be the average of the adjusted cost base to him of all NovaGold Shares owned by him at that time in accordance with detailed provisions set out in the ITA. NovaGold Shares received in exchange for SpectrumGold Shares which are "taxable Canadian property", as defined in the ITA and discussed below, will also be taxable Canadian property for purposes of the ITA.

Dissenting Shareholders

Non-Resident Shareholders who exercise their Dissent Rights and are ultimately determined to be entitled to receive the fair market value of their SpectrumGold Shares in cash will, on payment thereof, be deemed to receive a dividend from SpectrumGold to the extent that the amount paid (excluding interest) to them in respect of their SpectrumGold Shares exceeds the paid-up capital of such shares. Such dividend will generally be excluded from such holder's proceeds of disposition of his or her SpectrumGold Shares for the purposes of computing any capital gain or loss.

The balance of the fair value paid (i.e., the amount equal to the paid-up capital of the subject SpectrumGold Shares) will be treated as proceeds of disposition of such SpectrumGold Shares for capital gains purposes. Consequently, to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Shareholder's SpectrumGold Shares, such Dissenting Shareholder will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference.

A Non-Resident Shareholder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Resident Shareholder on the disposition of a SpectrumGold Share acquired unless such SpectrumGold Share constitutes "taxable Canadian property", as defined in the ITA, of the NonResident Shareholder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the SpectrumGold Shares are listed on a prescribed stock exchange (which includes the TSX), SpectrumGold Shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder, unless at any time during the 60 month period immediately preceding the disposition by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of SpectrumGold. In this case, the SpectrumGold Shares would constitute taxable Canadian property to the Non-Resident Shareholder.

If the SpectrumGold Shares are taxable Canadian property to a Non-Resident Shareholder that is a US Shareholder at the time of disposition, any capital gain realized on the disposition or deemed disposition of such SpectrumGold Shares will, according to the Convention, generally not be subject to Canadian federal income tax unless the value of the SpectrumGold Shares at the time of disposition is derived principally from "real estate situated in Canada" within the meaning set out in the Convention. A NonResident Shareholder whose SpectrumGold Shares are taxable Canadian property should consult their own advisors.

As described above under "Dissenting Shareholders" in respect of Canadian residents, a court may, in its discretion, award a Dissenting Shareholder a reasonable rate of interest on the amount payable to them from the Effective Date to the date of payment to the Dissenting Shareholder. Where a Dissenting Shareholder receives dividends, including deemed dividends, or interest, the amounts paid will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under an applicable tax treaty. Under the Convention, a Non-Resident Shareholder that is a US Shareholder will generally be subject to withholding tax at a rate of 15% of the amount of such dividend and 10% of the amount of such interest.

Disposition of SpectrumGold Securities

Employees, Directors and Officers – Acquisition Method or Amalgamation Method

A Non-Resident Optionholder who acquired such options in respect of, in the course of, or by virtue of employment in Canada and who exchanges his or her SpectrumGold Options for only options to acquire shares of NovaGold and no other consideration, will not recognize any taxable income or loss as a result of such exchange, and for the purposes of Section 7 will be deemed not to have disposed of the SpectrumGold Options or acquired the options of NovaGold, provided the total value of NovaGold Shares to be acquired under the options of NovaGold immediately after the exchange less the amount payable under the options of NovaGold to acquire such NovaGold Shares does not exceed the total value of the SpectrumGold Shares to be acquired under the SpectrumGold Options immediately before the exchange less the amount payable under the SpectrumGold Options to acquire the SpectrumGold Shares. If the above described rollover applies, the option of NovaGold will for the purposes of Section 7 be deemed to be the same option as and a continuation of the SpectrumGold Option and the provisions of the ITA which defer the taxation of employee benefits realized on the exercise of employee stock options granted by a publicly traded corporation until the year of disposition of the shares acquired should continue to apply.

Non-Employees – Acquisition Method

If the Arrangement is implemented using the Acquisition Method, a Non-Resident Securityholder will be held to have disposed of his SpectrumGold Convertible Securities and will realize a capital gain (or capital loss) to the extent the fair market value of the NovaGold Convertible Securities received on the exchange exceeds (or is less than) the adjusted cost base of the SpectrumGold Convertible Securities to the holder.

A Non-Resident Securityholder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Resident Securityholder on the disposition of a SpectrumGold Convertible Securities acquired unless such SpectrumGold Convertible Securities constitute "taxable Canadian property", as defined in the ITA, of the Non-Resident Securityholder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the SpectrumGold Shares are listed on a prescribed stock exchange (which includes the TSX), SpectrumGold Convertible Securities generally will not constitute taxable Canadian property of a Non-Resident Securityholder, unless at any time during the 60 month period immediately preceding the disposition by the Non-Resident Shareholder, persons with whom the Non-Resident Securityholder did not deal at arm's length, or the Non-Resident Securityholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of SpectrumGold. In this case, the SpectrumGold Convertible Securities would constitute taxable Canadian property to the Non-Resident Securityholder.

If the SpectrumGold Convertible Securities are taxable Canadian property to a Non-Resident Securityholder that is a US Shareholder at the time of disposition, any capital gain realized on the disposition or deemed disposition of such SpectrumGold Convertible Securities will, according to the Convention, generally not be subject to Canadian federal income tax.

Non-Employees – Amalgamation Method

If the Arrangement is implemented using the Amalgamation Method, a Non-Resident Securityholder will exchange his or her SpectrumGold Convertible Securities for only NovaGold Convertible Securities and no other consideration. Such Non-Resident Securityholder will be deemed to have disposed of his SpectrumGold Convertible Securities for proceeds of disposition equal to their adjusted cost base and to have acquired the NovaGold Convertible Securities at a cost equal to such adjusted cost base such that no capital gain or loss will arise on the exchange.

Consequences of Holding NovaGold Shares

Following completion of the Arrangement, dividends on NovaGold Shares paid or credited to a NonResident Shareholder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Shareholder. Under the Convention, a Non-Resident Shareholder that is a US Shareholder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Disposition of NovaGold Shares

A Non-Resident Shareholder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Resident Shareholder on the disposition of a NovaGold Share acquired unless such NovaGold Share constitutes "taxable Canadian property", as defined in the ITA, of the Non-Resident Shareholder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the NovaGold Shares are listed on a prescribed stock exchange (which includes the TSX), NovaGold Shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder, unless at any time during the 60 month period immediately preceding the disposition by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of

NovaGold. In this case, the NovaGold Shares would constitute taxable Canadian property to the NonResident Shareholder.

If the NovaGold Shares are taxable Canadian property to a Non-Resident Shareholder that is a US Shareholder at the time of disposition, any capital gain realized on the disposition or deemed disposition of such NovaGold Shares will, according to the Convention, generally not be subject to Canadian federal income tax unless the value of the NovaGold Shares at the time of disposition is derived principally from "real estate situated in Canada" within the meaning set out in the Convention. A Non-Resident Shareholder whose NovaGold Shares are taxable Canadian property should consult their own advisors.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The parties to the Arrangement Agreement intend to adopt the Arrangement Agreement as a tax-deferred plan of reorganization and to consummate the Arrangement in accordance with the provisions of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). However, no party to the Arrangement Agreement makes any representations or warranty to SpectrumGold or to any SpectrumGold Securityholder regarding the tax treatment of the Arrangement, whether the Arrangement will qualify as a tax-deferred reorganization under the Code, or any of the tax consequences to any SpectrumGold Securityholder of the Arrangement Agreement, the Plan of Arrangement, the Arrangement or any of the other transactions or agreements contemplated hereby, and SpectrumGold and each SpectrumGold Securityholder acknowledges that SpectrumGold and the SpectrumGold Securityholders are relying solely on their own tax advisors in connection with the Arrangement Agreement, the Plan of Arrangement, the Arrangement and the other transactions contemplated by the Arrangement Agreement.

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Arrangement.

Scope of this Disclosure

Authorities

This summary is based on the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of SpectrumGold Shares that, for U.S. federal income tax purposes, is (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of SpectrumGold Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own SpectrumGold Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired SpectrumGold Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold SpectrumGold Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold SpectrumGold Shares; and (h) U.S. Holders that hold SpectrumGold Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Arrangement.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). U.S. Holders described immediately above should consult their own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right or obligation to acquire SpectrumGold Shares; (b) any conversion of any note, debenture, or other debt instrument of SpectrumGold into SpectrumGold Shares; (c) any conversion of one class of shares of SpectrumGold into a different class of shares of SpectrumGold; (d) any conversion of any stock option, warrant, or other right to acquire SpectrumGold Shares into a stock option, warrant, or other right to acquire NovaGold Shares; or (e) any assumption by NovaGold of any stock option, warrant, or other right to acquire SpectrumGold Shares.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement as a Tax-Deferred Reorganization

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Whether the Arrangement will qualify as a tax-deferred reorganization under Section 368(a) of the Code (a "Reorganization") will depend on the resolution of numerous factual issues, some of which may not be known until the effective time of the Arrangement, and the application of complicated U.S. federal income tax laws. NovaGold and SpectrumGold intend to effect the Arrangement under either the Amalgamation Method or the Acquisition Method, depending on which structure NovaGold and SpectrumGold believe is more likely to qualify as a Reorganization. Based on currently available information, and subject to the favorable resolution of certain factual issues, NovaGold and SpectrumGold presently anticipate that they each will report the Arrangement as a Reorganization. However, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

Potential Qualification of the Amalgamation Method as a Type C Reorganization

Among other requirements for the Arrangement structured under the Amalgamation Method to qualify as a Reorganization under Section 368(a)(1)(C) of the Code (a "Type C Reorganization"), Amalco must acquire "substantially all" of the assets of SpectrumGold. For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of SpectrumGold. In determining whether Amalco will acquire the requisite amount of assets from SpectrumGold, payments of cash by SpectrumGold to any holders of SpectrumGold Shares that exercise the right to dissent from the Arrangement will not be considered as assets acquired by Amalco. Accordingly, if holders of a significant number of the outstanding SpectrumGold Shares exercise the right to dissent from the Arrangement and receive payments of cash from SpectrumGold, the Arrangement may fail to qualify as a Type C Reorganization.

In addition, the Arrangement structured under the Amalgamation Method will not qualify as a Type C Reorganization if the sum of the following amounts exceeds 20% of the fair market value of SpectrumGold's total assets: (a) cash paid by NovaGold to SpectrumGold, or to holders of SpectrumGold Shares in exchange for their SpectrumGold Shares, in any transaction that is properly treated as an integrated transaction with the Arrangement, (b) cash paid, directly or indirectly, by NovaGold to holders of SpectrumGold Shares upon the exercise of the right to dissent from the Arrangement, (c) the liabilities of SpectrumGold assumed by Amalco, and the liabilities to which the assets of SpectrumGold that are acquired by Amalco are subject, in the Arrangement, and (d) the liabilities of SpectrumGold assumed by NovaGold in the Arrangement.

The requirements that must be satisfied in order for the Arrangement structured under the Amalgamation Method to qualify as a Type C Reorganization are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Potential Qualification of the Acquisition Method as a Type B Reorganization

Among other requirements for the Arrangement structured under the Acquisition Method to qualify as a Reorganization under Section 368(a)(1)(B) of the Code (a "Type B Reorganization"), NovaGold must acquire the SpectrumGold Shares solely in exchange for NovaGold Shares and must own "control" of SpectrumGold immediately after the Arrangement. For this purpose, "control" is defined as the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of NovaGold. Accordingly, the Arrangement structured under the Acquisition Method will not qualify as a Type B

Reorganization if (a) NovaGold pays cash to any holder of SpectrumGold Shares in exchange for their SpectrumGold Shares in any transaction that is properly treated as an integrated transaction with the Arrangement or (b) NovaGold pays cash, directly or indirectly, to holders of SpectrumGold Shares upon the exercise of the right to dissent from the Arrangement. The requirements that must be satisfied in order for the Arrangement structured under the Acquisition Method to qualify as a Type B Reorganization are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization

As discussed above, it is unclear whether the Arrangement will qualify as a Reorganization. Assuming that the Arrangement qualifies as a Reorganization, subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)	no gain or loss should be recognized by a U.S. Holder that exchanges such SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement;

(b)
the tax basis of a U.S. Holder in the NovaGold Shares acquired in exchange for SpectrumGold Shares pursuant to the Arrangement should be equal to such U.S. Holder's tax basis in the SpectrumGold Shares exchanged; and

(c)
the holding period of a U.S. Holder for the NovaGold Shares acquired in exchange for SpectrumGold Shares pursuant to the Arrangement should include such U.S. Holder's holding period for the SpectrumGold Shares exchanged.

Information Reporting

If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Section 367 Rules; Gain Recognition Agreements

Section 367 of the Code requires a U.S. Holder that owns (applying certain ownership attribution rules under Section 318 of the Code), immediately after the Arrangement, NovaGold Shares representing five percent (5%) or more of the total voting power or the total value of all of the outstanding stock of NovaGold (a "5% Shareholder") to enter into a gain recognition agreement ("GRA") in order to preserve Reorganization treatment with respect to the Arrangement. Generally, the GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Arrangement if, before the close of the fifth full taxable year following the close of the taxable year of the Arrangement, (a) NovaGold were to dispose (other than in certain tax-deferred transfers) of the SpectrumGold Shares or (b) SpectrumGold (or Amalco in the case of the Amalgamation Method) were to dispose (other than in certain tax-deferred transfers) of "substantially all" of its assets. A 5% Shareholder would be required to report such gain on an amended U.S. federal income tax return for the taxable year of the Arrangement, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that such gain under the GRA is triggered. In addition to the tax payable with respect to such gain, the 5% Shareholder would be required to pay interest on such tax as if such tax were payable for the taxable year of the Arrangement. A 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement for the term of the GRA. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the requirements of Section 367 of the Code, including the requirement for entering into a GRA and the operation of a GRA.

The Arrangement as a Taxable Arrangement

As discussed above, it is unclear whether the Arrangement will qualify as a Reorganization. Accordingly, the Arrangement may be treated as a taxable transaction for U.S. federal income tax purposes.

Assuming that the Arrangement does not qualify as a Reorganization, subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)
a U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of NovaGold Shares received by such U.S. Holder in the Arrangement and (ii) the tax basis of such U.S. Holder in the SpectrumGold Shares exchanged in the Arrangement;

(b)
the tax basis of a U.S. Holder in the NovaGold Shares acquired in exchange for SpectrumGold Shares pursuant to the Arrangement should be equal to the fair market value of the NovaGold Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the NovaGold Shares acquired in exchange for SpectrumGold Shares pursuant to the Arrangement should begin on the day after the date of receipt.

Subject to the "passive foreign investment company" rules discussed below, the gain or loss described in clause (a) immediately above should be capital gain or loss, which will be long-term capital gain or loss if the SpectrumGold Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement should recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the SpectrumGold Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the SpectrumGold Shares.

Subject to the "passive foreign investment company" rules discussed below, such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the SpectrumGold Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Potential Application of the PFIC Rules to the Arrangement

Qualification of SpectrumGold and NovaGold as a PFIC

A foreign corporation generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

SpectrumGold believes that it will be a PFIC for the current taxable year and that it was a PFIC for the taxable year ending August 31, 2003. Based on currently available information, NovaGold expects that it will not be a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement. There can be no assurance, however, that the IRS will not challenge the determination made by SpectrumGold or NovaGold concerning their respective PFIC status.

Effect of PFIC Rules on the Arrangement as a Tax-Deferred Reorganization

In the event that SpectrumGold qualifies as a PFIC, certain proposed Treasury Regulations under Section 1291(f) of the Code (the "Proposed PFIC Regulations") may cause a U.S. Holder to recognize gain (but not loss) on the exchange of SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization).

The effect of the Proposed PFIC Regulations on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat SpectrumGold as a "qualified electing fund" or "QEF" under Section 1295 of the Code for the tax year that is the first year in such U.S. Holder's holding period for the SpectrumGold Shares during which SpectrumGold qualified as a PFIC (a "QEF Election"). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an "Electing Shareholder" and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a "Non-Electing Shareholder".

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the SpectrumGold Shares on the qualification date. The "qualification date" is the first day of SpectrumGold's tax year in which SpectrumGold qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held SpectrumGold Shares on the qualification date.

U.S. Holders should be aware that there can be no assurance that SpectrumGold will satisfy record keeping requirements that apply to a QEF, or that SpectrumGold will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that SpectrumGold is a PFIC and a U.S. Holder wishes to make a QEF Election.

Electing Shareholders

Under the Proposed PFIC Regulations, an Electing Shareholder is not required to recognize gain upon a Reorganization. Accordingly, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause an Electing Shareholder to recognize gain on the exchange of SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement.

Non-Electing Shareholders

Under the Proposed PFIC Regulations, a Non-Electing Shareholder is not required to recognize gain upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, a Non-Electing Shareholder will recognize gain (but not loss) upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

As discussed above, based on currently available information, NovaGold expects that it will not be a PFIC for the taxable year that includes the day after the Effective Date of the Arrangement. If NovaGold does not qualify as a PFIC for its taxable year that includes the day after the Effective Date of the Arrangement, under the Proposed PFIC Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization). The amount of such gain recognized by a Non-Electing Shareholder will be equal to the difference, if any, between (a) the fair market value of the NovaGold Shares received by such U.S. Holder pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the SpectrumGold Shares exchanged pursuant to the Arrangement. Such gain recognized by a Non-Electing Shareholder will (a) be allocated pro rata over such Non-Electing Shareholder's holding period for the SpectrumGold Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

If NovaGold does qualify as a PFIC for its taxable year that includes the day after the Arrangement, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause a Non-Electing Shareholder to recognize gain on the exchange of SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement.

PFIC Information Reporting

The Proposed PFIC Regulations require a Non-Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-Electing Shareholder's U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

Mark to Market Election

The Proposed PFIC Regulations do not address the effect of a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") on whether a U.S. Holders will recognize gain or loss on the exchange of SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement. In addition, the IRS has not issued any other guidance regarding the effect of a Mark-to-Market Election on transfers of stock of a PFIC that would otherwise be tax-deferred (including transfers pursuant to a

Reorganization). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the effect that a Mark-to-Market Election may have on whether gain or loss is recognized on the exchange of SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement.

Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.

Effect of PFIC Rules on the Arrangement as a Taxable Arrangement

In the event that SpectrumGold qualifies as a PFIC, the PFIC rules will apply to gain or loss recognized by a U.S. Holder on the exchange of SpectrumGold Shares for NovaGold Shares pursuant to the Arrangement if the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes. The PFIC rules will also apply to gain or loss recognized by a U.S. Holder that exercise the right to dissent from the Arrangement and is paid cash for such U.S. Holder's SpectrumGold Shares.

Under the PFIC rules, gain recognized in the Arrangement by a Non-Electing Shareholder generally will (a) be allocated pro rata over such Non-Electing Shareholder's holding period for the SpectrumGold Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year. In addition, under the PFIC rules, gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). However, gain recognized in the Arrangement by an Electing Shareholder should be capital gain or loss.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of proceeds arising from the sale or other taxable disposition of SpectrumGold Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Status under Canadian Securities Laws

SpectrumGold is a "reporting issuer" (i.e. a public company) or the equivalent in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and the Northwest Territories. The SpectrumGold Shares are currently listed on the TSX. After the Arrangement, SpectrumGold or Amalco, as the case may be, will be a wholly-owned subsidiary of NovaGold and the SpectrumGold Shares will be delisted from the TSX.

NovaGold is a "reporting issuer" or the equivalent in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and Labrador. The NovaGold Shares are currently listed on the TSX and the AMEX. After the Arrangement, NovaGold will be a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland and Labrador and the Northwest Territories and the NovaGold Shares, including the NovaGold Shares acquired by former SpectrumGold Shareholders in connection with the Arrangement, will continue to trade on the TSX and the AMEX.

Related Party Rules

NovaGold is a "related party" to SpectrumGold for the purposes of Rule 61-501 and Policy Q-27 by virtue of its approximately 55% share ownership interest in SpectrumGold. The applicable requirements of Rule 61-501 and Policy Q-27, including the requirements for a valuation and for majority of the minority approval, are being followed in connection with the Arrangement.

Issuance and Resale of NovaGold Shares Under Canadian Securities Laws

The issuance of the NovaGold Shares pursuant to the Arrangement Agreement will constitute a distribution of securities which is exempt from the registration and prospectus requirements of Canadian Securities Legislation (except Quebec - see "Quebec" below). The NovaGold Shares may be resold in each of the provinces and territories of Canada, except Quebec, provided the holder is not a 'control person' as defined in the applicable Securities Legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Quebec

An application will be made to the QSC for an Exemption Order under section 263 of the Securities Act (Québec) for an exemption from prospectus requirements in connection with the issuances of NovaGold Shares. If such decision is granted by the QSC, NovaGold Shareholders resident in Québec are expected to have no restrictions upon the resale of the NovaGold Shares.

Each holder is urged to consult such holder's professional advisers to determine the conditions and restrictions applicable to trades in the NovaGold Shares. There may also be restrictions placed on resale of the NovaGold Shares by the TSX and the AMEX. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

U.S. Securities Laws

Status Under U.S. Securities Laws

SpectrumGold is not a reporting issuer under the U.S. Exchange Act. Accordingly, it does not file reports with the SEC and its Canadian reports are not subject to the information requirements of the U.S. Exchange Act.

NovaGold files and submits reports with the SEC under Section 12(b) of the U.S. Exchange Act. NovaGold's filings with the SEC are available on the SEC's website at www.sec.gov.

Issuance and Resale of NovaGold Shares Under U.S. Securities Laws

The issuance of the NovaGold Shares, and the subsequent resale of the NovaGold Shares will be subject to U.S. securities laws, including the U.S. Securities Act. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to the Arrangement. All Shareholders are urged to consult with legal counsel to ensure that the resale of NovaGold Shares issued to them under the Arrangement complies with applicable Securities Legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of the NovaGold Shares or the resale of the NovaGold Shares within Canada. Shareholders reselling their NovaGold Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The securities of NovaGold to be issued to SpectrumGold Securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state securities laws and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions under applicable state securities laws. The determination of fairness by the Court of the terms and conditions of the Arrangement and each of the transactions contemplated thereunder, as set forth in the Final Order, will constitute the basis for an exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements of Section 5 of the U.S. Securities Act with respect to the issuance of the NovaGold Shares and convertible securities of NovaGold convertible securities under the Arrangement.

Resales of Securities within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of NovaGold Shares acquired in the Arrangement under U.S. securities laws.

The ability of a shareholder to resell the NovaGold Shares issued to it on completion of the Arrangement will depend on their status as an "affiliate" of NovaGold or SpectrumGold prior to the completion of the Arrangement and their status as an "affiliate" of NovaGold after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the SpectrumGold Shareholders are summarized below.

Non-Affiliates Before and After the Arrangement

Shareholders who are not affiliates of SpectrumGold prior to the Arrangement and who will not be affiliates of NovaGold after the Arrangement may resell the NovaGold Shares issued to them upon closing of the Arrangement in the United States or elsewhere without restriction or registration under the U.S. Securities Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

Shareholders who are affiliates of SpectrumGold or NovaGold prior to the Arrangement but will not be affiliates of NovaGold after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the NovaGold Shares issued upon closing of the Arrangement. These holders will not be able to resell their NovaGold Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. These shareholders will be entitled to resell their NovaGold Shares in reliance of the exemptions from the registration requirements of the U.S. Securities Act provided by any of Rule 145(d)(1), (2) or (3) of the U.S. Securities Act.

Rule 145(d)(1) will permit resale of the NovaGold Shares where the following provisions of Rule 144 of the U.S. Securities Act are complied with:

(a)	current public information regarding NovaGold is available, in accordance with Rule 144(c);

(b)
sales are completed within the volume limitations of Rule 144(e). These volume limitations allow an affiliate shareholder to resell in the United States, during any three month period, that number of NovaGold Shares that does not exceed the greater of one percent of the then outstanding securities of such class, or, if such securities are listed on a United States national securities exchange (such as AMEX) or traded on the NASDAQ National Market, the average weekly trading volume of such securities during the four week period preceding the date of sale; and

(c)	sales are completed in brokers' transactions in accordance with Rule 144(f) and (g).

Rule 145(d)(2) will permit resale of NovaGold Shares without regard to volume or manner of sale limitations by a person who is not and has not been an affiliate of NovaGold during the three months prior to resale, where a period of one year has elapsed since the date of completion of the Arrangement, provided current public information regarding NovaGold is available, in accordance with Rule 144(c).

Rule 145(d)(3) will permit resale of NovaGold Shares where a period of two years has elapsed since the date of completion of the Arrangement, provided the shareholder is not and has not been an affiliate of NovaGold during the three months prior to resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement

Shareholders who are affiliates of SpectrumGold or NovaGold prior to the Arrangement and who will be affiliates of NovaGold after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to NovaGold Shares issued upon closing of the Arrangement. These affiliate shareholders will not be able to resell their NovaGold Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. Affiliate shareholders will be entitled to rely on Rule 145(d)(1), as summarized above, as an available exemption from the registration requirements for the NovaGold Shares where the conditions of resale imposed by Rule 145(d)(1) are met.

Resales of Securities Pursuant to Regulation S

Certain shareholders receiving NovaGold Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their NovaGold Shares in an "offshore transaction" in accordance with Regulation S of the U.S. Securities Act provided the conditions imposed by Regulation S for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the TSX, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the shareholder is an "affiliate" of NovaGold, upon completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the NovaGold Shareholders are summarized below.

Non-Affiliates of NovaGold

Shareholders who are not affiliates of NovaGold after completion of the Arrangement will be entitled to resell their NovaGold Shares in transactions that are "offshore transactions" provided neither the shareholder nor any person acting on the shareholder's behalf engages in "directed selling efforts" in the United States. "Directed selling efforts" are defined as "any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction".

Affiliates of NovaGold

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of NovaGold, upon completion of the Arrangement, provided the shareholder is an affiliate of NovaGold, solely by virtue of his or her status as an officer or director of NovaGold. These affiliate shareholders may sell their NovaGold Shares by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

The offshore resale provisions of Rule 904 of Regulation S are not available to shareholders who are affiliates of NovaGold as a consequence of being a major NovaGold Shareholder (a shareholder who beneficially owns 10 percent or more of an issuer's shares).

SPECTRUMGOLD INC.

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of SpectrumGold. See "NovaGold – Post-Arrangement" for pro forma business, financial and share capital information for SpectrumGold as a subsidiary of NovaGold post-Arrangement.

NAME AND INCORPORATION

SpectrumGold was incorporated in British Columbia by memorandum on March 31, 2003 as SpectrumGold Resources Inc. On May 6, 2003, SpectrumGold changed its name to SpectrumGold Inc. SpectrumGold was registered extra-territorially under the Business Corporations Act (Yukon) on July 24, 2003.

The registered office of SpectrumGold is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5. SpectrumGold's principal office is located at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1K8.

INTERCORPORATE RELATIONSHIPS

As at the end of its most recently completed financial year, SpectrumGold had one wholly-owned subsidiary, 650399 B.C. Ltd. ("SpectrumSub").

The following chart depicts the corporate structure of SpectrumGold together with the jurisdictions of incorporation.

SpectrumGold Inc.
(British Columbia)
|
650399 B.C. Ltd.
(British Columbia)

SpectrumGold and SpectrumSub are sometimes referred to herein collectively as the "SpectrumGold".

GENERAL DEVELOPMENT OF THE BUSINESS

SpectrumGold is in the business of acquiring, exploring and developing mineral properties and holds interests in two advanced exploration properties and nine early stage properties totalling approximately 50,000 hectares in British Columbia and the Yukon Territory and two other minor properties optioned to other companies.

SpectrumGold was incorporated in March 2003 for the purposes of the Viceroy/SpectrumGold Arrangement (as defined below) to acquire all of the issued shares of SpectrumSub. In connection with an arrangement (the "Viceroy/SpectrumGold Arrangement") completed effective June 30, 2003 among SpectrumGold, SpectrumSub and, among others, four TSX or TSX Venture Exchange-listed companies (Viceroy Resource Corporation ("Viceroy") (now Quest Capital Corp. ("Quest")), Quest Investment Corporation, Avatar Petroleum Inc. and Arapaho Capital Corp.) and a prior organization agreement (the "SpectrumGold Organization Agreement") made as of May 1, 2003 among Viceroy, NovaGold, SpectrumGold and SpectrumSub, the following transactions were effected:

  Pursuant to the SpectrumGold Organization Agreement, Viceroy transferred to SpectrumSub an option to purchase 100% of the mineral properties of, other rights to, and assets of, the Brewery Creek property in the Yukon and rights to other mineral assets located in British Columbia;

  Pursuant to the SpectrumGold Organization Agreement, NovaGold transferred to SpectrumSub its rights to the Klondike, McQuesten, Harlan and Sprogge properties in the Yukon;

  Pursuant to the Arrangement, SpectrumGold acquired all of the issued shares of SpectrumSub, which then held the interests in the above British Columbia and Yukon properties and assets; and

  Pursuant to the Arrangement, SpectrumGold issued a total of 14,000,000 SpectrumGold Shares to the shareholders of SpectrumSub, being Viceroy/Quest (as to 6,000,000), NovaGold (as to 6,000,000) and directors and officers (as to 2,000,000), of which 3,715,575 SpectrumGold Shares receivable by Viceroy/Quest were distributed to its shareholders.

In June 2003, SpectrumGold completed a special warrant financing totalling $1,353,400 at a price of $0.40 per special warrant. The proceeds were held in escrow until October 27, 2003, the date that the SpectrumGold Shares first became listed on the TSX. On that date, each special warrant was deemed to be exercised by the holder into one SpectrumGold Share.

By agreement dated July 31, 2003, SpectrumGold entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) and Stikine Copper Ltd. to acquire Stikine Copper Ltd. which owns the Galore Creek gold-silver-copper deposit located in northwestern British Columbia. Under the option, SpectrumGold can acquire a 100% interest in Stikine Copper Ltd. by expending up to US$0.2 million on remediation work on the property, making payments to the parties totalling US$20.3 million over an eight-year period and, unless the option is exercised in the first three years, preparing a pre-feasibility study within four years of the date of the option agreement. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

In August 2003, NovaGold purchased 2,284,425 SpectrumGold Shares from Quest at $0.75 per SpectrumGold Share. As a result of this transaction, NovaGold's interest in SpectrumGold increased to 59.17% of the issued and outstanding SpectrumGold Shares.

In October 2003, SpectrumGold issued to NovaGold, by way of private placement, 3,500,000 SpectrumGold Shares at $0.75 per SpectrumGold Share for total proceeds of $2.6 million. As a result of this transaction and the issuance of 3,383,500 SpectrumGold Shares pursuant to the special warrants deemed exercised on October 27, 2003, NovaGold's interest in SpectrumGold was diluted to 56.43% of the issued and outstanding SpectrumGold Shares.

In November 2003, SpectrumGold completed the sale of 2,000,000 SpectrumGold Shares at $3.10 per SpectrumGold Share in an underwritten private placement and the contemporaneous sale to NovaGold of 2,080,000 SpectrumGold Shares at $3.10 per SpectrumGold Share and 500,000 SpectrumGold Shares at $3.45 per SpectrumGold Share. The total gross proceeds were $14,373,000.

In February 2004, SpectrumGold issued 100,000 shares to Eagle Plains Resources Ltd. ("Eagle Plains") as the first payment under its option over the Copper Canyon property adjacent to Galore Creek (See "Description of Business - Other Properties – Copper Canyon Property, British Columbia").

In March 2004, SpectrumGold signed four agreements with Silver Standard Resources Inc. ("Silver Standard") and its various partners to acquire four property packages in the Galore Creek area. Under these agreements, SpectrumGold agreed to pay $96,845 and issue 96,177 SpectrumGold Shares at a deemed price of $3.36 per share and 160,000 SpectrumGold Shares at a deemed price of $3.35 per share.

At May 20, 2004, there were 25,938,677 SpectrumGold Shares issued and outstanding, of which NovaGold held 14,364,425 or 55.38% .

DESCRIPTION OF BUSINESS

General

SpectrumGold is in the business of acquiring, exploring and developing mineral properties and holds interests in two advanced exploration properties and nine early stage properties totalling approximately 50,000 hectares in British Columbia and the Yukon Territory and two other minor properties optioned to other companies.

All of SpectrumGold's properties are in the exploration stage. SpectrumGold has no producing properties at this time. All work presently planned by SpectrumGold is directed at defining mineralization and increasing understanding of the characteristics and economics of that mineralization. There is no assurance that a commercially viable ore deposit exists in any of SpectrumGold's properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

Material Properties

Brewery Creek Property, Yukon

Independent Technical Report

The following information and figures concerning the Brewery Creek Project, with the exception of "Future Work", have been derived from and are based upon a technical report (the "Brewery Creek Report") prepared in accordance with National Instrument 43-101 by Richard M. Diment ("R. Diment") and Ronald G. Simpson, professional Registered Geologists and independent consultants, entitled

"SpectrumGold Inc. and 650399 BC Ltd., Brewery Creek Gold Project, Yukon Territory, Canada, Technical Report" dated May 16, 2003. As authors of the Brewery Creek Report and as qualified persons under National Instrument 43-101, the authors visited or had direct involvement in the exploration activities on the Brewery Creek property and reviewed all data in the Vancouver office of Viceroy relating to the Brewery Creek property. The Brewery Creek Report is filed on SEDAR under SpectrumGold's profile and is incorporated by reference herein.

Location, Geological Setting and Mineralization

The Brewery Creek property is located within the foothills of the Ogilvie Mountains along the northeastern boundary of the Tintina Trench. The property is owned by Viceroy Minerals Corporation, a wholly owned subsidiary of Quest, and is comprised of 708 quartz claims and 93 mining leases covering 12,772 hectares. SpectrumSub has an option with Quest to acquire the claims and leases by expending $750,000 on exploration on the properties by June 30, 2006. SpectrumGold also has the right to purchase certain mining assets and infrastructure at the Brewery Creek mine, any time after December 31, 2004 and before July 1, 2008, for $1.6 million, less the attributed value of any mining assets sold by Viceroy prior to the exercise.

On the Brewery Creek property, Tombstone Suite, Cretaceous monzonite and quartz monzonite intrudes lower Paleozoic Earn Group and Road River Group stratigraphy as a series of semi-conformable sills. Cretaceous biotite monzonite and syenite stock-like bodies occur locally in the south-central part of the property.

Moderate to high level epithermal gold mineralization at Brewery Creek is fracture controlled, primarily confined to hanging wall siliclastic strata, intrusive rocks and calcareous sediments of listric normal faults. Eighty-five percent of the previously mined reserves were hosted by Cretaceous quartz monzonite sills while the remainder were contained within brittlely deformed coarse clastic sediments of the Devonian Earn Group. Major ore controlling structures in intrusives were related to a post Tombstone age, north-northwest compressional event that produced east-southeast and northeast striking conjugate shears and east-northeast listric normal faulting localized along graphitic argillite/intrusive sill contacts. Moderate south dipping to overturned, north dipping short limbs of south vergent folds are the main controls to mineralization in the sediments.

Exploration, Sampling & Analysis

Exploration surveys conducted at Brewery Creek between 1988 and 2002 included geological mapping, extensive grid soil sampling, ground and airborne geophysical studies and extensive, mechanized surface trenching (42,300 metres), RC drilling (129,000 metres), and diamond drilling (8,900 metres).

Due to the lack of outcrop and weathered, unglaciated terrain, soil sampling and subsequent mechanized trenching of gold in soil anomalies proved to be the most useful tools in defining geological and structural controls to gold mineralization. Drilling was primarily conducted on grid north-south, orientated fences perpendicular to the major east-north-east striking, ore controlling structures and down-dip from significant gold mineralization identified in trenches. Important structural and lithological data gathered in trenches were used wherever possible to correlate surface trench mineralization to corresponding drill hole mineralization down dip. Trench and drill hole sampling was conducted on 2 metre intervals. Sample intervals were broken, excluding RC drill samples, at lithological contacts and around major alteration and structural zones to determine controls and relative distribution of gold mineralization. The two meter sample interval is considered acceptable, since significant gold mineralization is typically controlled by fracture stockwork zones and local breccias in both intrusives and sediments ranging from 2-50 m thick.

Reverse circulation drilling became the chief type of definition drilling from 1990 onward due to severe production and recovery problems with core drilling in weathered, incompetent bedrock to depths of 50 metres.

Although the airborne and ground magnetometer surveys were useful in delineating Tombstone Suite intrusive centres and their adjacent hornfelsed areoles, mineralized zones typically lie outboard of or flanked these magnetic anomalies. The oxidized, auriferous sills that make up most of the mineable oxide reserves exhibited a relatively flat magnetic response. IP surveys typically generated resistivity and chargeability anomalies that reflected barren graphitic stratigraphy or chert beds inherent in both Earn and Road River Group stratigraphy. As a result, these surveys were not relied upon to define potential drill targets beyond 1992.

Analysis of trench and drill samples consisted of atomic absorption of a 10 gram sample digested in hot aqua regia solution from 1989 through 1992. A 30 gram fire assay technique with an atomic absorption finish was used for all drilling and trenching from 1993 through 2000.

Mineral Resources

Most of the gold deposits at Brewery Creek were modelled using SURPAC software. Block models were created for each zone with a block size of 5 x 5 x 6 metres. Data used for the model were mainly 6-metre bench composites of assay intervals from diamond and reverse circulation drill holes. Trench data was not used for block model estimation since the grades were not considered to be as representative and unbiased as the drill data. Data from one trench was used in a sectional resource estimated for the North Slope zone which has now been classified as 'inferred'.

Eight of the mineral zones at Brewery Creek have been mined out and four zones have block model resource estimates but were not mined. Two zones, North Slope and Classic, had preliminary, "hand-calculated" sectional resource estimations but only the former contained significant mineralization above a cutoff grade of 0.5 gpt. Several other zones did not have sufficient drilling to estimate a resource.

The most recent zone models, developed in 2000, excluded argillite from the mineralized zones and used a 0.2 gpt cutoff for the mineralized envelope. Prior to estimation, the mineralized composites and blocks were identified and tagged. The final interpretation of the mineralized shapes on horizontal bench plans was used to tag both composites and blocks as mineralized (vs. non-mineralized) as well as by lithology.

Blocks were interpolated using Inverse Distance to the fourth power (ID4) in which the weight of each composite is inversely proportional to its distance to the center of the block. This method was chosen after experimental block models using inverse distance powers of 2-5 and Kriging were compared to blast hole results and actual mined blocks.

Only composites located inside the mineralized zone were used to estimate block grades. Anisotropic search ellipses were developed and oriented parallel to the strike and dip of the sills. No significant geostatistical analysis was carried out and search parameters were based primarily on zone geometry.

Grade capping was done on assays at selected zones according to recommendations made by MDA (Feb.1998). In the most recent estimates of unmined zones, capping was only carried out for the Bohemian deposit (capped at 8 gpt Au).

Following initial grade interpolation, an estimated recoverable gold grade was calculated based on bottle roll tests from each zone and recoveries from actual mining operations. This recovery factor was calculated based on a combination of depth from surface (oxidation level) and rock type.

Since parameters for a 'measured' category were never defined for the block models, the current resources are all assigned to the 'indicated' or 'inferred' category. The following tables show the current mineral resources at a cutoff grade of 0.5 gpt Au:

Brewery Creek Indicated Resources COG = 0.5 gpt Au cutoff
Zone W.Big Rock	Tonnes > Cutoff 815,800	Grade gpt Au 1.133	Recov. Grade gpt Au 0.764	Total In-situ oz 29,700	Estimated Recov. oz 20,000
E.Big Rock	1,017,400	0.907	0.577	29,700	18,900
Bohemian	1,180,900	1.126	0.702	42,800	26,700
Lower Fosters	961,900	1.387	0.576	42,900	17,800
Total*	3,975,900	1.135	0.677	145,000	83,400

* rounding of values accounts for minor discrepancies in totals

Brewery Creek Inferred Resource COG = 0.5 gpt Au
Zone	Tonnes >= Cutoff	Grade gpt Au	Total oz
North Slope	2,214,000	2.01	143,000

Recovery factors were not estimated for the North Slope zone due to lack of data at the time of the study. However, it was observed that the overall degree of oxidation was relatively low compared to the other zones.

Future Work

In 2003, SpectrumGold completed geological mapping and a compilation of previous work with the objective to identify untested, deep sulfide targets adjacent to previously defined near-surface oxide gold mineralization. Structural and alteration mapping in 2003 outlined an approximately 4 square kilometer target area at the intersection of the Reserve Trend and the projection of the Classic Zone. The Reserve Trend is a broad structural zone that hosts existing resources and the numerous small pits previously exploited by Viceroy while the Classic zone hosts significant widespread but relatively low grade mineralization.

In 2004, SpectrumGold's exploration efforts will be focused on prospectivity for high-grade sulfide mineralization at depth. The small Blue Pit previously mined by Viceroy, which is in the target area identified in 2003 by SpectrumGold, exploited a series of small high-grade structures with grades in the excess of 10 gpt gold over intervals from 8 to 12 meters in width. The work planned for 2004 includes conducting an IP survey over approximately 20 line kilometers followed by approximately 2,000 meters of core drilling. Expenditures for the program are estimated at approximately $600,000. The main objective of the 2004 program is to discover additional high-grade mineralization of a tenor and width as seen in the Blue Pit.

Galore Creek Property, British Columbia

Independent Technical Report

The following information and figures concerning the Galore Creek Project have been derived from and are based upon a technical report (the "Galore Creek Report") prepared in accordance with National Instrument 43-101 by Ronald G. Simpson, a professional Registered Geologist and independent consultant, entitled "Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia" dated August 11, 2003. As author of the Galore Creek Report and as a qualified person under National Instrument 43-101, the author has visited the Galore Creek property and reviewed all data in the Vancouver offices of Kennecott Canada Inc. relating to the Galore Creek property. The Galore Creek Report is filed on SEDAR under SpectrumGold's profile and is incorporated by reference herein.

Property Description and Title

The Galore Creek property is a large alkalic instrusive related gold-silver-copper system located in a mountainous region of northwestern British Columbia. The property covers approximately 4,700 hectares and is comprised of 253 claims and 39 fractions. The claims are wholly-owned by Stikine Copper Ltd. On July 31, 2003, SpectrumGold entered into an option agreement with the shareholders of Stikine Copper Ltd., QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc), to acquire all the shares of Stikine Copper Ltd. Under the option, SpectrumGold can acquire a 100% of the shares by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the shareholders totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year. There are no royalties or back-in rights to the Galore Creek property.

Accessibility and Climate

The property is located approximately 200 kilometres north of Stewart, British Columbia and 96 kilometres northeast of Wrangell, Alaska the two closest communities with tidewater facilities. The town of Smithers, 370 kilometres southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver. Galore Creek and the Scud River are part of the tributary system of the Stikine River an international waterway which drains an area of 49,000 square kilometres. In the past the river was used by shallow draft barges and riverboats to transport goods from Wrangell, Alaska to Telegraph Creek, British Columbia, a distance of 302 kilometres. The river is navigable for this type of watercraft from mid May to October. The nearest point on the Stikine River to the property is the mouth of the Anuk River which lies 16 kilometres west of the camp.

Helicopter is the present means of access to the Galore Creek property. A 500 metre gravel airstrip is located on the property but will require repair for use by aircraft with short take-off and landing capabilities. A second airstrip at the mouth of the Scud River has been utilized in the past for aircraft up to the size of a DC-3 and would also require repair for use. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 kilometres east of Galore Creek and was the staging area for the 1991 project mobilization and demobilization. In the 1960's Kennecott constructed 48 kilometres of road from the mouth of the Scud River to the Galore Creek camp. This road would require repair along the Scud River and portions of the Galore Creek Valley for use by the project.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above +20°C and minimum winter temperatures may fall to well below -20°C. Average annual precipitation is 76 cm with approximately 70% of this falling between September and February, mainly as snowfall.

Elevations on the property range from 500 to 2080 metres above sea level. The terrain over the central and northern portions of the property is gentle and rolling and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1100 m level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by sub-alpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Project History, Drilling and Exploration

Geochemistry

Regional stream silt geochemistry was instrumental in the discovery of the mineralization at Galore Creek and more detailed silt sampling programs were carried out in 1960-61 and 1989. A significant area of the property lacks sufficient soil development for soil geochemistry to be of any practical use. Soil grids were established in the areas around the North Rim and Southwest zones. A few reconnaissance traverse soil lines were also sampled along contour between the Saddle Zone and the Central Zone.

In 1991, 600 soil samples were collected from a grid established in the North Junction/North Rim area. Samples were taken on 20 m stations along lines spaced 100 metres apart. A coincident copper-gold soil anomaly with peak values of 9060 ppm copper ("Cu") and 550 ppb gold ("Au") was located over the North Rim showing area. A total of 63 surface rock chip samples were also collected from various showings on the property.

Drilling History

Since initial discovery in 1960, there have been 439 diamond drill holes, totalling 99,637 metres (326,889 feet) drilled on the property. Most of this work has focused on the Central zone, with lesser amounts of work on eleven other areas. Some zones have received only reconnaissance drilling.

During the 1970s, drilling was principally confined to the Central Zone with nine holes drilled on the North Junction Zone. In the Central Zone average core recovery was between 75% and 85% with the poorest recovery at depths between 60 and 90 metres where the open sheet fractures were encountered. At depths below 90 metres core recovery approached 100%. In the North Junction zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes.

In 1989/1990, Mingold drilled holes on the Southwest Zone (8 holes, 1026 metres), the North Rim showing (6 holes, 546 metres), the Saddle Zone (2 holes, 226 metres) zones and 2 reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek zones. Only 6 holes were drilled within the Central Zone itself.

2003 Program

SpectrumGold signed the option agreement (the "Galore Creek Option Agreement") on the Galore Creek property in August 2003 and in September 2003 immediately commenced a 10,000 foot core drilling program on the project. Four broad areas of the deposit were tested to both verify previous results, and better understand deposit variability, zonation and mineralization controls. Three drill profiles were completed in the Main deposit targeting the North Gold Zone, South Gold Zone and the Central Replacement Zone. A fourth area of drilling targeted the Southwest Breccia Zone. Particular emphasis was directed at understanding the gold variability in the deposit.

The results demonstrated the presence of increased gold and copper grades in the deposit associated with specific structural controls. All eight core holes were drilled as angle holes to test this structural component. Both the gold and copper grades were higher than anticipated from previous vertical drilling and averaged 3 g/t gold equivalent or 2% copper equivalent over 120 metres widths (390 feet – see table of results below). Mineralization in the Main deposit area consists of higher grade disseminated and replacement styles of sulfide mineralization in favorable volcanic and intrusive host rocks. These zones of higher grade gold and copper mineralization occur as a series of stacked tabular zones that begin at the surface and are separated by intervening intrusive units that are barren or contain lower grade mineralization. In the Main deposit, higher gold values are associated with strong disseminated chalcopyrite mineralization. Broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite. The Southwest Breccia is a separate deposit developed in a breccia body immediately south of the main deposit. The results of the 2003 Program are shown below.

Drill Hole Number	From m	To m	Width m	Width feet	Gold g/t	Silver g/t	Copper %
DH-436	27.1	176.0	148.9	488.5	1.86	5.2	0.70
including	38.7	66.0	27.3	89.6	2.20	6.8	1.54
DH-437	15.6	180.0	164.4	539.4	1.52	8.5	1.16
including	21.3	94.0	72.7	238.5	2.64	16.4	2.15
DH-438	130.0	204.0	74	242.8	0.37	7.3	0.89
including	158.0	184.0	26	85.3	0.44	10.2	1.19
And	258.0	326.0	68	223.1	0.31	11.3	1.48
including	262.0	284.0	22	72.2	0.53	17.3	2.72
DH-439	148.0	262.60	114.6	376.0	1.98	9.4	1.17
including	216.0	248.00	32	105.0	2.82	11.6	2.07
DH-441 (1)	41.6	200.3	158.7	520.6	0.79	7.9	1.10
including	111.9	142.0	30.1	98.8	1.41	13.4	2.34
And	394.0	459.3	65.3	214.3	0.23	10.8	1.20
including	428.0	459.3	31.3	102.7	0.27	14.0	1.68
DH-442	170.5	356.0	185.5	608.6	0.88	4.0	0.81
including	200.0	223.4	23.4	76.8	1.72	4.7	1.02
And	260.0	308.0	48.0	157.5	1.00	5.1	1.19
DH-444	128.0	212.0	84.0	275.6	1.10	4.3	0.67
including	152.0	172.0	20.0	65.6	2.81	7.8	1.18
DH-445	26.0	149.0	123.0	403.5	0.28	17.4	2.09
including	97.5	134.1	36.6	120.1	0.50	24.0	3.59

Note:	(1)	Drill hole 441 bottomed in mineralization.
	(2)	Drill holes 440 and 443 were lost in overburden and not sampled.

This drill program and sampling protocol were completed with oversight by qualified person Joe Piekenbrock, Vice President of Exploration for SpectrumGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Geological Setting

The Galore Creek deposits lie in Stikinia Terrane, an accreted package of Mesozoic volcanic and sedimentary rocks intruded by Cretaceous to Eocene plutonic and volcanic rocks. The eastern boundary of the Coast Plutonic Complex lies about 7 kilometres to the west of the claims. The property lies within a regional transcurrent structure known as the Stikine Arch.

Stikine terrane at this latitude can be grouped into four tectonostratigraphic successions. The first, and most important one in this area, is a Late Paleozoic to Middle Jurassic island arc suite represented by the Stikine assemblage of Monger (1977), the Stuhini Group (Kerr, 1948) and Hazelton Group equivalent rocks. The other successions are; Middle Jurassic to early Late Cretaceous successor-basin sediments of the Bowser Lake Group (Tipper and Richards, 1976); Late Cretaceous to Tertiary transtensional continental volcanic-arc assemblages of the Sloko Group (Aiken, 1959); and Late Tertiary to Recent post-orogenic plateau basalt bimodal volcanic rocks of the Edziza and Spectrum ranges.

Alteration and Mineralization

The Galore Creek property is mainly underlain by volcanic and sedimentary rocks of the Middle to Upper Triassic Stuhini Group. They are intruded by an Alkali Syenite complex composed of multiple intrusions emplaced into volcanic rocks of similar composition. The complex is centred in the west fork of Galore Creek and is 5 kilometres in length and 2 kilometres in width. To date, twelve gold-silver-copper mineralized zones have been identified on the property. The mineralization is most common in highly altered volcanic rocks and to a lesser degree in syenite intrusions. The Galore Creek intrusive complex is believed to represent an eroded volcanic centre. Syenite sheets are subvolcanic intrusions, the extrusive equivalents of which may be the orthoclase-bearing tuffs and pseudoleucite lavas.

The two main structural elements are faults, which offset and segment intrusive bodies, and a subhorizontal fracture cleavage. Faults are abundant in the Central Zone, but displacements on most of them appear to have been small. An exception is a major post-mineralization west-dipping fault east of the Central Zone that has an apparent normal displacement of up to 300 metres. Significant displacement might have occurred on faults in the northern part of this zone but it has been difficult to correlate marker beds and dykes between drill holes.

A north-trending mylonite zone at least 100 metres in thickness is exposed in volcanic rocks along the west margin of the intrusive complex. The zone dips 42° to the west and pre-dates mineralization and alteration in upper Butte Creek. A major east-west regional structure, marked by a prominent aeromagnetic linear, lies parallel to lower Dendritic Creek. This feature cuts through the Central Zone where it is occupied by a late-mineral 19b megaporphyry dike at section 6773N.

A series of northeast-striking faults extend from east of the Southwest zone, northward beyond the boundary of the claims. The long axes of both early porphyry I3 and the breccia in lower Dendritic Creek are aligned parallel to this trend suggesting a common regional structural control. This fault system intersects the east trending linear described above near the core of the Central Zone. Post-mineralization, sub-vertical dikes and felsic dike swarms occupy east-trending structures of probable Tertiary age. The terms "sheet fractures" and "fracture cleavage" are applied to a set of near-surface, closely spaced subhorizontal fractures. These are attributed to expansion resulting from the hydration of anhydrite by meteoric waters.

Mineralization at Galore Creek occurs in upper Triassic felsic to intermediate volcanic flows and fragmental rocks. It is associated most closely with intense, pervasive K-silicate alteration as replacement, disseminated and fracture-controlled chalcopyrite with locally abundant bornite. Higher gold values are normally associated with bornite mineralization.

Metallurgy

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Work in 1992 and 2003 generally confirmed past programs and is described below.

In 1992, bench flotation tests were carried out on drill core from five 1991 holes by Dawson Metallurgical Laboratories in Salt Lake City. The object of this study was to determine the amenability of the composites to a standard flowsheet developed previously and to determine if gold recovery could be significantly improved. The study used 4 composites from the Southwest Zone and two from the Central Zone. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries in a copper concentrate grading 25% Cu were estimated to average approximately 90.3% and 58%, respectively based on constant tail grades of 0.065% Cu. Gold recovery was projected based on head assay and rougher tail residue. A nugget effect was observed in tests from many of the higher-grade composites. Gold recoveries were not optimized as part of these studies.

In December 2003, bench tests were conducted by G&T Metallurgical Services under the supervision of Hatch on four 50kg samples material selected from the 2003 higher grade drill intercepts in the Central and Southwest zones. The key observations from the 2003 testwork specifically were summarized as follows:

  A primary grind at a K80 of 150 microns nominal is sufficient for copper mineral and gold liberation. A coarser grind at a K80 of 250 microns decreased copper recovery and grade, but had little effect on gold recovery, likely due to its inherent fine grain.

  A significant fraction of gold is free and fine-grained, despite the relatively coarse grind, and floats readily with the copper minerals.

  Since gold is readily recovered by flotation, a gravity concentration of gold following the primary grind is potentially not beneficial. The potential for incremental gold recovery on cleaner scavenger tailings may be considered in future testwork.

  Copper and gold floated readily within a short rougher flotation time of 5 minutes using simple flotation schemes and standard reagents for copper.

  Rougher concentrate regrind will likely be required for effective cleaning. It appears that two stages of cleaners would suffice to achieve, nominally, 95% copper and 75% gold recovery at over 30% copper concentrate grade. The concentrates are relatively clean.

  The occurrence of gold in these samples as liberated fine-grained particles, and its recovery in copper concentrate, is typical of porphyry copper deposits and is consistent with studies by Hatch and G&T Metallurgical Services on porphyry copper deposits worldwide. G&T's studies have also indicated little incremental recovery of the fine gold by gravity concentration in such deposits.

  South West zone sample DDH-437 had significantly more pyrite than Central zone samples which adversely impacted recovery, selectivity and concentrate grade in the sample. In practice, this ore would benefit from being blended with Central zone ore.

Resource Estimate, Sampling and Assaying

A mineral resource estimate was prepared by Mine Reserve Associates, Inc. (MRA) for Kennecott Corporation in 1992 and included both the Central and Southwest Zones. This study, entitled "Pre-feasibility Mining Evaluation Galore Creek Project" reported a ‘Proven and Probable reserve' of 342.5 Million tonnes grading 0.64% Cu and 0.38 g/t Au. A further 105.7 Million tonnes grading 0.46% Cu and 0.44 g/t Au was classified as ‘Possible'. This resource was used as the basis for several subsequent pit designs with strip ratios ranging from 1.5:1 to 2.2:1. MRA's scope of work did not include check assay analysis or geological interpretation.

In November 2002, Kennecott re-classified the mineral resource to comply with current industry reporting standards. Economic parameters used were a US$10/tonne in situ metal value as a cutoff grade based on US$0.80/lb Cu and US$320/oz Au prices. Model blocks were classified as 'indicated' if at least 5 composites were used in the interpolation and the closest composite was within 60 metres of the block centroid. All other estimated blocks were assigned to the 'inferred' category. Results are summarized in the following table:

Indicated Mineral Resource
Zone	Tonnes (millions)	Cu (%)	Au (g/t)

Central	209.4	0.77	0.36

Southwest	33.8	0.59	1.05

Total	243.2	0.75	0.45

Inferred Mineral Resource
Zone	Tonnes (millions)	Cu (%)	Au (g/t)

Central	39.6	0.73	0.36

Southwest	31.0	0.42	0.95

Total	70.6	0.59	0.63

Silver was not included in the 1992 resource model but earlier resource estimates from the 1970s reported Ag grades ranging from 6.8 to 7.5 g/t for the Central Zone along with a Cu grade of approximately 1%. A statistical analysis of the existing Ag assays reveals a fairly strong positive correlation with copper grades (correlation coefficient = 0.73) and suggests that the average Ag grade would likely be around 6 g/t for the combined indicated resource reported above.

The mineral resource at Galore Creek is presently being re-evaluated by SpectrumGold. Hatch Engineering, Vancouver, British Columbia has been engaged to complete an updated resource estimate and an Economic Assessment Report on the Galore Creek project.

Future Work

A total budget of $8 million is planned at Galore Creek in 2004 with a Pre-feasibility study targeted for early 2005. The exploration program will consist of a minimum 20,000 meter (60,000 foot) drill program with an anticipated cost of approximately $5 million. The drill program is planned during the summer to delineate higher grade mineralized zones with the currently defined resources, as well as to complete step-out drilling to possibly expand the known extent of mineralization. In addition, a Preliminary Economic Assessment Study (Scoping Study) is be prepared by Hatch Engineering and environmental baseline studies and other studies will be carried out on the project for an additional cost during 2004 of $3 million. The Scoping Study will evaluate the access and infrastructure needs of the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower need for the project as currently envisioned by SpectrumGold.

Other Properties

McQuesten Property, Yukon

The McQuesten Project is located along the west margin of the Keno Hill Mining District 40 kilometres (25 miles) northeast of Mayo, Yukon. The property is crossed by an all-weather highway and a high-voltage power transmission line. The property consists of 53 contiguous Yukon quartz mining claims covering 2600 acres (1066 hectares). The claims are in good standing.

Pursuant to an option agreement dated April 10, 1997, Eagle Plains Resources, Ltd. and Miner River Resources, Ltd. (collectively "Eagle Plains") acquired the right to acquire a 100% interest in the McQuesten property subject to a 2% net smelter return royalty reserved to the original owner ("Underlying Option"). On October 1, 1997, Eagle Plains granted Quest the right to acquire a 70% interest in Eagle Plains' interest in the McQuesten property. Quest assigned this right to the NovaGold on April 26, 1999 and NovaGold assigned its right to the SpectrumSub on June 27, 2003. Subsequent to August 31, 2003, SpectrumSub acquired a 70% interest in the property by spending $875,000; fulfilling all obligations pursuant to the Underlying Option; and completing a 10,000 foot drilling program on or before October 1, 2003. As a result of completing the earn-in SpectrumSub and Eagle Plains will enter into a joint venture arrangement. The Underlying Option requires annual advance minimum royalty payments of $20,000.

The 2003 drill program tested the down dip and offset extensions to previously identified surface mineralization as well as the offset extensions to previous mineralized drill intersections.

Most drill holes encountered wide intervals of anomalous gold geochemistry (100 to 1000 ppm) and several of these sections graded between 1.0 and 2.0 gpt gold. Hole MQ03-09 reported two intervals grading over 3.0 gpt gold, including 7.7 metres of 13.64 gpt gold and 7.8 metres of 3.66 gpt gold. Significant gold-silver mineralization hosted by quartz breccia was also discovered during the course of the drill program. MQ03-13 cut a wide zone of partially oxidized breccia that averaged 2.69 gpt gold and 188.0 gpt silver over 6.43 metres.

Potential to host a multi-million ounce economic gold deposit on the McQuesten property is presently considered low due to the generally sub-economic (~1.0 gpt) gold grades returned to date and the limited claim holdings available to explore. However, exploration potential for a high grade gold and/or gold-silver deposit with lower volume tonnages remains untested. In addition, district scale exploration continues to be warranted and combining the McQuesten property with adjoining claim holders is a course worth considering.

Copper Canyon Property, British Columbia

In 2003, SpectrumGold entered into an agreement with Eagle Plains to acquire up to an 80% interest in the Copper Canyon gold-silver-copper Property adjoining SpectrumGold's Galore Creek Project in northwestern British Columbia. SpectrumGold has an option to acquire 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 400,000 SpectrumGold Shares over the first three years following execution of the formal earn-in agreement, of which 100,000 SpectrumGold Shares were issued upon such execution and 100,000 SpectrumGold Shares will be issued on each of the next three anniversary dates thereafter. SpectrumGold may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains $1 million and completing a Feasibility Study on the project by no later than the eighth anniversary of the final earn-in agreement. SpectrumGold, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made.

SpectrumGold is planning a major drilling program to test targets identified on the Copper Canyon Property. This drill program will be conducted simultaneously with the Galore Creek drill program. Specific plans are still in preparation.

Sprogge Property, Yukon

The Sprogge property is located 175 kilometres (108 miles) north of the Town of Watson Lake within the Tintina Gold Belt of the Yukon Territory. The property consists of 278 Yukon quartz mining claims covering 14359 acres (5810 hectares) accessible by Yukon Highway 10. The Sprogge property is held jointly by SpectrumSub and Newmont Mining Corporation ("Newmont"). SpectrumSub's interest in the property is 77.6% with Newmont having a 22.4% interest. The claims are in good standing. Four principal target areas have been identified on the property through surface sampling of rocks, soils and stream silts. An initial reconnaissance drill program was completed in 2000.

Harlan Property, Yukon

The Harlan property is located 150 kilometres north of the town of Ross River, within the Tintina Gold Belt, and consists of 339 Yukon quartz mining claims covering 17490 acres (7098 hectares) which are 100% owned by SpectrumSub. The property is located 35 kilometres southeast of the Plata Airstrip and has winter road access from Yukon Highway 6; 60 kilometres to the southeast. The claims are in good standing with no required assessment work in 2004. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts.

Klondike Property, Yukon

The Klondike property is located 90 kilometres (56 miles) east of Dawson City within the Tintina Gold Belt of the Yukon Territory. The property is 30 kilometres (18 miles) east of the Brewery Creek Gold Mine and consists of 46 Yukon quartz mining claims covering 2375 acres (960 hectares). The property is 16 kilometres (9 miles) from the Yukon Consolidated Dam Road and has winter road access along the Klondike River. SpectrumSub owns a 100% interest in the Klondike group claims and the claims are in good standing with no required assessment work in 2004. Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts.

Grace Property, British Columbia

In March 2004, SpectrumGold signed an agreement with Pioneer Metals Corporation to acquire a 60% interest in the Grace property totaling 2,500 hectares (6,200 acres) that directly adjoins the Galore Creek property to the north. Under the agreement, SpectrumGold must spend a total of $5 million over five years on exploration of the Grace property to earn its interest. In addition, in accordance with the agreement, SpectrumGold purchased 3,921,568 units of Pioneer Metals at $0.255 per unit for an aggregate of approximately $1 million. Each unit consisted of one share and one-half share purchase warrant with each warrant being exercisable for two years into one share of Pioneer Metals Corporation at a price of $0.35 per share. SpectrumGold is initiating a $500,000 exploration program on the Grace property for 2004 consisting of ground and airborne geophysics, target identification and drilling.

Other British Columbia Properties

SpectrumGold has interests in other properties in British Columbia, which are less advanced than those referred to above.

In addition, in the period from September 2003 through March 2004, SpectrumGold signed agreements to acquire interests in several properties surrounding the Galore Creek project. These properties included the Grace property referred to above, the Jack, Sphaler Creek and Paydirt properties and the Copper Canyon property inside the Eagle Plains property of the same name. SpectrumGold also staked additional ground in the Galore Creek area.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual and Quarterly Information

SpectrumGold was incorporated on March 31, 2003 and SpectrumGold's first fiscal period was for the five months ended August 31, 2003. The table below summarizes selected financial information for SpectrumGold for the five months ended August 31, 2003 and the three month interim periods ended November 30, 2003 and February 29, 2004. The table should be considered in conjunction with the more complete information contained in the consolidated financial statements of SpectrumGold attached as Schedule "B" to this Information Circular.

The consolidated financial statements of SpectrumGold included in this Information Circular have been prepared in accordance with Canadian GAAP, and the audited financial statements are subject to Canadian auditing and auditor independence standards. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars.

	Five Months Ended	Three Months Ended	Three Months Ended
	August 31, 2003 (1)	November 30, 2003 (2)	February 29, 2004 (2)
	$	$	$

Revenue – interest income	6,964	31,573	94,992

Expenses and other	(90,305)	(350,204)	(172,580)
Loss for the fiscal period	(83,341)	(318,631)	(77,588)
Loss per share
– basic	(0.01)	(0.02)	(0.00)
– diluted	(0.01)	(0.02)	(0.00)

Total assets	5,511,246	22,270,938	21,606,373
Total long term financial	Nil	Nil	Nil
liabilities

(1)	Information extracted from consolidated audited financial statements of SpectrumGold.
(2)	Information extracted from consolidated unaudited financial statements of SpectrumGold.

Dividend Record and Policy

SpectrumGold has not declared or paid any dividends on the SpectrumGold Shares since the date of its incorporation. SpectrumGold intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. SpectrumGold's board of directors will review this policy from time to time having regard to SpectrumGold's financing requirements, financial condition and other factors considered to be relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following information should be read in conjunction with SpectrumGold's audited consolidated financial statements for the five months ended August 31, 2003 and unaudited consolidated financial statements for the six months ended February 29, 2004 and related notes attached as Schedule "B" to this Information Circular, which were prepared in accordance with Canadian GAAP. All amounts are expressed in Canadian dollars unless otherwise indicated.

SpectrumGold is an exploration company focused on mineral properties in Canada and is currently exploring mineral properties it owns or has optioned in the Yukon and British Columbia. On May 1, 2003, SpectrumGold entered into the SpectrumGold Organization Agreement among NovaGold, Viceroy, SpectrumSub and SpectrumGold, which together with the Viceroy / SpectrumGold Arrangement resulted in the transfer of assets and issuance of SpectrumGold Shares occurring on June 30, 2003 to complete the organization of SpectrumGold. Since SpectrumGold was incorporated subsequent to February 29, 2003, there is no comparative period information.

Results of Operations

Five Months Ended August 31, 2003

SpectrumGold had a net loss of $83,341 (or $0.01 per share) for the five months ended August 31, 2003. During the period, the largest expenses at $51,915 were for the legal fees related to the organization of SpectrumGold and acquisition of its initial assets, namely the properties in the Yukon and British Columbia acquired from NovaGold and Quest and the Galore Creek project in British Columbia. An additional $22,597 was expended on the initiation of, and analysis of, governmental relations primarily contemplating activities at the Brewery Creek project in the Yukon and the Galore Creek project in British Columbia. The $90,305 of expenses during the period were offset by $6,964 of interest income.

Six Months Ended February 29, 2004

SpectrumGold had a net loss of $78,000 (or $0.00 per share) for the second quarter ended February 29, 2004, compared with a net loss of $318,000 (or $0.02 per share) in the first quarter ended November 30, 2003 and a net loss of $396,000 (or $0.02 per share) for the six months ended February 29, 2004. Total operating expenses of $173,000 were incurred during the second quarter, offset by $94,000 of interest income, compared with total operating expenses of $350,000 offset by interest income of $32,000 in the first quarter. Total operating expenses of $523,000 were incurred during the six months ended February 29, 2004, offset by $127,000 of interest income.

During both the three and six months ended February 29, 2004, the largest expenses related to management fees of $108,000 and $248,000 respectively. Management fees consisted of salaries and benefits, and certain office costs and insurance and were slightly higher in the first quarter, at $140,000, because of work related to SpectrumGold's TSX listing. Professional fees and regulatory and stock exchange fees were higher in the first quarter at $88,000 and $91,000, respectively, than in the second quarter at $51,000 and $33,000, respectively, mainly because of legal and listing fees related to the TSX listing.

Liquidity and Capital Resources

During the five months ended August 31, 2003, SpectrumGold generated $100,008 in cash flow from operating activities, of which $183,349 was generated by changes in non-cash working capital offset by $83,341 expended on the loss for the period. Cash flow from financing activities during the five months ended August 31, 2003 was $1,969,541, of which $1,500,000 arose from the funds for the issuance of SpectrumGold Shares and $469,541 from expenses paid by a related party. Cash flows used in investing activities during the five months ended August 31, 2003 were $563,762 and mainly related to $251,086 expended on drilling and related costs at the McQuesten property and $236,051 related to a drilling program at the Galore Creek project. SpectrumGold's cash and cash equivalents at August 31, 2003 were $1,505,787.

During the six months ended February 29, 2004, SpectrumGold expended a net amount of $696,000 on operating activities, of which $396,000 was expended on the loss for the period and $200,000 was expended for changes in non-cash working capital. The main change in non-cash working capital arose from the $212,000 reduction in accounts payable and accrued liabilities, the $88,000 decrease in GST receivable, offset by $69,000 decrease in prepaids and advances. SpectrumGold's exploration activities are seasonal in nature and programs tend to be completed by November and not restart until late in the spring.

Cash flows from financing activities during the first six months ended February 29, 2004 was $17,716,000, of which $16,492,000 represented funds received for the issuance of shares from two sets of private placements, the first on October 7, 2003 ($2,625,000) and the second on November 21, 2003 ($13,867,000 net) and $1,353,000 that was received into escrow in June 2003 from the issuance of special warrants, was released out of escrow upon the exchange into common shares effective October 27, 2003. In addition SpectrumGold received $89,000 from the exercise of stock options, $75,000 from the issuance of shares for property option agreement, offset by the decrease in amounts due to a related party of $293,000.

Cash flows used in investing activities during the six months ended February 29, 2004 was $2,228,000. A total of $2,334,000 was expended on mineral properties and deferred costs, of which $1,950,000 related to the Galore Creek project, $229,000 to the McQuesten project and $87,000 to the Copper Canyon project. SpectrumGold undertook an extensive drilling program at the Galore Creek project in British Columbia, completing almost 10,000 feet of drilling in the period from September through November 2003. In addition to the drilling SpectrumGold made a provision, during the period, of $260,000 for future anticipated remediation costs at the Galore Creek project, as required under SpectrumGold's option agreement for the project. SpectrumGold also completed a 10,000 foot drill program at the McQuesten property during the period, having expended a total of $480,000 on the program, including $251,000 prior to August 31, 2003. As a result of completion of the drilling at McQuesten, SpectrumGold earned a 70% interest in the project from Eagle Plains.

Outlook

At February 29, 2004, SpectrumGold had cash and cash equivalents of $16,298,000. SpectrumGold is continuing to assess the results from the drilling and mapping work carried out at SpectrumGold's various properties during the latter part of 2003. At the Galore Creek property, SpectrumGold plans to expend at least $5 million completing both an updated geologic model and resource estimate and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resources, as well as to undertake step-out drilling to possibly expand beyond the currently known extent of mineralization.

In March and April 2004, SpectrumGold signed several property agreements to acquire 100% interests in the Jack, Sphaler Creek, Paydirt and Copper Canyon properties and a 60% interest in the Grace property, all located adjacent to the Galore Creek property in the Liard Mining District, British Columbia. Programs for these and SpectrumGold's other properties are still being planned but are expected to total approximately $1 million for all other projects. Mining exploration programs are subject to significant changes as they progress and, as such, budgets are subject to revision up or down depending on the success of the programs, the acquisition or disposal of projects and other factors.

On March 30, 2004, SpectrumGold announced that it had entered into an agreement with its parent Company, NovaGold, under which their businesses would be combined and NovaGold would acquire, through a Plan of Arrangement, all of the SpectrumGold Shares not currently held by NovaGold. Under the Plan of Arrangement, NovaGold will acquire all of the publicly held SpectrumGold Shares and each SpectrumGold Shareholder (other than NovaGold) will be entitled to receive one (1) NovaGold Share for every 1.35 SpectrumGold Shares held. The completion of the Arrangement is subject to, among other things, regulatory and SpectrumGold Securityholder approval and to satisfactory receipt of fairness opinions and a valuation.

The combination will provide the following advantages to the shareholders of both companies:

  A diversified portfolio of mineral properties in the US and Canada.
  A larger corporate balance sheet to assist project development.
  Enhanced liquidity and broadened shareholder base.
  Increased institutional investment exposure through the larger market capitalization.
  Reduced administrative and regulatory costs.

Risks and Uncertainties

SpectrumGold is in the business of acquiring, exploring and developing gold, silver and copper properties, with a primary focus on gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. The industry is capital intensive at all stages and subject to fluctuations in the prices of the commodities being sought, market sentiment, currencies, inflation and other risks. SpectrumGold currently has no sources of revenue other than interest on cash balances and will rely mainly on equity financing to fund exploration activities on its mineral properties.

SpectrumGold is earning an interest in its key property through an option agreement and acquisition of title in the property is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the property, and satisfactory completion of certain pre-feasibility studies and third party agreements. If SpectrumGold does not satisfactorily complete these option conditions in the time frame laid out in the option agreement, SpectrumGold's title to the related property will not vest and SpectrumGold will have to write-down its previously capitalised costs related to that property.

Significant Accounting Policies

The primary accounting policies that affect the results of SpectrumGold are the following:

Mineral properties and related deferred costs

SpectrumGold records its interest in mineral properties at cost. Exploration expenditures relating to properties that have economically recoverable reserves or significant mineralization which in the view of management justifies additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments and tax recoveries received are treated as a reduction of the carrying value of the related mineral property and deferred costs until SpectrumGold's option, royalty payments and tax recoveries received are in excess of costs incurred and are then credited to income.

Management of SpectrumGold regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

The acquisition of title to mineral properties is a detailed and time-consuming process. SpectrumGold has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although SpectrumGold has taken every precaution to ensure that legal title to its properties is properly recorded in the name of SpectrumGold, there can be no assurance that such title will ultimately be secured. SpectrumGold has chosen not to adopt early the new Canadian standard for impairment of long-lived assets.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of mineral properties. Actual results could differ from those reported.

Use of Financial Instruments

SpectrumGold has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.

MARKET FOR SECURITIES

The SpectrumGold Shares are listed and posted for trading on the TSX under the symbol "SGX".

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of SpectrumGold consists of 100,000,000 SpectrumGold Shares, 100,000,000 first preferred shares and 100,000,000 second preferred shares, of which, as at May 20, 2004, 25,938,677 SpectrumGold Shares and no first preferred shares or second preferred shares were issued and outstanding.

Holders of SpectrumGold Shares are entitled to one vote per SpectrumGold Share at all meetings of SpectrumGold Shareholders. Holders of SpectrumGold Shares are entitled to receive a pro rata share of the assets of SpectrumGold available for distribution to holders of SpectrumGold Shares in the event of liquidation, dissolution or winding-up of SpectrumGold. All SpectrumGold Shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of SpectrumGold Shares.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this Information Circular, there are outstanding SpectrumGold Options, SpectrumGold Warrants and other rights to acquire SpectrumGold Shares to acquire 2,206,000, 100,000 and 300,000 SpectrumGold Shares, respectively.

The following table sets out all SpectrumGold Options which are held as at May 20, 2004 by all the current executive officers and past executive officers as a group, all directors and past directors (but not executive officers) as a group, all employees and past employees as a group and all consultants. As at May 20, 2004, none of such persons held any other SpectrumGold Convertible Securities.

Optionees (1)	Number of SpectrumGold Shares Subject to Options	Exercise Price	Market Value of Securities on the Date of Grant (2)	Number of Persons in the Group
Senior Officers and Past Senior Officers	1,450,000	$0.75	$0.75	5
Directors and Past Directors	300,000	$0.75	$0.75	3
Employees and Past Employees	446,000	$0.75	$0.75	15
Consultants	10,000	$0.75	$0.75	1
Others	Nil	N/A	N/A	N/A

(1)	There are no SpectrumGold Options held by any other persons other than as disclosed in this table.
(2)	The closing price of a SpectrumGold Share on May 20, 2004 was $3.80.

The SpectrumGold Warrants exercisable to acquire up to 100,000 SpectrumGold Shares at an exercise price of $3.45 are held by Canaccord Capital Corporation.

See "The Arrangement – SpectrumGold and NovaGold Convertible Securities".

PRIOR SALES

SpectrumGold Shares issued by SpectrumGold during the twelve months preceding the date of this Information Circular were:

No. of Securities Issued	Date of Issuance	Price	Reason for Issue
14,000,000	June 24, 2003	$0.25	Private placement
3,500,000	October 7, 2003	$0.75	Private placement
3,383,500	October 27, 2003	$0.40	Special warrants exercised
4,580,000	November 21, 2003	4,080,000@ $3.10 500,000@ $3.45	Private placement
100,000	February 17, 2004	$0.75	Stock options exercised
19,000	February 20, 2004	$0.75	Stock options exercised
100,000	February 27, 2004	$0.75	Property option agreement
96,177	March 24, 2004	$3.36	Property option agreement
160,000	April 22, 2004	$3.35	Property option agreement

STOCK EXCHANGE PRICES

The SpectrumGold Shares are listed for trading on the TSX under the trading symbol "SGX". The following table sets out the high and low trading prices (based on daily closing prices) and trading volume of the SpectrumGold Shares on the TSX for the periods indicated.

		High	Low	Volume
Calendar Year		($)	($)	(no. of shares)

2003	Fourth Quarter	4.10	2.19	3,547,100
2004	January	4.10	3.30	925,200
	February	3.72	3.17	648,600
	March	4.60	3.30	2,057,000
	April	4.90	3.75	1,006,900
	May 1 to May 20, 2004	4.15	3.45	172,500

On May 20, 2004, the closing price of the SpectrumGold Shares on the TSX was $3.80 per SpectrumGold Share.

ESCROWED SECURITIES

None of the issued and outstanding SpectrumGold Shares are performance shares or subject to escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of SpectrumGold, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of SpectrumGold except the following:

Name	No. of SpectrumGold Shares Owned or Controlled	Percentage of Issued and Outstanding SpectrumGold Shares
NovaGold Resources Inc.	14,364,425	55.38%

DIRECTORS AND OFFICERS

The management of SpectrumGold consists of six directors and five executive officers. The table below provides the names and related information concerning each director and executive officer.

Name and Address	Present Position in SpectrumGold	Principal Occupation	Director Since
Rick Van Nieuwenhuyse Los Gatos, California, USA	President, Chief Executive Officer and Director	President and CEO of NovaGold	April 2003
Robert J. (Don) MacDonald Vancouver, British Columbia	Senior Vice-President, Chief Financial Officer, Secretary and Director	Senior Vice-President and Chief Financial Officer of NovaGold	April 2003
Ronald K. Netolitzky Victoria, British Columbia (1)	Director	President of Keewatin Consultants Inc.	April 2003
Clynton Nauman Blaine, Washington, USA	Director	Chief Executive Officer of Asset Liability Management Group ULC	April 2003
W. David Black Vancouver, British Columbia (1)	Director	Associate counsel with DuMoulin Black	April 2003
Michael H. Halvorson Edmonton, Alberta (1)	Director	President of Halcorp Capital Ltd	October 2003
Douglas Brown Bellingham, Washington, USA	Vice-President, Business Development	Vice-President, Business Development of NovaGold	-
Gregory S. Johnson Bellingham, Washington, USA	Vice-President, Corporate Development	Vice-President, Corporate Communications of NovaGold	-

Joseph R. Piekenbrock Denver, Colorado, USA	Vice-President, Exploration	Vice-President, Exploration of NovaGold	-

(1)	Member of the audit committee.

(2)
The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,690,823, or approximately 10%, of the SpectrumGold Shares. This information was provided to SpectrumGold by the directors and officers as of May 20, 2004.

(3)	All of the directors of SpectrumGold hold office until the close of the next annual meeting of the SpectrumGold Shareholders or until their successors are duly elected or appointed.

Rick Van Nieuwenhuyse

Mr. Rick Van Nieuwenhuyse has been the President of NovaGold since January 1998 and the Chief Executive Officer since May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector, including most recently as Vice President of Exploration for Placer Dome Inc. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium and a Masters of Science degree in geology from the University of Arizona, USA.

Robert J. MacDonald, CA

Mr. Robert J. (Don) MacDonald has been the Senior Vice-President and Chief Financial Officer of NovaGold since January 2003 and Secretary of NovaGold since May 11, 2004. Prior to joining NovaGold, Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc., a public biotech company from 2001 to 2003, De Beers Canada Mining (formerly Winspear Diamonds) from 1999 to 2001 and Dayton Mining from 1991 to 1999 and Vice-President Finance of Granges Inc. from 1983 to 1991. During his career, Mr. MacDonald has been involved in the operation or development of nine mines in North and South America, and the completion of over $500 million of mine financings and $500 million of mining M&A transactions. Mr. MacDonald is a chartered accountant, and has bachelors and masters degrees in engineering from Oxford University.

W. David Black

Mr. W. David Black was a partner in the law firm DuMoulin Black from 1968 to December 2003. He is now associate counsel with DuMoulin Black and acts as a director of public companies which trade on the TSX and the TSX Venture Exchange.

Ronald K. Netolitzky

Mr. Ronald K. Netolitzky was Chairman of Viceroy from October 1996 to November 2002 and was President & Chief Executive Officer from December 31, 2001 to June 2003. He has been a director of Viceroy (now, Quest) since October 1996. He is President, CEO and Chairman of Viceroy Exploration Ltd. since March 2003. He is President of Keewatin Consultants Inc., a consulting firm, from April 1988 to present. He is a consulting geologist and a director of several other public companies.

Clynton R. Nauman

Mr. Clynton R. Nauman is the Chief Executive Office of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy, positions he held from February 1998 to February 2003. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Michael H. Halvorson

Mr. Michael H. Halvorson is a self-employed financial consultant and President of Halcorp Capital Ltd., a private investment and consulting company since 1980. He is a director of several public companies.

Douglas Brown

Mr. Brown joined NovaGold in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to SpectrumGold a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown's positions within the Placer Dome Group included Vice President of Strategic Development (1999-2002), Assistant Mine General Manager at the South Deep Gold Mine (2001), Director of Finance and Planning (1997-1999), Assistant Mine General Manager at the South Deep Gold Mine, and Manager of Corporate Finance (1994-1997).

Gregory S. Johnson

Mr. Greg Johnson has been with NovaGold since 1998. Prior to joining NovaGold, Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Placer Dome in Alaska, Mr Johnson played a key role in the multi-million ounce Donlin Creek discovery. From the late 1980s Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the US, Canada, Australia, Russia, and Africa.

Joseph Piekenbrock

Mr. Joe Piekenbrock has been an employee with NovaGold since June 2003. Prior to this, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003 as a consultant. Mr. Piekenbrock brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources from 1994 to 2001. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of SpectrumGold, no director, officer, or shareholder holding a sufficient number of securities of SpectrumGold to affect materially the control of SpectrumGold, is, or has, within the 10 years before the date hereof, been a director or officer of any other issuer that, while that person was acting in that capacity:

a)
was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian Securities Legislation, for a period of more than 30 consecutive days; or

b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of SpectrumGold, no director, officer, or shareholder holding a sufficient number of securities of SpectrumGold to affect materially the control of SpectrumGold, has:

a)
been subject to any penalties or sanctions imposed by a court relating to Canadian Securities Legislation, or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority; or

b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of SpectrumGold, no director, officer, or shareholder holding a sufficient number of securities of SpectrumGold to affect materially the control of SpectrumGold, or personal holding company of any such persons, has, within the last 10 years before the date hereof, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold assets of that person.

Conflicts of Interest

The directors and officers of SpectrumGold may serve as directors, officers or consultants of other resource companies, or have significant shareholdings in other public or private resource companies. Situations may arise in connection with the business of SpectrumGold where the other interests of these directors and officers may conflict with the interest of SpectrumGold. Should such a conflict arise at a directors meeting of SpectrumGold, the director is required by the Business Corporations Act to disclose the specific conflict of interest and to abstain from voting on the matter.

Certain directors and officers of SpectrumGold are also directors and/or officers of NovaGold and hold shares and options of NovaGold and SpectrumGold and NovaGold currently holds approximately 55% of the issued and outstanding SpectrumGold Shares. See "The Arrangement – Related Party Rules".

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to SpectrumGold and its subsidiaries for the most recently completed financial year in respect of SpectrumGold's Chief Executive Officer and Chief Financial Officer (the "SpectrumGold Named Executive Officers"). No other executive officer of SpectrumGold received salary and bonus exceeding $150,000 during the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Rick Van Nieuwenhuyse President and Chief Executive Officer	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert J. (Don) MacDonald Senior Vice-President, Chief Financial Officer, Secretary and Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long Term Incentive Plan (LTIP) Awards

SpectrumGold does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of SpectrumGold's securities) was paid or distributed to the SpectrumGold Named Executive Officers during the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year

SpectrumGold did not grant any stock options to the SpectrumGold Named Executive Officers during the most recently completed financial year. Subsequent to the end of the most recently completed financial year, SpectrumGold granted stock options to acquire 700,000 SpectrumGold Shares to the SpectrumGold Named Executive Officers.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The SpectrumGold Named Executive Officers did not exercise any stock options during the most recently completed financial year and did not hold any stock options as at the end of the most recently completed financial year. Subsequent to the end of the most recently completed financial year, SpectrumGold granted stock options to acquire 700,000 SpectrumGold Shares to the SpectrumGold Named Executive Officer.

Option Re-Pricings

There was no re-pricing of stock options under SpectrumGold's stock option plan or otherwise during the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (August 31, 2003) (a)	Weighted-average exercise price of outstanding options, warrants and rights (August 31, 2003) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (August 31, 2003)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil		Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

SpectrumGold does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the SpectrumGold Named Executive Officers in SpectrumGold's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the SpectrumGold Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

SpectrumGold does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by SpectrumGold or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this information circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

SpectrumGold has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting options pursuant to the stock option plan is to assist SpectrumGold in compensating, attracting, retaining and motivating the officers, directors and employees of SpectrumGold and to closely align the personal interests of such persons to that of the SpectrrumGold Shareholders.

SpectrumGold did not grant any stock options to the directors of SpectrumGold during the most recently completed financial year. Subsequent to the end of the most recently completed financial year, SpectrumGold granted stock options to acquire an aggregate of 400,000 SpectrumGold Shares to the directors of SpectrumGold (excluding the SpectrumGold Named Executive Officers).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness, and at any time since the beginning of the most recently completed financial year of SpectrumGold was no indebtedness, of any director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them, to or guaranteed or supported by SpectrumGold or any of its subsidiaries either pursuant to an employee stock purchase program of SpectrumGold or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no insider or proposed nominee for election as a director of SpectrumGold and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of SpectrumGold's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect SpectrumGold.

On June 27, 2003, the following current directors and officers of SpectrumGold subscribed for 2,000,000 common shares of SpectrumSub, now a wholly-owned subsidiary of SpectrumGold:

Name, Position and Address	Number of Common Shares
Rick Van Nieuwenhuyse President, Chief Executive Officer and Director 127 Via de Tesoros Los Gatos, California, USA 95032	600,000
Robert J. (Don) MacDonald Senior Vice-President, Chief Financial Officer, Secretary and Director 6038 Marguerite Street Vancouver, British Columbia V6M 3L1	400,000
Clynton R. Nauman Director 8477 Pointe Road North Blaine, Washington, USA 98230	600,000
Gregory Johnson Vice-President, Corporate Development 14011 MacTaggart Ave., Suite D Edison, Washington, USA 98232	400,000

These common shares were exchanged for SpectrumGold Shares on a one-for-one basis on June 30, 2003 pursuant to of the Viceroy/SpectrumGold Arrangement.

On June 27, 2003, the following current directors and officers of SpectrumGold subscribed for 335,000 special warrants of SpectrumSub which were converted into special warrants of SpectrumGold on June 30, 2003 pursuant to the Viceroy/SpectrumGold Arrangement and deemed exercised into SpectrumGold Shares on a one-for-one basis on October 27, 2003:

Name, Position and Address	Number of Special Warrants
W. David Black Director 1509 Dunbar Street Vancouver, British Columbia V6R 3L6	100,000
Michael Halvorson Director 79 Rowland Road Edmonton, Alberta T6A 3W1	160,000
Joseph R. Piekenbrock Vice-President, Exploration 7853 Red Fox Drive Evergreen, Colorado, USA 80439	75,000

On June 30, 2003, SpectrumGold issued 6,000,000 SpectrumGold Shares to each of Quest and NovaGold in exchange for common shares of SpectrumSub on a one-for-one basis pursuant to the Viceroy/SpectrumGold Arrangement.

On October 8, 2003, SpectrumGold issued to NovaGold, by way of private placement, 3,500,000 SpectrumGold Shares at $0.75 per SpectrumGold Share for total proceeds of $2.6 million.

On November 21, 2003, SpectrumGold issued to NovaGold, by way of private placement, 2,080,000 SpectrumGold Shares at $3.10 per SpectrumGold Share and 500,000 SpectrumGold Shares at $3.45 per SpectrumGold Share for total proceeds of $8.2 million.

SpectrumGold Shareholders are currently being asked to approve the Arrangement. Certain directors and officers of SpectrumGold are also directors and/or officers of NovaGold, which holds approximately 55% of the issued and outstanding SpectrumGold Shares.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to SpectrumGold's business. If the Arrangement is completed, SpectrumGold Shareholders will be NovaGold Shareholders and will be subject to the NovaGold risk factors. See "NovaGold – Post-Arrangement – Risk Factors".

An investment in the SpectrumGold Shares must be considered speculative due to the nature of SpectrumGold's business and the present stage of exploration and development of its mineral properties. In particular, the following risk factors apply:

Nature of the Securities

The securities of SpectrumGold involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Securities of SpectrumGold should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of SpectrumGold should not constitute a major portion of an investor's portfolio.

Limited Operating History

SpectrumGold was incorporated in March 2003 and only acquired the properties of SpectrumSub upon the completion of the Viceroy/SpectrumGold Arrangement effective June 30, 2003. Accordingly, SpectrumGold has an operating history of less than one year.

Dependence on Management

SpectrumGold is dependent upon the personal efforts and commitment of its existing management, which is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of SpectrumGold could result, and other persons would be required to manage and operate SpectrumGold.

Financing Risks

Additional funding may be required to complete the funding of the exploration program on SpectrumGold's properties and to conduct any other exploration programs. If SpectrumGold's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to SpectrumGold are the sale of equity capital, or the offering by SpectrumGold of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause SpectrumGold to reduce or terminate its proposed operations.

No History of Earnings

SpectrumGold has limited operating results and therefore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it acquired pursuant to the Viceroy/SpectrumGold Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. SpectrumGold had net losses of $83,000 for the five month period ended August 31, 2003 and $319,000 and $77,000, respectively, for the interim three month periods ended November 30, 2003 and February 29, 2004. SpectrumGold has no plans to pay dividends for some time in the future. The future dividend policy of SpectrumGold will be determined by its board of directors.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on SpectrumGold's properties. There is no certainty that the expenditures to be made by SpectrumGold in the exploration of SpectrumGold's properties or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by SpectrumGold will be affected by numerous factors beyond the control of SpectrumGold. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in SpectrumGold not receiving an adequate return on invested capital.

Dilution

SpectrumGold plans to focus on exploring its properties, but to undertake such activities, other than completion of the proposed exploration program on SpectrumGold's properties, and if SpectrumGold acquires additional properties, it will require additional funds. SpectrumGold will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which will result in a substantial dilution of the equity interests of any persons who may become SpectrumGold Shareholders.

Permits and Licenses

The operations of SpectrumGold will require licenses and permits from various governmental authorities. SpectrumGold believes it received as part of the Arrangement or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that SpectrumGold will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Title Matters

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. SpectrumGold acquired its Galore Creek property in the Viceroy/SpectrumGold Arrangement in June 2003. Although SpectrumGold believes it conducted reasonable investigation of the titles to its properties, there is no guarantee title to any of the properties of SpectrumGold will not be challenged. SpectrumGold's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. SpectrumGold has not surveyed the boundaries of any of the properties of SpectrumGold and consequently the boundaries of the properties of SpectrumGold may be disputed. The properties of SpectrumGold may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Competition

Competition in the mineral exploration business is intense and could adversely affect SpectrumGold's ability to suitably develop its properties. SpectrumGold will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. Because of SpectrumGold's limited operating history and its stage of development, SpectrumGold may be unable to successfully compete with more established competitors. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Potential Profitability Depends Upon Factors Beyond the Control of SpectrumGold

If minerals were discovered on SpectrumGold's properties, the potential profitability of such properties is dependent upon many factors beyond SpectrumGold's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways SpectrumGold cannot predict and are beyond SpectrumGold's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of SpectrumGold.

Influence of Mineral Prices

Factors beyond the control of SpectrumGold may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond SpectrumGold's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which SpectrumGold will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although SpectrumGold intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event SpectrumGold could incur significant costs that could have a materially adverse effect upon its financial condition.

Environmental, Health and Safety Regulation of Resource Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on SpectrumGold's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on SpectrumGold. Additionally, SpectrumGold may be subject to liability for pollution or other environmental damages, which it may not be insured against.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and SpectrumGold may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of SpectrumGold.

SpectrumGold is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. SpectrumGold intends to periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if SpectrumGold becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds SpectrumGold has to pay such liabilities and result in bankruptcy. Should SpectrumGold be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Currency Fluctuations

SpectrumGold maintains its accounts in Canadian currency. If SpectrumGold locates minerals on its properties, its market for the sale of such minerals may be in foreign countries and/or determined in foreign currencies and will be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results.

Conflicts of Interest

Some of the directors and officers of SpectrumGold are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with SpectrumGold. Conflicts, if any, will be dealt with in accordance with the relevant provisions of Business Corporations Act.

Certain directors and officers of SpectrumGold are also directors and/or officers of NovaGold who personally own shares, options and/or warrants of NovaGold and/or SpectrumGold. NovaGold was involved in the Viceroy/SpectrumGold Arrangement, which formed SpectrumGold. NovaGold also holds approximately 55% of the issued and outstanding SpectrumGold Shares.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or securityholder approval or will complete. If the Arrangement is not completed, SpectrumGold will continue operations as an exploration and development company and will continue to be subject to the risk factors disclosed herein.

PROMOTER

There is no person who may be considered a promoter of SpectrumGold within the meaning of Securities Legislation applicable to SpectrumGold.

LEGAL PROCEEDINGS

SpectrumGold is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

RELATIONSHIP BETWEEN SPECTRUMGOLD AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of SpectrumGold or of an associate or affiliate of SpectrumGold, held by a professional person as referred to in section 106(2) of the Rules under the Securities Act (British Columbia), to the knowledge of SpectrumGold.

AUDITORS

The auditors of SpectrumGold are PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the SpectrumGold Shares is Computershare, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The only agreements or contracts that SpectrumGold has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1.	Arrangement Agreement described under "The Arrangement – Arrangement Agreement".

2.	Viceroy/SpectrumGold Arrangement Agreement described under "SpectrumGold Inc. – General Development of the Business".

3.	SpectrumGold Organization Agreement described under "SpectrumGold Inc. – General Development of the Business".

4.	Galore Creek Option Agreement described under "SpectrumGold Inc. - Description of Business - Material Properties – Brewery Creek Property, Yukon".

5.	Subscription Agreement between SpectrumGold and NovaGold dated for reference November 21, 2003.

6.	Underwriting Agreement between SpectrumGold and Canaccord Capital Corporation dated for reference November 3, 2003.

A copy of any material contract or report may be inspected at any time up to the Meeting during normal business hours at the business office at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8.

OTHER MATERIAL FACTS

There are no other material facts relating to SpectrumGold and not disclosed elsewhere in this Information Circular or incorporated by reference herein.

NOVAGOLD RESOURCES INC.

The following information is provided by NovaGold, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of NovaGold. See "NovaGold Resources Inc. – post-Arrangement" for pro forma business, financial and share capital information for NovaGold post-Arrangement.

NAME AND INCORPORATION

NovaGold was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, NovaGold changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, NovaGold changed its name to NovaGold Resources Inc. NovaGold is in good standing under the laws of the Province of Nova Scotia.

The registered office of NovaGold is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. NovaGold's principal office is located at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, Canada, V7X 1K8.

As at the end of its most recently completed financial year, NovaGold had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, and a controlling interest in SpectrumGold, which was incorporated on March 31, 2003.

INTERCORPORATE RELATIONSHIPS

The following chart depicts the corporate structure of NovaGold together with the jurisdiction of incorporation of each of NovaGold's material subsidiaries.

All of the above companies are sometimes referred to together herein as "NovaGold".

In addition, NovaGold has formed a wholly-owned subsidiary, NovaGold Sub, for purposes of the Arrangement.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, NovaGold has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory. Four of these properties are advanced stage exploration projects with defined gold resources and in March 2004 SpectrumGold, NovaGold's approximately 55%-owned subsidiary, signed an agreement to acquire a 51% interest in a fifth advanced project, the Ambler project in Northwestern Alaska. The remaining properties are earlier stage exploration projects that have not yet advanced to the resource definition stage. NovaGold is also engaged in the sale of construction aggregates and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. The Donlin Creek, Rock Creek and Nome Gold properties in Alaska, and the Galore Creek property (held through SpectrumGold) in British Columbia are NovaGold's most advanced projects each undergoing plans for development.

On March 12, 2001, NovaGold completed an agreement with Etruscan Resources Inc. ("Etruscan") which settled NovaGold's long term debt to Etruscan by issuing to Etruscan 2,000,000 NovaGold Shares and transferring to Etruscan 1,880,209 common shares of Etruscan owned by NovaGold. Etruscan also waived $1 million of accrued interest. The completion of this agreement reduced NovaGold's long term debt by $7.4 million.

Effective July 14, 2001, NovaGold entered into an earn-in agreement with Placer Dome U.S. Inc.

("Placer Dome") to acquire a 70% interest in the Donlin Creek gold project in Southwestern Alaska, subject to a back-in right reserved by Placer Dome. To earn its interest, NovaGold was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, NovaGold completed US$10.6 million of expenditures on the Donlin Creek gold project and earned a 70% interest in the property from Placer Dome. On February 10, 2003, Placer Dome elected to exercise its back-in right to reacquire an additional 40% interest in the project by completing certain development activities and expenditures on or before November 13, 2007. (See "NovaGold Resources Inc. –Description of the Business - Donlin Creek Gold Project, Alaska").

In April 2002, NovaGold issued 5,295,000 units on a private placement basis and raised net proceeds of $17.4 million. Each unit consisted of one NovaGold Share and one-half warrant, each full warrant exercisable to acquire one NovaGold Share at $4.50 per NovaGold Share until October 19, 2003. A total of 2,394,999 warrants were subsequently exercised for proceeds of $10.8 million.

In September 2002, NovaGold issued 2,958,040 units on a private placement basis and raised net proceeds of $14.1 million. Each unit consisted of one NovaGold Share and one-half warrant, each full warrant exercisable to acquire one NovaGold Share at $6.50 per NovaGold Share until March 20, 2004. A total of 600,000 warrants were subsequently exercised in 2004 for proceeds of $3.9 million.

In June 2003, NovaGold completed the organization of a new early stage exploration company called SpectrumGold focused on exploration in Western Canada. SpectrumGold is operated by NovaGold's management team and NovaGold is the largest SpectrumGold Shareholder, currently owning approximately 55% of the issued SpectrumGold Shares. NovaGold transferred to SpectrumGold four early stage Yukon exploration properties that were not financially material to NovaGold. At the same time SpectrumGold also acquired the mineral assets in British Columbia previously held by Quest, and an option on the exploration rights to the Brewery Creek Mine Property in the Yukon indirectly held by Quest. SpectrumGold was initially funded with $0.5 million in cash from each of NovaGold, Quest and SpectrumGold's management and an additional $1.35 million was obtained from a refundable special warrant financing by private investors. In August 2003 NovaGold purchased 2.3 million SpectrumGold Shares from Quest and an additional 3.5 million shares in a private placement in early October 2003.

In October 2003, NovaGold issued 7,000,000 units on a private placement basis and raised net proceeds of $33.1 million. Each unit consisted of one NovaGold Share and one-half warrant, each full warrant exercisable to acquire one NovaGold Share at $7.00 per NovaGold Share until October 1, 2008.

In November 2003, SpectrumGold completed a $14 million private placement and NovaGold purchased $8 million of the SpectrumGold Shares in that financing. On December 2, 2003, the NovaGold Shares commenced trading on the AMEX.

On March 25, 2004, NovaGold announced the signing of an agreement with two subsidiaries of Rio Tinto plc whereby NovaGold can acquire a 51% interest in the Ambler volcanogenic massive sulfide (VMS) deposit in Northwestern Alaska.

On March 30, 2004, NovaGold and SpectrumGold announced they had entered into an agreement under which their businesses will be combined and NovaGold will acquire through a plan of arrangement all of the SpectrumGold Shares not currently held by it, subject to satisfactory fairness opinions, valuation, regulatory and securityholder approval.

DESCRIPTION OF THE BUSINESS

Donlin Creek Gold Project, Alaska

Property Description and Title

The Donlin Creek property consists of 42 square miles (109 square kilometres) of privately owned patented native land. The subsurface rights are owned by Calista Corporation ("Calista"), a regional native corporation, and the surface rights are owned by the Kuskokwim Corporation, a local village corporation.

Underlying Agreements

Effective May 1, 1995, Calista entered into an exploration and lode mining lease with Placer Dome ("Calista Lease") which leased to Placer Dome the Donlin Creek property together with all minerals except for common variety minerals such as sand and gravel. The Calista Lease is in effect for 20 years and so long thereafter as mining operations are carried out on the Donlin Creek property. The terms of the Calista Lease required Placer Dome to carry out US$4.7 million of exploration and development by May 1, 1999, which was completed, and the present work commitments under the Calista Lease are US$1 million per year. An advance minimum royalty ("AMR") of US$200,000 is payable by Placer Dome annually until a feasibility study is completed after which the AMR will increase to US$500,000 per annum. From commencement of production a net smelter return production royalty ("NSR") is payable to Calista in the amount of the greater of 1.5% and US$500,000, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Placer Dome and NovaGold. Thereafter, the annual NSR is increased to the greater of 4.5% and US$500,000. The advance minimum royalty payments will be applied as a credit against the NSR otherwise payable subject to Calista receiving a minimum of US$500,000 in each year of production. At November 30, 2003, the total deductible AMR's that had been paid by Placer Dome or NovaGold were US$1.65 million.

Under the Calista Lease, Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering notice of election and payment for the same pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista shall receive credit for any public funding or other funding sources Calista secures to deliver required equipment, professional services or any other goods or services or infrastructure to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation, that does not rely on the facilities or economic viability of the original facility, then Calista shall have an additional mutually exclusive back-in right on the same terms.

Effective June 5, 1995 Placer Dome also entered into a surface use agreement with the Kuskokwim Corporation ("TKC") which gave Placer Dome the right to explore for and develop valuable minerals found pursuant to the Calista Lease. The surface use agreement with TKC requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee for any areas designated as exclusive use areas. The exclusive use fee is based on 10% of the fair market value of the exclusive use area. The fees payable are subject to an escalator adjustment based on the consumer price index on each fifth anniversary of the surface use agreement.

NovaGold's Interest

Effective July 14, 2001, NovaGold, through its wholly-owned subsidiary, NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome granting NovaGold the right to earn up to a 70% interest in Placer Dome's interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, NovaGold agreed to expend US$10 million within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. Placer Dome retained a back-in right exercisable to reacquire a 40% interest in the project to bring its interest to 70%. NovaGold completed the US$10 million expenditure effective on November 13, 2002. Upon completion of the earn-in, a joint venture between NovaGold and Placer Dome was established.

On February 10, 2003, Placer Dome elected to exercise the back-in right to reacquire a 40% interest in the Donlin Creek property by expending approximately US$32 million, completing a feasibility study, and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per year, all on or before November 13, 2007. NovaGold will contribute its share of costs after Placer Dome has expended the additional US$32 million on the project. Placer Dome is required, at NovaGold's request, to advance any costs in excess of US$32 million until the feasibility study is complete, such advance will be repaid out of future mine proceeds. Placer Dome is also required to use good faith and commercially reasonable efforts to assist NovaGold in obtaining third party financing for its share of the costs of construction. If Calista exercises its back-in right under the Calista Lease, Placer Dome's and NovaGold's interest will be proportionately reduced to provide for the Calista interest.

Accessibility and Climate

The Donlin Creek property is located in southwest Alaska approximately 12 miles (19 kilometres) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 15 mile (25 kilometres) winter road accesses the property from the barge site at the town of Crooked Creek and is designated as an Alaska State Highway route and transportation corridor. The project has an all-season 75-person camp and an adjacent 5,000 foot (1,500 meter) airstrip that is capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity. The Donlin Creek property is directly serviced by air out of both Anchorage 280 miles (450 kilometres) to the east and Aniak 44 miles (70 kilometres) to the west. The project is currently isolated from power and other public infrastructure. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The Donlin Creek property has low topographic relief with elevations that range from 500 to 2100 feet (150 to 640 meters) above sea level. Hillsides are forested with black spruce, tamarack, alder, birch, and larch. Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 16 inches (400 millimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall below 0°F (-17°C). The climate would allow for year around operation.

Project History, Drilling and Exploration

Since 1988, approximately US$45 million has been invested on the Donlin Creek property by four different companies - Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and NovaGold. Between 1995 and 2000, Placer Dome completed over US$31 million in exploration expenditures to advance the project toward a production decision. The main areas of activity for the companies that held the property before NovaGold consisted primarily of diamond core drilling (88,000 metres), reverse circulation drilling (22,000 metres) and trenching (24,000 metres). In addition Placer Dome undertook, amongst other things, metallurgical testing, and internal financial and resource studies.

From early 2001 to November 2002, NovaGold invested over US$10 million on exploration and development on the Donlin Creek property, mainly on core drilling, resource estimation, and economic and scoping evaluation. NovaGold completed 58,000 metres of core drilling in and around the two major deposits identified on the property, the Lewis and Acma deposits. As a result of that drilling, the resource estimate increased significantly. (See "NovaGold Resources Inc. – Description of the Business – NovaGold's Interest - Donlin Creek Project – Resource Estimate, Sampling and Assaying")

Geological Setting

The Donlin Creek property lies within an area dominated by cretaceous age Kuskokwim sedimentary rocks. These sedimentary rocks consist primarily of lithic sandstone (greywacke), siltstone and shale. Late cretaceous to early tertiary granitic plutonic and volcanic rocks locally intrude the Kuskokwim sedimentary rocks. At Donlin Creek a series of these granitic intrusive rocks called rhyodacite occur over a 6 mile (10 kilometre) long area and are associated with the known gold mineralization. The main resource area occurs in the south of the property where two different orientations of granitic intrusive bodies come together.

Alteration and Mineralization

Alteration includes large zones of illite-quartz-pyrite alteration within intrusive rocks and to a lesser degree within mineralized sedimentary rocks. Typically, both matrix and feldspar phenocrysts are strongly altered to illite, but kaolinite and illite also occur. This alteration grades outward into relatively weak interlayered chlorite/smectite and minor kaolinite and illite and carbonate alteration. Gold mineralization at Donlin Creek is lithologically and structurally controlled. Mineralization is best developed in intrusive rocks with lesser mineralization in sedimentary rocks. Mineralization occurs as both disseminated zones and vein hosted quartz, carbonate and sulphide (pyrite, arsenopyrite, and stibnite). Native arsenic and realgar are also commonly observed.

The bulk of the gold occurs primarily in the lattice structure of fine-grained arsenopyrite (<20 microns in diameter). Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold mineralization also occurs in thin, discontinuous veinlets/fracture fillings. Veinlets seldom exceed one centimetre in diameter and most fracture fills are thin sulfide coatings on fracture surfaces.

Metallurgy

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach ("CIL") recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90% were achievable from both intrusive and sedimentary ores by sulphide flotation concentration followed by oxidation of the concentrate by either pressure oxidation or bio-oxidation followed by CIL gold recovery. Bio-oxidation followed by CIL gold recoveries of 90% to 94% were achieved with only 25% total oxidation of sulphide materials of average grade ores.

Resource Estimate, Sampling and Assaying

In a report dated February 2002, titled "Technical Report, Donlin Creek Project, Alaska", independent engineering firm, AMEC E&C Limited (formerly MRDI), a division of AMEC E&C Services Limited of Vancouver ("AMEC") completed a resource estimate on the Donlin Creek property. The report estimated measured and indicated resources of 8,347,000 ounces of gold and inferred resources of 10,877,000 ounces of gold, both using a cut-off grade of 2.0 g/t. This resource estimate has been superseded by the resource estimate completed in April 2003 and described below. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., AMEC's Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. AMEC completed a detailed technical report for this study which is available for review under NovaGold's profile at www.sedar.com.

In April 2003, a new resource estimate was prepared based on an updated 3D geologic and mineralization model that integrated 58,000 meters of drilling completed by NovaGold and 93,000 meters of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 172,000 meters of drilling and trenching.

Since the project has now advanced to the pre-feasibility stage, this estimate and all future estimates will only report as resources the mineralization that falls within a potentially economic pit model. The amounts in the current estimate represent 90% of the inferred category mineralization and 99% of the measured and indicated category mineralization that falls within a pit model and is classified as resource. Previous estimates by Placer Dome, NovaGold and AMEC would have used 100% of these amounts. The additional mineralization that is located outside of the pit model could eventually be included in future estimates as the pit model deepens and expands along strike with further drilling.

Donlin Creek April 2003 resource estimates are as follows:

1.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces (2)
Measured	7.9	3.1	799,000
Indicated	109.5	2.9	10,343,000
Total M&I:*	117.5	3.0	11,142,000
Inferred	142.2	3.1	14,308,000

3.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces (2)
Measured	2.2	5.4	374,000
Indicated	26.7	5.0	4,331,000
Total M&I:*	28.9	5.1	4,706,000
Inferred	38.6	5.5	6,782,000

Notes:	(1)
Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. See "Preliminary Notes - Information Concerning Forward-Looking Statements – Note to United States Securityholders".

	(2)	Contained Ounces are rounded to the nearest 1,000.

	*	Rounding of values accounts for minor discrepancies in totals.

NovaGold's drill programs and sampling protocol were managed by NovaGold with oversight provided by Phillip St. George, then Vice President, Exploration. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. Dr. Harry Parker, P.Geo., of AMEC E&C Limited (formerly MRDI) and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

Preliminary Economic Assessment Report/Pre-Feasibility Study

In a report dated March 2002, titled "Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska", AMEC completed an independent preliminary economic assessment of the Donlin Creek property ("Preliminary Economic Assessment Report" or "PEAR"). A number of development scenarios were reviewed as part of this study based on the then current gold resource and metallurgical results, but mainly focused around a production throughput of 20,000 tonnes per day ("tpd"). This report is available for review under NovaGold's profile at www.sedar.com.

Placer Dome, as current manager of the Donlin Creek joint venture, is organizing the preparation of a pre-feasibility study ("PFS") on the Donlin Creek project. In early 2003 NovaGold commissioned AMEC to update their March 2002 PEAR report to incorporate new resource estimates and model the possible 30,000tpd throughput being considered by Placer Dome. Subsequent to this, NovaGold was informed that Placer Dome was assessing operating technologies that may have a material effect on the operating parameters for the Donlin Creek project. In view of this work by Placer Dome, the proximity to the announced date of completion of the PFS and the more advanced nature of the PFS, NovaGold decided to await the completion of the PFS rather than complete the updated report. Placer Dome announced in April 2003 that a PFS would be completed in calendar 2003 but subsequently announced that it would be completed in 2004. Placer Dome's work in 2003 focused on identifying feasible alternatives for project access, power supply, and local sources of key consumables. (See "Other Future Work"). For information regarding the March 2002 PEAR report reference should be made to the report available under NovaGold's profile www.sedar.com.

Other Future Work

Since Placer Dome elected to back-in to the Donlin Creek project in February 2003 they became manager of work at the project effective back to November 13, 2002 and had to reimburse NovaGold for 100% of the exploration and development costs it incurred after November 13, 2002 and to pay the next approximately US$32 million of expenditures on the project, including the amount reimbursed to NovaGold. Placer Dome informed NovaGold that its plans for 2004 include additional test work to further refine the flowsheet, completion of a pre-feasibility study, and continuing the environmental baseline studies required for permitting. Pending a positive pre-feasibility assessment, the permitting process would begin in the fourth quarter of 2004 and run concurrently with the development of the final feasibility study. Placer Dome's project budget for 2004 is US$6 million. NovaGold itself does not anticipate expending any material funds on Donlin Creek in 2004.

Rock Creek Gold Project, Alaska

Property Description and Title

Purchase of Alaska Gold Company – Rock Creek and Nome Gold

On April 27, 1999, NovaGold acquired 100% of the outstanding shares of the Alaska Gold Company ("Alaska Gold") from Mueller Industries, Inc., of Memphis, Tennessee ("Mueller"), for a total purchase price of US$5,500,000. The core assets of Alaska Gold were comprised of approximately 14,000 acres of patented mining claims in the Nome mining district, including the Rock Creek Gold project and the Nome Gold project. The patented mining claims are owned 100% by Alaska Gold and consist of 313 mineral surveys made up of one or more patented claims. This property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900.

Rock Creek Property

The Rock Creek project lies seven miles north of the city of Nome, Alaska, on a State maintained road. The project occurs on a combination of patented mining claims and leased lands. The patented mining claims are owned 100% by Alaska Gold. The leased lands consist of mining claims owned by Bering Straits Native Corporation ("BSNC") (mineral estate lands) and Sitnasuak Village Corporation ("Sitnasuak") (surface rights). The BSNC lands have been leased to Golden Glacier, Inc. which in turn has granted Alaska Gold the right to explore and develop these lands. The known resource at Rock Creek lies within land owned approximately 66% by Alaska Gold with the remainder within the BSNC lands. Sitnasuak granted Alaska Gold a surface access licence in July 2002 for a period of one year. NovaGold is currently negotiating a long-term lease for the surface rights from Sitnasuak.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and NovaGold, NovaGold acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from BSNC to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted NovaGold a five year option to acquire a mining sublease. In order to maintain the option in effect, NovaGold agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. If NovaGold exercises its option (which it is entitled to do at any time provided the agreement is in good standing), NovaGold will be granted a mining sublease for 30 years or so long thereafter as there is mineral production from the claims. In order to maintain the sublease in good standing NovaGold must carry out minimum work requirements of US$250,000, adjusted for inflation. Golden Glacier Inc. is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from BSNC lands. NovaGold is required to pay advance minimum royalties of US$100,000 during each year of the sublease.

Under an agreement dated June 1, 2002, NovaGold agreed that TNR Resources Ltd. ("TNR") could earn a 49.9% interest in the Rock Creek property by paying NovaGold US $50,000 and spending US $9,950,000 in exploration on the property by May 31, 2005. As part of the agreement TNR issued NovaGold 500,000 of its common shares. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is now being advanced on a 100% basis by NovaGold.

Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1,000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. The property is accessed from Nome via paved and unpaved roads. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round.

Geological Setting

The area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist, 2) a "mixed unit" of mafic, pelitic, and calc schists and marble, 3) a mafic dominated schist package, and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during mid-Jurassic, having a minimum Argon/Argon age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely, distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to be formed during that event.

Mineralization

Three styles of mineralization are recognized on the project:

(a)	Replacement bodies: albite, quartz, arsenopyrite, dolomite, and minor galena.

(b)	Tension veins: quartz veins with albite, arsenopyrite, and minor lead sulfosalts.

(c)	Shear hosted veins: quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

Replacement Bodies

There is probably more than one episode of replacement mineralization. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sill like bodies. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a vein. The replacement bodies occur by themselves but are also fairly common in areas of vein mineralization. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulphides.

Tension Veins

The tension veins are usually less than 10 centimetres (4 inches) wide. The veins appear to have more strike length than vertical extent. The tension vein zones can be hundreds of meters wide. Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There is usually anomalous gold associated with tension veins but the best grades appear close to mineralized shears.

Shear Hosted Veins

The shear-hosted veins are often wider than the tension veins and can be banded and include quartz-cemented breccias. The veins can be from a few centimetres to over three meters wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be an essential component for an economic grade ore deposit.

Structural Setting

The rocks in Nome have had several episodes of strong deformation. Outcrops, where original bedding can be observed, often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricated thrusts related to the Brooks Range Orogeny. Foliation developed during the greenschist event is subhorizontal. Late stage of antimony and weak gold mineralization is associated with the northeast high-angle faults. One of the most prominent is the northeast striking Anvil Fault. The Anvil Fault has a significant geophysical signature and probable strike-slip movement. Glacier Creek and upper Rock Creek occupy parallel faults.

The Brynteson high-angle fault may also represent a major conduit for metamorphic fluids including hydrocarbons. Abundant carbon is seen in chips from bedrock samples obtained over the Brynteson fault zone by rotary drilling. The fault may have also mobilized gold; most gold occurrences east of the Snake River are located within a few kilometres of the Bryntenson Fault. Carbon flooding and gold mineralization are also associated with the Penny Fault, west of the Snake River. High angle northeast striking tension fractures extend across the district. These tension fractures are related to northeast striking faults, east-west compression of the Seward Peninsula, north-south extension, or a combination of these forces. The fractures occasionally host veins. These zones of parallel veining typically have a vertical extent of no more than 100 meters (300 feet) and a lateral extent of 300 or more meters (900 feet). Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and Lindblom. The vein density is from one to three per meter.

The shear which hosts the Albion veins appears to offset all other structures. There is a significant offset of lithologies across the 30 meter (90 feet) wide Shear Zone. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed. Low angle faults are common in the Nome District. The faults often contain remobilized carbon and could be pre or syn-metamorphic thrusts. There is a lack of compressive deformation but this deformation could be overprinted with lithostatic compression and foliation. Thrust faults could be remobilized by detachment. The low angle faults do show evidence of remobilization. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component.

History and Exploration

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to NovaGold's involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 meters of core and rotary drilling was carried out by these companies on the property (of which 18,600 metres was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after NovaGold concluded the purchase of Alaska Gold Company, NovaGold began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes (437 metres) were completed for metallurgical test work, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3g/t gold mineralization.

In 2000, 30 additional drill holes totalling 2,449 meters were completed. Sampling was carried out on each five foot (1.52 metre) interval and strict sample protocols were employed to ensure adequate sample size and quality. NovaGold's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. NovaGold stationed a geologist on the rig full time to insure strict sampling protocols were undertaken. The drilling program and sampling protocol were managed by NovaGold with oversight provided by Phillip St. George, then Vice-President, Exploration for NovaGold. Phillip St. George is a Qualified Person as defined by National Instrument 43-101.

In April 2002, an independent geologic report for the project, titled "Summary Report For The Rock Creek Gold Project, Seward Peninsula, Alaska", was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 meters in a program funded by TNR. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, the final feasibility study was initiated on the project with independent engineering firm Norwest Corporation and the permit process is anticipated to begin in the second half of 2004. A 30,000 foot in-fill feasibility delineation drill program was completed in the fall of 2003 and an updated resource model for the feasibility study is nearing completion. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling and to assist future analysis, NovaGold is working with AMEC E&C Limited to design a comprehensive test mining, bulk sample program for 2004. This bulk sample will be used to define the final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold using gravity methods, and allow NovaGold to develop the best approaches to grade control and mining methods.

Resource Estimate

NovaGold completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) that was reported March 14, 2000 by NovaGold. The estimate was completed by Phillip St. George, then Vice-President of Exploration and Robert Prevost, Senior Geologist for NovaGold, both of whom are Qualified Persons as defined by National Instrument 43-101. These historical resource calculations comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. The estimate was completed using 7,677 samples averaging two meters in width utilizing Medsystem. Geologic boundaries for the resource estimate were developed for the higher-grade portions of the Albion Shear and for the quartz-muscovite schist (QMS) host rock. Geologic modeling work showed that only the QMS hosted significant tonnage of sheeted veins so the QMS was used to limit kriging of the sheeted veins both laterally and vertically. Kriging was constrained using a narrow (10 metre) near vertical search ellipse with large (100 metre) vertical and horizontal axis. The preliminary economics using a 75 metre-search distance indicate a one-gram cut-off is the most likely pit design cut-off.

The Rock Creek project gold resource estimates are as follows:

1.0 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces (2)
Measured	3.0	2.8	273,000
Indicated	3.4	2.7	282,000
Total M&I:	6.4	2.7	555,000

Inferred	2.9	2.8	303,000
Saddle: Inferred	3.6	2.2	260,000
Total Inferred	6.5	2.5	563,000

Notes:	(1)
Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. See "Preliminary Notes - Information Concerning Forward-Looking Statements - Note to United States Securityholders".

	(2)	Contained Ounces are rounded to the nearest 1,000.

After completion of the block model using Medsystem software, a preliminary open-pit model was developed for the currently defined gold resource. The block model is made up of 5 metre high by 5 metre long by 2.5 metre wide blocks and initial results indicate that with a 1g/t cut-off the project would have a strip ratio of 3.2:1.

Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

NovaGold completed a series of additional bench and pilot-scale metallurgical tests at McClelland Laboratories, Inc. of Reno, Nevada. The two main mineralization types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be >92% with over half of the gold recovered by a low-cost gravity circuit.

Future Work

Environmental baseline data collection was initiated in the summer of 2003 in anticipation of completing an Environmental Assessment (EA) and beginning mine permitting in the second half of 2004. NovaGold anticipates completing additional in-fill drilling and the bulk sample for metallurgical test work in 2004 as part of the final feasibility study. A budget of $6,700,000 (US$5,000,000) is planned for the environmental, engineering and permitting work in 2004 at Rock Creek. A Scoping Study completed by Norwest Corporation, in August 2003, projected an operation that would produce over 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after the receipt of final construction permits. The State of Alaska has allocated and approved US$5,000,000 in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area in 2004. NovaGold is presently advancing the project towards a production decision on a 100% ownership basis.

Nome Gold Project, Alaska

Property Description and Location

As discussed under "NovaGold Resources Inc. – Description of the Business – Rock Creek Gold Project, Alaska – Property Description and Title", the property was acquired in 1999, when NovaGold purchased the Alaska Gold Company from Mueller. The property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900. The property consists of 313 mineral surveys made up of one or more patented claims, covering approximately 14,000 acres. These claims are legally described by mineral surveys and are wholly or partially owned by Alaska Gold Company, a wholly owned subsidiary of NovaGold. Legal surveys were part of the patent process. These mineral surveys are fee simple and have no annual requirements. A portion of the claims lie within the city limits of Nome, and has city taxes imposed of approximately US$34,000 per year.

NovaGold's primary interest in the property is to assess and develop the remaining historically defined in-ground gold and gravel resource on the property.

In April 2002, an independent technical report for the project, titled "Summary Report In The Nome Gold and Gravel Project, Seward Peninsula, Alaska", was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review under NovaGold's profile at www.sedar.com.

Accessibility, Climate, and Physiography

The historically defined Nome Gold placer gold resources lie on the Nome coastal plain. Elevations on the coastal plain range from sea level to around 100 meters (300 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects. The property is accessed from Nome via paved and unpaved roads, all within eight miles of Nome. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations have taken place year round. The property has many areas for location of stockpiles, processing and other facility sitings.

Placer Gold History

Gold was discovered in 1898 by Jafet Lindeburg, John Brynteson and Eric Lindblom. Production of more then US$3,000,000 of gold in 1899 led to a large gold rush to Nome in 1900. Buried beach deposits, including the Third Beach, were discovered in 1904. The first dredge was built in 1905 and by 1917 more than twenty dredges had been built. In 1922, the Hammon Consolidated Gold Fields Company ("Hammon") started consolidating the district land ownership and started construction of two electric nine cubic foot capacity Yuba dredges. This coincided with the first cold water thawing process. In 1923, United States Smelting, Refining and Mining Company (USSR&M) bought out Hammon. Churn drilling commenced in the mid-1920s for a prospecting and reserve delineation. Dredging, thawing and churn drilling methods changed little through 1995, when those methods were discontinued due to low gold prices. USSR&M declared bankruptcy in 1972 and was taken over by Sharon Steel during bankruptcy proceedings and renamed the Alaska Gold Company. Sharon Steel was later incorporated into Mueller Industries, Inc. In 1999, NovaGold purchased the Alaska Gold Company from Mueller.

Placer Gold Geology and Mineralization

Placer gold is widely distributed throughout the Nome district. Placer gold may occur on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely free gold and amenable to gravity recovery. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and in the present beach sands. The glacial deposits do not contain significant concentrations of gold but tend to be barren overburden. Since most mining on the coastal plain has been with bucket line dredges, the geology of all of these deposits is not entirely understood, as these deposits were not exposed for inspection during the mining process.

Exploration and Mining History

NovaGold has not conducted any new exploration work since acquiring the Nome property in 1999. Approximately 10,000 churn holes have been drilled on the project from 1910 until late 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The remaining holes are outside of the main resource areas. Drilling on the property was with vertical holes, defining horizontal or near-horizontal mineralized zones. Drill hole spacing ranges from 100 to 200 feet (30-60 metres) along drill lines. Drill lines were typically spaced at 400 feet (120 metres) for exploration, 200 feet (60 metres) for resource delineation and 100 feet (30 metres) for mine planning. Individual samples generally ranged from one to five feet in length. Grade was determined by the weight of gold from each sample verses the volume of each sample interval.

The placer gold resources are most densely drilled and understood to the north of Nome in the Monroeville area and to lesser extent in the Airport area and the Western extension, west of the Nome airport. Open pit mining of the gold and gravel deposits on the property was curtailed in 1998 due to low gold prices. The mining permits for the project are currently under care and maintenance status.

Placer Gold Mineral Resource Estimate

An historical resource estimate was made for the placer gold resources by Norm Johnson, mining engineer, Alaska Gold Company, a Qualified Person as defined by National Instrument 43-101. This historical mineral resource estimate was accomplished in plan view using the "triangle method", a type of polygonal estimation method, described in BLM Technical Bulletin #4, Placer Examinations, and based on over 70 years of continuous recorded mining results on the property that produced over 4,000,000 ounces of gold.

Nome Gold Project - Historical Placer Gold Mineral Resource Summary

Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces (2)
Measured	48.8	0.31	484,000
Indicated	90.2	0.24	688,000
Total M&I:*	139.1	0.26	1,172,000
Inferred	156.5	0.21	1,066,000

Notes:	(1)
Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. See " Preliminary Notes – Information Concerning Forward-Looking Statements – Note to United States Securityholders".

	(2)	Contained Ounces are rounded to the nearest 1,000.

	*	Rounding of values accounts for minor discrepancies in totals.

In addition to defining a placer gold resource the 10,000 drill holes on the property defined a total sand and gravel aggregate resource containing 1,134,000,000 tonnes of material. This sand and gravel aggregate material is broken down as follows:

Sand and Gravel Material	Tonnes
(millions)
Gravel aggregate ¾" (current stockpiles)	26
Aggregate in defined gold resource areas	261
Aggregate outside of defined gold resource areas	847
Total	1,134

Future Work

NovaGold is currently looking at options to re-start production of a co-product gravel and gold operation in the future. In 2003, NovaGold undertook to define the potential capital, operating, and transportation cost parameters as well as identify those areas within the known resource with the greatest potential to support initial production for a large scale aggregate and gold operation. In 2004, NovaGold will continue engineering and exploration work to evaluate the potential to restart mining on the project. NovaGold anticipates engaging an independent engineering firm, with experience in these types of deposits, to assist NovaGold in better defining the existing resource and construction of an economic model to develop the resource. NovaGold has budgeted $700,000 (US$500,000) for delineation drilling and engineering work in 2004.

Nome Revenue Generating Operations, Alaska

The Alaska Gold Company operations, wholly-owned by NovaGold, are located on the same 100% private patented claims in and around Nome, Alaska as discussed in the above section on the Nome Gold Project. The Nome Operations generate revenues for NovaGold through the sale of sand and gravel aggregates, gold royalties, land leases and land sales. The total gross revenues generated in fiscal 2002 and 2003 were $2.1 million and $1.2 million, respectively.

In 2000, NovaGold developed a comprehensive land management plan to identify and classify the various properties based on resource and development potential. The main purpose of the land management plan was to determine which properties where strategic mineral properties core to NovaGold's exploration business plan and which properties could be divested to create positive cash flow for NovaGold. NovaGold sells both commercial and residential real estate on an on-going basis. In addition, there are certain lands that are of strategic value for the anticipated Nome Airport expansion. The Alaska State Department of Transportation has identified some 2100 acres of land that they would like to purchase in stages. An environmental review of the lands has been completed by the State. Appraisals are scheduled for the first half of 2004 with negotiations to settle on a purchase price scheduled for the later half of the year.

In addition to the land sales, sand and gravel aggregate materials are sold from the estimated 26 million tonnes of stockpiles currently located on the property. These stockpiles are the bi-product of the historic gold mining on the property. This construction aggregate material is used locally and exported for use throughout western Alaska by construction contractors who use barges to ship the material from the Port of Nome. NovaGold has leased land for small placer mining to several mining companies. These companies are actively mining on these leases and pay a 5% to 10% net royalty to NovaGold on annual production. The lease holders are all required to post a reclamation bond on the land under production.

Other Properties in Alaska

NovaGold has interests in additional early stage gold properties in Alaska at Shotgun and Big Hurrah. These properties are not considered financially material to NovaGold. In 2001, NovaGold completed the purchase of the Shotgun property in Alaska, having acquired its initial interest in 1998. In 2002,

NovaGold optioned the property to TNR Gold (formerly TNR Resources) and since that date has not expended any funds on the property.

In March 2004, NovaGold signed an agreement with Kennecott Exploration Company and Kennecott Arctic Company (subsidiaries of Rio Tinto plc.) to acquire a 51% interest in the Ambler property located 150 miles east of Kotzebue Sound in Northwestern Alaska. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulfide (VMS) district.

Under the terms of the agreement, NovaGold can earn a 51% interest in the project by matching Kennecott's expenditures on the property totalling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with land owners in the region necessary to provide access for mine development. During the second phase of the agreement NovaGold must spend the balance of the earn-in funds (to total $US20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. NovaGold is manager of the project through to the completion of a final positive feasibility study at which time Kennecott has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to NovaGold equivalent to 4% of the project's net present value using a 12.5% discount rate.

Galore Creek Project, British Columbia and Other Projects of SpectrumGold

Through its approximately 55% share ownership interest in SpectrumGold, NovaGold has an interest in the Galore Creek Project in northwestern British Columbia and other projects of SpectrumGold in British Columbia and the Yukon Territory. See "SpectrumGold Inc. – Description of the Business".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for NovaGold for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of NovaGold attached as Schedule "C" to this Information Circular.

The consolidated financial statements of NovaGold included in this Information Circular have been prepared in accordance with Canadian GAAP, and the audited financial statements are subject to Canadian auditing and auditor independence standards. Unless otherwise indicated, all currency amounts are stated in thousands of Canadian dollars.

Annual Information

Fiscal Years Ended November 30, 2003, 2002 and 2001, in $000's except per share amounts:

	2003(1)	2002(1)	2001(1)
	$	$	$

Revenue – net of cost of sales	1,259	2,082	2,531

Expenses and other	(8,212)	(5,539)	(3,025)
Income (loss) for the year	(6,953)	(3,457)	(494)
Loss per share
– basic	(0.14)	(0.10)	(0.02)
– diluted	(0.14)	(0.10)	(0.02)
Total assets	99,958	52,723	17,960
Total long term financial liabilities	(655)	(1,496)	(2,713)
Minority interest	(9,130)	-	-

(1)	Information extracted from consolidated audited financial statements of NovaGold.

Quarterly Information

In $000's except per share amounts, for the fiscal quarters ended:

(Amounts are unaudited)	Feb 29,	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 28,
	2004	2003	2003	2003	2003	2002	2002	2002	2002

Revenue – net of cost of
sales	735	545	359	129	226	344	563	208	967
Expenses and other	(1,029)	(2,112)	(995)	(3,519)	(1,586)	(903)	(1,373)	(2,445)	(818)
Income (loss) for the
quarter	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)	(810)	(2,237)	149
Income (loss) per share –
basic and diluted	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)	(0.02)	(0.06)	0.01
Total assets	100,860	99,958	47,751	45,012	48,084	52,723	35,282	35,435	18,270
Total long term financial
liabilities	(9,886)	(9,785)	(2,891)	(1,496)	(1,496)	(1,496)	(1,496)	(1,496)	(2,784)

Dividend Record and Policy

NovaGold has not declared or paid any dividends on the NovaGold Shares. NovaGold intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. NovaGold's board of directors will review this policy from time to time having regard to NovaGold's financing requirements, financial condition and other factors considered to be relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following information should be read in conjunction with the audited consolidated financial statements and related notes of NovaGold for the years ended November 30, 2003, 2002 and 2001, respectively, and the unaudited interim consolidated financial statements and related notes of NovaGold for the three months ended February 29, 2004 and 2003, respectively, attached hereto as Schedule "C" to this Information Circular, which are prepared in accordance with Canadian GAAP. All amounts are expressed in Canadian dollars unless otherwise indicated.

Description of Business

NovaGold is a natural resource Company focused on the exploration and development of gold properties in North America. NovaGold's operations since 1998 have been focused on exploration and development opportunities in Alaska, USA, and the Yukon and British Columbia, Canada including two of the largest undeveloped gold (Donlin Creek) and gold-silver-copper (Galore Creek) deposits in North America. NovaGold is listed on the TSX and the AMEX under the symbol "NG" and NovaGold's controlled subsidiary, SpectrumGold, is listed on the TSX under the symbol "SGX".

NovaGold's major mineral properties are:

  a joint venture interest in the Donlin Creek gold property in Alaska,

  the Galore Creek gold-silver-copper property in Northwest British Columbia held through SpectrumGold, and the Rock Creek and Nome Gold properties near Nome, Alaska.

Donlin Creek

NovaGold's largest project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. NovaGold's 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. At the current daily production throughput of 30,000 tonnes per day being contemplated the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek

The Galore Creek property is held under a 100% option by SpectrumGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. The grade of resources defined on the property by the previous owners averaged 0.5 grams per tonne (g/t) of gold, 6 g/t of silver and 0.7% copper or equivalent to 1.7 g/t gold using US$350/oz gold, US$5/oz silver and US$0.80/lb copper. Drilling on the property by SpectrumGold, subsequent to optioning the property in August 2003, intercepted significant thicknesses of higher grades than the average resource grades over four different zones, including 148 metres of 3.0 g/t gold equivalent, 164 metres of 3.5 g/t gold equivalent, 159 metres of 2.6 g/t gold equivalent, 185 metres of 2.2 g/t gold equivalent and 123 metres of 3.8 g/t gold equivalent. At November 30, 2003, NovaGold owned 56.4% of the issued SpectrumGold Shares.

Rock Creek Property

The Rock Creek property is held 100% by NovaGold and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold, and is located near the town of Nome, Alaska. The independent engineering firm Norwest Corporation completed a Preliminary Economic Study on the Rock Creek property for NovaGold in August 2003 and NovaGold has since initiated a feasibility study to evaluate the economics for the development of a mine on the property.

Nome Gold

The Nome Gold property is also located near Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. More than 4 million ounces of gold have been extracted from the property since its discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. NovaGold is planning in 2004 to undertake an evaluation of the viability of restarting mining operations at the property using modern mining and milling techniques.

Results of Operations

Year Ended November 30, 2003 Compared to Years Ended November 30, 2002 and 2001, Respectively

Revenues from NovaGold's land and gravel sales, gold royalties and other revenues were $1.2 million during the year ended November 30, 2003 compared with $2.1 million in 2002 and $2.8 million in 2001. The revenues were lower largely because of reduced land sales, offset in part by increased gravel sales and other revenues from services. NovaGold anticipates a significant land sale for the expansion of the Nome airport in 2004.

NovaGold had a net loss for the year ended November 30, 2003 of $7.0 million (or $0.14 per NovaGold Share) as compared to a net loss of $3.5 million (or $0.10 per NovaGold Share) in 2002 and $0.5 million (or $0.02 per NovaGold Share) in 2001. The increased loss from 2002 to 2003 was due mainly to the $0.8 million reduction in net revenue, the $0.7 million increase in mineral property write-downs, the increased foreign exchange losses of $1.4 million, and a net increase of $0.4 million in overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees.

The increase in losses from 2001 to 2002 resulted from the significant increase in activities that arose from the four fold increase in expenditures at the Donlin Creek property.

Expenses

Expenses increased from $3.0 million in 2001, to $5.5 million in 2002 and $8.3 million in 2003. The increase in expenses from 2002 to 2003 was due mainly to the increase from $0.9 million in 2002 to $1.6 million in 2003 in mineral property write-downs, resulting mainly from the $1.5 million write-down of NovaGold's Yukon properties on their transfer to SpectrumGold, and the reversal from a foreign exchange gain of $0.3 million in 2002 to a foreign exchange loss of $1.1 million in 2003 mainly due to the effect of the strengthening of the Canadian dollar during the year on NovaGold's US dollar cash positions early in 2003. The increase in expenses from 2001 to 2002 resulted from the significant increase in activities that arose from the increased expenditures at the Donlin Creek property.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees increased by $0.4 million from 2002 to 2003. During 2003 the mix of costs changed significantly with more work carried out by staff members and less by outside consultants. General and administrative costs increased by $0.6 million and wages and benefits increased by $1.0 million due to the hiring of full time permanent staff, but professional fees were reduced by $0.6 million and corporate development and communications expenses were reduced by $0.6 million, particularly as a result of reducing external investor relations and consulting activities.

In 2003, NovaGold wrote down its Yukon properties by $1.5 million on the transfer of these assets to SpectrumGold to equate to the fair value of the British Columbia properties transferred into SpectrumGold by Viceroy Resource Corporation, now Quest Capital Corp. In 2003, NovaGold elected to cease exploration on the North Donlin property located nearby Donlin Creek in Alaska and wrote off $0.1 million of accumulated exploration expenditures. In 2002, NovaGold wrote-off the accumulated mineral property acquisition and related deferred exploration costs of $0.9 million associated with the Caribou property in Alaska and the German Creek property in the Yukon. In 2001, NovaGold recorded a write-down of the accumulated mineral property costs for the Sewell Brook property in New Brunswick of $0.6 million.

Three Months Ended February 29, 2004 Compared to Three Months Ended February 29, 2003

NovaGold had a net loss of $0.3 million (or $0.01 per share) for its first quarter ended February 29, 2004, compared with a net loss of $1.4 million (or $0.03 per share) for the same quarter in 2003. The decrease in the quarter's loss was mainly due to an increase in net revenues of $0.5 million and a reduction of foreign exchange losses of $0.5 million.

Net revenue from NovaGold's Nome, Alaska operations and interest income totaled $0.7 million for the first quarter of 2004, compared with $0.2 million in the same period in 2003. NovaGold completed a number of land sales in the quarter and realized interest income from its cash holdings.

Expenses were $1.1 million for the first quarter 2004 compared with $1.6 million in the same quarter 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.1 million in the quarter due mainly to the increased insurance costs. Professional fees remained relatively the same. A foreign exchange loss of $0.5 million was reported in the first quarter of 2003 which was caused by a strengthening of the Canadian dollar. The Canadian dollar is more stable and a small foreign exchange gain arose in the first quarter of 2004.

Liquidity and Capital Resources

During fiscal 2003, NovaGold used $5.0 million in operating activities of which $0.6 million resulted from changes in non-cash due working capital and the remainder resulted form the loss in the year. In 2002 NovaGold used $1.4 million in operating activities with $0.9 million provided from operating activities in 2001.

During fiscal 2003, NovaGold generated $46.1 million from financing activities which came entirely from the proceeds of share issuances. On October 1, 2003, NovaGold completed a private placement and issued 7,000,000 units at $5.00 per unit for proceeds of $33.1 million, net of share issuance costs of $1.9 million. Each whole unit comprises of one NovaGold Share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire NovaGold Share at a price of $7.00 on or before October 1, 2008. In 2003 NovaGold also received $10.8 million from the exercise of previously issued warrants and $2.2 million from the exercise of stock options. In 2002, net cash generated by financing activities was $35.6 million of which $31.6 million came from two private placements of units at $3.50 and $5.10 per unit respectively and NovaGold received proceeds of $2.0 million through exercise of options and $2.0 million through the exercise of warrants.

During 2003, NovaGold used $0.8 million on investing activities. During 2003 NovaGold spent $7.3 million on exploration and development, of which $5.6 million was spent on a significant drilling program at Rock Creek, $1.1 million was spent on initial drilling at Galore Creek and $0.5 million on a drilling program at the McQuesten property which earned NovaGold a 70% interest in that property. NovaGold transferred its Yukon assets into SpectrumGold in 2003 and initially held less than 50% of SpectrumGold. Subsequently NovaGold participated in number of private placements in SpectrumGold and at November 30, 2003 owned 56% of the company. The share transactions in SpectrumGold gave rise to several net fair value adjustments. In 2001 and 2002 NovaGold incurred $14.0 million and $3.4 million respectively on exploration and development. In both 2001 and 2002 the primary focus of expenditures was on the Donlin Creek property in Alaska, USA. In 2002 NovaGold exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the property from Placer Dome, subject to certain back-in rights which Placer Dome subsequently elected.

In August 2003, SpectrumGold signed an option agreement to acquire a 100% interest in the Galore Creek property. SpectrumGold can acquire the property by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004-US$0.1 million; 2005-US$0.15 million; 2006-US$7.5 million; 2007 to 2011-US$2.5 million per year.

NovaGold expended $2.9 million on net operating activities during the first quarter 2004 compared to $4.0 million during the first quarter 2003. In both quarters, the majority of the cash flows resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. NovaGold's exploration activities are seasonal in nature and programs tend to be completed by November and not restarted until late in the spring.

NovaGold received net proceeds of $3.1 million from the exercise of stock options and warrants in the first quarter 2004 compared to net proceeds of $0.3 million in the first quarter 2003. NovaGold expended $1.0 million on investments in mineral properties and capital assets in the first quarter of 2004 compared to $0.3 million in the same quarter of 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the remainder of the year at the Rock Creek project, NovaGold anticipates undertaking new studies on the potential of developing a mine at the property.

NovaGold carries out exploration activities in Canada and the United States. Factors that cause fluctuations in NovaGold's quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of NovaGold's properties are not yet in production. Consequently, NovaGold believes that its loss (and consequent loss per share) is not a significant factor to investors in NovaGold. Although NovaGold's sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, NovaGold's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and NovaGold therefore does not anticipate being materially susceptible in 2004 to currency variations.

NovaGold has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of NovaGold's expenditures on its properties are of a discretionary nature. At February 29, 2004, NovaGold's aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. NovaGold has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and which may be easily liquidated.

Critical Accounting Estimates

The most critical accounting principles upon which NovaGold's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

NovaGold records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of NovaGold regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of NovaGold to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Reclamation Costs

In recent years, NovaGold's activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

Change in Accounting Policies

On December 1, 2003 NovaGold adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the quarter ended February 29, 2004, no stock options were granted.

Risk Factors

These Risk Factors should be read in conjunction with those under "NovaGold Resources Inc. – Risk Factors" and "NovaGold – Post Arrangement – Risk Factors".

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that NovaGold's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond NovaGold's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

NovaGold is earning an interest in certain of its key properties through option agreements and acquisition of title in the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If NovaGold does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, NovaGold's title to the related property will not vest and NovaGold will have to write-down its previously capitalised costs related to that property.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by NovaGold are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require NovaGold to reduce its estimates.

Gold Price Volatility

The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold. As NovaGold is currently not in production, no sensitivity analysis for price changes has been provided.

Outlook

NovaGold is focused on advancing its exploration and development program on its existing properties. NovaGold plans to spend at least $12 million during 2004 on these properties. At the Galore Creek property, NovaGold plans to expend at least $5 million completing both an updated geologic model and resource estimate and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resources, as well as to undertake step-out drilling to possibly expand the known extent of mineralization. At the Rock Creek property, NovaGold anticipates spending US$5 million in 2004 on baseline studies, in-fill drilling and a bulk sample, and work leading to a possible production decision in 2005. At the Nome Gold property, NovaGold anticipates undertaking new studies in 2004 at a cost not to exceed US$0.5 million on the potential of developing a mine at the property.

In March and April 2004, NovaGold's controlled subsidiary, SpectrumGold, signed several property agreements to acquire 100% interests in the Jack, Sphaler Creek, Paydirt and Copper Canyon properties and a 60% interest in the Grace property, all located in the Liard Mining District, British Columbia. Also in March 2004, NovaGold signed an agreement to acquire 51% interest in the Ambler property in Alaska. NovaGold is currently developing budgets for expenditures on these new properties.

On March 30, 2004, NovaGold announced that it had entered into an agreement with SpectrumGold under which their businesses would be combined and NovaGold would acquire, through a plan of arrangement, all of the common shares of SpectrumGold not currently held by NovaGold. Under the plan of arrangement, NovaGold will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold Shareholder (other than NovaGold) would be entitled to receive one (1) NovaGold Share for every 1.35 SpectrumGold Shares held. The completion of the transaction is subject to regulatory and securityholder approval and to satisfactory receipt of fairness opinions and a valuation. The combination is expected to provide the following advantages to the shareholders of both companies:

  A diversified portfolio of mineral properties in the US and Canada.

  Larger corporate balance sheet to assist project development.

  Enhanced liquidity and broadened shareholder base.

  Increased institutional investment exposure through the larger market capitalization.

  Reduced administrative and regulatory costs.

The total costs of this transaction are anticipated to be $1.0 million whether or not the transaction completes.

MARKET FOR SECURITIES

The NovaGold Shares are listed and posted for trading on the TSX and the AMEX under the symbol "NG". The SpectrumGold Shares of NovaGold's controlled subsidiary, SpectrumGold, are listed and posted for trading on the TSX under the symbol "SGX".

AUTHORIZED AND ISSUED SHARE CAPITAL AND CONSOLIDATED CAPITALIZATION

The authorized capital of NovaGold consists of 1,000,000,000 NovaGold Shares and 10,000,000 preferred shares, of which 54,208,612 NovaGold Shares and no preferred shares were issued and outstanding as at May 20, 2004.

NovaGold Shareholders are entitled to one vote per share at all meetings of NovaGold Shareholders. NovaGold Shareholders are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of NovaGold available for distribution to NovaGold Shareholders in the event of liquidation, dissolution or winding-up of NovaGold. All NovaGold Shares rank pari passu, each with the other, as to all benefits which might accrue to the NovaGold Shareholders.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at May 20, 2004, NovaGold has outstanding NovaGold Options and NovaGold Warrants to acquire 5,008,500 and 3,500,000 NovaGold Shares, respectively. The Arrangement will not affect the NovaGold Options or NovaGold Warrants.

The following table sets out all options in NovaGold which are held as at May 20, 2004 by all the current executive officers and past executive officers as a group, all directors (but not executive officers) and past directors as a group, all employees and past employees as a group and all consultants. As at May 20, 2004, none of such persons held any NovaGold Warrants or other rights (other than NovaGold Options) to acquire NovaGold Shares.

Optionees	Number of NovaGold Shares Subject to Options	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Senior Officers and Past Senior Officers	2,445,000	100,000@$0.62 100,000@$0.75 175,000@$0.80 250,000@$1.00 150,000@$1.78 20,000@$1.99 180,000@$3.05 450,000@$3.60 170,000@$4.35 100,000@$4.62 750,000@$6.60	100,000@$0.62 100,000@$0.75 175,000@$0.80 250,000@$1.00 150,000@$1.78 20,000@$1.99 180,000@$3.05 450,000@$3.60 170,000@$4.35 100,000@$4.62 750,000@$6.60	6
Directors and Past Directors who were not Senior Officers	1,437,500	25,000@$0.35 25,000@$0.62 187,500@$1.00 100,000@$3.05 300,000@$3.60 300,000@$4.35 500,000@$6.60	25,000@$0.35 25,000@$0.62 187,500@$1.00 100,000@$3.05 300,000@$3.60 300,000@$4.35 500,000@$6.60	5
Employees	846,000	25,000@$0.35 25,000@$0.62 50,000@$0.75 50,000@$0.80 50,000@$1.78 41,000@$3.05 110,000@$3.60 75,000@$4.35 420,000@$6.60	25,000@$0.35 25,000@$0.62 50,000@$0.75 50,000@$0.80 50,000@$1.78 41,000@$3.05 110,000@$3.60 75,000@$4.35 420,000@$6.60	18
Consultants	280,000	50,000@$3.40 200,000@$3.45 10,000@$3.60 20,000@$6.60	50,000@$3.40 200,000@$3.45 10,000@$3.60 20,000@$6.60	4
Others	Nil	N/A	N/A	N/A

NovaGold has a stock option plan. Pursuant to the stock option plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of NovaGold and its subsidiaries or employees of companies providing management or consulting services to NovaGold or its subsidiaries.

PRIOR SALES

NovaGold has issued the following securities during the twelve months preceding the date of this Information Circular:

No. of Securities Issued	Date of Issuance	Price	Reason for Issue
25,000	May 6, 2003	$0.80	Stock options exercised
25,000	May 8, 2003	$0.80	Stock options exercised
50,000	June 9, 2003	$0.80	Stock options exercised
30,000	June 19, 2003	$1.00	Stock options exercised
10,000	June 24, 2003	$1.78	Stock options exercised
25,000	July 15, 2003	$0.82	Stock options exercised
10,000	July 24, 2003	$1.78	Stock options exercised
20,000	August 11, 2003	10,000@ $1.78 10,000@ $3.79	Stock options exercised
10,000	August 20, 2003	$1.78	Stock options exercised
25,000	August 25, 2003	$0.82	Stock options exercised

No. of Securities Issued	Date of Issuance	Price	Reason for Issue
842	August 25, 2003	$4.50	Warrants exercised
10,000	August 28, 2003	$1.78	Stock options exercised
5,000	September 8, 2003	$1.99	Stock options exercised
20,000	September 10, 2003	$1.78	Stock options exercised
167,500	September 26, 2003	25,000@ $0.35 25,000@ $0.62 107,500@ $1.00 10,000@ $1.78	Stock options exercised
75,000	September 26, 2003	$4.50	Warrants exercised
7,000,000	October 1, 2003	$5.00	Private placement
1,500	October 2, 2003	$1.78	Stock options exercised
54,200	October 2, 2003	$4.50	Warrants exercised
12,500	October 3, 2003	$4.50	Warrants exercised
8,500	October 17, 2003	$1.78	Stock options exercised
2,252,457	October 20, 2003	$4.50	Warrants exercised
100,000	October 31, 2003	$1.78	Stock options exercised
100,000	November 12, 2003	$1.78	Stock options exercised
75,000	November 13, 2003	$0.80	Stock options exercised
175,000	November 14, 2003	100,000@ $3.60 75,000@ $4.35	Stock options exercised
55,000	November 19, 2003	30,000@ $1.78 25,000@ $4.35	Stock options exercised
25,000	November 25, 2003	$3.05	Stock options exercised
10,000	December 8, 2003	$1.99	Stock options exercised
30,500	December 9, 2003	15,500@ $1.78 15,000@ $3.05	Stock options exercised
20,000	December 17, 2003	$3.05	Stock options exercised
4,000	January 5, 2004	$3.05	Stock options exercised
25,000	January 9, 2004	$4.35	Stock options exercised
30,000	January 12, 2004	$3.60	Stock options exercised
5,000	January 13, 2004	$3.05	Stock options exercised
94,371	January 15, 2004	50,000@ $6.50 44,371@ $5.61	Warrants exercised
103,531	January 20, 2004	$5.61	Warrants exercised
15,000	January 27, 2004	$4.35	Stock options exercised
100,000	January 27, 2004	$6.50	Warrants exercised
50,000	February 5, 2004	$4.35	Stock options exercised
40,000	February 13, 2004	25,000@ $3.60 15,000@ $4.35	Stock options exercised
20,000	February 19, 2004	$3.60	Stock options exercised
100,000	February 20, 2004	$3.60	Stock options exercised

No. of Securities Issued	Date of Issuance	Price	Reason for Issue
10,000	February 25, 2004	$3.60	Stock options exercised
50,000	March 8, 2004	$1.00	Stock options exercised
450,000	March 19, 2004	$6.50	Warrants exercised
15,000	April 14, 2004	10,000@ $3.05 5,000@ $3.45	Stock options exercised

STOCK EXCHANGE PRICES

NovaGold Shares are listed and posted for trading on the TSX and the AMEX under the symbol "NG". The following table sets out the high and low trading prices (based on daily closing prices) and volume of trading of the NovaGold Shares on the TSX during the periods indicated.

		High	Low	Volume
Calendar Year		($)	($)	(no. of shares)

2001	Second Quarter	1.00	0.30	2,898,600
	Third Quarter	2.14	0.66	9,118,700
	Fourth Quarter	2.16	1.62	7,940,200
2002	First Quarter	4.40	1.92	14,511,500
	Second Quarter	4.90	3.30	11,031,300
	Third Quarter	5.95	3.01	14,368,900
	Fourth Quarter	5.25	4.23	9,813,100
2003	First Quarter	5.38	3.20	9,186,600
	Second Quarter	3.90	2.91	6,843,900
	Third Quarter	5.15	3.30	12,866,000
	Fourth Quarter	6.70	4.44	15,726,600
2004	January	7.80	6.52	6,366,100
	February	7.00	6.28	2,738,300
	March	6.60	5.95	3,501,500
	April	6.96	5.16	3,051,000
	May 1 to May 20, 2004	5.69	4.83	1,586,100

On May 20, 2004, the closing price of the NovaGold Shares on the TSX was $5.18 per NovaGold Share.

The following table sets out the high and low trading prices (based on daily closing prices) and volume of trading of the NovaGold Shares on the AMEX during the periods indicated. NovaGold Shares began trading on the AMEX on December 2, 2003.

		High	Low	Volume
Calendar Year		(US$)	(US$)	(no. of shares)

2003	December 2 to December 31	5.16	4.59	4,119,300
2004	January	6.07	4.94	4,163,600
	February	5.34	4.72	2,897,200
	March	5.02	4.46	3,341,200
	April	5.21	3.77	3,866,100
	May 1 to May 20, 2004	4.14	3.52	2,619,300

On May 20, 2004, the closing price of the NovaGold Shares on the AMEX was US$3.84 per NovaGold Share.

ESCROWED SECURITIES

The following securities of NovaGold are held by, and are subject to the terms of, an escrow agreement dated May 22, 1987 among Gerald McConnell, John Chisholm, Angus McIsaac, NovaGold, the TSX and Computershare Trust Company of Canada, as Trustee(1):

Name of Principal	Designation of Class	Number of Escrowed Securities	Percentage of Class
Gerald McConnell (2)	Common	22,406	0.0004%
John Chisholm	Common	14,127	0.0003%
Angus MacIsaac	Common	22,148	0.0004%
Total:		58,681	0.001%

(1)
Pursuant to Article 2 of the escrow agreement, the securities held in escrow may not be transferred or otherwise dealt with without the consent of the TSX based on the TSX's rules promulgated from time to time.

The TSX's Founder Article Policy Statement provides that the remaining 40% of the original shares placed in escrow can only be released at such time as NovaGold obtains a cumulative cash flow per share over any 5-year period which is greater than or equal to 50% of the price per share on the initial distribution.

(2)	RBC Dominion is holding 12,406 of Mr. McConnell's 22,406 shares in escrow for his RRSP account.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of NovaGold, the following is the only person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding NovaGold Shares as of May 20, 2004.

Name & Address	Designation of Class	Number of Securities	Percentage of Class
Fidelity Management & Research Corporation Fidelity Management Trust Corporation (collectively "Fidelity") 82 Devonshire Street Boston, MA 02109	NovaGold Shares	5,590,400(1)	10.32%

(1)	This amount represents the number of common shares over which Fidelity exercises control or direction over, on behalf of accounts fully managed by it.

DIRECTORS AND OFFICERS

The management of NovaGold consists of six directors and five executive officers. The table below provides the names and related information concerning each director and executive officer.

Name and Address	Present Position in NovaGold	Principal Occupation	Director Since
George Brack North Vancouver, British Columbia (1)	Director	President of Macquarie North America Ltd.	2001
Gerald J. McConnell Kings County, Nova Scotia (2)	Director	President and Chief Executive Officer of Etruscan Resources Inc. (resource company)	1984
Cole McFarland Fallbrook, California (1)(2)	Director	Retired Businessman	2001
Clynton Nauman Blaine, Washington (2)(3)	Director	Chief Executive Officer of Asset Liability Management Group ULC	1999
James Philip (1)(2) Coquitlam, British Columbia	Director	Managing Partner of Morgan & Co., Chartered Accountants	2003
Rick Van Nieuwenhuyse Los Gatos, California (3)	President, Chief Executive Officer and Director	President and Chief Executive Officer of NovaGold	1999
Robert J. (Don) MacDonald, Vancouver, British Columbia	Senior Vice-President, Chief Financial Officer and Secretary	Senior Vice-President, Chief Financial Officer and Secretary of NovaGold	-
Douglas Brown, Bellingham, Washington	Vice-President, Business Development	Vice-President, Business Development of NovaGold	-

Name and Address	Present Position in NovaGold	Principal Occupation	Director Since
Gregory S. Johnson Bellingham, Washington	Vice-President, Corporate Communications	Vice-President, Corporate Communications of NovaGold	-
Joseph R. Piekenbrock Denver, Colorado	Vice-President, Exploration	Vice-President, Exploration of NovaGold	-

(1)	Member of the audit and corporate governance committee.
(2)	Member of the compensation committee.
(3)	Member of the technical committee.
(4)
The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 4.59% of the NovaGold Shares. This information was provided to NovaGold by the directors and officers as of March 31, 2004.

(5)	All of the directors of NovaGold hold office until the close of the next annual meeting of the NovaGold Shareholders or until their successors are duly elected or appointed.

George Brack

Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the worldwide identification, evaluation and execution of strategic mergers and acquisitions.

Gerald J. McConnell, Q.C.

Mr. McConnell is the Chairman, Chief Executive Officer and President of Etruscan Resources Inc. a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of NovaGold Resources Inc. and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole McFarland

Mr. McFarland is a veteran of the mining industry with over 40 years of experience in the development of mines in the U.S., Canada, Mexico, Russia and the Philippines with extensive experience in Alaska. Mr. McFarland was formerly President and CEO of Placer Dome U.S. Inc. until his retirement from the company in 1995. In that capacity he was responsible for the development of several U.S. mines for the company, including the early stage development of the Cortez Pipeline deposit. Prior to his appointment as President of Placer Dome U.S., Mr. McFarland held a number of senior executive positions within the Placer Dome Group of companies. Mr. McFarland is currently the principal of McFarland and Associates and a director of Bema Gold.

Clynton R. Nauman

Mr. Nauman is the Chief Executive Officer of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 to February 2003. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman also serves as a director of SpectrumGold.

Rick Van Nieuwenhuyse, MSc

Mr. Van Nieuwenhuyse joined NovaGold as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to NovaGold. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona. Mr. Van Nieuwenhuyse also serves as the President, Chief Executive Officer and a director of SpectrumGold.

James Philip, CA

Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over 25 years public of accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Robert J. (Don) MacDonald, CA

Mr. MacDonald joined NovaGold in January 2003. Mr. MacDonald brings with him over 20 years experience in mine development and financing. Prior to joining NovaGold Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc., a public biotech company (2001-2003), De Beers Canada Mining (formerly Winspear Diamonds) (1999-2001), and Dayton Mining (1991-1999) and Vice-President Finance of Granges Inc. (1983-1991). During his career, Mr. MacDonald has been involved in the operation or development of nine mines in North and South America, and the completion of over $500 million of mine financings and $500 million of mining M&A transactions. Mr MacDonald is a chartered accountant, and has bachelors and masters degrees in engineering from Oxford University. Mr.MacDonald also serves as the Senior Vice-President, Chief Financial Officer, Secretary and a director of SpectrumGold.

Douglas Brown, MSc.

Mr. Brown joined NovaGold in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to NovaGold a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown's positions within the Placer Dome Group included Vice President of Strategic Development (1999-2002), Assistant Mine General Manager at the South Deep Gold Mine (2001), Director of Finance and Planning (1997-1999), and Manager of Corporate Finance (1994-1997). Mr. Brown also serves as the Vice-President, Business Development of SpectrumGold.

Gregory S. Johnson, B.Sc. Honours

Mr. Johnson joined NovaGold in 1998. Prior to joining NovaGold Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Placer Dome in Alaska, Mr Johnson played a key role in the multi-million ounce Donlin Creek discovery. From the late 1980's Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the US, Canada, Australia, Russia, and Africa. Mr. Johnson also serves as the Vice-President, Corporate Development of Spectrum Gold.

Joseph Piekenbrock, MSc.

Mr. Piekenbrock joined NovaGold as an employee in June 2003. Prior to this, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003 as a consultant. Mr. Piekenbrock brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources from 1994 to 2001. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona. Mr. Piekenbrock also serves as the Vice-President, Exploration of SpectrumGold.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years before the date of this Information Circular, none of the directors or officers of NovaGold, or any shareholder holding a sufficient number of securities of NovaGold to affect materially the control of NovaGold, has been a director or officer of any other issuer that, while that person was acting in that capacity:

(a)
was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions under Canadian Securities Legislation, for a period of more than thirty consecutive days; or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors or officers of NovaGold, or any shareholder holding a sufficient number of securities of NovaGold to affect materially the control of NovaGold, has within the ten years before the date of this Information Circular, been the subject of any penalties or sanctions imposed by a court relating to Canadian Securities Legislation or by a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers of NovaGold, or any shareholder holding sufficient number of securities of NovaGold to affect materially the control of NovaGold, or a personal holding company of any such person has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

All of the directors and officers of NovaGold are also directors, officers and/or promoters of other reporting and non-reporting issuers, which are engaged in natural resource exploration and development. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of NovaGold notwithstanding that they are bound to act at all times in good faith in the interest of NovaGold and to disclose such conflicts to NovaGold if and when they arise. Save as disclosed herein, NovaGold is not aware of the existence of any conflicts of interest between NovaGold and any of its directors and officers as of the date of this Information Circular that they will be required to rely on the judgement and good faith of these persons in resolving any such conflicts of interest that may arise.

Certain directors and officers of NovaGold also serve as directors and/or officers of SpectrumGold, in which NovaGold has an approximately 55% share ownership position.

EXECUTIVE COMPENSATION

The summary compensation table below sets out information for NovaGold's fiscal years ended November 30, 2001, November 30, 2002 and November 30, 2003 for the Chief Executive Officer, the Chief Financial Officer and other most highly compensated executive officer of NovaGold (collectively, the "NovaGold Named Executive Officers"). NovaGold did not have any additional executive officers whose total salary and bonus exceeded $150,000 during the fiscal periods noted. The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and CEO	2001 2002 2003	173,095 198,870 275,437	Nil Nil 96,628	39,962(2) 245,346(4) 143,674(4)(5)	275,000 75,000 300,000	Nil Nil Nil	Nil Nil Nil	53,318(3) Nil Nil
Gregory Johnson, Vice President, Corporate Communications	2001 2002 2003	130,900 133,484 146,836	Nil Nil 38,367	Nil Nil 679	100,000 50,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice- President and Secretary (6)	2003	146,788	Nil	2,693	200,000	Nil	Nil	Nil

(1)	The salary figures represent gross salaries before deductions.

(2)	The 2001 amount is comprised of a car allowance aggregating $7,796, school tuition of $11,481 and an interest-free loan benefit of $l1,182.

(3)	The 2001 amount is comprised of voluntarily deferred salary for the period May 2000 to May 2001 which was paid during fiscal 2001.

(4)
The 2002 amount is comprised of a car allowance of $16,762, school tuition of $5,936, and an interest free loan benefit of $12,563, plus an amount equal to $210,085. On May 29, 2002, NovaGold repaid a share loan made by Mr. Van Nieuwenhuyse to NovaGold during fiscal 2002. NovaGold also paid Mr. Van Nieuwenhuyse the sum of $210,085 in 2002 and $105,096 in 2003 to compensate Mr. Van Nieuwenhuyse for tax liabilities which he incurred as a result of NovaGold paying cash to settle its obligations under the share loan rather than delivering common shares of NovaGold.

(5)	The 2003 amount includes a car allowance of $16,719, school tuition of $10,122, and an interest free loan benefit of $11,737.

(6)	Mr. MacDonald commenced his employment with NovaGold in January 2003.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	300,000(1)	18%	$3.60	$3.60	April 27, 2013
Gregory Johnson	100,000(1)	6%	$3.60	$3.60	April 27, 2013
Robert J. MacDonald	100,000(2) 100,000(1)	12%	$4.62 $3.60	$4.62 $3.60	January 16, 2013 April 27, 2013

(1)	These options were granted by NovaGold on April 28, 2003.
(2)	These options were granted by NovaGold on December 17, 2002.

Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

The NovaGold Named Executive Officers acquired NovaGold Shares pursuant to the exercise of NovaGold Options during the fiscal year ended November 30, 2003. The value of unexercised in-the-money NovaGold Options at fiscal year end is the difference between the fair market value of the NovaGold Shares on November 30, 2003 (November 28, 2003 - the last trading day prior to fiscal year end which was $6.20) and the exercise price of the NovaGold Options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov 30, 2003 (#)		Value of Unexercised In-the-Money Options/SARs at Nov 30, 2003($)
			Exercisable	Unexercisabl e	Exercisable	Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	1,100,000	Nil	$4,708,750	Nil
Gregory Johnson	Nil	Nil	200,000	Nil	$573,500	Nil
Robert J. MacDonald	Nil	Nil	200,000	Nil	$418,000	Nil

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (November 30, 2003) (a)	Weighted-average exercise price of outstanding options, warrants and rights (November 30, 2003) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (November 30, 2003)
Equity compensation plans approved by securityholders	3,693,000	$2.79	1,775,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,693,000		1,775,000

Employment Contracts

Rick Van Nieuwenhuyse

Pursuant to an employment contract with NovaGold effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by NovaGold for a term ending on April 30, 2007.

The employment contract provides that if employment is terminated in the event of just cause, NovaGold will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause, Mr. Van Nieuwenhuyse's employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of NovaGold for a period of not less than six months, NovaGold may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter NovaGold is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, NovaGold may terminate the employment contract upon payment of two month's salary and NovaGold is obliged to pay Mr. Van Nieuwenhuyse's estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract.

In the event of a sale of substantially all the assets of NovaGold or a change of control of NovaGold by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the board of directors of NovaGold are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with NovaGold. If Mr. Van Nieuwenhuyse makes such an election, NovaGold is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

For the fiscal year ended November 30, 2003, Mr. Van Nieuwenhuyse was entitled to an annual salary of US$200,000 (Cdn$275,437).

Pursuant to the employment contract, NovaGold is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse's annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. NovaGold is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by his two sons.

Under the terms of Mr. Van Nieuwenhuyse's employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with NovaGold. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse's employment with NovaGold is terminated for any reason.

Robert J. MacDonald and Gregory Johnson

Pursuant to an employment contract with NovaGold effective January 16, 2003, Mr. MacDonald is employed by NovaGold as Chief Financial Officer, Senior Vice President and Secretary. Under the employment contract, NovaGold is required to pay Mr. MacDonald an annual salary of $175,000.

Pursuant to an employment contract with NovaGold effective January 1, 2003, Mr. Johnson is employed by NovaGold as Vice President, Corporate Communications. Under the employment contract, NovaGold is required to pay Mr. Johnson an annual salary of US$105,000 (Cdn$146,836).

The contracts of both senior officers continue indefinitely, unless and until terminated. Each senior officer's salary is to be reviewed at least annually by the Chief Executive Officer. The Chief Executive Officer can make recommendations to the Board of Directors or the compensation committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of

NovaGold, NovaGold is required to continue to employ the senior officer in the same capacity. NovaGold is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of NovaGold in effect from time to time. NovaGold is obligated to provide the senior officers with director's and officer's liability insurance appropriate to the nature of their responsibilities under their employment contracts.

The senior officer may terminate his obligations under the employment contract (1) at any time upon providing three months notice in writing to NovaGold; (2) upon a material breach or default of any term of the agreement by NovaGold; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month's notice in writing to NovaGold. NovaGold may terminate the senior officer's employment at any time for just cause or upon the senior officer's dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer's employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by NovaGold, or after 90 days following the date on which there is a change of control, or if it is terminated by NovaGold at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer's death or becoming disabled, NovaGold must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Compensation of Directors

Except as disclosed below, NovaGold has no arrangements pursuant to which directors are compensated by NovaGold or its subsidiaries for their services in their capacity as directors of NovaGold or for committee participation.

NovaGold has a formalized stock option plan for the granting of options to purchase common shares to the officers, directors and employees of NovaGold. The purpose of granting options pursuant to the NovaGold Plan is to assist NovaGold in compensating, attracting, retaining and motivating the directors of NovaGold and to closely align the personal interests of such persons to that of the shareholders.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of May 15, 2004, the aggregate indebtedness to NovaGold and its subsidiaries of all officers, directors, employees and former officers, directors and employees of NovaGold or any of its subsidiaries was nil.

RISK FACTORS

An investment in the NovaGold Shares must be considered speculative due to the nature of NovaGold's business and the present stage of exploration and development of its mineral properties. In particular, the following risk factors apply and should be read in conjunction with the Risk Factors in "NovaGold Resources Inc. – Management's Discussion and Analysis – Risk Factors".

No Production History

NovaGold has no history of producing precious metals from its current portfolio of mineral exploration properties. All of NovaGold's properties are in the exploration stage and NovaGold has not defined or delineated any proven or probable reserves on any of its properties. None of NovaGold's properties is currently under development. The development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that NovaGold will successfully establish mining operations or profitably produce precious metals at any of its properties.

Potential Inaccuracy of Mineralization Estimates

Unless otherwise indicated, mineralization figures presented in NovaGold's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates of gold made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;

  reserves, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

NovaGold has not commenced production on any of its properties and mineralization estimates for NovaGold's properties may require adjustments or downward revisions based upon the results of future exploration activities and actual production experience, if any. Extended declines in market prices for gold may render portions of NovaGold's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of other mineralization, or of NovaGold's ability to extract this other mineralization, could have a material adverse effect on NovaGold's results of operations or financial condition.

NovaGold has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future feasibility studies will establish proven and probable reserves at NovaGold's properties. The failure to establish proven and probable reserves could restrict NovaGold's ability to successfully implement its strategies for long-term growth.

Development Risks

None of NovaGold's mineral properties, including the Donlin Creek, Nome Gold, and Rock Creek Projects has an operating history upon which NovaGold can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. See "NovaGold Resources Inc. – Risk Factors – Volatility of Metals Prices". Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined andprocessed;

  anticipated recovery rates of gold and other metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by NovaGold's studies and estimates.

There are a number of uncertainties involved in the development and construction of any new mine, including the Donlin Creek, Rock Creek and Nome Gold Projects. See "NovaGold Resources Inc. – Risk Factors – Advanced Project Risks". These uncertainties include:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  the availability and costs of skilled labour, power, water and transportation facilities;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that NovaGold's future development activities will result in profitable mining operations.

Advanced Project Risks

Completion of the development of NovaGold's advanced projects is subject to various factors, including the availability and timing of acceptable arrangements for financing, power, transportation, construction, contract mining and smelting, or the availability, terms, conditions and timing of required government approvals. The lack of availability on acceptable terms or the delay in any one or more of these items could delay or prevent their development. There can be no assurance that:

  the development of NovaGold's advanced projects will be commenced or completed on a timely basis, if at all;

  the resulting operations will achieve the anticipated production volume; or

  the construction costs and ongoing operating costs associated with the development of NovaGold's advanced projects will not be higher than anticipated.

If the actual cost to complete the development of NovaGold's advanced projects is significantly higher than expected, there can be no assurance that NovaGold will have enough funds to cover these costs or that it will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases or the failure to obtain necessary project financing on acceptable terms to commence or complete the development of NovaGold's advanced projects on a timely basis, or to achieve anticipated production volume, could have a material adverse effect on NovaGold's future results of operations and financial condition.

The successful development of the Donlin Creek Project is subject to the other specific risk factors described herein.

Donlin Creek Project Risks

Within the terms of their back-in agreement with NovaGold, Placer Dome now manages Donlin Creek's feasibility and permitting processes, and will oversee any future mine development and operation. NovaGold cannot direct Placer Dome's activities as manager and, therefore, cannot fully predict the pace nor the scale of the project's permitting and future development. Furthermore, Placer Dome may cease to be the project manager if it elects to terminate its agreement with NovaGold. In the event of termination, Placer Dome will at its election, either retain a 30% interest in the project with NovaGold reverting to a 70% interest and managing the Donlin Creek project thereafter or revert to a 5% Net Proceeds Interest.

Volatility of Metals Prices

NovaGold's profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold is volatile and is impacted by numerous factors beyond NovaGold's control, including:

  expectations with respect to the rate of inflation;

  the relative strength of the US dollar and certain other currencies;

  interest rates;

  global or regional political or economic crises;

  demand for jewellery and industrial products containing gold; and

  sales by central banks and other holders, speculators and producers of gold in response to any of the above factors.

The aggregate effect of these factors is impossible for NovaGold to predict. Decreases in gold prices could affect NovaGold's ability to finance the development of the Donlin Creek, Rock Creek and Nome Gold Projects and the exploration and development of NovaGold's other mineral properties, which would have a material adverse effect on NovaGold's financial condition and results of operations. There can be no assurance that gold prices will remain at current levels nor that they will improve.

Uncertainty and Cost of Mineral Exploration and Acquisition

All of NovaGold's properties are currently in the exploration stage and NovaGold has not yet determined if any of its properties contain an economically feasible resource. There is no certainty that the expenditures to be made by NovaGold in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold's future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Competition for attractive mineral exploration properties is intense. See "NovaGold Resources Inc. – Risk Factors – Competition". Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  construct, renovate or expand mining and processing facilities.

If NovaGold discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that NovaGold will successfully acquire additional mineral rights, or that NovaGold's exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations in any of NovaGold's properties, including the Donlin Creek, Rock Creek and Nome Gold Projects.

Title

NovaGold's policy is to seek to confirm the validity of rights to title to, or contract rights with respect to, each mineral property in which it has a material interest. However, NovaGold cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available, and NovaGold's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. NovaGold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, NovaGold's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, NovaGold may be unable to operate on its properties as permitted or to enforce its rights with respect to its properties.

Requirement of External Financing

NovaGold will need external financing to develop and construct the Donlin Creek, Rock Creek and Nome Gold Projects and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on NovaGold's growth strategy and or results of operations and financial condition. The mineral properties that NovaGold is likely to develop is expected to require significant capital expenditures. There can be no assurance at all that NovaGold will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

Environmental Regulations

The current and anticipated future operations of NovaGold, including further exploration, development activities and commencement of production on its properties, require permits from various United States and Canadian Federal, State and local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance that all permits which NovaGold may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on NovaGold and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on NovaGold and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Ongoing Reclamation

NovaGold mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, NovaGold completed the final reclamation of the mine site. Although NovaGold has posted a bond in the amount of $200,000 with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee this amount will be sufficient to satisfy the environmental regulations and requirements. If the government regulators determine the program requires additional work, NovaGold may be required to fund this work which could have a negative affect on NovaGold's financial position.

Litigation

During 1992, the limited partners of the Murray Brook Processing Limited Partnership, the entity established to operate the processing facility at the Murray Brook Mine, commenced a legal action against NovaGold and its wholly-owned subsidiary, Murray Brook Resources Inc., seeking $882,000 plus interest and general damages. NovaGold filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. While NovaGold believes that this claim is without merit, there is no certainty of the outcome. No provision has been recorded in the accounts of NovaGold respecting this litigation.

Placer Dome and Calista's Back-in Rights Could Dilute NovaGold's Interest in the Donlin Creek Project

NovaGold has earned a 70% interest in the Donlin Creek Project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista, retain the rights to reacquire a portion of the project. In Placer Dome's case this right allows it to increase its current 30% interest to 70% by spending three times NovaGold's past expenditures on the project. In Calista's case, an interest between 5% to 15% can be earned at the time of project development upon payment of a pro rata share of project capitalized costs. If the Placer Dome and Calista rights are exercised in full, NovaGold's interest in the Donlin Creek Project would decline to 25.5% .

Management of Growth

NovaGold anticipates that as it brings its mineral properties into production and as NovaGold acquires additional mineral rights, it will experience significant growth in its operations. NovaGold expects this growth to create new positions and responsibilities for management personnel and increase demands on its operating and financial systems. There can be no assurance that NovaGold will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse effect on NovaGold's business, financial condition and results of operations.

Competition

The mining industry is intensely competitive. Many of the significant, multinational precious metals mining companies may become interested in any number of NovaGold's current mineral properties or in the types of mineral properties on which NovaGold is focused. Many of these companies have greater financial resources, operational experience and technical capabilities than NovaGold has. NovaGold may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced mining professionals. Increased competition could adversely affect NovaGold's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Possible Dilution to Present and Prospective Shareholders

In order to finance future operations, NovaGold may raise funds through the issuance of NovaGold Shares or the issuance of debt instruments convertible into NovaGold Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

NovaGold's Share Price Has Historically Been Volatile

The market price of a publicly traded stock, particularly a junior resource issuer like NovaGold, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges in which NovaGold trades suggests that trading in the NovaGold Shares will be volatile. The NovaGold Shares have traded in a range between approximately $0.15 and $7.00 in the last 3 years.

History of Net Losses

As an exploration company that has no mineral production history, NovaGold has incurred losses since its inception and is expected to incur losses for the foreseeable future. NovaGold incurred losses during each of the following periods:

  $7.0 million for the year ended November 30, 2003;

  $3.5 million for the year ended November 30, 2002; and

  $0.5 million for the year ended November 30, 2001.

NovaGold had an accumulated deficit of $74.3 million as of November 30, 2003.

NovaGold expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of NovaGold's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, NovaGold's acquisition of additional properties and other factors, many of which are beyond NovaGold's control. There can be no assurance that NovaGold will generate any revenues or achieve profitability.

Requirement for and Uncertainty of Access to Additional Capital

NovaGold had working capital of approximately $54.7 million as of November 30, 2003 and $56.2 million as of February 29, 2004. NovaGold intends to fund its plan of operations from working capital and revenue from land and gravel sales. In the future, NovaGold's ability to continue its exploration and development activities, if any, will depend in part on NovaGold's ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that NovaGold will commence production and generate sufficient revenues to meet its obligations as they become due or to obtain necessary financing on acceptable terms, if at all. The failure of NovaGold to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of NovaGold's interests (as existing or as proposed to be acquired) in its properties. In addition, should NovaGold incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial information included in this Annual Information Form.

Dependence on Key Personnel

NovaGold is dependent on the services of key executives including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel focused on managing NovaGold's interests and relationship with Placer Dome Inc. at Donlin Creek, the advancement and development of the Rock Creek and Nome Gold, and Galore Creek projects, as well as the identification of new opportunities for growth and funding. Due to the relatively small size of NovaGold, the loss of these persons or NovaGold's inability to attract and retain additional highly skilled employees required for the development of its activities may have a material adverse effect on NovaGold's business or future operations.

Possible PFIC Status Has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that, although NovaGold does not expect that it will be a passive foreign investment company ("PFIC") for the current taxable year, NovaGold may have been a PFIC in prior taxable years and may be a PFIC in future taxable years. If NovaGold is a PFIC for any year during a U.S. taxpayer's holding period for the NovaGold Shares, then such U.S. taxpayer generally will be required to treat any so called "excess distribution" received on the NovaGold Shares, or any gain realized upon a disposition of NovaGold Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the NovaGold Shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of NovaGold's net capital gain and ordinary earnings for any year in which NovaGold is a PFIC, whether or not NovaGold distributes any amounts to the such U.S. taxpayer. However, there can be no assurance that NovaGold will satisfy the information reporting requirements or the related record keeping requirements that apply to a QEF in the event that a U.S. taxpayer desires to make such a QEF election. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income in each year the excess of the fair market value of the NovaGold Shares over the U.S. taxpayer's adjusted tax basis in the NovaGold Shares. There can be no assurance that the IRS will not challenge the determination made by NovaGold concerning its PFIC status.

PROMOTER

There is no person who may be considered a promoter of NovaGold within the meaning of Securities Legislation applicable to NovaGold.

LEGAL PROCEEDINGS

Except as disclosed below, NovaGold is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

During 1992, the limited partners of the Murray Brook Processing Limited Partnership commenced a legal action against NovaGold and Murray Book Resources Inc. seeking $882,000 plus interest and general damages. NovaGold filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. NovaGold is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of NovaGold.

NovaGold's subsidiary, Alaska Gold, has been named in an action, initiated by K&K Recycling ("K&K"), relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K was awarded approximately US$68,000 for damages against K&K and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and posted a bond of US$105,000 with the Alaska courts in connection with this appeal. In April 2004, the courts awarded US$104,000 to K&K and, on payment, agreed to release the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of profits and the co-defendant has cross-claimed against AGC, each of these claims being for as yet undisclosed amounts. Trial for the remaining issues is scheduled for January 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of NovaGold, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of a Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction of NovaGold since the commencement of NovaGold's last completed financial year or in any proposed transaction which has or will materially affect NovaGold except as follows:

A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non-interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 NovaGold set up a deferred compensation provision for the same amount as the loan. Annual forgiveness is charged against this compensation accrual.

On May 29, 2002, NovaGold settled a share loan comprised of 125,000 shares of NovaGold from a director and officer through an agreement to pay $550,000. At November 30, 2002, a loan of $117,000 was outstanding from a director and officer. During the year ended November 30, 2003, the balance was settled.

SpectrumGold has engaged an environmental assessment company where a director of NovaGold is a principal. During the year, SpectrumGold has incurred $15,000 of costs from this company.

During the year ended November 30, 2003, $263,000 (2002: $220,000) was paid to a law firm where a partner of the firm was an officer of NovaGold.

RELATIONSHIP BETWEEN NOVAGOLD AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of NovaGold or of an associate or affiliate of NovaGold, held by a professional person as referred to in section 106(2) of the Rules under the Securities Act (British Columbia), to the knowledge of NovaGold.

AUDITORS

The auditors of NovaGold are PricewaterhouseCoopers LLP at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the NovaGold Shares is Computershare, Suite 501, 1465 Brenton, Halifax, Nova Scotia, B3J 3T4.

MATERIAL CONTRACTS

The only agreements or contracts that NovaGold has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1.	Arrangement Agreement described under "The Arrangement – Arrangement Agreement".

2.	SpectrumGold Organization Agreement described under "SpectrumGold Inc. – General Development of the Business".

3.	Subscription Agreement between SpectrumGold and NovaGold dated for reference November 21, 2003.

4.	Agency Agreement between NovaGold, Salman Partners Inc. and Sprott Securities Inc. dated September 19, 2002.

5.	Underwriting Agreement between NovaGold, Salman Partners Inc., Canaccord, BMO Nesbitt Burns Inc. and First Associates Investments Inc. dated September 15, 2003.

A copy of any material contract or report may be inspected at any time up to the date of the Meeting during normal business hours at the business office of NovaGold at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8.

OTHER MATERIAL FACTS

There are no other material facts relating to NovaGold and not disclosed elsewhere in this Information Circular.

NOVAGOLD – POST-ARRANGEMENT

The Arrangement will result in SpectrumGold or Amalco, as the case may be, becoming a wholly-owned subsidiary of NovaGold. The following information is presented on a post-Arrangement basis and is reflective of the projected business, financial and share capital position of NovaGold – post-Arrangement. This section only includes information respecting SpectrumGold and NovaGold after the Arrangement that is materially different from information provided earlier in this Information Circular. See the various headings under "SpectrumGold Inc.", and "NovaGold Resources Inc." for additional information regarding SpectrumGold and NovaGold respectively. See also the Pro Forma Financial Statements of NovaGold attached hereto as Schedule "D".

NAME AND INCORPORATION

See "NovaGold Resources Inc. – Name and Incorporation". NovaGold's Memorandum of Association and Articles of Association and corporate existence are not affected by the Arrangement.

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, NovaGold will own all of the issued and outstanding SpectrumGold Shares.

DESCRIPTION OF THE BUSINESS

NovaGold will continue its present business after the Arrangement but will hold a larger portfolio of property interests and hold a higher percentage in those properties in which SpectrumGold and NovaGold hold interests in common.

USE OF AVAILABLE FUNDS

At February 29, 2004, 2004, NovaGold had working capital of approxmately $56 million and SpectrumGold had working capital of approximately $16 million for a combined working capital total of approximately $72 million. After completion of the Arrangement, NovaGold plans to use such working capital in the manner intended by each of NovaGold and SpectrumGold as disclosed under the heading "SpectrumGold Inc. - Selected Consolidated Financial Information" and "NovaGold Resources Inc. - Selected Consolidated Financial Information".

PRO FORMA FINANCIAL STATEMENTS

The NovaGold Pro Forma Financial Statements attached hereto as Schedule "D" give effect to the Arrangement on a pro forma basis and have been prepared on the basis of assumptions described in the notes thereto. These statements are not necessarily indicative of what the actual operating results or financial position would have been had the Arrangement occurred on the dates for the periods indicated and do not purport to indicate future results of operations.

AUTHORIZED AND ISSUED SHARE CAPITAL AND CONSOLIDATED CAPITALIZATION

Upon completion of the Arrangement, NovaGold's authorized capital will remain unchanged. Upon completion of the Arrangement, NovaGold will issue approximately 8,647,594 NovaGold Shares to acquire the SpectrumGold Shares and reserve a further approximately 1,634,074 NovaGold Shares for issue upon exercise of currently outstanding SpectrumGold Convertible Securities, assuming no SpectrumGold Convertible Securities are exercised between the date of this Information Circular and the closing of the Arrangement. Upon completion of the Arrangement, there will be approximately 62,856,206 NovaGold Shares issued and outstanding, assuming no convertible securities of SpectrumGold and NovaGold are exercised between the date of this Information Circular and the closing of the Arrangement. See "NovaGold Post-Arrangement – Options and Other Rights to Purchase Shares" below.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

For the details of the options, warrants and other rights to acquire NovaGold Shares to be outstanding on completion of the Arrangement, see "The Arrangement – SpectrumGold and NovaGold Convertible Securities".

PRINCIPAL HOLDERS OF VOTING SECURITIES (POST ARRANGEMENT)

To the knowledge of the directors and officers of SpectrumGold and NovaGold, at the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding NovaGold Shares.

ESCROWED SECURITIES

For the details of the securities of NovaGold to be held in escrow on completion of the Arrangement, see "NovaGold Resources Inc. – Escrowed Securities".

DIRECTORS AND OFFICERS

For details with respect to the directors and officers of NovaGold post-Arrangement, see "NovaGold Resources Inc. – Directors and Officers ".

EXECUTIVE COMPENSATION

The executives of NovaGold are expected to continue to receive the same compensation in respect of their services as they presently receive in their capacities with NovaGold.

RISK FACTORS

The risk factors disclosed under "SpectrumGold Inc. – Risk Factors" in respect of SpectrumGold's business as well as the risk factors disclosed under "NovaGold Resources Inc. – Risk Factors" in respect of NovaGold's business will apply to NovaGold upon completion of the Arrangement and should be considered in respect of the proposed business of NovaGold.

AUDITORS

The auditors of NovaGold will be PricewaterhouseCoopers LLP at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the NovaGold will be Computershare, Suite 501, 1465 Brenton, Halifax, Nova Scotia, B3J 3T4.

MATERIAL CONTRACTS

The agreements or contracts that NovaGold and/or SpectrumGold will be a party to and which may be reasonably regarded as being currently material, on a pro forma basis, upon the completion of the

Arrangement are as set forth under "SpectrumGold Inc. – Material Contracts" and "NovaGold Resources Inc. – Material Contracts".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at SpectrumGold's offices at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8.

OTHER MATERIAL FACTS

There are no other material facts relating to NovaGold, on a pro form basis, and not disclosed elsewhere in this Information Circular.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to SpectrumGold has been furnished by SpectrumGold. The information contained or referred to in this Information Circular with respect to NovaGold and NovaGold Sub has been furnished by NovaGold. SpectrumGold and its respective directors and officers have relied on the information relating to NovaGold and NovaGold Sub provided by NovaGold and take no responsibility for any errors in such information or omissions therefrom.

Additional information relating to SpectrumGold is available for review under SpectrumGold's profile at www.sedar.com. Holders of securities of SpectrumGold may request copies of the SpectrumGold's financial statements and management's discussion and analysis for its most recently completed financial year by contacting SpectrumGold at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49215, Vancouver, British Columbia, V7X 1K8.

Additional information relating to NovaGold is available for review under NovaGold's profile at www.sedar.com. Holders of securities of NovaGold may request copies of the NovaGold's financial statements and management's discussion and analysis for its most recently completed financial year by contacting NovaGold at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49215, Vancouver, British Columbia, V7X 1K8.

CERTIFICATE OF SPECTRUMGOLD INC.

The contents and sending of this Information Circular have been approved by the directors of SpectrumGold. The foregoing as it relates to SpectrumGold contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: June 3, 2004

"Rick Van Nieuwenhuyse"	"Robert J. MacDonald"

RICK VAN NIEUWENHUYSE	ROBERT J. MACDONALD
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
SPECTRUMGOLD INC.

"Michael H. Halvorson"	"Ronald K. Netolitzky"

MICHAEL H. HALVORSON	RONALD K. NETOLITZKY
Director	Director

CERTIFICATE OF NOVAGOLD RESOURCES INC.

The foregoing as it relates to NovaGold Resources Inc. contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: June 3, 2004

"Rick Van Nieuwenhuyse"	"Robert J. MacDonald"

RICK VAN NIEUWENHUYSE	ROBERT J. MACDONALD
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAGOLD RESOURCES INC.

"Gerald J. McConnell"	"George Brack"

GERALD J. MCCONNELL	GEORGE BRACK
Director	Director

SCHEDULE "A"

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.
 The business combination of SpectrumGold Inc. ("SpectrumGold") and NovaGold Resources Inc. ("NovaGold") by way of the Arrangement under Section 288 of the Business Corporations Act (British Columbia) (the "BCABC") which involves, based on tax advice received by SpectrumGold:

(a)
NovaGold Canada Inc. ("NovaGold Sub") amalgamating (the "Amalgamation") with SpectrumGold (the amalgamated company referred to as "Amalco") and SpectrumGold Shareholders (other than NovaGold) receiving one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the "Amalgamation Method"); or

(b)
NovaGold acquiring all of the issued and outstanding SpectrumGold Shares which it does not already own by issuing to the SpectrumGold Shareholders one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the "Acquisition Method"), such that in either case,

(c)
SpectrumGold Shareholders (other than NovaGold) will receive one (1) NovaGold Share for every 1.35 SpectrumGold Shares held by them and holders of SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth above and with corresponding changes to the exercise prices based on the exchange ratio set forth above (subject to certain adjustments to the exercise price of options) and having the same exercise and conversion periods as the securities exchanged therefor; and

(d) SpectrumGold or Amalco, as the case may be, will become a wholly-owned subsidiary of NovaGold,

all as more fully set forth in the Information Circular (as the Arrangement may be or may have been modified or amended), be, and is hereby, approved;

2.
The arrangement agreement (the "Arrangement Agreement") dated for reference June 3, 2004 among SpectrumGold, NovaGold and NovaGold Sub (as the same may be or may have been modified or amended), and the plan of arrangement (the "Plan of Arrangement") attached as Exhibit I thereto (as the same may be or may have been modified or amended), be, and are hereby, approved, ratified, confirmed and adopted;

3.
Notwithstanding that these resolutions have been passed (and the Arrangement approved) by the shareholders of SpectrumGold, the directors of SpectrumGold be, and are hereby, authorized and empowered: (i) to amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Supreme Court of British Columbia, the Arrangement Agreement and the Plan of Arrangement; and (ii) not to proceed with the Arrangement, without further approval of the holders of the shareholders of SpectrumGold;

4.
SpectrumGold be, and is hereby, authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended) and as described in the Information Circular;

5.
Any one officer or director of SpectrumGold be, and is hereby, authorized and directed for and on behalf of SpectrumGold to execute, under the seal of SpectrumGold or otherwise, and to deliver or cause to be delivered, the Final Order and such other documents as are necessary or desirable to the Registrar under the BCABC in accordance with the Arrangement Agreement and the Plan of Arrangement, including without limitation in connection with the Amalgamation, for filing; and

6.
Any one officer or director of SpectrumGold be, and is hereby, authorized and directed for and on behalf of SpectrumGold to execute or cause to be executed, under the seal of SpectrumGold or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

SCHEDULE "B"

SPECTRUMGOLD CONSOLIDATED FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We have read the information circular of SpectrumGold Inc. (the Company) dated June 3, 2004 relating to the proposed business combination of the Company and NovaGold Resources Inc. (NovaGold). We have complied with Canadian generally accepted standards for an auditor’s involvement with such a document.

We consent to the use in the above-mentioned information circular of our report to the shareholders of the Company on the balance sheet of the Company as at August 31, 2003 and the consolidated statements of operations and deficit and the statement of cash flow for the period then ended. Our report is dated September 11, 2003.

We also consent to the use in the above-mentioned information circular of our report to the shareholders of NovaGold on the balance sheets of NovaGold as at November 30, 2003 and November 30, 2002 and the consolidated statements of operations and deficit and the statements of cash flow for the three years then ended. Our report is dated March 3, 2004.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
June 3, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

SpectrumGold Inc.

Consolidated Financial Statements
August 31, 2003
(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

September 11, 2003

Auditors’ Report

To the Shareholders of
SpectrumGold Inc.

We have audited the consolidated balance sheet of SpectrumGold Inc. as at August 31, 2003 and the consolidated statements of operations and deficit and cash flows for the five-month period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and the results of its operations and its cash flows for the five-month period then ended in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

SpectrumGold Inc.
Consolidated Balance Sheet
As at August 31, 2003

(expressed in Canadian dollars)

$

Assets

Current assets
Cash and cash equivalents	1,505,787
Funds held in escrow (note 6)	1,353,400
GST receivable	13,627
Prepaids and advances	74,670

2,947,484

Mineral properties (note 4)	2,563,762

5,511,246

Liabilities

Current liabilities
Accounts payable and accrued liabilities	271,646
Amounts due to related parties (note 5)	469,541
Funds held in escrow (note 6)	1,353,400

2,094,587

Shareholders’ Equity

Common stock (note 6)	3,500,000

Deficit	(83,341)

3,416,659

5,511,246

Subsequent events (note 8)

Approved by the Board of Directors

“R.J. (Don) MacDonald" Director	“W. David Black” Director

SpectrumGold Inc.
Consolidated Statement of Operations and Deficit
For the five-month period ended August 31, 2003

(expressed in Canadian dollars)

$

Revenue	6,964
Interest income

Expenses
Legal	51,915
Government relations	22,597
Transfer agent fees	7,589
Industry membership fees	4,673
Permits and licenses	1,679
Consultants	1,000
Office and miscellaneous	852

90,305

Loss for the period and deficit - End of period	(83,341)

Loss per share
Basic and fully diluted	0.01

Weighted average number of shares outstanding	5,764,706

SpectrumGold Inc.
Consolidated Statement of Cash Flows
For the five-month period ended August 31, 2003

(expressed in Canadian dollars)

$

Cash flows from operating activities
Loss for the period	(83,341)
Changes in non-cash working capital items
Increase in GST receivable	(13,627)
Increase in prepaids and advances	(74,670)
Increase in accounts payable and accrued liabilities	271,646

100,008

Cash flows from financing activities
Proceeds from issuance of common shares	1,500,000
Increase in amounts due to related parties	469,541

1,969,541

Cash flows from investing activities
Expenditures on mineral properties and related deferred costs	(563,762)

Increase in cash and cash equivalents - End of period	1,505,787

Supplemental information
Issuance of common shares in exchange for mineral properties (note 4)	2,000,000

SpectrumGold Inc.
Notes to Consolidated Financial Statements
August 31, 2003

(expressed in Canadian dollars)

1

Nature of operations

SpectrumGold Inc. (the Company) was formed on March 31, 2003 for the purpose of exploring mineral properties in Canada. The Company is exploring certain Yukon and British Columbia exploration properties owned or under option.

Although the Company entered into the Organization Agreement with NovaGold Resources Inc. (NovaGold), Viceroy Resource Corporation (Viceroy), and 650399 BC Ltd. (BC Ltd). On May 1, 2003 (see notes 3 and 6), the final transfer of assets and issuance of shares occurred on June 30, 2003.

The underlying value of the Company’s mineral properties and the recoverability of its mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves, the Company's ability to obtain the necessary financing to complete the exploration and development of its mineral properties and the future profitable production or proceeds from the disposition of its properties. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2

Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of SpectrumGold Inc. and its wholly owned subsidiary BC Ltd.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have economically recoverable reserves or significant mineralization which in the view of management justify additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

(1)

SpectrumGold Inc.
Notes to Consolidated Financial Statements
August 31, 2003

(expressed in Canadian dollars)

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured. The Company has chosen not to adopt early the new Canadian standard for impairment of long-lived assets.

Mineral property option and royalty agreements

Option payments and certain royalties are payable at the discretion of the Company and, accordingly, are accounted for on a cash basis.

Financial instruments

The fair values of the Company’s monetary assets and liabilities approximate their carrying values.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income tax payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income taxes are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Earnings (loss) per share

Basic earnings (loss) per common share are calculated based on the weighted average number of common shares outstanding.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of mineral properties. Actual results could differ from those reported.

3

Acquisition of 650399 BC Ltd.

On June 30, 2003, the Company acquired all the issued and outstanding shares of BC Ltd by an exchange for shares, on a one-for-one basis. The Company was specifically formed to complete this acquisition under the terms of an organization agreement (the Organization Agreement) dated May 1, 2003 between NovaGold, Viceroy, BC Ltd and the Company.

(2)

SpectrumGold Inc.
Notes to Consolidated Financial Statements
August 31, 2003

(expressed in Canadian dollars)

For the purposes of financial statement disclosure, the transactions that occurred in BC Ltd. which were all completed in June 2003, have been reflected in these financial statements as though they occurred in the Company. The acquisition of mineral properties by BC Ltd is described in note 4, and the issuance of shares by BC Ltd is shown in note 6.

4	Mineral properties and related deferred costs

			Balance -
			August 31,
	Acquisition	Expenditures	2003
	$	$	$
Yukon
Harlan	32,908	425	33,333
McQuesten	924,794	251,086	1,175,880
Sprogge	37,957	425	38,382
Klondike	4,341	425	4,766
Brewery Creek	997,000	75,350	1,072,350

British Columbia
Telegraph Creek	1,000	-	1,000
Copper Canyon	1,000	-	1,000
Big Sheep	1,000	-	1,000
Galore Creek	-	236,051	236,051
	2,000,000	563,762	2,563,762

Acquisition of properties

Pursuant to the Organization Agreement, NovaGold agreed to transfer its rights to the McQuesten, Harlan, Sprogge and Klondike properties in the Yukon to SpectrumGold, and Viceroy agreed to transfer an option in the Brewery Creek project in the Yukon and its rights to the Telegraph Creek, Copper Canyon and Big Sheep properties located in British Columbia. Both parties transferred their respective properties at the estimated fair value of $1,000,000 to SpectrumGold in exchange for 4,000,000 common shares at a price of $0.25 per share (note 6).

(3)

SpectrumGold Inc.
Notes to Consolidated Financial Statements
August 31, 2003

(expressed in Canadian dollars)

McQuesten, Yukon

Pursuant to an option agreement dated April 10, 1997, Eagle Plains Resources, Ltd. and Miner River Resources, Ltd. (collectively Eagle Plains) acquired the right to acquire a 100% interest in the McQuesten property subject to a 2% net smelter return royalty reserved to the original owner. On October 1, 1997, Eagle Plains granted Viceroy the right to acquire a 70% interest in Eagle Plains’ interest in the McQuesten property. Viceroy assigned this right to NovaGold on April 26, 1999 and NovaGold assigned this right to BC Ltd. SpectrumGold has the right to acquire a 70% interest by spending $875,000 (which has already been expended); fulfilling all obligations pursuant to the underlying option; and completing a 10,000 foot drilling program on or before October 1, 2003. Upon earning its 70% interest, SpectrumGold and Eagle Plains will enter into a joint venture agreement. The underlying option requires annual advance minimum royalty payments of $20,000.

Sprogge, Yukon

The Company has assumed NovaGold’s interest in an option/joint venture agreement with Newmont Mining Corporation (formerly, Battle Mountain Canada) (Newmont). Under the terms of the agreement, the Company is the operator with respect to exploration programs for the property. The Company’s interest in the property may increase as it funds the ongoing exploration and development expenditures. SpectrumGold’s interest in the property at August 31, 2003 was 77.6% with Newmont having a 22.4% interest.

Brewery Creek, Yukon

BC Ltd acquired an option from Viceroy to acquire certain mining claims and leases around the Brewery Creek mine by expending $750,000 on exploration on the properties by June 30, 2006. The Company also has the right to purchase certain mining assets and infrastructure at the Brewery Creek mine, any time after December 31, 2004 and before July 1, 2008, for $1.6 million, less the attributed value of any mining assets sold by Viceroy prior to the exercise.

Galore Creek, British Columbia

On July 31, 2003, the Company entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek gold-silver-copper deposit located in northwestern British Columbia. Under the option, the Company can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

(4)

SpectrumGold Inc.
Notes to Consolidated Financial Statements
August 31, 2003

(expressed in Canadian dollars)

5

Related party transactions

Operational expenditures of $469,541 were paid (at cost) by shareholders of the Company in the period to August 31, 2003. This amount was still outstanding at the period end.

Legal fees of $51,000 were paid to a law firm of which a director is a partner, of which $6,000 was outstanding at August 31, 2003.

See also notes 3, 4 and 6 for other related party transactions.

6	Capital stock Authorized 100,000,000 common shares without par value 100,000,000 first preferred shares without par value 100,000,000 second preferred shares without par value Issued

	Number of	Ascribed
	shares	value
		$

Issued during the period
For cash pursuant to Organization Agreement	4,000,000	1,000,000
For transfer of mineral properties	8,000,000	2,000,000
For cash pursuant to private placement	2,000,000	500,000

Balance - August 31, 2003	14,000,000	3,500,000

Pursuant to the Organization Agreement made as of May 1, 2003, NovaGold and Viceroy both agreed to transfer certain properties to the Company, as described in note 3, at the estimated fair value of $1,000,000 to each company, in exchange for 4,000,000 common shares each at a price of $0.25 per share.

In addition, Viceroy and NovaGold each subscribed for $500,000 of shares of the Company at a price of $0.25 per share for a total of 2,000,000 common shares to each party. Certain directors and senior officers of the Company also subscribed on a private placement basis for a total of 2,000,000 shares of the Company at the same price of $0.25 per share.

(5)

SpectrumGold Inc.
Notes to Consolidated Financial Statements
August 31, 2003

(expressed in Canadian dollars)

Special warrants

In June, the Company completed a special warrant financing totalling $1,353,400 at $0.40 per special warrant. The entire amount of the proceeds are being held in trust. Each special warrant will be deemed, on the date that the common shares first become listed on either the Toronto Stock Exchange or the TSX Venture Exchange, to be exercised by the holder, without any further action on the part of the holder and without payment of any additional consideration therefore, for one common share, subject to adjustment as provided in the special warrants. Certain directors and senior officers of the Company subscribed for special warrants for $70,000.

If the listing does not complete prior to October 27, 2003, the special warrants holder may request in writing to the Company and the escrow agent for a period of 30 days after the expiry date that all subscription funds advanced to the Company hereunder be repaid forthwith with interest to the holders. However, if the Company does not receive notice prior to the end of the notice period, any unexercised special warrants will be deemed, immediately upon the expiry of the notice period, to be exercised by the holder without any further action on the part of the holder.

7	Taxation At August 31, 2003, the Company is showing a loss on operations of $83,341; therefore, no tax liability is anticipated.

8

Subsequent events

Subsequent to August 31, 2003, the Company signed an agreement with Eagle Plains Resources, Ltd. (Eagle Plains) to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Company’s Galore Creek project in northwestern British Columbia. The Company has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years (a minimum of $300,000 annually) and issuing 400,000 shares of the Company over the first three years. The Company may earn in an additional 20% interest in the project for a total of 80% by paying Eagle Plains $1 million and completing a feasibility study on the project by no later than September 2011. The Company, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement, the property owner is selling his interest for total payments of $250,000 to be made by May 30, 2008, subject only to retaining a two percent net smelter royalty after these payments are made.

Subsequent to August 31, 2003, the Company entered into an agreement with NovaGold for NovaGold to purchase 3,500,000 shares of the Company at $0.75 per share for a cash consideration of $2,625,000. Under this transaction, NovaGold will maintain a controlling interest in the Company after all special warrants are exercised into common shares.

(6)

SpectrumGold Inc.

Interim Consolidated Financial Statements
(Unaudited)
November 30, 2003
(expressed in Canadian dollars)

SpectrumGold Inc.
Interim Consolidated Balance Sheet (Unaudited)
As at November 30, 2003

(expressed in Canadian dollars)

	November 30,	August 31,
	2003	2003
	$	$

Assets

Current assets
Cash and cash equivalents	17,604,830	1,460,787
Restricted cash	53,500	45,000
Funds held in escrow	-	1,353,400
GST receivable	133,174	13,627
Prepaids and advances	8,169	74,670

	17,799,673	2,947,484

Mineral properties (note 2)	4,471,265	2,563,762

	22,270,938	5,511,246

Liabilities

Current liabilities
Accounts payable and accrued liabilities	613,972	271,646
Amounts due to related party (note 3)	712,369	469,541
Funds held in escrow	-	1,353,400

	1,326,341	2,094,587

Shareholders’ Equity

Capital stock (note 4)	21,346,569	3,500,000

Deficit	(401,972)	(83,341)

	20,944,597	3,416,659

	22,270,938	5,511,246

Approved by the Board of Directors

(signed) R.J. MacDonald Director	(signed) Rick Van Nieuwenhuyse Director

SpectrumGold Inc.
Interim Consolidated Statement of Operations and Deficit
(Unaudited)
For the three-month period ended November 30, 2003

(expressed in Canadian dollars)

$

Revenue
Interest income	31,573

Expenses
Accounting and audit	11,379
Consultants	35,291
Foreign exchange	(5,911)
Government relations	11,638
Legal	46,750
Management fees (note 3)	140,000
Office and miscellaneous	22,452
Regulatory and stock exchange fees	88,605

350,204

Loss for the period	(318,631)

Deficit - Beginning of period	(83,341)

Deficit - End of period	(401,972)

Loss per share - basic and fully diluted	0.02

Weighted average number of shares outstanding	17,755,593

SpectrumGold Inc.
Interim Consolidated Statement of Cash Flows (Unaudited)
For the three-month period ended November 30, 2003

(expressed in Canadian dollars)

$

Cash flows from operating activities
Loss for the period	(318,631)
Changes in non-cash working capital items
Increase in GST receivable	(119,547)
Decrease in prepaids and advances	66,501
Increase in accounts payable and accrued liabilities	216,587

(155,090)

Cash flows from financing activities
Proceeds from issuance of common shares (note 4)	17,846,569
Increase in amounts due to related party	242,828

18,089,397

Cash flows from investing activities
Expenditures on mineral properties and related deferred costs	(1,907,503)
Increase in accounts payable and accrued liabilities	125,739

(1,781,764)

Increase in cash and cash equivalents	16,152,543

Cash and cash equivalents - Beginning of period	1,505,787

Cash and cash equivalents - End of period	17,658,330

SpectrumGold Inc.
Notes to Interim Consolidated Financial Statements
(Unaudited)
November 30, 2003

(expressed in Canadian dollars)

1

Nature of operations

SpectrumGold Inc. (the Company) was formed on March 31, 2003 for the purpose of carrying out the exploration of mineral properties in Canada. The Company is exploring certain early stage Yukon exploration properties and British Columbia mineral assets owned or under option.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in note 2 to the audited consolidated financials statements for its first fiscal year ended August 31, 2003.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company’s financial position as of November 30, 2003, the results of its operations and its cash flows for the three-month period ended November 30, 2003. The results of operations and cash flows are not necessarily indicative of future results of operations or cash flows.

2	Mineral properties and related deferred costs

	Balance-		Balance -
	August 31,		November 30,
	2003	Expenditures	2003
	$	$	$

Yukon
Harlan	33,333	225	33,558
McQuesten	1,175,880	210,373	1,386,253
Sprogge	38,382	275	38,657
Klondike	4,766	275	5,041
Brewery Creek	1,072,350	54,156	1,126,506

British Columbia
Telegraph Creek	1,000	-	1,000
Copper Canyon	1,000	-	1,000
Big Sheep	1,000	-	1,000
Galore Creek	236,051	1,642,199	1,878,250

	2,563,762	1,907,503	4,471,265

On September 18, 2003, the Company entered into an agreement in principle to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Company’s Galore Creek Project in northwestern British Columbia. The Company has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 400,000 shares of SpectrumGold over the first three years following execution of the formal earn-in agreement, of which 100,000 shares will be issuable upon such execution and 100,000 shares on each of the next three anniversary dates thereafter. The Company may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. The

(1)

SpectrumGold Inc.
Notes to Interim Consolidated Financial Statements
(Unaudited)
November 30, 2003

(expressed in Canadian dollars)

Company, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made.

3

Related party transactions

During the quarter ended November 30, 2003, the Company’s parent company, NovaGold Resources Inc. (NovaGold), paid $103,000 of expenses directly for the Company and charged a management fee of $140,000 which included $80,000 for salaries and benefits and $60,000 for office expenses and insurance costs. The total amount due to related parties was $712,000 at November 30, 2003. Subsequent to the period end, all amounts were repaid in full.

Legal fees of $31,000 were paid to a law firm of which a director is a partner, of which nil was outstanding at November 30, 2003.

4	Capital stock Authorized 100,000,000 common shares without par value 100,000,000 first preferred shares without par value 100,000,000 second preferred shares without par value Issued

	Number of	Ascribed
	shares	value
		$

Balance - August 31, 2003	14,000,000	3,500,000

Issued during the period
For cash pursuant to private placements (net)	8,080,000	16,493,169
For cash pursuant to special warrants	3,383,500	1,353,400

Balance - November 30, 2003	25,463,500	21,346,569

On October 7, 2003, the Company completed a private placement with its majority shareholder, NovaGold to purchase 3,500,000 shares at $0.75 for total proceeds of $2,625,000.

(2)

SpectrumGold Inc.
Notes to Interim Consolidated Financial Statements
(Unaudited)
November 30, 2003

(expressed in Canadian dollars)

On November 21, 2003, the Company completed separate private placements with Canaccord Capital Corporation (Canaccord) and NovaGold for total net proceeds of $13,868,000. The Company issued 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share to NovaGold and 2,000,000 shares at $3.10 per share to clients of Canaccord. The Company also issued 100,000 brokers warrants to Canaccord exercisable into 100,000 common shares at $3.45 per share on or before November 21, 2004.

Special warrants

In June 2003, the Company completed a special warrant financing totalling $1,353,400 at $0.40 per special warrant. The entire proceeds were initially held in trust. Under terms of the special warrant, each Special Warrant was deemed, on October 27, 2003, the date that the common shares first became listed on the Toronto Stock Exchange, to be exercised by the holder into one common share of the Company. Upon the deemed exercise, the warrant holders received a total of 3,383,500 common shares of the Company and the funds were released from escrow to the Company’s bank account. Current directors and senior officers of the Company subscribed for $325,000 of special warrants.

(3)

SpectrumGold Inc.

Interim Consolidated Financial Statements
(Unaudited)
February 29, 2004
(expressed in Canadian dollars)

SpectrumGold Inc. Interim Consolidated Balance Sheet (Unaudited)

(expressed in thousands of Canadian dollars)

	February 29,	August 31,
	2004	2003
	$	$
		(Audited)
Assets

Current assets
Cash and cash equivalents	16,297,905	1,505,787
Restricted cash	53,500	1,353,400
GST receivable	101,680	13,627
Prepaids and advances	5,223	74,670

	16,458,308	2,947,484
Investments (market value - $406,000)	248,800	-

Capital assets	1,224	-

Mineral properties and related deferred costs (note 2)	4,898,041	2,563,762

	21,606,373	5,511,246

Liabilities

Current liabilities
Accounts payable and accrued liabilities	400,085	271,646
Amounts due to related party (note 3)	176,071	469,541
Funds held in escrow	-	1,353,400

	576,156	2,094,587

Shareholders' Equity

Capital stock (note 4)	21,509,777	3,500,000

Deficit	(479,560)	(83,341)

	21,030,217	3,416,659

	21,606,373	5,511,246

Subsequent events (note 6)

Approved by the Board of Directors

(signed) Robert J. MacDonald	Director	(signed) Rick Van Nieuwenhuyse	Director

SpectrumGold Inc. Interim Consolidated Statement of Earnings (Unaudited)

(expressed in thousands of Canadian dollars)

	Three months	Six months
	ended	ended
	February 29,	February 29,
	2004	2004
	$	$

Revenue
Interest income	94,992	126,565

Expenses
Administration	6,851	16,670
Depreciation and amortization	21	21
Foreign exchange	1,536	(4,374)
Investor and government relations	41,114	68,486
Management fee	108,000	248,000
Mineral property recovery in excess of cost	(68,800)	(68,800)
Professional fees	50,787	138,916
Regulatory and stock exchange fees	33,071	123,865

	172,580	522,784

Loss for the period	(77,588)	(396,219)

Deficit - Beginning of period	(401,972)	(83,341)

Deficit - End of period	(479,560)	(479,560)

Basic and fully diluted loss per share	(0.00)	(0.02)

Weighted average number of shares outstanding	25,480,764	17,772,857

Note

No comparative figures are provided as the Company was incorporated subsequent to February 28, 2003.

SpectrumGold Inc. Interim Consolidated Statement of Cash Flows (Unaudited)

(expressed in thousands of Canadian dollars)

	Three months	Six months
	ended	ended
	February 29,	February 29,
	2004	2004
	$	$

Cash flows from operating activities
Loss for the period	(77,588)	(396,219)
Changes in non-cash working capital items
Depreciation and amortization	21	21
Decrease (increase) in GST receivable	31,494	(88,053)
Decrease in prepaids and advances	2,946	69,447
Decrease in accounts payable and accrued liabilities	(429,218)	(212,631)
Mineral property recovery in excess of costs	(68,800)	(68,800)

	(541,145)	(696,235)

Cash flows from financing activities
Net proceeds from issuance of common shares (note 4)	(1,042)	16,567,127
Proceeds from special warrants	-	1,353,400
Proceeds from issuance of stock options (note 4)	89,250	89,250
Decrease in amounts due to related party	(536,298)	(293,470)

	(448,090)	17,716,307

Cash flows from investing activities
Investments	(180,000)	(180,000)
Purchases of capital assets	(1,245)	(1,245)
Increase in restricted cash	-	(53,500)
Expenditures on mineral properties and related deferred costs - net	(351,776)	(2,334,279)
Increase in accounts payable and accrued liabilities	215,331	341,070

	(317,690)	(2,227,954)

Increase in cash and cash equivalents during the period	(1,306,925)	14,792,118

Cash and cash equivalents - Beginning of period	17,604,830	1,505,787

Cash and cash equivalents - End of period	16,297,905	16,297,905

Supplemental disclosure
Shares received for option agreement	68,800	68,800
Shares issued for property option agreement	(75,000)	(75,000)

Note

No comparative figures are provided as the Company was incorporated subsequent to February 28, 2003.

SpectrumGold Inc. Notes to Interim Consolidated Financial Statements (Unaudited) February 29, 2004

(expressed in thousands of Canadian dollars)

1	Nature of operations

SpectrumGold Inc. (the Company) was formed on March 31, 2003 for the purpose of carrying out the exploration of mineral properties in Canada. The Company is exploring certain early stage Yukon exploration properties and British Columbia mineral assets owned or under option.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in note 2 to the audited consolidated financials statements for its first fiscal year ended August 31, 2003.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company's financial position as of February 29, 2004, the results of its operations and its cash flows for the three-month and six-month periods ended February 29, 2004. The results of operations and cash flows are not necessarily indicative of future results of operations or cash flows.

2	Mineral properties and related deferred costs

	Balance -		Balance -
	November 30,		February 29,
	2003	Expenditures	2004
	$	$	$

Yukon
Harlan	33,558	1,613	35,171
McQuesten	1,386,254	18,672	1,404,926
Sprogge	38,657	150	38,807
Klondike	5,041	-	5,041
Brewery Creek	1,126,506	12,615	1,139,121

British Columbia
Galore Creek	1,878,249	306,926	2,185,175
Copper Canyon	1,000	86,500	87,500
Other	2,000	300	2,300

	4,471,265	426,776	4,898,041

3	Related party transactions

During the quarter ended February 29, 2004, $712,000 was repaid to the Company's parent, NovaGold Resources Inc. (NovaGold). During the period, the Company was charged $108,000 for management fees, $56,000 for allocation of wages and $12,000 for operational expenditures paid by NovaGold on the Company's behalf. The total amount due to related parties was $176,000 at February 29, 2004. Subsequent to the period-end, all amounts were repaid in full.

(1)

SpectrumGold Inc. Notes to Interim Consolidated Financial Statements (Unaudited) February 29, 2004

(expressed in thousands of Canadian dollars)

During the six months ended February 29, 2004, the Company was charged total management fees of $248,000.

Legal fees were paid to a law firm of which a director was a partner (until December 31, 2003) of $38,000 for the three months ended February 29, 2004, and $69,000 for the six months then ended. $3,000 was outstanding at February 29, 2004.

4	Capital stock

Authorized
100,000,000 common shares without par value
100,000,000 first preferred shares without par value
100,000,000 second preferred shares without par value

Issued

	Number of	Ascribed
	shares	value
		$
Balance - November 30, 2003	25,463,500	21,346,569

Issued during the period
For fees pursuant to private placements	-	(1,042)
For cash pursuant to stock options	119,000	89,250
For property option agreement	100,000	75,000

Balance - February 29, 2004	25,682,500	21,509,777

5	Stock options

The Company has adopted the recommendations for accounting for stock options as required by CICA Handbook section 3870 - Stock-based Compensation and other Stock-based Payments (CICA 3870). CICA 3870 established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to awards grants on or after the date of adoption.

As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees under our stock-based compensation plan. Accordingly, no compensation cost will be recognized for stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided the

(2)

SpectrumGold Inc. Notes to Interim Consolidated Financial Statements (Unaudited) February 29, 2004

(expressed in thousands of Canadian dollars)

pro forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation.

Had the Company determined compensation costs for the Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Three months	Six months
	ended	ended
	February 29,	February 29,
	2004	2004
	$	$

Net loss for the period
As reported	(77,588)	(396,219)
Pro forma	(848,466)	(1,167,097)

Basic and diluted loss per share
As reported	(0.00)	(0.02)
Pro forma	(0.03)	(0.07)

The fair values of options included in the pro forma amounts presented above have been estimated using a price model. Assumptions used in the pricing model are as follows:

February 29,
2004
$

Average risk-free interest rate	2.71%
Expected life	3 years
Expected volatility	62%
Expected dividends	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(3)

SpectrumGold Inc. Notes to Interim Consolidated Financial Statements (Unaudited) February 29, 2004

(expressed in thousands of Canadian dollars)

6	Subsequent events

Subsequent to February 29, 2004, the Company:

	a)	Issued 97,177 shares and paid $98,000 to Silver Standard Resources Inc. (Silver Standard) and Doublestar Resources Ltd., respectively, to acquire 100% interests in the Jack and Sphaler Creek properties in the Liard Mining District, British Columbia.

	b)	Agreed to issue 118,002 shares and 41,998 shares to Silver Standard and Teck Cominco Limited, respectively for 100% interests in their Copper Canyon and Paydirt properties in the Liard Mining District, British Columbia.

	c)	The Company signed an agreement with Pioneer Metals Corporation (Pioneer Metals) to acquire a 60% interest in the Grace property in the Liard Mining District, British Columbia and subscribed for $1 million in units of Pioneer Metals at $0.255 per unit. Each unit consisting of one share and one-half share purchase warrant with each warrant being exercisable for two years into one share of Pioneer Metals at a price of $0.35 per share. Under the agreement, the Company is committed to spend a minimum of $1 million over two years, and in order to earn its interest it must spend a total of $5 million over five years on exploration expenditures.

	d)	On March 30, 2004, the Company announced that it had entered into an agreement with its parent NovaGold under which their businesses would be combined and NovaGold would acquire, through a plan of arrangement, all of the approximately 44% of the common shares of the Company not currently held by NovaGold. Under the plan of arrangement, NovaGold will acquire all of the 11,600,000 publicly held common shares of the Company (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) would be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. Shareholders of SpectrumGold would receive in total approximately 8,600,000 (10,500,000 fully diluted) common shares of NovaGold Resources Inc. representing 13.7% (16.2% fully diluted) of the total 62,700,000 (64,700,000 fully diluted) common shares of NovaGold that would then be outstanding. The completion of the transaction is subject to regulatory and SpectrumGold shareholder approval and to satisfactory receipt of fairness opinions and a valuation.

(4)

SCHEDULE "C"

NOVAGOLD CONSOLIDATED FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We have read the information circular of SpectrumGold Inc. (the Company) dated June 3, 2004 relating to the proposed business combination of the Company and NovaGold Resources Inc. (NovaGold). We have complied with Canadian generally accepted standards for an auditor’s involvement with such a document.

We consent to the use in the above-mentioned information circular of our report to the shareholders of the Company on the balance sheet of the Company as at August 31, 2003 and the consolidated statements of operations and deficit and the statement of cash flow for the period then ended. Our report is dated September 11, 2003.

We also consent to the use in the above-mentioned information circular of our report to the shareholders of NovaGold on the balance sheets of NovaGold as at November 30, 2003 and November 30, 2002 and the consolidated statements of operations and deficit and the statements of cash flow for the three years then ended. Our report is dated March 3, 2004.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
June 3, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Consolidated Financial Statements
November 30, 2003, 2002 and 2001

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]	[signed: R. J. (Don) MacDonald]

Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
March 3, 2004

Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended November 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

[signed: PricewaterhouseCoopers LLP]

Chartered Accountants

Vancouver, B.C.
Canada
March 3, 2004

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Balance Sheets
As at November 30, 2003 and 2002

	in thousands of Canadian dollars

	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	59,747	20,387
Restricted cash	54	-
Accounts receivable	189	2,021
Amounts receivable from related party (note 12(a))	13	128
Inventory - other	99	92
Deposits and prepaid amounts	733	264
	60,835	22,892
Officer loan receivable (note 12(a))	215	227
Land	1,683	1,552
Property, plant and equipment (note 4)	660	337
Mineral properties and related deferred costs (note 6)	36,330	27,403
Investments (note 5)	130	207
Reclamation deposit (note 8(b))	105	105
	99,958	52,723
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,775	6,106
Loan payable (note 7)	200	200
Provision for reclamation costs (note 8)	1,136	-
	6,111	6,306

Deferred tenant inducements	119	-
Provision for reclamation costs (note 8)	536	1,496
Minority interest (note 3)	9,130	-
	15,896	7,802
Shareholders’ equity
Share capital (note 9) - no par value
Authorized
100,000,000 common shares and 10,000,000 preferred shares
Issued
53,026,814 common shares (2002- 42,494,815)	157,475	111,404
Contributed surplus	820	820
Stock-based compensation (note 9(d))	23	-
Deficit	(74,256)	(67,303)
	84,062	44,921
	99,958	52,723
Nature of operations (note 1)
Commitments and contingencies (note 11)

[signed: Rick Van Nieuwenhuyse]		[signed: James Philip]
	Director		Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Statements of Operations and Deficit
For the years ended at November 30, 2003, 2002 and 2001

	in thousands of Canadian dollars

	2003	2002	2001
	$	$	$
Revenue
Land, gravel, gold and other revenue	1,246	2,124	2,800
Interest income	346	196	24
	1,592	2,320	2,824

Cost of sales	333	238	293
	1,259	2,082	2,531

Expenses and other
Corporate development and communication	772	1,425	611
Exploration	120	-	-
Foreign exchange (gain) loss	1,111	(303)	167
Gain on settlement of convertible royalty	-	(105)	-
General and administrative	1,834	1,209	476
Interest on convertible debt instruments	-	62	324
Murray Brook mine site maintenance	-	39	145
Professional fees	836	1,401	463
Stock-based compensation (note 9(d))	23	-	-
Wages and benefits	1,927	898	430
Write-down of mineral properties	1,586	913	565
Write-down of investments (note 5)	105	-	75
Write-off of accounts payable	-	-	(231)
	8,314	5,539	3,025

Loss from equity investment (note 3)	(36)	-	-
Minority interest (note 3)	138	-	-
Loss for the year	(6,953)	(3,457)	(494)
Deficit - Beginning of year	(67,303)	(63,846)	(63,352)
Deficit - End of year	(74,256)	(67,303)	(63,846)

Loss per share (note 10)
Basic and diluted	(0.14)	(0.10)	(0.02)

Weighted average number of shares	48,683,103	35,929,200	24,790,510

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Statement of Cash Flows
For the years ended at November 30, 2003, 2002 and 2001

	in thousands of Canadian dollars

	2003	2002	2001
	$	$	$

Cash flows from (used in) operating activities
Loss for the year	(6,953)	(3,457)	(494)
Items not affecting cash
Accretion of interest on convertible instruments	-	62	222
Amortization	158	275	233
Foreign exchange loss	773	60	38
Gain on settlement of convertible royalty	-	(105)	-
Loss from equity investment	36	-	-
Minority interest	(138)	-	-
Reclamation expenditures	-	-	(91)
Stock-based compensation	23	-	-
Write-down of mineral properties	1,586	913	565
Write-down of investments	105	-	75
	(4,410)	(2,252)	548
Net change in non-cash working capital
(Increase) decrease in accounts receivable, deposits
and prepaid amounts	1,517	(1,564)	(705)
(Increase) decrease in inventory	(7)	(81)	80
Increase (decrease) in accounts payable and accrued liabilities	(2,102)	2,460	982
	(5,002)	(1,437)	905
Cash flows from financing activities
Proceeds from issuance of common shares - net	46,071	36,734	3,663
Repayment of convertible debenture	-	-	(690)
Repayment of convertible royalty	-	(1,139)	(185)
Directors’ loans	-	-	(270)
	46,071	35,595	2,518
Cash flows used in investing activities
Acquisition of property, plant and equipment	(612)	(229)	(13)
Tenant inducements	119	-	-
Acquisition of subsidiary (note 3)	(2,213)	-	-
Cash acquired with subsidiary (note 3)	1,504	-	-
Financing of subsidiary (note 3)	7,048	-	-
Increase in restricted cash	(54)	-	-
Expenditures on mineral properties and related deferred costs - net	(7,296)	(13,964)	(3,404)
Increase in accounts payable and accrued liabilities	679	-	-
	(825)	(14,193)	(3,417)

Effect of exchange rate changes on cash and cash equivalents	(884)	-	-
Increase in cash and cash equivalents during the year	39,360	19,965	6
Cash and cash equivalents - Beginning of year	20,387	422	416
Cash and cash equivalents - End of year	59,747	20,387	422

Supplemental non-cash financing and investing activities (note 15)

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company plans to fund its operations and activities in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc., its controlled subsidiary, SpectrumGold Inc. (SpectrumGold) and its material wholly owned subsidiaries, Alaska Gold Company and NovaGold Resources Alaska, Inc.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States. All inter-group transactions are eliminated on consolidation.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered over time. Gold royalties and incidental gold production revenues earned from placer mining activities carried out on the Company’s land and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Inventories

Inventories are valued at the lower of average cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straightline basis at annual rates of 30% and 20%, respectively.

Investments

The Company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

2. Accounting policies (cont.)

Land and gravel resource

Land is recorded at cost, and at the time of acquisition, cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Revenue is recorded upon transfer of title to the purchaser and cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to recoverable value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year, which is estimated to approximate the useful life of the estimated resources.

Mineral properties and related deferred costs

Exploration costs are charged to operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized. The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned, or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscount-ed basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value in accordance with the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-Lived Assets” which the Company adopted on December 1, 2002. This has not impacted the financial statements.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify legal title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the Company’s option and royalty payments received are in excess of costs incurred and are then credited to income.

Reclamation costs

Effective December 1, 2002, the Company adopted the new standard of the CICA relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard the liability is accreted over time through periodic charges to earnings. A corresponding increase to the

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

carrying amount of the related asset is recorded and depreciated over the life of the asset.

The implementation of this standard was not material to the Company.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Earnings per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share for all years presented. The exercise of outstanding stock options, warrants and convertible securities would be anti-dilutive.

Financial instruments

The fair values of the Company’s monetary assets and liabilities approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick (note 7), the fair value of which cannot be determined.

Stock option plan

The Company has a stock option plan which is described in note 9(d).

Effective December 1, 2002, the Company adopted the new recommendations for accounting for stock options as required by CICA Handbook Section 3870 Stock-based Compensation and other Stock-based Payments ("CICA 3870"). As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees and directors under our stock-based compensation plan. Accordingly, no compensation costs are recognized for employee’s and director’s stock options whose exercise price was equal to the market price on the date of the grant. Options granted to non-employees are recognized as an expense at fair value.

The Company plans to adopt the revised requirements of CICA Handbook Section 3870 on December 1, 2003 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported periods. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

3. Business acquisition

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company initially accounted for this investment using the equity method from this date until it acquired a controlling interest on August 12, 2003.

On August 12, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,000 from Quest Capital Corp. (Quest). This acquisition was accounted for using the purchase method and the results of operations for SpectrumGold are included in the Company’s consolidated financial statements from this date.

On October 8, 2003, the Company acquired an additional 8.17% for a total of 67.34% interest in SpectrumGold by purchasing 3,500,000 shares for cash of $2,625,000 directly from SpectrumGold.

In June 2003, SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant. The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold’s financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to special warrant holders reducing the Company’s interest in SpectrumGold to 56.43%.

On November 21, 2003, SpectrumGold completed a private financing and issued 2,000,000 common shares for proceeds of $5,695,000, net of share issuance costs of $505,000. Contemporaneously, the Company acquired an additional 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share for total cash of $8,173,000 and maintained 56.41% ownership in SpectrumGold.

SpectrumGold has an August 31 year end. The deficit for the period between August 12, 2003 to November 30, 2003 of $319,000 has been consolidated into the Company’s statement of operations and deficit.

The values assigned to the net assets acquired August 12, 2003 are as follows:

$

Cash	1,504
Restricted cash	1,353
Other receivables	27
Mineral properties[1]	2,290
Restricted cash	(1,353)
Amounts payable	(379)

Net assets acquired	3,442
1 Fair value adjustment of $1,142,000 was allocated to the Galore Creek property (see note 6).

Additional investments made in SpectrumGold resulted in an additional net fair value adjustment of $813,000 for a total fair value adjustment of $1,955,000 allocated to the Galore Creek property.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

4. Property, plant and equipment

	in thousands of Canadian dollars

			2003
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	364	150	214
Office furniture and equipment	367	127	240
Leasehold improvement	153	13	140
Gravel resource	740	674	66
	1,624	964	660

			2002

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	915	824	91
Office furniture and equipment	249	143	106
Gravel resource	740	600	140
	1,904	1,567	337

5. Investments
	in thousands of Canadian dollars

	2003	2002
	$	$

250,000 shares of TNR Gold Corp., formerly TNR Resources Ltd. (TNR), received
as part of options on the Rock Creek and Shotgun.	85	162
Other investments	45	45
	130	207

At November 30, 2002, the Company held 750,000 shares of TNR with a cost of $162,000 and an additional 250,000 shares of TNR were received during the year. TNR consolidated their shares on a 4:1 basis and changed their name to TNR Gold Corp. The reduction in share price resulted in a permanent write-down of $105,000 to the investment.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

5. Investments (cont.)

Included in other investments is an investment of 1,000,000 shares of New Island Resources Inc. with a quoted market value of $120,000 and a carrying value of $40,000.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $265,000) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes aggregating $366,000 (2002 - $363,000).

6. Mineral properties and related deferred costs

For the year ended November 30, 2003:	in thousands of Canadian dollars

	Balance		Recovery	(1),		Balance
	November 30,		option (2)	or		November 30,
	2002	Expenditures	write-down	(3)		2003
	$	$		$		$

Alaska, USA
Donlin Creek	17,384	1,417	(1,382)		(1)	17,419
Rock Creek	3,142	5,553	-			8,695
Nome Gold	55	87	-			142
Shotgun	4,260	46	(25)		(2)	4,281
North Donlin	84	-	(84)		(3)	-
Other	-	181	-			181

Yukon and British Columbia, Canada [1]
Galore Creek (note 3)	-	3,019	-			3,019
Brewery Creek	-	1,127	-			1,127
Harlan	689	1	(657)		(3)	33
Klondike	92	1	(88)		(3)	5
McQuesten	902	484	-			1,386
Sprogge	795	1	(758)		(3)	38
Other	-	4	-			4
	27,403	11,921	(2,994)			36,330
1 The properties in the Yukon and British Columbia are held by SpectrumGold.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

For the year ended November 30, 2002:	in thousands of Canadian dollars

	Balance		Recovery (1),		Balance
	November 30,		option (2) or		November 30,
	2001	Expenditures	write-down (3)		2002
	$	$	$		$

Alaska, USA
Donlin Creek	3,277	14,107	-		17,384
Shotgun	4,271	37	(48)	(2)	4,260
Rock Creek	3,375	393	(626)	(1)(2)	3,142
Caribou	735	-	(735)	(3)	-
North Donlin	84	-	-		84
Nome Gold	46	9	-		55

Yukon, Canada
Harlan	689	-	-		689
Klondike	92	-	-		92
McQuesten	810	92	-		902
Sprogge	795	-	-		795
German Creek	178	-	(178)	(3)	-

	14,352	14,638	(1,587)		27,403

a) Donlin Creek, Alaska

On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in Southwest Alaska.

i) Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of pay-back or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii) On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company’s expenditures to November 13, 2002 toward project development (a total of US$31.9 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

6. Mineral properties and related deferred costs (cont.)

ounces of gold per year, all before November 14, 2007.

Under this option, Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and at the Company’s election, Placer Dome is required to assist the Company with financing for the Company’s share of construction costs.

b) Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a 49.9% interest in the Rock Creek project by paying US$0.05 million to the Company, issuing 500,000 shares to the Company, of which 500,000 (pre-consolidated 4:1) were issued, and expending US$0.95 million by May 31, 2003, US$3 million by May 31, 2004 and US$6 million by May 31, 2005. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is being advanced on a 100% basis by the Company.

c) Nome Gold, Alaska

The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

d) Shotgun, Alaska

In 1998, the Company acquired a 49% interest in the Shotgun group of claims and Sleitat group of claims located in Southwest Alaska at a cost of US$0.9 million. On July 2, 1998, the Company entered into a letter of agreement for a joint venture for the exploration and development of the Shotgun group of claims with Teck-Cominco Limited (Teck-Cominco), owner of a 51% interest in the claims. On June 21, 2001, the Company acquired a 100% interest in the Shotgun group of claims from Teck-Cominco. Teck-Cominco retains a 5% net proceeds interest in the Shotgun group of claims and received a 50% interest in the nearby Sleitat tin deposit subject to a 5% net proceeds interest to the Company.

Effective May 1, 2002, the Company entered into a restated development and option agreement with TNR where TNR could earn up to a 50% interest in the Shotgun group of claims by spending US$3 million on exploration and development by May 31, 2006. TNR must complete exploration expenditures of US$0.25 million by May 31, 2003, US$0.75 million by May 31, 2004, US$1 million by May 31, 2005, and US$1 million by May 31, 2006 and issue 250,000 TNR shares to the Company each year of the option. TNR can earn an additional 20% by expending an additional US$6 million by May 31, 2009; upon completion of TNR’s second option the Company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8 million on project development within two years. If the Company elects not to exercise its one-time back-in option, TNR will issue an additional $1 million of shares to the Company to earn the additional 20%.

On April 23, 2003, the option agreement was amended to provide that TNR must complete exploration expenditures of US$100,000 by May 31, 2003 and US$900,000 by May 31, 2004. In addition, the obligations of TNR to issue common shares were amended to provide that TNR will issue $125,000 of TNR common shares on or

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

before May 1, 2003, $250,000 of TNR common shares on or before May 1, 2004 and $500,000 of TNR common shares on or before each of May 31, 2005 and May 31, 2006 with the total number of TNR shares not to exceed 1,000,000. TNR has agreed to engage the Company as consultant to manage the exploration, development and related work on the Shotgun property on behalf of TNR during the first option period.

e) Galore Creek, British Columbia

On July 31, 2003, SpectrumGold entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire all the shares of Stikine Copper Limited which owns the Galore Creek gold-silver-copper deposit located in Northwestern British Columbia. Under the option, SpectrumGold can acquire a 100% interest in Stikine for a purchase price of US$20.3 million. SpectrumGold may exercise the option at any time over an eight-year period. In order to keep the option in good standing, SpectrumGold has agreed to expend up to US$0.2 million on remediation work on the property prior to October 26, 2004 and to make annual payments. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year. If SpectrumGold has not exercised the option or terminated the agreement prior to October 26, 2006, SpectrumGold will be required to complete a pre-feasibility study prior to October 26, 2007.

On September 8, 2003, SpectrumGold entered into an agreement in principle with Eagle Plains Resources Ltd. (Eagle Plains) to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. SpectrumGold has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures by no later than the tenth anniversary of the final earn-in agreement with minimum annual expenditures of $300,000 per year. In addition, SpectrumGold must issue 400,000 shares of SpectrumGold over the first three years following execution of the formal earn-in agreement, of which 100,000 shares will be issuable upon such execution and 100,000 shares on each of the next three anniversary dates thereafter. SpectrumGold may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. SpectrumGold, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commerical production commences SpectrumGold has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

Subsequent to November 30, 2003, a formal earn-in agreement has been signed and 100,000 shares of SpectrumGold were issued.

f) Brewery Creek, British Columbia

SpectrumGold acquired an option from Viceroy Resource Corporation, now Quest, to acquire certain mining claims and leases around the Brewery Creek mine by expending $750,000 on exploration on the properties by June 30, 2006. The Company also has the right to purchase certain mining assets and infrastructure at the Brewery Creek mine, any time after December 31, 2004 and before July 1, 2008, for $1.6 million, less the attributed value of any mining assets sold prior to the exercise.

g) Yukon properties

McQuesten, Yukon

The Company acquired an option in the McQuesten property as outlined in an option agreement with Eagle Plains and Miner River Resources Ltd. This agreement allowed the Company to earn a 70% interest

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

6. Mineral properties and related deferred costs (cont.)

in the property by expending $0.88 million on the property, making all annual property payments to the underlying property owner and by completing a 10,000 foot drilling program by October 1, 2003. A 2% net smelter royalty has been granted on future production from the property. The Company completed its obligations under the option agreement and earned a 70% interest in the project from Eagle Plains. A formal joint venture between the parties was entered into on December 1, 2003. The joint venture must make minimum annual royalty payments in the amount of $0.02 million commencing in 2003.

Sprogge, Yukon

The Company has assumed Quest’s interest in an option/joint venture agreement with Battle Mountain Canada Ltd. This agreement provides the Company with a 60% interest in the property. Under the terms of the agreement, the Company has been designated as the operator with respect to exploration programs for the property. The Company’s interest in the property increases as it funds the ongoing exploration and development expenditures. At November 30, 2003, the Company’s interest in the property was approximately 77%.

7. Loan payable

A loan with a principal amount of $200,000 (2002 -$200,000) is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the Company. The loan was repayable in 1993; however, no payments have been made on this loan. As at November 30, 2003, the Company has accrued $468,000 (2002 -$400,000) of interest payable in respect of this loan which is included in accounts payable and accrued liabilities.

8. Provision for reclamation costs	in thousands of Canadian dollars

	2003	2002
	$	$

Current
Galore Creek	260	-
Murray Brook	80	-
Nome Gold	796	-
	1,136	-
Long Term
Murray Brook	-	53
Nome Gold	536	1,443
	536	1,496

a) Galore Creek

Under the Galore Creek option agreement, SpectrumGold is required to spent up to $260,000 (US $200,000) in reclamation and remediation work on the property in order to keep the option in good standing.

SpectrumGold anticipates that this work will be carried out before October 26, 2004.

b) Murray Brook

As at November 30, 2003, the Company had reclamation

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

deposits with the Province of New Brunswick totalling $105,000 (2002 - $105,000). Management estimates that the provision of $80,000 adequately provides for future reclamation costs of the site.

c) Nome Gold

A provision totalling $1.3 million has been recorded for the future reclamation of the Company’s land holdings in the Nome area of Alaska. The provision was originally determined by internal cost estimates of the prior owners of Alaska Gold and has been confirmed by third parties. Management estimates that any future liability for reclamation that would currently be required has been fully provided for with this provision. The Company anticipates that the long term portion will be incurred in two years time and that discounting the cash flows will have no material affect.

9. Share capital

Authorized
100,000,000 common shares, no par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series
	Number of	Ascribed
Issuance of common shares	Shares	value
		$

Balance at November 30, 2000	23,336,762	69,100
Issued in 2001
For cash pursuant to private placements ((a) below)	3,385,500	3,201
For cash pursuant to option agreements ((d) below)	601,200	462
For conversion of debenture ((b) below)	2,468,220	1,875
In settlement of commitments	175,000	26
Common stock pledged as loan security	-	(270)

Balance at November 30, 2001	29,966,682	74,394
Issued in 2002
For cash pursuant to private placements ((a) below)	8,253,040	31,551
For cash and to finance the conversion of convertible royalty ((b) below)	319,543	1,192
For cash pursuant to option agreements ((d) below)	2,220,300	1,955
For cash pursuant to warrant agreements ((c) below)	1,695,250	2,036
In settlement of commitments	40,000	6
Release of common stock pledged as loan security	-	270

Balance at November 30, 2002	42,494,815	111,404
Issued in 2003
For cash pursuant to private placements ((a) below)	7,000,000	33,088
For cash pursuant to option agreements ((d) below)	1,137,000	2,205
For cash pursuant to warrant agreements ((c) below)	2,394,999	10,778

Balance at November 30, 2003	53,026,814	157,475

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

9.  Share capital (cont.)

a) Private placements

i) On October 1, 2003, the Company issued by way of private placements 7,000,000 units at $5.00 per unit for net proceeds of $33,088,000; each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008.

ii) On April 18, 2002, the Company issued 5,295,000 units at $3.50 per unit for net proceeds of $17,421,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $4.50 on or before October 19, 2003.

iii) On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for net proceeds of $14,130,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. In addition, 147,902 warrants were issued to the agents as part of this private placement.

iv) On August 27, 2001, the Company issued 2,355,500 units at $0.80 per unit for net proceeds of $1,875,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $1.00 on or before August 27, 2002.

v) On September 18, 2001, the Company issued 730,000 units at $1.20 per unit for proceeds of $876,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $1.50 on or before September 18, 2002.

vi) On September 18, 2001, the Company issued 300,000 units at $1.50 per unit for net proceeds of $450,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $2.00 on or before September 18, 2003.

b) Convertible debt instruments

On September 18, 2001 the holder of the convertible debenture exercised its option to convert the convertible debenture plus accrued interest totalling $2,319,000. Accordingly, the Company issued 2,468,220 common shares in settlement of the debt.

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold Company from Mueller Industries Inc. (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1 million. Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given. On February 18, 2002, the Company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 financed by a private placement of 319,543 common shares of the Company in May 2002.

c) Share purchase warrants

A summary of the Company’s share purchase warrants at November 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented on the following page.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

		2003		2002		2001

		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price	warrants	excercise price
		$		$		$
Balance outstanding -
Beginning of year	4,271,922	5.23	1,692,750	1.20	629,028	0.90
Granted	3,500,000	7.00	4,274,422	5.23	1,692,750	1.20
Exercised	(2,394,999)	4.50	(1,695,250)	1.20	-	-
Cancelled/expired	(250,001)	4.50	-	-	(629,028)	0.90
Balance outstanding -
End of year	5,126,922	6.82	4,271,922	5.23	1,692,750	1.20

Share purchase warrants outstanding at November 30, 2003:

			Weighted
		Weighted	average
	Warrants	average	remaining
	outstanding	exercise price	contractual
	& exercisable	$	life (years)
Range of prices
$5.51 to $ 6.50	1,626,922	5.56	0.33
$6.51 to $ 7.00	3,500,000	7.00	4.83
	5,126,922	6.82	3.49

d) Stock options

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable and vest immediately for a 10-year period from the date of grant.

For the year ended November 30, 2003 the Company has recognized a stock-based compensation charge of $23,000 for options granted to non-employees. Had the Company determined compensation costs for this plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss of $6,953,000 and loss per share of $0.14 would have been increased to the pro forma net loss of $10,658,000 and loss per share of $0.22.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

9.  Share capital (cont.)

The fair value of options included in the pro forma amounts and those that have been recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model are risk-free interest rates ranging from 3.62% to 4.20%, expected life of 5 years, expected volatility of 75% and no expected dividends. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

A summary of the Company’s stock option plan at November 30, 2003, 2002 and 2001, and changes during the years ended on those dates, is as follows:

		2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Numbers	exercise price	Numbers	exercise price	Numbers	excercise price
		$		$		$
Balance outstanding -
Beginning of year	3,300,000	2.16	3,762,800	0.80	3,035,500	0.84
Granted	1,655,000	3.53	1,870,000	3.37	1,460,000	0.74
Exercised	(1,137,000)	1.94	(2,220,300)	0.88	(601,200)	0.77
Cancelled/expired	(75,000)	4.35	(112,500)	1.64	(131,500)	0.84

Balance outstanding -
End of year	3,743,000	2.79	3,300,000	2.16	3,762,800	0.80

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2003:

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual
Range of prices	& exercisable	$	life (years)
$0.35 to $ 0.99	575,000	0.07	7.27
$1.00 to $ 1.99	733,000	1.27	5.90
$3.00 to $ 3.99	1,685,000	3.45	9.30
$4.00 to $ 4.99	750,000	4.39	8.59
	3,743,000	2.79	8.18

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

10. Loss per share

Basic loss per share is calculated on loss available to common shareholders using the weighted average number of common shares outstanding during the period.

Dilute loss per share is calculated using the treasury stock method.

	2003	2002	2001
	$	$	$

Basic
Loss available to common shareholders	(6,953,000)	(3,457,000)	(494,000)
Weighted average number of shares	48,683,103	35,929,200	24,790,510
Basic loss per share	(0.14)	(0.10)	(0.02)

For the years ended November 30, 2003, 2002 and 2001, diluted loss per share is the same as basic loss per share as the exercise of options, warrants and dilutive convertible securities would be anti-dilutive.

11.  Commitments and contingencies

a) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments as at November 30, 2003 are approximately as follows:

in thousands of Canadian dollars

$

2004	106
2005	105
2006	109
2007	105
2008	59
Thereafter	-

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

11. Commitments and contingencies (cont.)

b) Legal actions

i) During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii) The Company’s subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling (K&K), relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and, posted a bond of US$105,000 with the Alaska courts in connection with this appeal and during the year the Company expensed the amount of the bond. Subsequent to November 30, 2003, the courts awarded US$104,000 to K&K and, on payment, agreed to release the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of profits and the co-defendant has cross-claimed against AGC, each of these claims being for as yet undisclosed amounts. Trial for the remaining issues is scheduled for January 2005.

c) Royalty agreements

The Company has royalties agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production.

12. Related party transactions

a) Amounts receivable from related party and officer loan receivable

A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non-interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 the Company set up a deferred compensation provision for the same amount as the loan. Annual forgiveness is charged against this compensation accrual.

On May 29, 2002, the Company settled a share loan comprised of 125,000 shares of the Company from a director and officer through an agreement to pay $550,000. At November 30, 2002, a loan of $117,000 was outstanding from a director and officer. During the year the balance was settled.

b) Other amounts receivable from directors

On May 29, 2002, the Company settled loans receivable from two directors totalling $270,000. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

c) Loan to Etruscan

On May 29, 2002, the Company settled amounts due from Etruscan, a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan by the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

d) Amounts paid to director and officer

SpectrumGold has engaged an environmental assessment company where a director of the Company is a principal. During the year SpectrumGold has incurred $15,000 of costs from this company.

During the year ended November 30, 2003, $263,000 (2002:$220,000) was paid to a law firm where a partner of the firm is an officer of the Company.

13. Income taxes

During the year ended November 30, 2003, the Company had a loss of $6,953,000 (2002 - loss of $3,457,000; 2001 - loss of $494,000).

The Company has non-capital loss carry-forwards of approximately C$19,377,000 and US$56,558,000 that may be available for tax purposes.

The losses are in the following countries and expire as follows:

	in thousands of dollars	in thousands of dollars
	Canada	United States
	$	US$
2004	156	3,804
2005	236	1,596
2006	2,225	1,685
2007	11,184	1,483
2008	854	1,532
2009	3,207	7,283
2010	1,515	7,398
Thereafter	-	31,777
	19,377	56,558

Future utilization of these United States loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occured on April 27, 1999 regarding the losses incurred by Alaska Gold Company. Therefore, approxi-matey US$44,000,000 of the losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to utilize these losses may be limited to approximately US$260,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at sometime after April 1999. If so, a significant portion of the US$56,558,000 above will be subject to a similar annual limitation previously discussed.

Due to the net operating limitations and the uncertaintity of future taxable income, all United States deferred tax assets have been fully valued against. For the year ended November 30, 2003, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

13. Income taxes (cont.)

In addition, the Company has incurred resource expenditures of approximately $24,812,000 (2002 - $34,423,000; 2001 - $17,900,000) which may be carried forward indefinitely and used to reduce taxable income in future years.

The Company has available temporary differences for tax purposes. The net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

14. Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments is set out below.

				2003				2002				2001

		Land and				Land and				Land and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$

Revenue	-	1,051	195	1,246	-	1,633	-	1,633	-	2,686	114	2,800

Expenses	1,706	333	-	2,039	952	238	-	1,190	710	293	20	1,023

Segment (loss)
earnings	(1,706)	718	195	(793)	(952)	1,395	-	443	(710)	2,393	94	1,777

Unallocated
expenses				(6,506)				(4,587)				(2,295)

Unallocated other
income				346				687				24

Loss for the year				(6,953)				(3,457)				(494)

Segment assets	36,330	1,749	-	38,079	27,403	1,692	-	29,095	14,352	1,761	-	16,113

Unallocated assets				61,879				23,628				1,847

Total assets				99,958				52,723				17,960

Capital expenditures	9,966	131	-	10,097	14,638	6	34	14,678	3,535	-	5	3,540

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

The Company’s geographic segments are as follows:

			in thousands of Canadian dollars
		2003		2002		2001

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$

United States	1,246	32,777	1,633	26,786	2,800	13,711
Canada	-	5,896	491	2,506	-	2,576

	1,246	38,673	2,124	29,292	2,800	16,287

15. Supplemental non-cash financing and investing activities

	in thousands of Canadian dollars

	2003	2002	2001
	$	$	$

Receipt of shares of TNR as part of the option
on the Rock Creek and Shotgun mineral properties	28	162	-

Disposal of mineral property for shares	-	-	(115)

Issuance of capital stock on partial settlement
of convertible debenture	-	-	1,875

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

16. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

		in thousands of Canadian dollars
		Year ended November 30,

	2003	2002	2001
	$	$	$

Loss for the year reported under Canadian GAAP	(6,953)	(3,457)	(494)
Add (deduct)
Exploration costs (a)	(8,927)	(13,051)	(2,724)
Gains on shares issued by subsidiary (d)	(117)	-	-
Accretion on convertible debenture and royalty (b)	-	62	222
Gain on settlement of convertible royalty
Canadian GAAP (b)	-	(105)	-

Loss for the year under U.S. GAAP
before extraordinary items	(15,997)	(16,551)	(2,996)
Gain on settlement of convertible royalty -U.S. GAAP (b)	-	212	-

Loss for the year after extraordinary items
but before comprehensive income adjustment	(15,997)	(16,339)	(2,996)
Unrealized gain (loss) on available for sale securities (c)	215	97	(9)

Comprehensive (loss) income under U.S. GAAP	(15,782)	(16,242)	(3,005)

Net loss per common share -
U.S. GAAP before and after extraordinary items
Basic and diluted	(0.33)	(0.45)	(0.12)

Accumulated other comprehensive income
Opening balance	125	28	37
Unrealized gain (loss) on available for sale securities (c)	215	97	(9)

Closing balance	340	125	28

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

		in thousands of Canadian dollars
		Year ended November 30,
	2003	2002	2001
	$	$	$

Shareholders’ equity reported under Canadian GAAP	84,062	44,921	11,300
Cumulative adjustments to shareholders’equity Add (deduct)
Exploration costs (a)	(36,330)	(27,403)	(14,352)
Convertible debenture and royalty (b)	-	-	(169)
Unrealized gain on available for sale securities (c)	340	125	28

Shareholders’ equity (deficiency) under U.S. GAAP	48,072	17,643	(3,193)

Total assets reported under Canadian GAAP	99,958	52,723	17,960
Add (deduct)
Exploration costs (a)	(36,330)	(27,403)	(14,352)
Unrealized gain on available for sale securities (c)	340	125	28

Total assets under U.S. GAAP	63,968	25,445	3,636

Total liabilities reported under Canadian GAAP	15,896	7,802	6,660
Add (deduct)
Convertible debentures (b)	-	-	169

Total liabilities under U.S. GAAP	15,896	7,802	6,829

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

16. Significant differences from United States accounting principles (cont.)

		in thousands of Canadian dollars
		Year ended November 30,
	2003	2002	2001
	$	$	$

Cash flows from operating activities under Canadian GAAP	(5,002)	(1,437)	905
Exploration costs (a)	(8,927)	(13,964)	(3,404)
Gains on shares issued by subsidiary (d)	(117)	-	-

Cash flows from operating activities under U.S. GAAP	(14,046)	(15,401)	(2,499)

Cash flows from investing activities under Canadian GAAP	(825)	(14,193)	(3,417)
Exploration costs (a)	8,927	13,964	3,404
Gains on shares issued by subsidiary (d)	117	-	-

Cash flows from investing activities under U.S. GAAP	8,219	(229)	(13)

a) Exploration costs

Resource property acquisition costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b) Convertible debenture and royalty

Canadian GAAP requires that a portion of the convertible debenture and royalty be classified as equity. The difference between the carrying amount of the debenture and royalty and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the royalty and debenture as a liability at their face value.

A portion of the convertible royalty was settled during 2002, resulting in a gain of $105,000 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $212,000 and would be classified as an extraordinary item.

c) Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

d) Gains on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the mineral property.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

e) Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

f) Stock compensation

As described in note 9(d) to the consolidated financial statements, the Company has granted stock options to directors and employees. For U.S. GAAP purposes, SFAS No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123), requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company’s shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 75% for the years ended November 30, 2003, 2002 and 2001, and risk free interest rates range from 3.62% to 4.20% for 2003, 4.06% to 5.00% for 2002 and 4.52% to 5.35% for 2001.

Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

		in thousands of Canadian dollars
		Year ended November 30,
	2003	2002	2001
	$	$	$

Loss for the period in accordance with U.S. GAAP	(15,997)	(16,339)	(2,996)
Compensatory fair value of options granted	(3,705)	(2,706)	(1,155)

Pro forma loss in accordance with U.S. GAAP	(19,702)	(19,045)	(4,151)

Pro forma loss per share in accordance with U.S. GAAP
Basic and diluted	(0.40)	(0.53)	(0.17)

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Notes to Consolidated Statements
For the years ended November 30, 2003, 2002 and 2001

16. Significant differences from United States accounting principles (cont.)

g) New accounting standards

The FASB has issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities” – an Interpretation of ARB No. 51 (FIN 46). The primary purpose of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company’s 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company will be required to adopt the standard on December 1, 2004.

In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new Section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statement Concepts" paragraphs 1000.59-61. Also in July 2003, the CICA released Section 1400, "General Standards of Financial Statement Presentation". This Section clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both these Sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

NOVAGOLD RESOURCES INC. ANNUAL REPORT 2003

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars

	February 29, 2004 (unaudited) $	November 30, 2003 (unaudited) $

Assets
Current assets
Cash and cash equivalents	58,989	59,747
Restricted cash	54	54
Accounts receivable	415	189
Amounts receivable from related party	13	13
Inventory - other	101	99
Deposits and prepaid amounts	770	733
	60,342	60,835

Officer loan receivable	215	215
Land	1,757	1,683
Property, plant and equipment	690	660
Mineral properties and related deferred costs (note 2)	37,247	36,330
Investments	504	130
Reclamation deposit	105	105
	100,860	99,958

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,761	4,775
Loan payable	200	200
Provision for reclamation costs	1,136	1,136
	4,097	6,111

Deferred tenant inducements	113	119
Provision for reclamation costs	536	536
Minority interest	9,237	9,130
	13,983	15,896
Shareholders’ equity
Share capital (note 3)	160,584	157,475
Contributed surplus	820	820
Stock-based compensation	23	23
Deficit	(74,550)	(74,256)
	86,877	84,062
	100,860	99,958
Nature of operations (note 1)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director

Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 10

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars Three Months Ended

	February 29, 2004 (unaudited) $	February 28, 2003 (unaudited) $

Revenue
Land, gravel, gold and other revenue	379	197
Interest income	368	80
	747	277

Cost of sales	12	51
	735	226

Expenses and other
Corporate development and communication	130	193
Foreign exchange (gain) loss	(33)	467
General and administrative	517	210
Mineral property recovery in excess of costs	(69)	-
Professional fees	139	137
Wages and benefits	409	579
	1,093	1,586

Minority interest	64	-

Loss for the period	(294)	(1,360)
Deficit - Beginning of period	(74,256)	(67,303)
Deficit - End of period	(75,550)	(68,663)

Loss per share
Basic and diluted	(0.01)	(0.03)

Weighted average number of shares	53,281,145	42,543,926

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 11

Consolidated Statement of Cash Flows - Unaudited

	in thousands of Canadian dollars Three Months Ended

	February 29, 2004 (unaudited) $	February 28, 2003 (unaudited) $

Cash provided by (used by)
Operating activities
Net loss earnings for the period	(294)	(1,360)
Items not affecting cash
Foreign exchange (gain) loss	(33)	467
Amortization	47	39
Mineral property recovery in excess of cost	(69)	-
Minority interest	(64)	-
	(413)	(854)

Net change in non-cash working capital
Increase in amounts receivable, deposits
and prepaid amounts	(263)	(377)
Increase inventory	(2)	-
Decrease in accounts payable and accrued liabilities	(2,217)	(3,593)
	(2,895)	(4,824)

Financing activities
Proceeds from issuance of common shares - net	3,109	314

Investing activities
Investments	(180)	-
Acquisition of property, plant and equipment	(83)	(42)
Expenditures on land improvements	(74)	-
Expenditures on mineral properties and related deferred costs - net	(1,042)	(260)
Increase in accounts payable and accrued liabilities	374	-
	(1,005)	(302)

Effect of exchange rate on cash and cash equivalents	33	(467)
Increase in cash and cash equivalents during the period	(758)	(5,279)
Cash and cash equivalents - Beginning of the period	59,747	20,387
Cash and cash equivalents - End of the period	58,989	15,108

Supplemental disclosure
Mineral property recovery in excess of cost	69	-
Shares received from option agreement	125	-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 12

Notes to Consolidated Statements - Unaudited

1. Nature of operations and basis of presentation

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

These consolidated financial statements include the accounts of NovaGold Resources Inc., its controlled subsidiary, SpectrumGold Inc. (SpectrumGold) and its material wholly owned subsidiaries, Alaska Gold Company and NovaGold Resources Alaska, Inc.

The consolidated accounts have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2003 Annual Report and have been consistently followed in the preparation of these financial statements except that the Company during this fiscal year has adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. There was no expense recognised during this quarter as no stock options were granted. Accordingly, these financial statements should be read in conjunction with the Company’s 2003 Annual Report.

2. Mineral properties and related deferred costs

For the three months ended February 29, 2004: in thousands of Canadian dollars

	Balance November 30, 2003 $	Expenditures $	Option receipt $	Balance February 29, 2004 $

Alaska, USA
Donlin Creek	17,419	2	-	17,421
Rock Creek	8,695	593	-	9,288
Shotgun	4,281	-	(125)	4,156
Nome Gold	142	9	-	151
Other	181	1	-	182

Yukon and British Columbia, Canada [1]
Galore Creek	3,019	316	-	3,335
Brewery Creek	1,127	13	-	1,140
Copper Canyon	1	87	-	88
Harlan	33	2	-	35
Klondike	1,386	19	-	1,405
McQuesten	5	-	-	5
Sprogge	38	-	-	38
Other	3	-	-	3
	36,330	1,042	(125)	37,247
1 The properties in the Yukon and British Columbia are held by SpectrumGold.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 13

3. Share capital

Authorized
100,000,000 common shares, no par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series
	Number of	Ascribed
Issuance of common shares	Shares	value
		$

Balance at November 30, 2003	53,026,814	157,475
Issued in quarter
For cash pursuant to option agreements	358,500	1,304
For cash pursuant to warrant agreements	297,902	1,805

Balance at February 29, 2004	53,684,216	160,584

4. Stock options

For the period ended February 29, 2004 the Company did not grant stock options.

5. Segmented information

The Company’s revenues and cost of sales from external tions located in Alaska. The Company’s exploration assets customers are generated from one reportable operating are located in the United States and Canada and the geo-segment, sales from land, gravel and gold from its opera- graphical breakdown is shown in note 2.

6. Subsequent events

Subsequent to February 29, 2004:

a)

SpectrumGold signed several property agreements and issued shares to acquire 100% interests in the Jack, Sphaler Creek, Paydirt and Copper Canyon properties in the Liard Mining District, British Columbia.

b)

SpectrumGold signed an agreement with Pioneer Metals Corporation (Pioneer Metals) to acquire a 60% interest in the Grace property in the Liard Mining District, British Columbia. Under the agreement, SpectrumGold is committed to spend a minimum of $1 million over two years, and in order to earn its interest it must spend a total of $5 million over five years on exploration expenditures.

c)
The Company signed an agreement with Kennecott Exploration Company and Kennecott Arctic Company (collectively, Kennecott) to acquire a 51% interest in the Ambler property in Alaska. Under the agreement, the Company can earn 51% interest in the project by matching Kennecott’s expenditures on the property totalling US$20 million before 2016. During the first five years the Company must spend a minimum of

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 14

US$5 million and during the second phase the Company must spend the balance of the earn-in funds and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate.
d)
On March 30, 2004, the Company announced that it had entered into an agreement with SpectrumGold under which their businesses would be combined and the Company would acquire, through a plan of arrangement, all of the approximately 44% of the common shares of SpectrumGold not currently held by the Company. Under the plan of arrangement, the Company will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) would be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. Shareholders of SpectrumGold would receive in total approximately 8,600,000 (10,500,000 fully diluted) common shares of the Company representing 13.7% (16.2% fully diluted) of the total 62,700,000 (64,700,000 fully diluted) common shares of NovaGold that would then be outstanding. The completion of the transaction is subject to regulatory and SpectrumGold shareholder approval and to satisfactory receipt of fairness opinions and a valuation.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 15

SCHEDULE "D"

NOVAGOLD PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NovaGold Resources Inc.

Pro forma Consolidated Financial Information
As at February 29, 2004 and for the three months
then ended and the year ended November 30, 2003
(expressed in thousands of Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Compilation Report

To the Directors of
SpectrumGold Inc.

We have read the accompanying unaudited pro forma balance sheet of NovaGold Resources Inc. (the company) as at February 29, 2004 and unaudited pro forma income statements for the three months then ended and for the year ended November 30, 2003 and have performed the following procedures.

1.	Compared the figures in the columns captioned "NovaGold Resources Inc." to the unaudited financial statements of the company as at February 29, 2004 and for the three months then ended, and the audited financial statements of the company for the year ended November 30, 2003, respectively, and found them to be in agreement.

2.	Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and
(b) whether the pro forma financial statements comply as to form in all material respects with the requirements of the Securities Act (British Columbia) and related rules.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma statements comply as to form in all material respects with the requirements of the Securities Act (British Columbia).

3.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned pro forma consolidated as at February 29, 2004 and for the three months then ended, and for the year ended November 30, 2003 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
June 3, 2004

NovaGold Resources Inc. Pro forma Consolidated Balance Sheet (Unaudited - See Compilation Report) As at February 29, 2004

(expressed in thousands of Canadian dollars)

	NovaGold	Pro forma		Pro forma
	Resources Inc.	adjustments		consolidated
	$	$		$
		(note 2)
Assets

Current assets
Cash and cash equivalents	58,989	-		58,989
Restricted cash	54	-		54
Accounts receivable	415	-		415
Amounts receivable from related party	13	-		13
Inventory - other	101	-		101
Deposits and prepaid amounts	770	-		770
	60,342	-		60,342
Officer loan receivable	215	-		215

Land	1,757	-		1,757

Property, plant and equipment	690	-		690

Mineral properties and related deferred costs	37,247	54,995	(c)	92,242

Investments	504	-		504

Reclamation deposit	105	-		105
	100,860	54,995		155,855

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,761	-		2,761
Loan payable	200	-		200
Provision for reclamation costs	1,136	-		1,136
	4,097	-		4,097
Deferred tenant inducements	113	-		113

Provision for reclamation costs	536	-		536

Minority interest	9,237	(9,237)	(c)	-
	13,983	(9,237)		4,746
Shareholders' Equity

Capital stock	160,584	55,431	(a)	216,015

Contributed surplus	820	-		820

Stock-based compensation	23	9,025	(b)	9,048

Deficit	(74,550)	(224)	(c)	(74,774)
	86,877	64,232		151,109
	100,860	54,995		155,855

NovaGold Resources Inc. Pro forma Consolidated Statement of Operations and Deficit (Unaudited - See Compilation Report) For the three months ended February 29, 2004

(expressed in thousands of Canadian dollars)

	NovaGold
	Resources	Pro forma	Pro forma
	Inc.	adjustments	consolidated
	$	$	$
		(note 2)

Revenue
Land, gravel and other revenue	379	-	379
Interest income	368	-	368

	747	-	747

Cost of sales	12	-	12

	735	-	735

Expenses and other
Corporate development and communication	130	-	130
Foreign exchange gain	(33)	-	(33)
General and administrative	517	-	517
Mineral property recovery in excess of costs	(69)	-	(69)
Professional fees	139	-	139
Wages and benefits	409	-	409

	1,093	-	1,093

Minority interest	(64)	64 (d)	-

Loss for the period	(294)	(64)	(358)

Loss per share
Basic and diluted	(0.01)	(0.00)	(0.01)

Weighted average number of shares	53,281,145	8,647,594	61,928,739

NovaGold Resources Inc. Pro forma Consolidated Statement of Operations and Deficit (Unaudited - See Compilation Report) For the year ended November 30, 2003

(expressed in thousands of Canadian dollars)

	NovaGold
	Resources	Pro forma		Pro forma
	Inc.	adjustments		consolidated
	$	$		$
		(note 2)

Revenue
Land, gravel, gold and other revenue	1,246	-		1,246
Interest income	346	5	(d)	351

	1,592	5		1,597

Cost of sales	333	-		333

	1,259	5		1,264

Expenses and other
Corporate development and communication	772	19	(d)	791
Exploration	120	-		120
Foreign exchange loss	1,111	-		1,111
General and administrative	1,834	7	(d)	1,841
Professional fees	836	37	(d)	873
Stock-based compensation	23	-		23
Wages and benefits	1,927	-		1,927
Write-down of mineral properties	1,586	-		1,586
Write-down of investments	105	-		105

	8,314	63		8,377

Loss from equity investment	36	(36	)(d)	-

Minority interest	(138)	138	(d)	-

Loss for the year	(6,953)	(160)		(7,113)

Loss per share
Basic and diluted	(0.14)	0.02		(0.12)

Weighted average number of shares	48,683,103	8,647,594		57,330,697

NovaGold Resources Inc. Notes to Pro Forma Consolidated Financial Statements (Unaudited - See Compilation Report) February 29, 2004

(expressed in thousands of Canadian dollars)

1	Basis of preparation

The accompanying pro forma consolidated balance sheet as at February 29, 2004 and the pro forma consolidated statements of operations and deficit for the three months ended February 29, 2004 and the year ended November 30, 2003, have been prepared by management. The consolidated financial information has been prepared using the accounting principles disclosed in the financial statements of NovaGold Resources Inc. (NovaGold) for the year ended November 30, 2003 and the three months ended February 29, 2004. In the opinion of management, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations and deficit include the adjustments necessary for the fair presentation of the proposed transaction in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated financial information may not be indicative of the financial position and results of operations that would have occurred if the offering and the acquisition had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

The pro forma consolidated financial statements have been prepared to reflect the proposed transaction between NovaGold and SpectrumGold Inc. (SpectrumGold), the details of which are set out elsewhere in the prospectus.

The pro forma consolidated balance sheet and pro forma consolidated statement of deficit for the three months ended February 29, 2004 have been derived from the unaudited consolidated balance sheet and unaudited consolidated statement of operations and deficit of NovaGold as at February 29, 2004 and the three months then ended and the assumptions and adjustments outlined in note 2. The unaudited income statement for the period has been prepared on the basis that the transaction occurred on December 1, 2002, being the beginning of NovaGold's last full financial year.

The pro forma consolidated statement of operations and deficit for the year ended November 30, 2003 have been derived from the audited consolidated operations and deficit for the year ended November 30, 2003 and the assumptions and adjustments outlined in note 2. The income statement for this year has also been prepared as if the transaction occurred on December 1, 2002.

2	Pro forma financial information adjustments and assumptions

As a result of the proposed transaction:

Balance sheet adjustments

	a)	NovaGold is assumed to issue 8,647,594 shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price at the date proposed arrangement was announced. The total value of the shares issued amounts to $55,431,000.

(1)

NovaGold Resources Inc. Notes to Pro Forma Consolidated Financial Statements (Unaudited - See Compilation Report) February 29, 2004

(expressed in thousands of Canadian dollars)

b)	NovaGold is assumed to issue 1,634,074 of stock options to SpectrumGold stock option holders. The fair value of these options has been calculated using the Black-Scholes model and amounts to $9,025,000. The following assumptions were used in this calculation:

%

Average risk-free interest rate	2.4
Expected dividend yield	-
Expected stock price volatility	84.0
Expected option life in years	2.2

The fair value of these options has been included in the consideration for the proposed transaction.

c)	An excess of consideration over book value acquired amounting to $54,995,000 has been allocated to the Galore Creek mineral property. This is calculated using the consideration detailed in (a) and (b), the acquisition of the minority interest's share of net assets of $9,237,000 and accounts for a deficit in SpectrumGold of $224,000 previously eliminated on consolidation by NovaGold.

Income statement adjustment

d)	During the period from June 30, 2003 to August 12, 2003, NovaGold was accounting for SpectrumGold using the equity accounting method. In the pro forma financial statements adjustments have therefore been made to recognize the income and expenditures of SpectrumGold on a 100% consolidated basis and eliminate the losses from equity investments.

Subsequent to August 12, 2003, NovaGold acquired an additional interest in SpectrumGold and from that date, consolidated the results of operations of SpectrumGold. The only adjustments necessary from that date, therefore, are to eliminate the minority interest.

(2)

SCHEDULE "E"

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

AMONG
SPECTRUMGOLD AND ITS SECURITYHOLDERS AND NOVAGOLD CANADA INC.

ARTICLE 1 - INTERPRETATION

1.01     Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

(a)	"Act" means the Business Corporations Act (British Columbia), as amended;

(b)
"Agreement" means the Arrangement Agreement dated for reference June 3, 2004 between NovaGold and SpectrumGold, including the Exhibits thereto, as the same may be supplemented or amended from time to time;

(c)	"Court" means the Supreme Court of British Columbia;

(d)
"Effective Date" means (i) the date and time that the application for amalgamation under the Arrangement referred to in Section 295 of Act is filed with the Registrar, or such later date and time as is specified in the said application, if the amalgamation method set forth in Section 3.01(A) of this Plan of Arrangement is selected by the board of directors of SpectrumGold to effect the Arrangement or (ii) on or after August 15, 2004 if the acquisition method set forth in Section 3.01(B) of this Plan of Arrangement is selected by the board of directors of SpectrumGold to effect the Arrangement, such date and a time to be specified in the Final Order;

(e)	"Final Order" means the final order of the Court approving the Plan of Arrangement;

(f)	"Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 2.01 of the Arrangement Agreement;

(g)	"NovaGold" means NovaGold Resources Inc., a company incorporated under the laws of the Province of Nova Scotia;

(h)	"NovaGold Shares" means the common shares without par value of NovaGold;

(i)	"NovaGold Sub" means NovaGold Canada Inc., a wholly-owned British Columbia subsidiary of NovaGold incorporated for the purpose of the Plan of Arrangement;

(j)	"Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Section 6.01 of the Arrangement Agreement;

(k)	"Registrar" means "registrar" as defined in the Act;

(l)	"SpectrumGold" means SpectrumGold Inc., a company incorporated under the laws of the Province of British Columbia;

(m)	"SpectrumGold Convertible Securities" means options, warrants and other rights (including rights under property acquisition agreements) to receive SpectrumGold Shares;

(n)
"SpectrumGold Meeting" means the special general meeting of shareholders of SpectrumGold to be held to consider and, if thought fit, to approve the Plan of Arrangement, together with such matters as are required to effect the Plan of Arrangement;

(o)	"SpectrumGold Securities" means SpectrumGold Shares and SpectrumGold Convertible Securities;

(p)	"SpectrumGold Securityholders" means holders of SpectrumGold Securities;

(q)	"SpectrumGold Shareholders" means holders of SpectrumGold Shares;

(r)	"SpectrumGold Shares" means the common shares without par value of SpectrumGold; and

(s)	"SpectrumGold Sub" means 650399 B.C. Ltd., a wholly owned British Columbia subsidiary of SpectrumGold.

1.02     Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.03     Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – GOVERNING AGREEMENT

2.01     Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - ARRANGEMENT

3.01     The Arrangement

On the basis of advice received from the tax advisors to SpectrumGold, the board of directors of SpectrumGold shall determine which of the two following methods is most tax-effective for the SpectrumGold Securityholders as a whole and shall complete the Arrangement using the method thus determined (it being acknowledged that if the Effective Date is on or after August 15, 2004, the acquisition method set out in Section 3.01(B) shall be employed):

A.	AMALGAMATION METHOD

Upon the Effective Date:

(a)
NovaGold Sub and SpectrumGold shall amalgamate to form Amalco pursuant to the provisions of the Act and continue as one company in the manner set out herein and with the effects set out in Section 295 of the Act. Each of NovaGold Sub and SpectrumGold shall contribute to Amalco all of its assets subject to all of its liabilities and Amalco so assumes all such liabilities.

NovaGold shall be issued and receive shares of Amalco in consideration for its share of NovaGold Sub and persons who are SpectrumGold Shareholders (other than NovaGold) shall be issued and receive NovaGold Shares in exchange for their SpectrumGold Shares;

(b)	the name of Amalco shall be NovaGold Canada Inc.;

(c)	the registered and records office of Amalco shall be located at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5;

(d)	the head office of Amalco shall be located at Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8;

(e)
Amalco shall be authorized to issue an unlimited number of common shares without par value; (f) the Notice of Articles of Amalco shall be as set out in Appendix “I” attached hereto; (g) the Articles of Amalco shall be as set out in Appendix “II” attached hereto;

(h)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(i)
the issued and outstanding SpectrumGold Shares shall be cancelled without any repayment of capital in respect thereof and holders of the SpectrumGold Shares (other than NovaGold) will receive one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held;

(j)
SpectrumGold Convertible Securities will be cancelled or held by NovaGold and the holders of such securities will receive options, warrants and other rights to receive NovaGold Shares on the exchange ratio set forth in Subsection 3.01(A)(a) hereof, having the same exercise and conversion periods as the securities exchanged therefor and having corresponding changes to the exercise prices based on the exchange ratio set forth in Subsection 3.01(A)(a), provided that the exercise price of options shall be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold stock option issued or issuable in exchange for a SpectrumGold stock option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold stock option exceeds the exercise price for such SpectrumGold Share; and

(k)	the first directors of Amalco shall be the following persons:

Name	Prescribed Address	Occupation
Rick Van Nieuwenhuyse	Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8	President and Chief Executive Officer of NovaGold
Robert J. (Don) MacDonald,	Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8	Senior Vice-President, Chief Financial Officer and Secretary of NovaGold

B.	ACQUISITION METHOD

Upon the Effective Date:

(a)
subject to Section 5.03 hereof, each SpectrumGold Shareholder (other than NovaGold) shall exchange all of its SpectrumGold Shares for NovaGold Shares on the basis of one (1) NovaGold Share for every 1.35 SpectrumGold Shares;

(b)
the SpectrumGold Convertible Securities will be cancelled or held by NovaGold and the holders of such securities will receive options, warrants and other rights to receive NovaGold Shares on the exchange ratio set forth in Subsection 3.01(B)(a) hereof, having the same exercise and conversion periods as the securities exchanged therefor and having corresponding changes to the exercise prices based on the exchange ratio set forth in Subsection 3.01(B)(a), provided that the exercise price of options shall be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I) the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold stock option issued or issuable in exchange for a SpectrumGold stock option exceeds the exercise price for such NovaGold Share; and

(II) the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold stock option exceeds the exercise price for such SpectrumGold Share;

(c)
each holder of outstanding SpectrumGold Shares (other than NovaGold) shall cease to be a holder of SpectrumGold Shares and the name of each such holder shall be removed from the register of holders of SpectrumGold Shares;

(d)
pursuant to NovaGold’s obligations under the Arrangement Agreement, each holder of outstanding SpectrumGold Shares (other than NovaGold) shall receive that number of fully paid and non-assessable NovaGold Shares issuable to such holder on the basis set out in Subsection 3.01(B)(a) hereof;

(e)	NovaGold shall become the holder of all of the outstanding SpectrumGold Shares; and

(f)	NovaGold shall be entered on the register of holders of SpectrumGold Shares as the holder of all of the outstanding SpectrumGold Shares.

3.02     Time of Exchanges

The exchanges and other matters provided in Section 3.01(A) or Section 3.01(B) shall be deemed to occur notwithstanding that the procedures therefor may not be completed until after the Effective Date.

ARTICLE 4- RIGHTS OF DISSENT

4.01     Rights of Dissent

SpectrumGold Shareholders may exercise rights of dissent pursuant to Section 238(1)(d) of the Act and in the manner set forth in Section 242 of the Act provided that the notice of dissent is sent, in the manner provided by Section 7 of the Act, to SpectrumGold at least two days before the date on which the resolution approving the Plan of Arrangement is to be passed or can be passed or the day otherwise ordered by the Court in connection with the Plan of Arrangement and holders who duly exercise such rights of dissent and who:

(a)	are ultimately to be paid the payout value for their SpectrumGold Shares shall be deemed to have had their SpectrumGold Shares cancelled on the Effective Date; or

(b)
are ultimately not entitled to be paid payout value for any reason for their SpectrumGold Shares shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-dissenting holder of SpectrumGold Shares and shall receive NovaGold Shares on the basis determined in accordance with Section 3.01(A) or Section 3.01(B) of this Plan of Arrangement.

ARTICLE 5 - CERTIFICATES AND DOCUMENTATION

5.01     Entitlement to NovaGold Share Certificates

After the Effective Date, certificates formerly representing SpectrumGold Shares shall represent only the right to receive certificates representing NovaGold Shares issued pursuant to Section 3.01(A) or Section 3.01(B) hereof in exchange for such SpectrumGold Shares or payment value for holders who dissent in accordance with Section 4.01. Following the Effective Date, certificates representing the appropriate number of NovaGold Shares will be forwarded to former holders of SpectrumGold Shares against deposit of the certificates formerly representing SpectrumGold Shares, a duly completed letter of transmittal in a form satisfactory to Computershare Investor Services Inc. ("Computershare") and such other documents as Computershare may reasonably require with Computershare, 510 Burrard Street, 4th Floor, Vancouver, British Columbia V6C 3B9 within six years after the Closing of the Plan of Arrangement.

5.02     SpectrumGold Convertible Securities

After the Effective Date, certificates formerly representing SpectrumGold Convertible Securities shall represent only the right to receive certificates representing convertible securities of NovaGold pursuant to Section 3.01(A)(j) or 3.01(B)(b) hereof in exchange for such SpectrumGold Convertible Securities. After the Effective Date, upon deposit with NovaGold at Suite 3454, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49215, Vancouver, British Columbia, V7X 1K8 of the certificates or documents formerly representing SpectrumGold Convertible Securities, holders of such certificates or documents will receive certificates or documents entitling the holders to receive options, warrants and other rights in NovaGold in accordance with Section 3.01(A)(j) or 3.01(B)(b) hereof.

5.03     Fractional Shares

No SpectrumGold Securityholder shall, pursuant to the Plan of Arrangement, receive fractional shares of NovaGold and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

5.04     Letter of Transmittal

As soon as reasonably practicable after the Effective Date, NovaGold shall forward to each former holder of SpectrumGold Shares as at the Effective Date, at the address of such holder as it appears on the register for such holders, a letter of transmittal and instructions for obtaining the certificate or certificates representing the NovaGold Shares issued to such holder pursuant to the Plan of Arrangement. Former holders of SpectrumGold Shares may take delivery of the certificate or certificates representing the NovaGold Shares issued to them pursuant to the Plan of Arrangement by delivering the certificates representing the SpectrumGold Shares formerly held by them to the office of Computershare indicated in the transmittal letter together with such other documents as the depository may require and the certificates representing NovaGold Shares issued to former holders of SpectrumGold Shares shall be registered in such name or names and delivered to such address or addresses as such holders may direct in such letter of transmittal as soon as reasonably practicable after receipt by Computershare of the required documents.

5.05     Termination of Rights

Any certificate of a Shareholder formerly representing SpectrumGold Shares that is not deposited with all other documents as provided in Section 5.01 hereof on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such SpectrumGold Shares to receive NovaGold Shares shall be deemed to be surrendered to NovaGold together with any dividends or distributions thereon held for such holder.

5.06     Distributions

All dividends paid or distributions made in respect of NovaGold Shares for which a certificate formerly representing SpectrumGold Shares has not been deposited with all other documents as provided in Section 5.01 hereof shall be paid or delivered to Computershare to be held, subject to Section 5.05 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.01 hereof.

APPENDIX I TO PLAN OF ARRANGEMENT

NOTICE OF ARTICLES OF NOVAGOLD CANADA INC.

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company as set out in Item A of the Amalgamation Application.

NovaGold Canada Inc.

B TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

not applicable

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The delivery address must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
Van Nieuwenhuyse	Rick		
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
Suite 3454, 1055 Dunsmuir Street, Vancouver	B.C.	Canada	V7X 1K8
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
Suite 3454, 1055 Dunsmuir Street, Vancouver	B.C.	Canada	V7X 1K8
LAST NAME	**FIRST NAME**	**MIDDLE NAME**	
MacDonald	Robert (Don)	J.	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
Suite 3454, 1055 Dunsmuir Street, Vancouver	B.C.	Canada	V7X 1K8
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
Suite 3454, 1055 Dunsmuir Street, Vancouver	B.C.	Canada	V7X 1K8
LAST NAME	**FIRST NAME**	**MIDDLE NAME**	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
LAST NAME	**FIRST NAME**	**MIDDLE NAME**	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**

FORM 13/WEB Rev. 2004 / 3 / 10

NOA Page 1

APPENDIX II TO PLAN OF ARRANGEMENT
ARTICLES OF NOVAGOLD CANADA INC.

EFFECTIVE OF DATE ARTICLES ______________

The Company has as its articles the following articles.

Full name and signature of authorized signatory	Date of signing
___________________________________ [Full name of director]	_______________________

Incorporation number:

NOVAGOLD CANADA INC.
(the “Company”)

ARTICLES

1	.	Interpretation	2
2	.	Shares and Share Certificates	2
3	.	Issue of Shares	4
4	.	Share Registers	4
5	.	Share Transfers	5
6	.	Transmission of Shares	6
7	.	Purchase of Shares	6
8	.	Borrowing Powers	7
9	.	Alterations	7
10	.	Meetings of Shareholders	8
11	.	Proceedings at Meetings of Shareholders	10
12	.	Votes of Shareholders	13
13	.	Directors	17
14	.	Election and Removal of Directors	18
15	.	Alternate Directors	20
16	.	Powers and Duties of Directors	21
17	.	Disclosure of Interest of Directors	22
18	.	Proceedings of Directors	23
19	.	Executive and Other Committees	25
20	.	Officers	26
21	.	Indemnification	27
22	.	Dividends and Reserves	28
23	.	Documents, Records and Reports	29
24	.	Notices	30
25	.	Seal	31
26	.	Prohibitions	32

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1.	Interpretation

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of the shareholder;

(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

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2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

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3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

	(a)	past services performed for the Company;

	(b)	property;

	(c)	money; and

(2)	the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SHARE REGISTERS

4.1	Central Securities Register and any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for

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its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	SHARE TRANSFERS

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)
if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

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5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.	PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

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7.4	Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

8.1	The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2
Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)	by directors' resolution or by ordinary resolution, in each case as determined by the directors:

	(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

	(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

	(d)	if the Company is authorized to issue shares of a class of shares with par value:

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		(i)	decrease the par value of those shares; or

		(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)
change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

	(f)	alter the identifying name of any of its shares; and

(2)	by ordinary resolution otherwise alter its shares or authorized share structure.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)
by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)	by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3	Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4	Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)
by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2)	if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

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10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Location of Meetings of Shareholders and Meetings by Telephone or Other Electronic Means

A meeting of the Company may be held:

(1)	at a location outside British Columbia if that location is:

	(a)	approved by resolution of the directors before the meeting is held; or

	(b)	approved in writing by the Registrar of Companies before the meeting is held; and

(2)
entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors’ resolution prior to the meeting and subject to the Business Corporations Act. Any person participating in a meeting by such means is deemed to be present at the meeting.

10.5	Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

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10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)	state the general nature of the special business; and

(2)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document:

(a)
will be available for inspection by shareholders at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

	(a)	business relating to the conduct of or voting at the meeting;

	(b)	consideration of any financial statements of the Company presented to the meeting;

	(c)	consideration of any reports of the directors or auditor;

	(d)	the setting or changing of the number of directors;

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	(e)	the election or appointment of directors;

	(f)	the appointment of an auditor;

	(g)	the setting of the remuneration of an auditor;

	(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

	(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present or represented by proxy.

11.4	Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the meeting shall be terminated.

11.8	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

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(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16	Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

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(1)	the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.17	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

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(2)
on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)
if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must:

(a)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

	(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

	(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

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12.6	Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)
the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

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(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the chair of the meeting, before the vote is taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the chair of the meeting.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

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13.	DIRECTORS

13.1	Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

	(a)	the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

	(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

	(a)	the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

	(c)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(2) or 13.1(3):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)
if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.3	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

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13.4	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.5	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.6	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)
the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)
those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or reappointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3	Failure to Elect or Appoint Directors

If:

(1)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

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then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

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(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	ALTERNATE DIRECTORS

15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)
will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)
has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

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15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	POWERS AND DUTIES OF DIRECTORS

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of

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persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.	DISCLOSURE OF INTEREST OF DIRECTORS

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

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17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	PROCEEDINGS OF DIRECTORS

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3)	any other director or officer chosen by the directors if:

(a) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president is willing to chair the meeting; or

(c) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

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18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which

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together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	EXECUTIVE AND OTHER COMMITTEES

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

	(a)	the power to fill vacancies in the board of directors;

	(b)	the power to remove a director;

	(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

	(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

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19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)
the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	OFFICERS

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

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20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	INDEMNIFICATION

21.1	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)
“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

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(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	DIVIDENDS

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)
determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

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(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.	DOCUMENTS, RECORDS AND REPORTS

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

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24.	NOTICES

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder’s registered address;

(b)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder’s registered address;

(b)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.

24.2	Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

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24.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)
if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.	SEAL

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

DuMoulin Black

32

26.	PROHIBITIONS

26.1	Definitions

In this Article 26:

(1)	“designated security” means:

	(a)	a voting security of the Company;

(b)
a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

	(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:

	(a)	is not a debt security, and

	(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2	Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

DuMoulin Black

SCHEDULE "F"

VALUATION AND FAIRNESS OPINION

June 3, 2004

Via Courier & Electronic Mail

Dear Sirs,

RE: FORM OF CONSENT – SPECTRUMGOLD INC.

We refer to the formal valuation and fairness opinion dated June 2, 2004, which we prepared for SpectrumGold Inc. (“SpectrumGold”) in connection with the proposed business combination of SpectrumGold and NovaGold Resources Inc. We consent to the filing of the formal valuation and fairness opinion with the Toronto Stock Exchange and the applicable securities commissions in Canada and the inclusion of the formal valuation and fairness opinion in the information circular of SpectrumGold dated June 3, 2003.

Yours truly,

CANACCORD CAPITAL CORPORATION

“David J. Horton”,
Senior Vice President & Director

/kw

June 2, 2004

SpectrumGold Inc.
Suite 3454 - 1055 Dunsmuir Street,
Four Bentall Centre
Vancouver, British Columbia
V7X 1K8

Attention: Independent Committee of the Board of Directors

Dear Sirs,

Re:	Valuation Regarding the Business Combination of SpectrumGold Inc. and NovaGold Resources Inc.

Canaccord Capital Corporation (“Canaccord Capital”) understands that on March 30, 2004, NovaGold Resources Inc. (“NovaGold”) and SpectrumGold Inc. (“SpectrumGold”) entered into a letter agreement under which NovaGold, through a plan of arrangement, will acquire all of the issued and outstanding common shares of SpectrumGold not currently owned by NovaGold, representing approximately 44% of the common shares of SpectrumGold (the “Proposed Transaction”).

Proposed Transaction

Under the terms of the Proposed Transaction, NovaGold will acquire all of the approximately 11,600,000 publicly held common shares of SpectrumGold (approximately 14,200,000 fully diluted). Each SpectrumGold shareholder (other than NovaGold) will be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. NovaGold will issue approximately 8,600,000 (10,500,000 fully diluted) common shares to the shareholders of SpectrumGold. Upon completion of the Proposed Transaction, NovaGold will have approximately 62,700,000 (73,200,000 fully diluted) common shares outstanding.

The Board of Directors of SpectrumGold (the “Board”) appointed an independent committee of directors (the “Independent Committee”) to, among other things, report to the Board and if necessary or desirable, make recommendations to the Board as to whether the Proposed Transaction is fair from a financial point of view to the shareholders of SpectrumGold, other than NovaGold.

Canaccord Capital further understands that the provisions of Ontario Securities Commission Rule 61-501 and Policy Q-27 of Quebec's Agence nationale d'encadrement du secteur financier (the “Related Party Rules”) apply to the Proposed Transaction and that a formal valuation of both the common shares of SpectrumGold and the common shares of NovaGold (the “Valuation”) is required. In this regard, the Independent Committee has requested Canaccord Capital’s opinion of the en bloc fair market value of the common shares of SpectrumGold and NovaGold as at March 29, 2004 (the “Valuation Date”). The Independent Committee has also requested that Canaccord Capital provide an opinion as to whether the Proposed Transaction is fair, from a financial point of view, to the shareholders of SpectrumGold (other than NovaGold) (the “Opinion”).

Engagement of Canaccord Capital Corporation

The Independent Committee engaged Canaccord Capital, effective March 24, 2004, to provide the Valuation and the Opinion.

SpectrumGold agreed to pay Canaccord Capital a fee consistent with accepted industry practices for services of this nature. Canaccord Capital will also be reimbursed for all reasonable out-of-pocket expenses. In addition, SpectrumGold has agreed to indemnify Canaccord Capital in respect of certain matters arising out of its engagement.

No portion of the compensation payable pursuant to this engagement is contingent on the approval or implementation of the Proposed Transaction.

Canaccord Capital understands that this document or a summary thereof will be included in the information circular provided to shareholders of SpectrumGold in connection with the Proposed Transaction. In addition, pursuant to the requirements of applicable securities laws, rules and policies, a copy of the Valuation may be filed with Canadian securities authorities.

Relationship with Interested Parties

Canaccord Capital is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of either SpectrumGold or NovaGold or their associates or affiliates (collectively the “Interested Parties”). Except as advisor to the Independent Committee, neither Canaccord Capital nor any of its associates or affiliates is an advisor to any of the Interested Parties in respect of the Proposed Transaction, nor does Canaccord Capital have a financial interest in the completion of the Proposed Transaction. Accordingly, for the purposes of the Related Party Rules, Canaccord considers itself to be independent of SpectrumGold and NovaGold for the purposes of the Valuation.

Canaccord Capital acts as a trader and dealer, both as principal and agent, in all Canadian financial markets and, in such capacity, may have or in the future may have positions in the securities of the Interested Parties and, from time to time, may have executed and may in the future execute transactions on behalf of the Interested Parties or other clients for which it receives compensation. In addition, as an investment dealer, Canaccord Capital conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters including research and advice on one or more of the Interested Parties.

Otherwise as set forth herein, Canaccord Capital does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord Capital may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

Credentials of Canaccord Capital Corporation

Canaccord Capital is Canada’s largest independently owned investment banking firm. Canaccord Capital employs approximately 1,200 people and has offices in major Canadian centres and offices in London, UK and Barbados. Canaccord Capital provides a wide range of services including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord Capital and its principals have prepared numerous valuations and fairness opinions and have participated in numerous transactions involving private and publicly traded mining companies. The Valuation and Opinion expressed herein is the opinion of Canaccord Capital and the form and content hereof have been approved for release by a committee of its officers and directors, each of whom is experienced in the preparation of fairness opinions and merger, acquisition, divestiture and valuation matters.

Scope of Review

In preparing the Valuation and Opinion, Canaccord Capital reviewed and, where considered appropriate, relied upon the following:

1.	SpectrumGold audited financial statements for the fiscal year ending August 31, 2003;
2.	SpectrumGold unaudited interim financial statements for the quarters ending November 30, 2003 and February 29, 2004;
3.	NovaGold audited financial statements for the fiscal years ending November 30, 2000, 2001, 2002 and 2003;
4.	NovaGold unaudited interim financial statements for the quarters ending February 28, May 31, August 31, November 30, 2003 and February 29, 2004;
5.	Annual Reports of NovaGold for 2001, 2002 and 2003;
6.	Annual Information forms for SpectrumGold (dated November 20, 2003) and NovaGold (dated July 22, 2003 and March 31, 2004);
7.	The letter agreement between NovaGold and SpectrumGold dated March 30, 2004;
8.	A copy of the SpectrumGold TSX listing application and sponsorship letter;
9.	A copy of the NovaGold American Stock Exchange listing application;
10.	A copy of the Agency Agreement amongst SpectrumGold and the Agents for the November 21, 2003 SpectrumGold $14 million equity offering;
11.	SpectrumGold’s and NovaGold’s 2004 Corporate, Exploration and Development Budgets;
12.	Galore Creek Option Agreement dated July 31, 2003;
13.	Independent Technical Report for the Galore Creek Property prepared by GeoSim Services Inc., dated August 11, 2003;

14.	Hatch Engineering proposal to complete an economic assessment and resource estimation on the Galore Creek Project;
15.	Galore Creek Property scoping study prepared by Kennecott Corporation;
16.	The Joint Venture Agreement between NovaGold and Placer Dome and any amendments thereto;
17.	Ambler Property Exploration and Option Agreement dated March 22, 2004;
18.	Rock Creek Project scoping study prepared by Norwest Corporation, dated August 13, 2003;
19.	Notice of SpectrumGold’s Annual Meeting and Management Information Circulars for 2003;
20.	Notices of NovaGold’s Annual Meeting and Management Information Circulars for 2001, 2002 and 2003;
21.	SpectrumGold’s and NovaGold’s share capital structures, shareholder lists and, respective management and directors shareholdings;
22.	The most recent statement of mineral reserves and mineral resources prepared by NovaGold;
23.	Correspondence respecting Donlin Creek amongst Placer Dome Inc. and NovaGold for the period 2003 to present;
24.	Discussions with Placer Dome’s project manager for the Donlin Creek Project;
25.	Copies of the minutes from the meetings of the Board of Directors for SpectrumGold from October 2003 to present;
26.	Copies of the minutes from the meetings of the Board of Directors for NovaGold from January 2002 to present;
27.	Corporate income tax returns of SpectrumGold for the period 2003;
28.	Corporate income tax returns of NovaGold for the period 2000 to 2003;
29.	Income tax pools of SpectrumGold and NovaGold;
30.	Press releases for SpectrumGold and NovaGold for 2003 and 2004;
31.	Investor presentation for SpectrumGold and NovaGold;
32.	Discussions with management of SpectrumGold and NovaGold;
33.	Discussions with the Independent Committee of SpectrumGold;
34.
Certain publicly available information pertaining to the trading history of SpectrumGold, NovaGold and other selected comparable public companies that Canaccord Capital thought to be useful in analyzing the Proposed Transaction;

35.	Data with respect to selected transactions of a comparable nature considered by Canaccord Capital to be relevant;
36.
A certificate of representation by the senior management of SpectrumGold and NovaGold to Canaccord Capital confirming there is no material facts or circumstances to SpectrumGold or NovaGold not disclosed to Canaccord Capital, which would materially affect the conclusions set forth in the Opinions; and,

37.
Such other financial, market, corporate and industry information, investigations and analyses, research and testing of assumptions as Canaccord Capital considered necessary or appropriate in the circumstances.

Prior Valuations

SpectrumGold and NovaGold have represented to Canaccord Capital that no prior valuations (as defined in the Related Party Rules) of SpectrumGold or NovaGold have been prepared.

Assumptions and Limitations

Pursuant to our engagement agreement, and with the approval of the Independent Committee, Canaccord Capital has relied upon and has assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions and representations obtained by it from public and private sources or provided to it by SpectrumGold and NovaGold and their respective subsidiaries, affiliates and advisors, or otherwise pursuant to our engagement.

The senior management of both SpectrumGold and NovaGold have represented to Canaccord Capital, in certificates dated as at the date hereof, amongst other things, that historical information, data and other material provided to Canaccord Capital by SpectrumGold and NovaGold respectively were, at the date prepared, true and accurate in all material respects and did not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which such statements were made, and that there have been no material changes or changes in material facts or new material facts since the respective dates thereof that have not been generally disclosed or disclosed to Canaccord Capital or updated by more current information, data or other materials provided to Canaccord Capital.

Further the senior management of both SpectrumGold and NovaGold have also represented to Canaccord Capital, with respect to any portions of the information that constitute forecasts, projections or estimates, such forecasts, projections or estimates were prepared using the assumptions identified therein, which in the reasonable belief of SpectrumGold and NovaGold, respectively, were reasonable in the circumstances, and are not misleading in any material respect. Subject to the exercise of professional judgment, we have not been requested, nor have we attempted, to verify independently the accuracy or completeness of the information, data, advice, opinions and representations that we have received, and we have assumed that such forecasts, projections or estimates provided to us represent respective management’s best estimates of the most probable results, respectively, for SpectrumGold and NovaGold for the periods presented and that such estimates and projections are justifiable.

The Valuation is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of SpectrumGold and NovaGold as it was reflected in the information and documents reviewed by Canaccord Capital and as it was represented to us in our discussions with management. As well, the Valuation required the development of long-range financial projections for SpectrumGold and NovaGold and an assessment of various issues relating to the current and proposed organizational structures of SpectrumGold and NovaGold, all of which reflect numerous assumptions regarding the impact of general economic and industry conditions on future financial results. While we believe the assumptions used are appropriate in the circumstances, some or all of the assumptions may prove to be incorrect.

In particular, we have assumed that the Joint Venture Agreement with Placer Dome for Donlin Creek, the Galore Creek Option Agreement and the Ambler Property Exploration and Option Agreement (collectively the “Agreements”) will each be performed in accordance with their respective terms by SpectrumGold, NovaGold and the respective third party. However, there can be no assurance that SpectrumGold, NovaGold and the third party will exercise their rights and perform their obligations under the Agreements. In the event SpectrumGold, NovaGold and the third party choose not to exercise their options under the Agreements, our Valuation would be materially different.

Canaccord Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying our conclusions set forth in the Valuation. The preparation of a valuation is complex and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In accordance with the Related Party Rules, the Valuation has been prepared under the supervision of the Independent Committee and may not be used by any person or relied upon by any person other than the Independent Committee and the Board of Directors of SpectrumGold, without the express prior written consent of Canaccord Capital. In particular, the Valuation is not intended to be and does not constitute a recommendation to any of the SpectrumGold Shareholders as to whether or not such shareholder should vote in favour of the Proposed Transaction.

Canaccord Capital is providing the Valuation as of the date hereof and disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation which may come or be brought to Canaccord Capital’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation after the date hereof, Canaccord Capital reserves the right to change, modify or withdraw the Valuation.

All dollar amounts used throughout are expressed in Canadian dollars unless otherwise noted.

Overview of SpectrumGold Inc. and NovaGold Resources Inc.

SpectrumGold Inc.

SpectrumGold, located in Vancouver, was incorporated on March 31, 2003 for the purpose of exploring mineral properties in Canada. SpectrumGold was formed through a plan of arrangement that was completed on June 30, 2003; SpectrumGold acquired the options to various exploration properties held by Viceroy Resource Corporation

(“Viceroy”) and NovaGold. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003. SpectrumGold is exploring these Yukon and British Columbia mineral properties that are owned or under option.

Capital Structure

As at March 29, 2004, SpectrumGold had 25,778,677 common shares outstanding. In addition, SpectrumGold had outstanding options to acquire 2,206,000 common shares at an exercise price of $0.75, 460,000 common shares to be issued to exploration partners and 100,000 Agent’s Warrants exercisable at $3.45 until November 2004. SpectrumGold, as at March 29, 2004, had 28,544,677 fully diluted common shares outstanding. NovaGold, SpectrumGold’s largest investor, owns 14,364,425 common shares, representing approximately 56% (50% fully diluted) of SpectrumGold.

Assets

SpectrumGold has acquired options for three exploration projects in Northern British Columbia (Galore Creek and Copper Canyon) and the Yukon (Brewery Creek). SpectrumGold has acquired four early stage exploration properties in the Yukon as well (McQuesten, Sprogge, Harlan and Klondike).

SpectrumGold Inc.
Measured, Indicated and Inferred Gold (Au), Silver (Ag) and Copper (Cu) Resources
							Contained	SpectrumGold	SpectrumGold	SpectrumGold
	Economic	Resource	Tonnes	Grade Au	Grade Ag	Grade Cu	Au Ozs	Net Au Ozs	Net Ag Ozs	Net Cu Lbs
	Interest %	Category	(M's)	g/t	g/t	%	(000's)	(000's)	(M's)	(M's)
Galore Creek	100%	Measured	-	-	-	-	-	-	-	-
		Indicated	243.2	0.5	6.0	0.8	3,519	3,519	46.9	4,021
		Total M&I	243.2	0.5	6.0	0.8	3,519	3,519	46.9	4,021
		Inferred	70.6	0.6	6.0	0.6	1,430	1,430	13.6	918
		Total	313.8	0.5	6.0	0.7	4,949	4,949	60.5	4,939
Brewery Creek	100%	Measured	-	-	-	-	-	-	-	-
		Indicated	4.0	1.1	-	-	145	145	-	-
		Total M&I	4.0	1.1	-	-	145	145	-	-
		Inferred	2.2	2.0	-	-	143	143	-	-
		Total	6.2	-	-	-	288	288	-	-
Early Stage Exploration Properties: Copper Canyon, Harlan, Klondike, McQuesten and Sprogge
Total M&I							3,664	3,664	46.9	4,021
Total Inferred							1,573	1,573	13.6	918
Total							5,237	5,237	60.5	4,939

Galore Creek, British Columbia
The Galore Creek property is located within the Stikine Gold Belt of Northwestern British Columbia. This 4,700 hectare property is approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine.

In August 2003, SpectrumGold acquired an option with subsidiaries of Rio Tinto plc and Anglo American plc to acquire a 100% interest in the Galore Creek gold-silver-copper deposit. SpectrumGold must complete a pre-feasibility study, expend up to $0.2 million on remediation work on the property and make payments to Rio Tinto and Anglo American totaling US$20.3 million over an eight-year period. The initial payment was

US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

Galore Creek is reported to host, based on the most recent model that was developed for Kennecott Exploration, an Indicated Resource of 243.2 million tonnes, containing 3.6 million ounces of gold (0.45 g/t) and 4.0 billion pounds of copper (0.75%). In addition, an Inferred Resource was estimated to be 70.6 million tonnes, containing 1.4 million ounces of gold (0.63 g/t) and 920 million pounds of copper (0.59%). Data used for the estimate included nearly 500 drill holes totaling over 100,000 metres of core.

SpectrumGold had a budget of $5 million for expenditure at Galore Creek for 2004, with the objective of allowing for the completion of a pre-feasibility study by early 2005. SpectrumGold has engaged Hatch Engineering to conduct a scoping study by mid-2004 that will update the geologic model and resource estimate, as well as, identify infrastructure needs.

Brewery Creek, Yukon
The Brewery Creek property is located within the foothills of the Ogilvie Mountains along the northeastern boundary of the Tintina Gold Belt.

Viceroy operated the Brewery Creek gold mine as an open pit-heap leach mine until 2002, when the mine was closed due to low gold prices. SpectrumGold acquired an option from Viceroy to acquire mining claims and leases around the Brewery Creek mine. SpectrumGold must expend $750,000 on exploration on their claims and leases by June 30, 2006. SpectrumGold has the right to purchase certain mining and infrastructure assets at the Brewery Creek mine.

Copper Canyon, British Columbia
SpectrumGold acquired an option to earn an 80% interest in the Copper Canyon gold-silver-copper property that adjoins the Galore Creek project in northwestern British Columbia from Eagle Plains Resources Ltd. (“Eagle Plains”). SpectrumGold can acquire 60% of the project within four years by issuing to Eagles Plains 400,000 shares of SpectrumGold and completing $3.0 million in exploration expenditures. SpectrumGold may increase its interest in the project to 80% by paying Eagle Plains $1.0 million and completing a feasibility study on the project no later than September 2011.

Harlan Property, Yukon
The Harlan property, which is 100% owned by SpectrumGold, is located 150 kilometres north of the town of Ross River, within the Tintina Gold Belt. The Harlan property consists of 339 Yukon quartz mining claims covering 7,098 hectares.

Klondike Property, Yukon
The Klondike property, which is 100% owned by SpectrumGold, is located east of Dawson City within the Tintina Gold Belt of the Yukon Territory and 30 kilometres east of the former Brewery Creek Gold mine. The Klondike property consists of 46 Yukon quartz mining claims covering 960 hectares.

McQuesten, Yukon
The McQuesten property is located 40 kilometers northeast of the Keno Hill Mining District, outside of Mayo, Yukon.

In 2003, SpectrumGold completed a 10,000 foot diamond drill program on the McQuesten property. Pursuant to an option agreement with Eagle Plains, SpectrumGold earned a 70% interest in the property.

Sprogge Property, Yukon
The Sprogge property is located 175 kilometres north of the Town of Watson Lake within the Tintina Gold Belt of the Yukon Territory. The property consists of 278 Yukon quartz mining claims covering 5,810 hectares. The Sprogge property is jointly owned by SpectrumGold (77.6% interest) and Newmont Mining Corporation (22.4% interest). SpectrumGold intends to complete additional target definition and further drill testing.

Selected Financial Information

Illustrated in the table below is a summary of pertinent financial information of SpectrumGold for the first fiscal year ended August 31, 2003 and for the first quarter of 2004.

SpectrumGold Inc.
(Cdn$000s except per share amounts)	Quarter ending	Year Ended
	30-Nov-03	31-Aug-03
Balance Sheet Data
Working Capital	16,473	853
Total Assets	22,271	5,511
Long term Debt	-	-
Shareholders' Equity	20,945	3,417
Book Value per Share	1.18	0.59

NovaGold Resources Inc.

NovaGold, located in Vancouver, is a resource company engaged in the exploration of mineral properties in Alaska, British Columbia and the Yukon Territory.

Capital Structure

As at March 22, 2004, NovaGold had 54,193,612 common shares outstanding. In addition, NovaGold had options outstanding to acquire 5,023,500 common shares over a variety of time periods at exercise prices ranging from $0.35 to $6.60. Further, NovaGold had 3,500,000 share purchase warrants outstanding, each of which entitles the holder to acquire one common share at a price of $7.00 per share until October 1, 2008. On a fully diluted basis, NovaGold had 62,717,112 common shares outstanding.

Assets

NovaGold has optioned two exploration projects (the Ambler project in Alaska and, through SpectrumGold in Northern British Columbia, Galore Creek) and has acquired three development stage projects in Alaska (Rock Creek (100%), the Nome Gold Project (100%) and Donlin Creek (30%)).

NovaGold Resources Inc.
Measured, Indicated and Inferred Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb) Resources
									Contained	NovaGold	NovaGold	NovaGold	NovaGold	NovaGold
	Economic	Resource	Tonnes	Grade	Grade	Grade	Grade	Grade	Au Ozs	Net Au Ozs	Net Ag Ozs	Net Cu Lbs	Net Zn Lbs	Net Pb Lbs
	Interest %	Category	(M's)	Au g/t	Ag g/t	Cu %	Zn %	Pb %	(000's)	(000's)	(M's)	(M's)	(M's)	(M's)
Donlin Creek	30%	Measured	7.9	3.1	-	-	-	-	799	240	-	-	-	-
(PDG earning		Indicated	109.5	2.9	-	-	-	-	10,343	3,103	-	-	-	-
70%)		Total M&I	117.5	3.0	-	-	-	-	11,142	3,343	-	-	-	-
		Inferred	142.2	3.1	-	-	-	-	14,308	4,292	-	-	-	-
		Total	259.7	3.1	-	-	-	-	25,450	7,635	-	-	-	-
Galore Creek	56%	Measured	-	-	-	-	-	-	-	-	-	-	-	-
		Indicated	243.2	0.5	6.0	0.8	-	-	3,519	1,971	26.3	2,252	-	-
		Total M&I	243.2	0.5	6.0	0.8	-	-	3,519	1,971	26.3	2,252	-	-
		Inferred	70.6	0.6	6.0	0.6	-	-	1,430	801	7.6	514	-	-
		Total	313.8	0.5	6.0	0.7	-	-	4,949	2,771	33.9	2,766	-	-
Brewery Creek	56%	Measured	-	-	-	-	-	-	-	-	-	-	-	-
		Indicated	4.0	1.1	-	-	-	-	145	81	-	-	-	-
		Total M&I	4.0	1.1	-	-	-	-	145	81	-	-	-	-
		Inferred	2.2	2.0	-	-	-	-	143	80	-	-	-	-
		Total	6.2	-	-	-	-	-	288	161	-	-	-	-
Ambler	51%	Measured	-	-	-	-	-	-	-	-	-	-	-	-
(RTZ earning		Indicated	-	-	-	-	-	-	-	-	-	-	-	-
49%)		Total M&I	-	-	-	-	-	-	-	-	-	-	-
		Inferred	36.3	0.7	54.9	4.0	5.5	0.8	817	417	31.7	1,632	2,142	326
		Total	36.3	0.7	54.9	4.0	5.5	0.8	817	417	31.7	1,632	2,142	326
Rock Creek	100%	Measured	3.0	2.8	-	-	-	-	273	273	-	-	-	-
		Indicated	3.4	2.7	-	-	-	-	282	282	-	-	-	-
		Total M&I	6.4	2.7	-	-	-	-	555	555	-	-	-	-
		Inferred	2.9	2.8	-	-	-	-	303	303	-	-	-	-
Saddle		Inferred	3.6	2.2	-	-	-	-	260	260	-	-	-	-
		Total	13.0	2.6	-	-	-	-	1,118	1,118	-	-	-	-
Nome Gold	100%	Measured	48.8	0.3	-	-	-	-	484	484	-	-	-	-
(Gold with co-		Indicated	90.3	0.2	-	-	-	-	688	688	-	-	-	-
product gravel)		Total M&I	139.1	0.3	-	-	-	-	1,172	1,172	-	-	-	-
		Inferred	156.5	0.2	-	-	-	-	1,066	1,066	-	-	-	-
		Total	295.5	0.2	-	-	-	-	2,237	2,237	-	-	-	-
Shotgun	50%	Inferred	32.8	0.9	-	-	-	-	980	490	-	-	-	-
(TNR option 50%)		Total	32.8	0.9	-	-	-	-	980	490	-	-	-	-
Total M&I									16,533	7,122	26.3	2,252	-	-
Total Inferred									19,307	7,709	39.3	2,146	2,142	326
Total									35,840	14,831	65.571	4,398	2,142	326

Donlin Creek, Alaska
The Donlin Creek property is located in southwest Alaska approximately 19 kilometers north of the village of Crooked Creek on the Kuskokwim River.

In July 2001, NovaGold entered into an option agreement with Placer Dome to earn a 70% interest in the Donlin Creek property. In November 2002, NovaGold earned its 70% interest. In February 2003, as per the back-in right in the option agreement, Placer Dome elected to reacquire a 40% interest (increasing Placer Dome’s interest to 70%) in the property by committing to expend approximately US$32 million on project development, completing a feasibility study, and making a positive construction decision by November 2007 for a mine that would produce at least 600,000 ounces of gold per year.

The resource estimate shows a Measured Resource of 11.1 million ounces of gold, grading an average of 3.0 g/t gold, and an Inferred Resource of 14.3 million ounces of gold grading 3.1 g/t.

Placer Dome is currently completing a pre-feasibility study on the project with the feasibility study scheduled to commence in the second half of 2004. NovaGold has announced that Placer Dome plans to spend US$6.0 million on Donlin Creek for project development in 2004. The mine construction decision is targeted for late 2007.

Galore Creek, British Columbia
(see above)

Brewery Creek, Yukon
(see above)

Ambler Property, Alaska
The Ambler property consists of 14,000 hectares covering a volcanogenic massive sulfide district. The Ambler property is located 150 miles east of Kotzebue Sound in Northwestern Alaska.

In March 2004, Novagold signed an agreement with subsidiaries of Rio Tinto plc to acquire a 51% interest in the Ambler property. NovaGold must match Rio Tinto’s past expenditures of US$20 million on the property before 2016. NovaGold must spend a minimum of US$5 million during the first five years of the agreement on exploration and development work and conclude agreements with landowners in the region for access and infrastructure. During the second phase of the agreement, NovaGold must spend the balance of the earn-in funds and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. NovaGold is manager of the project through to the completion of a final positive feasibility study, at which time, Rio Tinto has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to NovaGold equivalent to 4% of the project's Net Present Value using a 12.5% discount rate.

The most advanced target on the property, the Arctic deposit, hosts a historical Inferred Resource of 36.3 million tonnes grading 0.7 g/t gold, 54.9 g/t silver, 4.0% copper, 5.5% zinc and 0.8% lead. The contained precious metals in this resource total over 817,000 ounces of gold and 62.1 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead. The estimate was based on 70 widely spaced drill holes.

NovaGold has budgeted approximately US$1.0 million for exploration and development work on the Ambler property for 2004. NovaGold will initiate an exploration program in the third quarter of this year to update the geologic model for the project.

Rock Creek, Alaska
The Rock Creek project is located just north of the City of Nome, Alaska. The project is on a combination of patented mining claims that are owned 100% by NovaGold and leased land that is owned by the Bering Straits Native Corporation that will receive a royalty on gold production from their land.

The Rock Creek project is anticipated to be NovaGold's first project to begin production. Based on completion of the final feasibility study and receipt of the project permits, a production decision is targeted for mid-2005 and gold production for 2006.

The Rock Creek project contains Measured, Indicated and Inferred gold resources of approximately 1.1 million ounces.

Based on an August 2003 independent economic assessment, the indicated annual production potential of the Rock Creek project is approximately 100,000 ounces of gold per year. Capital costs are estimated at US$40.0 million with total cash cost of US$200 per ounce.

Nome Gold Project, Alaska
The Nome Gold Property is located near Nome, Alaska in the Seward Peninsula Gold Province. NovaGold has initiated preliminary engineering and economic studies to evaluate the economic viability of restarting gold production on the project. In 1998, mining was shut down on the project due to low gold prices.

The Nome Gold property currently contains 1.2 million ounces of measured and indicated gold resources and an additional 1.1 million ounces of inferred gold resource.

Shotgun, Alaska
The Shotgun property is located 180 kilometers south of Donlin Creek within the Kuskokwim Gold Belt. NovaGold partnered with TNR Gold Corp. (“TNR”) to advance the project. TNR can earn a 50% interest in the project by expending US$3 million on exploration by May 2006. TNR can increase its interest in the project to 70% by spending an additional US$6 million toward project development. NovaGold has a back-in option to regain a 50% interest in the project.

NovaGold’s drilling program in 1998 on the Shotgun deposit identified an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off.

Selected Financial Information

Illustrated in the table below is a summary of pertinent financial information of NovaGold for the past three completed fiscal years.

NovaGold Resources Inc.
(Cdn$000s except per share amounts)	Year Ended November 30
	2003	2002	2001
Balance Sheet Data
Working Capital	54,724	16,586	2,665
Total Assets	99,958	52,723	17,960
Long term Debt	-	-	1,217
Shareholders' Equity	84,062	44,921	11,300
Book Value per Share	1.73	1.25	0.46

Valuation Principles, Approach, Methodologies

Valuation Principles

This Valuation has been prepared based on techniques that Canaccord Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account our assumptions. For the purposes of this Valuation, “fair market value” is defined as the highest price that an informed and prudent buyer would pay in an open and unrestricted market to an informed and prudent seller, each acting at arm’s length, where neither party is under any compulsion to transact, expressed in terms of money or money’s worth. We have valued the common shares of SpectrumGold as if the Company were sold “en bloc” to an arm’s length acquiror. In this respect, reference should be made to the “Scope of Review” and “Assumptions and Limitations” set out above.

In connection with our engagement with the Independent Committee, Canaccord Capital analyzed the relative valuation of SpectrumGold and NovaGold with respect to the Proposed Transaction. In this regard, Canaccord Capital has also prepared a valuation for the common shares of NovaGold. Given that the Proposed Transaction contemplates a share exchange ratio for consideration to the holders of the Common Shares of SpectrumGold, we have viewed the fair market value for the common shares of NovaGold en bloc. We have also conducted a careful analysis of the premium bid offered to the closing price of SpectrumGold on the Valuation Date.

In preparing the Valuation, Canaccord Capital reviewed, considered and performed a number of financial and comparative analyses. The preparation of the Valuation involved various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the Valuation is not necessarily susceptible to partial analysis or summary description. No specific weightings were assigned to any of the various methodologies employed. Instead, qualitative judgements were based on our experience in rendering valuations and opinions and on circumstances then prevailing as to the significance and relevance of each analysis and factor.

Any attempt to select portions of our analysis or the factors considered, without considering all factors and analysis employed would create an incomplete and misleading view of the process underlying the valuation conclusion.

Approach and Methodologies

Based on Canaccord Capital’s professional judgement and extensive experience in valuing public companies in the mining sector, we reviewed the three primary methodologies that are widely accepted for valuing mining companies, namely; a) Price to Cash Flow Multiple; b) Net Asset Value Multiple; and, c) Market Capitalization Per Ounce In Situ (in the ground).

The selection of the methodology varies for different classes of corporate entities. The selection of the methodology is driven by the maturity of the corporate assets. The relevant methodologies selected are categorized in the following table:

Mining Company Valuation Methodologies
Class	Primary Valuation Method
Senior Producers
(1,000,000 + oz./yr. Average)	Cash Flow Multiple and NAV Multiple
Mid-tier Producers
(300,000-1,000,000 oz./yr. Average)	NAV Multiple
Junior Producers
(100,000-300,000 oz./yr. Average)	NAV Multiple
Exploration Companies
(n/a)	Market Capitalization per oz. In Situ

Canaccord Capital, in its professional judgement, has determined that SpectrumGold has an identifiable and measured resource calculation. However, due to the fact that the project is currently in pre-feasibility stage and has yet to obtain a scoping study, it is Canaccord Capital’s view that SpectrumGold should be classified as ‘exploration class’ and, therefore, the primary methodology relied upon was the Market Capitalization per ounce In Situ method.

With respect to NovaGold’s valuation, careful consideration was given to the more advanced nature of its assets. The current stage of development of its major assets, namely, Donlin Creek and Rock Creek suggested a certain reliance on a discounted cash flow (defined herein as “DCF”) technique to arrive at a Net Asset Value range, even though NovaGold is not yet in production on these assets. Significant consideration was also placed on Market Capitalization per ounce In Situ. The valuation conclusion was a combination of both methods to arrive at an appropriate net asset value per common share range.

Valuation of SpectrumGold

Inherent in determining the value of SpectrumGold was the value derived from our assessment of SpectrumGold’s option to purchase 100% ownership in the Galore Creek copper-gold-silver project in northern British Columbia. In Canaccord Capital’s professional judgement such an assessment must be made within the context of the large project finance requirements that could be well in excess of US$450 million. The primary focus of Canaccord Capital’s analysis was the Galore Creek project. Value was also attributed to early stage exploration projects of Brewery Creek, McQuesten, and Copper Canyon, despite the lack of any definable In Situ resource.

In preparing the valuation of Spectrum, Canaccord Capital applied various methodologies. Canaccord Capital considers the following methodologies to be appropriate:

In Situ Valuation Technique – Peer Group Analysis

Given the early stage development nature of SpectrumGold’s assets, the relative In Situ value was a strong determinant in valuing the en bloc common shares of SpectrumGold. Canaccord Capital analyzed the relative values of public Canadian junior exploration/development companies. In this regard, Canaccord Capital is of the view that significant relevance should be given to the In Situ value as a valuation technique. We compared the In Situ value of these publicly traded companies and examined them based on several criteria including property location, relative reserve development of those properties, and the timing and magnitude of future mineral production.

Canaccord Capital concluded that the average In Situ value for our selected public Canadian junior exploration/development companies, at the Valuation Date, was US$46.08 per ounce in the ground (see Appendix A).

Canaccord Capital further investigated these In Situ values and compared the relevant stages of development. We considered the characteristics of SpectrumGold’s Galore Creek project and, in our professional judgement, narrowed the scope to junior exploration gold-copper companies.

As a result, Canaccord Capital derived a value based on a peer group of junior gold-copper exploration companies that was more relevant than the average Market Capitalization per ounce for junior exploration/development companies. This analysis implied an average market capitalization per ounce In Situ for the relevant peers of US$15.24. This comparison of similar development stage companies led Canaccord Capital to arrive at an In Situ value range of US$15 - US$16 per ounce.

Average Market Value Comparables - In Situ
Gold-Copper Resource Companies
US$ per Oz.
Junior Exploration/Development	46.08
Junior Exploration	15.24

In our assessment this In Situ value was more appropriate due to the project’s current status of pre-scoping study, pre-engineering study and pre-environmental assessment stage. The project’s remote location and the degree of uncertainty with respect to the estimated project capital cost were also strongly considered. Moreover, SpectrumGold has significant capital requirements for an 8-year option period to obtain 100% ownership. SpectrumGold’s ability to access capital to meet the required option payments was also considered in our estimation of In Situ value.

The peer group selected includes companies with projects containing gold and copper resource bases. In Canaccord Capital’s professional judgement, the value of the copper resource is implicit in the Market Capitalization per ounce of gold. In Canaccord Capital’s comparative analysis, the determination market capitalization per ounce was completed utilizing gold as the lead resource.

The US$15 - US$16 per ounce multiplier was applied to the total resource calculation of 5.0 million ounces to arrive at an implied value of $98.1 million to $104.7 million for the Galore Creek project. A value was also assigned to the other SpectrumGold assets of Copper Canyon, Brewery Creek and McQuesten. Canaccord Capital reviewed the reliability of the inferred resource base of the exploration projects as well as the relevant acquisition and development costs of these projects. Canaccord Capital also reviewed the comparable market capitalizations of early stage gold-copper exploration public companies in the geographical region of Yukon and Northern British Columbia. Canaccord Capital surmised that the relevant comparables traded at a range of $7.0 million to $17.0 million (see Appendix B). In our assessment, it was very difficult to assign a value to SpectrumGold’s exploration properties, as there is no indicated or inferred resource base. While Canaccord Capital gave strong consideration to the total acquisition and development costs of $2.5 million for these properties, we relied on the relative market capitalizations of other junior public companies in the region and attributed an aggregate sum of approximately $10 million to the exploration potential of SpectrumGold’s Copper Canyon, Brewery Creek and McQuesten properties.

In Situ V aluation of SpectrumGold
(Cdn$000s except per share amounts)	Economic	In Situ	Valuation
	Interest	US$ per oz.	Low	High
Mining Assets
Galore Creek	100%	15.00-16.00	98,168	104,712
Exploration Potential			10,000	10,000
Working Capital (Fully Diluted)			18,473	18,473
			126,640	133,185
Less PV Galore Option Payments			22,111	22,111
Net Asset Value			104,529	111,074
Fully Diluted (000s)			28,545	28,545
Net Asset Value per Share (Fully Diluted)			3.66	3.89

Based upon and subject to the foregoing, the value per share under the In Situ approach was estimated to be $3.66 to $3.89 on a fully diluted basis.

Discounted Cash Flow Model Approach

Canaccord Capital utilized a DCF model and ran a sensitivity analysis on the price per pound of copper and the price per ounce of gold. Canaccord Capital applied a range of 10% to 11% discount rate to the projected cash flow for the Galore Creek Project. The DCF models for Galore Creek were constructed by Canaccord Capital, based on financial projections prepared by the Management of SpectrumGold. Canaccord Capital selected the capitalization rates at the valuation date having regard to the following:

a)	those factors cited herein above;
b)	the then prevailing economic, stock and money market conditions. In this regard, some of the indicators of significance which were examined are as follows:

	i)	Bank Prime Rate;
	ii)	Bank of Canada Rate;
	iii)	long-term government bonds;
	iv)	long-term corporate bonds;
	v)	Treasury Bills;
	vi)	conventional mortgages;
	vii)	the characteristics of SpectrumGold’s projects identified herein;
	viii)	a detailed weighted average cost of capital analysis for SpectrumGold; and,
	ix)	the rates of return required by investors for early stage development companies as at the valuation date.

Based on our discussions with Management and our assessment of the current market environment, Canaccord Capital has assumed the following:

a)	a total capital expenditure of US$450 million for the Galore Creek Project and 30,000 tonnes per day mine schedule;
b)	a range of 10 - 11% discount rate (for early stage development projects);
c)	US$375 per ounce long-term gold price forecast; and,
d)	US$0.85 per pound long-term Copper price forecast.

Canaccord Capital DCF model implied a Net Present Value for Galore Creek of $89.8 million. In Canaccord Capital’s professional judgement a DCF methodology for the remaining exploration assets of Copper Canyon, Brewery Creek, and McQuesten was not relevant.

The assumptions, estimates, and projections contained in our analysis were reviewed and accepted by the Management of SpectrumGold as reasonable based on information available at the time.

In our view, the total capital expenditure required to put the Galore Creek project into production remains a difficult number to define. The project is at the pre-feasibility stage and the development costs are an estimate. The site is situated in a remote location with significant logistical considerations involving issues relating to road access and power requirements. Moreover, Management of SpectrumGold has budgeted for a very active drill program for the summer of 2004 and there exists the potential to define this mineral system for further expansion. Therefore, Canaccord Capital viewed the DCF approach to value the Galore Creek project as a secondary methodology for arriving at a valuation conclusion for the en bloc common shares of SpectrumGold.

DCF Valuation of SpectrumGold
(Cdn$000s except per share amounts)	Economic	Valuation
	Interest	Low	High
Discount Rate		11.0%	10.0%

Mining Assets
Galore Creek	100%	89,840	120,983
Exploration Potential		10,000	10,000
Working Capital (Fully Diluted)		18,473	18,473
		118,313	149,456
Less PV Galore Option Payments		22,111	22,111
Net Asset Value		96,202	127,345
Fully Diluted (000s)		28,545	28,545
Net Asset Value per Share (Fully Diluted)		3.37	4.46

Based upon and subject to the foregoing, the value per share under the DCF approach was estimated to be $3.37 to $4.46 as at Valuation Date.

Other Considerations

Recent Private Placement

Canaccord Capital reviewed SpectrumGold’s recent private placement of equity to identify further evidence of fair market value. A private placement of equity was completed in November 2003 in which 2,000,000 common shares of SpectrumGold were issued at a price of $3.10 per share for gross proceeds of $6,200,000. A number of financial buyers and institutional money managers participated in this brokered private placement. Contemporaneously with the brokered financing, SpectrumGold's parent company, NovaGold, in order to maintain its 56% ownership, purchased on a non-brokered basis 2,080,000 common shares of SpectrumGold at $3.10 per share and 500,000 shares at $3.45 per share, for total gross proceeds of $8,173,000.

This method was a tertiary approach in arriving at our overall conclusion of valuation, but in Canaccord Capital’s view, it represented further evidence of fair market value. The private placement established a price in an open and unrestricted market in which informed and prudent parties (acting at arm’s length) were prepared to pay.

Based on the tertiary analysis of the recent private placement, it is implied, using this methodology that the values of the en bloc common shares of SpectrumGold would be in the $3.10 to $3.45 per share range in the November 2003 timeframe.

Valuation Conclusion for SpectrumGold

The primary methodology utilized was to arrive at a relative In Situ valuation of Galore Creek and then calculate the net asset value that includes the additional value for the exploration potential of the Copper Canyon, Brewery Creek and McQuesten properties. The DCF approach resulted in a higher implied value for the Galore Creek project, however, in Canaccord Capital’s professional judgement, given Galore Creek’s early stage development status, the In Situ methodology was more appropriate.

Therefore, based upon the qualifications, restrictions and limitations noted herein, Canaccord Capital is of the opinion that the en bloc fair market value of the Shares of SpectrumGold fell in a range of $3.66 to $3.89 on a fully diluted per share basis as at Valuation Date.

Valuation of NovaGold

NovaGold’s primary assets are the advanced development stage Rock Creek (feasibility study work to begin in the second half 2004), the earlier stage development project Donlin Creek, which is currently at the pre-feasibility stage and the 56% majority interest in SpectrumGold’s issued and outstanding shares. Canaccord Capital also reviewed and assessed the Nome Gold Property, the Shotgun Property and the new Alaskan joint venture property (Artic deposit) of Ambler.

In preparing the valuation of Spectrum, Canaccord Capital applied various methodologies. Canaccord Capital considers the following methodologies to be appropriate:

Discounted Cash Flow

DCF models for Rock Creek and Donlin Creek were constructed by Canaccord Capital, based on financial projections prepared by the Management of NovaGold. In both cases Canaccord Capital referenced the Company’s stated estimates of potential operating production, reviewed the total capital costs and applied a US$375 per ounce long-term gold price forecast value and a discount rate range of 5% - 6%.

We have selected the capitalization rates at the Valuation Date having regard to those factors cited in the SpectrumGold DCF Model discussion, a survey of relative peer group companies’ cost of capital (see Appendix C) and the rates of return required by investors for pre-feasibility and feasibility stage gold projects.

Based on our discussions with Management and our assessment of the current market environment, Canaccord Capital has assumed the following:

a)	a total capital expenditure of approximately US$40 million for the Rock Creek Project and a total capital expenditure of the Donlin Creek Project of approximately US$800 million;
b)	a 5 - 6 % discount rate (for early stage development projects);
c)	US$375 per ounce long-term gold price forecast;
d)	US$0.85 per pound long-term Copper price forecast; and,
e)	a detailed weighted average cost of capital analysis for SpectrumGold.

The assumptions, estimates, and projections contained in our analysis were reviewed and accepted by the Management of NovaGold as reasonable based on information available at the time. The DCF approach employs certain assumptions regarding Free Cash Flows, the components of the calculated weighted average cost of capital (see Appendix C) and terminal values. In our judgement, the assumptions used are appropriate in these circumstances. However, it is possible that some or all of these assumptions may prove to be incorrect. Given the more advanced nature of NovaGold’s projects, the DCF approach received strong consideration as a valuation technique in arriving at our valuation conclusion.

DCF Valuation of NovaGold
(Cdn$000s except per share amounts)	Valuation	Economic	Valuation
	Method	Interest	Low	High
Discount Rate			6%	5%

Mining Assets
Donlin Creek	DCF	30%	245,677	282,292
Ambler	In Situ	51%	10,681	14,953
Rock	DCF	100%	40,248	44,295
Nome	In Situ	100%	23,424	29,280
Shotgun	In Situ	50%	5,131	6,414
			325,161	377,233
Working Capital (Fully Diluted)	Book Value		74,966	74,966
Interest in SpectrumGold	In Situ	56%	58,536	62,201
Net Asset Value			458,663	514,400
Fully Diluted (000s)			59,217	59,217
Net Asset Value per Share (Fully Diluted)			7.75	8.69

Based upon and subject to the foregoing, the value per share under the DCF approach was estimated to be $7.75 to $8.69 per share on a fully diluted basis as at Valuation Date.

In Situ Peer Group Analysis

Canaccord Capital conducted a thorough analysis of peer group In Situ valuation for each major property held by NovaGold. In this case, Canaccord Capital applied the average peer group market capitalization per ounce. The advanced nature of both projects led Canaccord Capital to conclude that, for the purpose of an In Situ analysis, the average for the peer group should be utilized. In our professional judgment, this valuation technique was strongly considered in combination with our DCF model.

In Situ Valuation of NovaGold
(Cdn$000s except per share amounts)
		In Situ
	Economic	US$ per oz.				Valuation
	Interest	Low		High		Low	High
Mining Assets
Donlin Creek	30%	40.00	-	45.00		175,005	196,881
Ambler	51%	0.005	-	0.007	[1]	10,681	14,953
Rock Creek	100%	40.00	-	45.00		58,534	65,851
Nome Gold	100%	8.00	-	10.00		23,424	29,280
Shotgun	50%	8.00	-	10.00		5,131	6,414
						272,775	313,378
Working Capital (Fully Diluted)						74,966	74,966
Interest in SpectrumGold	56%					58,536	62,201
Net Asset Value						406,277	450,545
Fully Diluted (000s)						59,217	59,217
Net Asset Value per Share (Fully Diluted)						6.86	7.61
1 US$ per lb. (Cu as the lead resource)

Based upon and subject to the foregoing, the value per share under the In Situ approach was estimated to be $6.86 to $7.61 per share on a fully diluted basis as at Valuation Date.

Valuation Conclusion for NovaGold

Canaccord Capital, in its professional judgement, applied a combination of peer group In Situ valuation methodology for the exploration projects and a DCF methodology for the development properties to arrive at Net Asset Value per Share.

Based upon the qualifications, restrictions and limitations noted herein, Canaccord Capital is of the opinion that the en bloc fair market value of the Shares of NovaGold fell in a range of $7.75 to $8.69 per share on a fully diluted basis as at Valuation Date.

Conclusion as to Fairness

Canaccord Capital has been requested by the Independent Committee to provide our opinion that the consideration to be received in respect of the Proposed Transaction by the holders of common shares (other than NovaGold) is fair from a financial point of view.

In considering the fairness of the Proposed Transaction, from a financial point of view, to the holders of the common shares (other than NovaGold), Canaccord Capital principally considered and relied upon the following;

a)	comparison of the share exchange ratio, the relative valuations and the range of fair market values for both NovaGold and SpectrumGold;
b)	a comparison of the consideration per common share to the Net Asset Value per share valuation of SpectrumGold;
c)	a comparison of the consideration per common share to the historical trading prices of SpectrumGold prior to the valuation date; and
d)	other qualitative factors.

Comparison of the Share Exchange Ratio to Relative Valuation of SpectrumGold to NovaGold

In connection with our engagement with the Special Committee, Canaccord Capital analyzed the relative valuation regarding the business combination of SpectumGold and NovaGold and conducted valuation analysis of both companies. Our analysis concluded that the share exchange offer of 1.0 NovaGold share for every 1.35 SpectrumGold shares held, values the en bloc common shares of SpectrumGold on a relative market capitalization basis at $4.79 per share based on closing prices on the Valuation Date. This represents a 42.8% premium to the price at closing on March 29, 2004.

Comparison of Share Exchange Ratio to SpectrumGold Relative NAV per Share

Canaccord Capital applied an In Situ valuation approach to arrive at a NAV per share of SpectrumGold and compared this value to the effective offer by NovaGold. Our analysis suggests that NovaGold’s share exchange offer represents a 25 - 30% premium to the NAV per share of SpectrumGold.

Comparison of Share Exchange Ratio (Premium) to Historical Trading Price

Canaccord Capital examined the average daily volume as a percentage of total shares outstanding, average daily volume as a percentage of the float, daily value of trading and block trading volume for a 30, 60 and 90 day weighted average in the time frame leading up to the effective date of the announcement of the Proposed Transaction.

Our analysis concluded that the share exchange offer of 1.0 NovaGold share for every 1.35 SpectrumGold shares held, effectively values the en bloc Common Shares of SpectrumGold on a relative market capitalization basis at $4.79 per share based on closing prices on the valuation date. This represents an approximate premium of 30% - 40% to the 30, 60 and 90 day weighted average prices of SpectrumGold prior to Valuation Date (see Appendix D).

Other Qualitative Factors

In considering the fairness of the Proposed Transaction, from a financial point of view, to the holders of the Common Shares, Canaccord Capital has also reviewed the following qualitative factors:

Consideration of Take-Over Premia – Precedent Transaction Analysis

Canaccord Capital reviewed a number of recent open market transactions in the mining sector in the context of the current capital market environment.

It is the assessment of Canaccord Capital that the effective premium offered by NovaGold to the 30, 60 and 90 day weighted average trading price of SpectrumGold (see Appendix E) is consistent with the median premium in recent market precedent transactions of 20 - 30%.

Minority Discount/Premium Considerations

From a fair market value perspective, Canaccord Capital considered one of the fundamental principles of business and security valuation in our examination of the minority shareholding (those common shares not currently held by the controlling shareholder), namely, the value of a minority shareholding is sometimes less than a rateable portion of the en bloc fair market value of the Company. In the context of widely held publicly traded shares, small minority shareholdings typically trade at a less than rateable value due to the fact that rights and privileges that attach to shares forming a controlling interest do not attach to shares forming a minority interest.

NovaGold holds 56% of the issued and outstanding shares of SpectrumGold and the minority interest has little or no control over the economic direction of their investment and no control over the rate of return directly realizable on the investment. As a result, a professional valuator could argue that the minority interest should suffer a discount to the rateable value.

Therefore, the premium that the NovaGold offer represents to the minority interest shareholders of SpectrumGold gives Canaccord Capital considerable confidence that the offer is fair from a financial point of view.

Diversification of Assets

In addition, consideration was given to the prospects of SpectrumGold shareholders future holdings in NovaGold with the benefits of the diversification of four additional assets. The post business combination (proforma) resource base of NovaGold would include 17 million ounces, spread among five projects; Donlin Creek, Rock Creek, Nome Gold, Galore Creek and the recently announced 51% joint venture interest in the Ambler project. For the holders of the Common Shares of SpectrumGold, the inherent risks in mining development are such that this diversification will help mitigate the reliance on the economic success of the Galore Creek project.

Other Potential Purchasers

No other potential purchaser has expressed interest in acquiring the minority position of the Company. Moreover, it is the assessment of Canaccord Capital that given NovaGold current 56% ownership of the current total outstanding shares and the shared management, it is unlikely that there is another purchaser, who at the Valuation Date could achieve significant economies of scale.

Larger Market Capitalization and Increased Liquidity

It is Canaccord Capital’s view that the shareholders of SpectrumGold will benefit from the increased liquidity in NovaGold’s larger market capitalization. NovaGold maintains a stronger balance sheet and greater access to capital than SpectrumGold. By virtue of its larger market capitalization and dual listing on the Toronto Stock Exchange and the American Exchange, NovaGold is well positioned to take advantage of broader access to capital. The issue of access to capital is a major consideration as SpectrumGold’s major asset Galore Creek will require US$20.3 million of capital by 2008 to earn 100% ownership. Moreover, in order to develop the proposed 30,000 tonne per day operation, the Galore Creek Project will have total project capital requirements that could be well in excess of US$450 million.

In Canaccord Capital’s professional judgement, the likelihood of the successful capital funding of the Galore Creek project is significantly enhanced by the realization of the Proposed Transaction.

Fairness Conclusion

Based upon and subject to the foregoing, Canaccord Capital is of the opinion, as of the date hereof, that the consideration to be received in respect of the Proposed Transaction by the holders of the Common Shares (other than NovaGold) is fair from a financial point of view.

Yours truly,

(Signed) Canaccord Capital Corporation

APPENDIX “A”

Junior Exporation/Development In-situ Valuation
(000s except per Oz amounts)		Market		Market Cap
Company	Ticker	Cap (C$)	Au Oz	per Oz (US$)
Alamos Gold	AGI	135,940	3,530	29.42
American Bonanza	BZA	43,174	1,200	27.49
Anatolia Minerals	ANO.U	52,248	3,620	11.03
Arizona Star Resources	AZS	244,305	5,690	32.80
Aurizon Mines	ARZ	155,680	2,870	41.44
Axmin Inc.	AXM	86,250	380	173.41
Canarc Resources	CCM	43,378	1,300	25.49
Comaplex Minerals Corp.	CMF	114,076	3,640	23.94
Cumberland Resources	CLG	128,454	4,860	20.19
Desert Sun Mining	DSM	70,917	2,690	20.14
Etruscan Resources	EET	116,917	3,190	28.00
European Goldfields	EGU	156,320	2,840	42.05
Gabriel Resources	GBU	478,728	23,320	15.68
Gammon Lake Resources	GAM	450,146	4,450	77.28
Glencairn Gold Corp.	GGG	101,250	1,580	48.96
Golden Queen Mining	GQM	46,710	1,840	19.39
Gold Reserve Inc.	GRZ	163,680	7,330	17.06
Great Basin Gold	GBG	223,574	5,570	30.67
Greystar Resources	GSL	43,470	5,160	6.44
Intrepid Minerals Corp.	IAU	44,892	860	39.88
Jaguar Mining Company	JAG	108,675	2,420	34.31
Kirkland Lake Gold	KGI	161,500	1,770	69.71
Metallica Resources	MR	215,318	8,090	20.33
Metallic Ventures	MVG	308,187	4,820	48.85
Minefinders Corp.	MFL	456,665	5,900	59.13
Northern Mining	MDN	44,198	240	140.70
Miramar Mining	MAE	353,340	7,330	36.83
Mundro Mining Inc.	MUN	63,500	4,370	11.10
Nevsun Resources	NSU	383,022	2,990	97.87
Novagold Resources	NG	339,150	10,150	25.53
Orezone Resources	OZN	120,071	2,300	39.88
PacificRim Mining	PMU	115,778	1,020	86.72
Seabridge Gold Inc.	SEA	136,591	15,490	6.74
Semafo Inc.	SMF	90,180	1,770	38.93
SpectrumGold Inc.	SGX	85,425	5,700	11.44
South American	SAG	48,858	380	98.23
St Andrew Goldfields	SAS	56,548	990	43.64
Vista Gold Corp.	VGZ	105,396	12,510	6.44
Wolfden Resources	WLF	230,580	1,050	167.77
X-Cal Resources	XCL	52,668	590	68.20
			Average	46.08

APPENDIX “B”

Early Stage Exploration Companies (Properties located in the Yukon and Northern BC)
(Cdn$000s except per share amounts)
		Share	Market
Company	Ticker	Price[1]	Cap
Copper Ridge Explorations Inc.	KRX	0.20	7,128
Redcorp Ventures Ltd.	RDV	0.40	16,962
Stratagold[2]	SGV	0.40	11,054
Taglish Lake	TLG	0.24	7,511
		Average	10,664

[1] Share prices as of March 29, 2004
2 In 2002 Expatriate (EXR) spun out its Precious Metals Properties for $2m to SGV

APPENDIX “C”

WACC - SpectrumGold
Cost of Debt
After tax cost of debt	N/A

Cost of Equity
Risk-free rate as at March 29, 2004 (CAN GOV'TS 30Y)	5.0%
Equity Risk Premium	4.2%
Small Capitalization Risk Premium	3.0%
Comparable Beta	1.12
Unlevered Beta	1.10
After tax cost of equity	12.6%

WACC calculated from above	12.6%

WACC - NovaGold
Cost of Debt
After tax cost of debt	N/A

Cost of Equity
Risk-free rate as at March 29, 2004 (CAN GOV'TS 30Y)	5.0%
Equity Risk Premium	4.2%
Small Capitalization Risk Premium	1.5%
Comparable Beta	1.02
Unlevered Beta	1.00
After tax cost of equity	10.7%

WACC calculated from above	10.7%

WACC Comparable Analysis
Company	Ticker	WACC
Arizona Star Resources Corp.	AZS	10.4%
Aurizon Mines Ltd.	ARZ	9.9%
Canarc Resource Corp.	CCM	5.9%
Cumberland Resources Ltd.	CLG	10.6%
Great Basin Gold. Ltd.	GBG	12.9%
Kirkland Lake Gold Inc.	KGI	11.1%
Metallica Resources Inc.	MR	11.2%
Nevsun Resources Ltd.	NSU	8.5%
Semafo Inc.	SMF	8.7%
St. Andrew Goldfields Ltd.	SAS	12.3%
Vista Gold Corp.	VGZ	7.2%
	Average	9.9%

NovaGold Trading Range and Volume of Shares January 2003-March 29, 2004

2003	High	Low	Volume

January	$5.59	$4.50	4,295,804
February	$5.20	$3.50	3,219,759
March	$4.00	$3.11	1,745,693
April	$4.02	$3.22	1,918,071
May	$3.89	$3.30	1,661,704
June	$3.45	$2.85	3,263,550
July	$4.40	$3.05	5,361,715
August	$5.15	$4.14	2,879,748
September	$5.22	$4.14	4,460,906
October	$5.96	$4.41	6,702,939
November	$6.20	$5.08	5,461,177
December	$6.85	$5.48	3,647,225

2004

January	$7.88	$6.30	6,371,170
February	$7.24	$6.28	2,737,272
March (to March 29)	$6.70	$5.83	2,858,223

SpectrumGold Trading Range and Volume of Shares October 2003-March 29, 2004

2003	High	Low	Volume

October	$4.25	$2.14	775,462
November	$3.85	$3.28	1,775,536
December	$4.55	$3.00	1,120,755

2004

January	$4.15	$3.25	925,871
February	$3.77	$3.05	649,705
March (to March 29)	$3.90	$3.25	653,793

APPENDIX “E”

Recent Transactions- Plan of Arrangements
			Acquisition Premium				In Situ Valuation
Date		Target	Pre-annc'd	90-Day	60-Day	30-Day	Reserves	Resources
Annc'd	Acquirer	Company	date	WAP	WAP	WAP	$US/Oz	$US/Oz
15-Feb-02	Miramar	Hope Bay	2.8%	30.5%	54.6%	2.8%	n/a	15.28
21-May-02	Pan American	Corner Bay	-0.6%	26.4%	16.5%	12.6%	33.12	24.94
30-Jun-03	Glencairn	Blackhawk	10.3%	23.1%	23.1%	14.3%	75.84	34.16
04-Sep-03	Wheaton River	Miranda	48.2%	196.4%	196.4%	139.0%	NA	56.93
26-Sep-03	Cambior	Ariane Gold	35.7%	54.8%	46.7%	35.7%	NA	37.07
08-Oct-03	Kinross	Crowne Res	38.9%	141.1%	119.6%	198.4%	115.19	73.52
15-Oct-03	AngloGold	Ashanti	-5.4%	14.4%	10.7%	-0.2%	64.01	18.30
06-Nov-03	Wheaton River	EBX Gold[1]	n/a	n/a	n/a	n/a	77.72	40.46
08-Mar-04	Durban	Emperor Mines	27.2%	25.3%	23.2%	23.5%	197.54	42.11
15-Mar-04	Harmony Gold	Abelle Ltd.	11.1%	10.5%	11.7%	9.9%	NA	27.95
31-Mar-04	Wheaton River	Iamgold	26.1%	36.6%	38.0%	35.6%	108.26	39.57
		Average	19.4%	55.9%	54.0%	47.2%	95.95	37.30
		Median	18.6%	28.5%	30.6%	18.9%	77.72	37.07
[1] Private Company

SCHEDULE "G"

INTERIM ORDER

NO.	L041376
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE SPECTRUMGOLD INC.
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUMGOLD INC., ITS SECURITYHOLDERS
AND NOVAGOLD CANADA INC.

INTERIM ORDER

BEFORE	Master Tokarek	)	THURSDAY, THE 3RD DAY OF JUNE, 2004
)
)

               THIS WITHOUT NOTICE APPLICATION coming on for hearing at Vancouver, British Columbia, on the 3rd day of June, 2004, AND ON HEARING Jerome D. Ziskrout, counsel for SpectrumGold Inc. ("SpectrumGold" or the "Petitioner"), AND UPON READING the Petition herein dated the 3rd day of June, 2004 and the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed:

THIS COURT ORDERS THAT

1.                The Petitioner be at liberty to convene a special general meeting (hereinafter the "Meeting") of the holders of its common shares (the "Shareholders") to be held on Thursday, the 8th day of July, 2004 commencing at or about 10:00 a.m. in Plaza Ballroom A at the Hyatt Regency Hotel at 655 Burrard Street, Vancouver, British Columbia, for the purpose of considering, inter alia, and if deemed advisable, approving with or without variation, a special resolution, such resolution also to be passed by a majority of the minority in accordance with Ontario Securities Commission Rule 61-501 and Policy Q-27 of the Authorité des marchés financiers du Québec, approving a plan of arrangement (the "Arrangement") substantially in the form of Schedule "E" to the Information Circular attached as Exhibit "A" to the aforementioned Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004, which Arrangement is proposed to be made among the Petitioner, its securityholders and NovaGold Canada Inc.;

2.                The Petitioner, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of securityholders of the Petitioner respecting the adjournment or postponement;

3.                The Petitioner shall, not less than 21 days before the day appointed for the Meeting, send by prepaid ordinary mail a Notice convening the Meeting (the "Notice"), an instrument of Proxy (the "Proxy"), an Information Circular (the "Circular"), a Notice of Application for Final Order (the "Notice of Application") and the Interim Order (the Notice, Proxy, Circular, Notice of Application and the Interim Order are collectively referred to as the "Mailed Materials") to those persons described in paragraph 9 of this Interim Order and to the holders of stock options and share purchase warrants of the Petitioner outstanding as at May 20, 2004. The Notice, Proxy, Circular and Notice of Application shall be substantially in the form of Exhibits "A" through "C" to the aforementioned Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004, with such further amendments thereto as counsel for the Petitioner may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order;

4.                Sending of the Notice of Application as set out in paragraph 3 of this Interim Order shall be good and sufficient service of the Notice of Application upon all those who may wish to appear in these proceedings and no other form of service need be made, and service of the Mailed Materials on the securityholders of the Petitioner shall be deemed to be effected on the second day following the day on which the Mailed Materials are mailed to the securityholders of the Petitioner, and the Petitioner shall not be required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioner, including affidavits filed in support of such motions, or any orders made on application by the Petitioner, including this Interim Order, except on written request of a securityholder of the Petitioner addressed to the solicitors of the Petitioner at their address for delivery: c/o DuMoulin Black, Barristers & Solicitors, 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Jerome D. Ziskrout;

5.                Sending of the Mailed Materials in accordance with paragraph 3 of this Interim Order shall constitute good and sufficient service of the Mailed Materials upon all persons who are entitled to receive notice of this proceeding pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be deemed effective on the second day following the day on which the Mailed Materials are mailed to the securityholders of the Petitioner;

6.                If the Arrangement is approved by special resolution of the shareholders and by a majority of the minority shareholders of the Petitioner and agreed to at the Meeting, and by written consents by holders of at least three-quarters of the stock options and the holders of at least three-quarters of the share purchase warrants of the Petitioner outstanding as at May 20, 2004 (provided that any stock options and share purchase warrants of SpectrumGold exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations), the Petitioner shall apply on Monday, the 12th day of July, 2004 (the "Final Application"), or on such later date as this Court may direct, for: (i) the approval of the Arrangement by this Court; and (ii) a determination by this Court that the terms and conditions of the Arrangement and the exchanges of securities to be effected by completion of the Arrangement are fair to the securityholders of SpectrumGold, and the form of Notice of Application be approved as the form of Notice of Proceedings for such approval;

7.                Any securityholder of the Petitioner may appear and make representations at the Final Application, provided that such securityholder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all materials on which such applicant intends to rely at the Final Application, including an outline of such applicant’s proposed submissions, to the solicitors for the Petitioner at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at or before 10:00 a.m. on July 9, 2004, subject to the direction of the Court;

8.                If the Final Application is adjourned, only those persons who have filed and delivered an Appearance, in accordance with paragraph 7 of this Interim Order, need to be served with notice of the adjourned date;

9.                The persons entitled to receive notice of and to attend and vote at the Meeting of the Petitioner shall be the shareholders of the Petitioner as recorded in its register of Shareholders at the close of business on the 20th day of May, 2004.

10.                The shareholders of the Petitioner shall be granted rights of dissent as provided in Section 237 to 247 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended, with respect to the Arrangement; and

11.                The Petitioner shall be entitled at any time to seek leave to vary this Interim Order.

BY THE COURT "Signed" DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

"Signed"
Counsel for the Petitioner

SCHEDULE "H"

NOTICE OF APPLICATION FOR FINAL ORDER

NO.	L041376
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE SPECTRUMGOLD INC.
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUMGOLD INC., ITS SECURITYHOLDERS
AND NOVAGOLD CANADA INC.

PETITIONER

NOTICE OF APPLICATION

TO:	SPECTRUMGOLD INC. AND ITS SECURITYHOLDERS

               NOTICE IS HEREBY GIVEN that a Petition has been filed by SpectrumGold Inc. ("SpectrumGold" or the "Petitioner") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement") attached to an arrangement agreement among SpectrumGold, NovaGold Resources Inc. and NovaGold Canada Inc. dated for reference June 3, 2004, pursuant to section 288 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

               AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced June 3, 2004, the Court has given directions as to the calling of a meeting of the shareholders of the Petitioner for the purpose of considering and voting upon the Arrangement and as to the written consents required from the holders of stock options and share purchase warrants of the Petitioner for the purpose of approving the Arrangement;

               AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the securityholders of SpectrumGold shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Monday, the 12th day of July, 2004, at 9:45 a.m., or so soon thereafter as counsel may be heard.

               IF YOU WISH TO BE HEARD, any securityholder of the Petitioner affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below at or before 10:00 a.m. (Vancouver time) on July 9, 2004.

               The Petitioner’s address for delivery is: c/o DuMoulin Black, Barristers and Solicitors, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Jerome D. Ziskrout.

               IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

               AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

               IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the shareholders of the Petitioner.

               A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

               DATED at Vancouver, British Columbia, this 3rd day of June, 2004.

"Signed"
COUNSEL FOR THE PETITIONER

SCHEDULE "I"

FORM 3 (RULE 10 (3))

NO.	L041376
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE SPECTRUMGOLD INC.
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUMGOLD INC., ITS SECURITYHOLDERS
 AND NOVAGOLD CANADA INC.

PETITION TO THE COURT

THIS IS THE PETITION OF:
SPECTRUMGOLD INC	PETITIONER
c/o 10th Floor, 595 Howe Street
Vancouver, B.C. V6C 2T5

ON NOTICE TO:

                No party served.

Let all persons whose interests may be affected by the order sought TAKE NOTICE that the Petitioner applies to court for the relief set out in this Petition.

IF YOU WISH TO BE HEARD at the hearing of the Petition or wish to be notified of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in theabove registry of this court within the Time for Appearance and YOU MUST ALSO DELIVER a copy ofthe "Appearance" to the Petitioner's address for delivery, which is set out in this Petition.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at theregistry.

IF YOU FAIL to file the "Appearance" within the proper time forappearance, the Petitioner maycontinue this application without further notice.

TIME FOR APPEARANCE

Where this Petition is served on a person in British Columbia, the time for appearance by that person is 7days from the service (not including the day of service).

Where this Petition is served on a person outside British Columbia, the time for appearance by that person after service, is 21 days in the case of a person residing anywhere within Canada, 28 days in the case of a person residing in the United States of America, and 42 days in the case of a person residing elsewhere.

Where the time for appearance has been set by order of the Court, within that time.

TIME FOR RESPONSE

IF YOU WISH TO RESPOND to the application, you must, on or before the 8th day after you have entered an "Appearance",

(a)	deliver to the Petitioner
	(i)	2 copies of a response in Form 124, and
	(ii)	2 copies of each affidavit on which you intend to rely at the hearing, and
(b)	deliver to every other party of record
	(i)	one copy of a response in Form 124, and
	(ii)	one copy of each affidavit on which you intend to rely at the hearing.

(1) The address of the registry is: 800 Smithe Street Vancouver, B.C. V6Z 2E1
(2) The address for delivery is: c/o DuMoulin Black Barristers & Solicitors 10th Floor, 595 Howe Street Vancouver, B.C. V6C 2T5 Fax number for delivery (if any): (604) 687-8772
(3) The name and office address of the Petitioners’ solicitor is: Jerome Ziskrout DuMoulin Black Barristers & Solicitors 10th Floor, 595 Howe Street Vancouver, B.C. V6C 2T5

SpectrumGold Inc. ("SpectrumGold" or the "Petitioner") applies for:

1.	An Interim Order in the form attached as Exhibit "D" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed;

2.

An Order (the "Final Order") approving an arrangement (the "Arrangement") pursuant to Section 288 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the "Business Corporations Act") involving the Petitioner, its securityholders and NovaGold Canada Inc. ("NovaGold Sub") substantially in the form set forth in the plan of arrangement (the "Plan of Arrangement"), substantially in the form attached as Schedule "E" to the Information Circular of SpectrumGold attached as Exhibit "A" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed, and that the terms and conditions of the Arrangement and the exchanges of securities to be effected by completion of the Arrangement are fair to the securityholders of the Petitioner; and

3.	Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

The Petitioner will rely on Rules 10, 12 and 13 of the Rules of Court and Sections 186, 230 to 247 and 288 to 291 of the Business Corporations Act.

At the hearing of this Petition will be read the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004, a copy of which is filed herewith.

The facts upon which this Petition is based are as follows:

SpectrumGold

1.
SpectrumGold was incorporated by memorandum on March 31, 2003 under the Company Act (British Columbia) as SpectrumGold Resources Inc. On May 6, 2003, SpectrumGold changed its name to SpectrumGold Inc. SpectrumGold was registered extra-territorially under the Business Corporations Act (Yukon) on July 24, 2003.

2.
SpectrumGold's head office and principal business address is located at Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8 and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

3.	The authorized capital of SpectrumGold consists of 300,000,000 shares divided into 100,000,000 common shares, 100,000,000 first preferred shares and 100,000,000 second preferred shares, all without par value. As at May 20, 2004, 25,938,677 common shares and no first preferred shares or second preferred shares were issued and outstanding.

4.	As at May 20, 2004:

(a)
stock options (the "SpectrumGold Options") to acquire up to 2,206,000 common shares of SpectrumGold at an exercise price of $0.75 per share and expiry dates between October 6, 2013 and October 25, 2013 were outstanding;

(b)
share purchase warrants (the "SpectrumGold Warrants") to acquire up to 100,000 common shares of SpectrumGold at an exercise price of $3.45 per share and an expiry date of November 21, 2004 were outstanding; and

(c) other rights (including rights under property acquisition agreements) to receive 300,000 common shares of SpectrumGold were outstanding.

5.
SpectrumGold is a reporting issuer or equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and the Northwest Territories. SpectrumGold is listed on the Toronto Stock Exchange (the "TSX") and its shares trade under the symbol "SGX".

6.	SpectrumGold is a natural resource company engaged in the exploration and development of gold properties in North America.

NovaGold

7.	As at May 20, 2004, NovaGold Resources Inc. ("NovaGold") held 14,364,425, or approximately 55% of the issued and outstanding common shares of SpectrumGold.

8.
NovaGold was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia), as 1562756 Nova Scotia Limited. On January 14, 1985, NovaGold changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, NovaGold changed it name to NovaGold Resources Inc.

9.
NovaGold's head office and principal business address is located at Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8 and its registered and records office is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, B3J 2N9.

10.
The authorized capital of NovaGold consists of 1,000,000,000 common shares and 10,000,000 preferred shares. As at May 20, 2004, 54,208,612 common shares and no preferred shares were issued and outstanding.

11.
NovaGold is a reporting issuer or equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and Labrador. NovaGold is listed on the TSX and the American Stock Exchange and its shares trade under the symbol "NG".

12.	NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America.

NovaGold Sub

13.	NovaGold Sub was incorporated by notice of articles on June 2, 2004 under the Business Corporations Act for the purpose of the Arrangement.

14.
NovaGold Sub's head office and principal business address is located at Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8 and its registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

15.	The authorized capital of NovaGold Sub consists of an unlimited number of common shares. As at May 20, 2004, one common share was issued and outstanding and was held by NovaGold.

The Arrangement

16.
The Arrangement which has been proposed involving SpectrumGold, its securityholders and NovaGold Sub is substantially in the form of the Plan of Arrangement, a copy of which is attached as Schedule "E" to the Information Circular of SpectrumGold attached as Exhibit "A" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed.

17.
The principal steps in, and consequences of, the Arrangement may be summarized as follows. After receiving tax advice, SpectrumGold will select one of the two following methods for implementing the Arrangement:

(a)
NovaGold Sub will amalgamate with SpectrumGold (the amalgamated company referred to as "Amalco") and the holders (the "SpectrumGold Shareholders") of common shares (the "SpectrumGold Shares") of SpectrumGold (other than NovaGold) will receive one (1) common share (the "NovaGold Shares") of NovaGold in exchange for every 1.35 SpectrumGold Shares held by them (the "Amalgamation Method"); or

(b)
NovaGold will acquire all of the issued and outstanding SpectrumGold Shares which it does not already own by issuing to the SpectrumGold Shareholders one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held by them (the "Acquisition Method").

Pursuant to the Arrangement:

(a)
SpectrumGold Shareholders (other than NovaGold) will receive one (1) NovaGold Share for every 1.35 SpectrumGold Shares held by them and holders of outstanding SpectrumGold Options, SpectrumGold Warrants and other rights (including rights under property acquisition agreements) to receive SpectrumGold Shares (collectively, "SpectrumGold Convertible Securities") will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth above and with corresponding changes to the exercise prices based on the exchange ratio set forth above (subject to certain adjustments to the exercise price of options as set forth in the Plan of Arrangement) and having the same exercise and conversion periods as the securities exchanged therefor; and

(b) SpectrumGold or Amalco, as the case may be, will become a wholly-owned subsidiary of NovaGold.

18.
No fractional NovaGold Shares and no cash will be paid in lieu of fractional shares. Any fractions resulting from the exchange of securities of SpectrumGold will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

19.
SpectrumGold will obtain tax advice from its tax advisors at an appropriate time, confirming which method of completing the Arrangement (i.e., the Amalgamation Method or the Acquisition Method) is most tax-effective for the SpectrumGold Securityholders as a whole. Under the terms of the arrangement agreement dated for reference June 3, 2004 among SpectrumGold, NovaGold and NovaGold Sub relating to the Arrangement (the "Arrangement Agreement"), SpectrumGold will forthwith after receiving such tax advice inform NovaGold in writing of the tax advice received and confirm which of the two methods is selected by SpectrumGold to complete the Arrangement.

20.	Except with respect to the potential tax treatment of the Arrangement to certain SpectrumGold Securityholders, there will not be a material difference to SpectrumGold Securityholders arising from the selection of the Amalgamation Method or the Acquisition Method to complete the Arrangement.

21.	If the Acquisition Method to complete the Arrangement is selected by the board of directors of SpectrumGold, the Effective Date of the Arrangement will be on or after August 15, 2004.

22.
After giving effect to the Arrangement and assuming that no outstanding stock options, share purchase warrants or other rights to acquire common shares of SpectrumGold or NovaGold are exercised prior to the date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Business Corporations Act, it is anticipated that there will be approximately 62,782,132 NovaGold Shares outstanding, of which approximately 14% will be held by the pre-Arrangement holders of SpectrumGold Shares (excluding NovaGold, which owns 14,364,425 SpectrumGold Shares) and approximately 86% will be held by the preArrangement holders of NovaGold Shares.

Amalgamation Method

23.	Under to the Amalgamation Method, on the effective date of the Arrangement:

(a)
NovaGold Sub and SpectrumGold will amalgamate to form Amalco pursuant to the provisions of the Business Corporations Act and continue as one company. Each of NovaGold Sub and SpectrumGold will contribute to Amalco all of its assets, subject to all of the liabilities, and Amalco will assume all such liabilities. NovaGold will be issued and receive shares of Amalco in consideration for its share of NovaGold Sub and SpectrumGold Shareholders (other than NovaGold) will be issued and receive NovaGold Shares in exchange for their SpectrumGold Shares;

	(b)	the name of Amalco will be NovaGold Canada Inc.

	(c)	the registered and records office of Amalco will be located at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5;

	(d)	the head office of Amalco will be located at Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8;

	(e)	Amalco will be authorized to issue an unlimited number of common shares without par value;

(f)
The Notice of Articles of Amalco will be as set out in Appendix "I" attached to the Plan of Arrangement, substantially in the form attached as Schedule "E" to the Information Circular of SpectrumGold attached as Exhibit "A" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed;

(g)
the Articles of Amalco will be as set out in Appendix "II" attached to the Plan of Arrangement, substantially in the form attached as Schedule "E" to the Information Circular of SpectrumGold attached as Exhibit "A" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed;

(h)	the first annual general meeting of Amalco will be held within 18 months from the effective date of the Arrangement;

(i)
the issued and outstanding SpectrumGold Shares will be cancelled without any repayment of capital in respect thereof and holders of the SpectrumGold Shares (other than NovaGold) will receive one (1) NovaGold Share in exchange for every 1.35 SpectrumGold Shares held;

(j)
holders of outstanding SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth in (i) above and with corresponding changes to the exercise prices based on the exchange ratio set forth in (i) above and having the same exercise and conversion periods as the securities exchanged therefor, provided that the exercise price of options shall be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold stock option issued or issuable in exchange for a SpectrumGold Option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold Option exceeds the exercise price for such SpectrumGold Share;

(k)	all SpectrumGold Convertible Securities will either be cancelled or held by NovaGold; and

(l)	the first directors of Amalco will be the following persons:

Name	Prescribed Address	Occupation
Rick Van Nieuwenhuyse	Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8	President and Chief Executive Officer of NovaGold
Robert J. (Don) MacDonald	Suite 3454, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8	Senior Vice-President, Chief Financial Officer and Secretary of NovaGold

Acquisition Method

24.	Under to the Acquisition Method, on the effective date of the Arrangement:

	(a)	each SpectrumGold Shareholder (other than NovaGold) will exchange all of its SpectrumGold Shares for NovaGold Shares on the basis of one (1) NovaGold Share for every 1.35 SpectrumGold Shares;

(b)
holders of outstanding SpectrumGold Convertible Securities will receive options, warrants or other rights to acquire shares of NovaGold in exchange for such SpectrumGold Convertible Securities on the same exchange ratio set forth in (a) above and with corresponding changes to the exercise prices based on the exchange ratio set forth in (a) above and having the same exercise and conversion periods as the securities exchanged therefore, provided that the exercise price of options shall be adjusted such that the amount of (I) below does not exceed the amount of (II) below:

(I)
the amount by which the fair market value immediately after the Arrangement of a NovaGold Share that a holder is entitled to receive under a NovaGold stock option issued or issuable in exchange for a SpectrumGold Option exceeds the exercise price for such NovaGold Share; and

(II)
the amount by which the fair market value immediately before the Arrangement of a SpectrumGold Share that a holder is entitled to acquire upon exercise of a SpectrumGold Option exceeds the exercise price for such SpectrumGold Share;

(c)
each holder of outstanding SpectrumGold Shares (other than NovaGold) shall cease to be a holder of SpectrumGold Shares and the name of each such holder shall be removed from the register of holders of SpectrumGold Shares;

(d)
each holder of outstanding SpectrumGold Shares (other than NovaGold) will receive that number of fully paid and non-assessable NovaGold Shares issuable to such holder on the basis set out in (a) above;

	(e)	NovaGold will become the holder of all of the outstanding SpectrumGold Shares;

	(f)	all SpectrumGold Convertible Securities will either be cancelled or held by NovaGold; and

	(g)	NovaGold will be entered on the register of holders of SpectrumGold Shares as the holder of all of the outstanding SpectrumGold Shares.

Related Party Provisions

25.
As at May 20, 2004, NovaGold held approximately 55% of the issued and outstanding SpectrumGold Shares. Therefore, NovaGold is a "related party" of SpectrumGold and the Arrangement is subject to the provisions of Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("Rule 61-501") and Policy Statement No. Q-27 Requirements for Minority Security Holders Protection in Certain Transactions of the Autorité des marchés financiers du Québec ("Policy Q-27").

26.
As a result, the resolutions proposed in and attached as Schedule "A" to the Information Circular of SpectrumGold attached as Exhibit "A" to the Affidavit of Rick Van Nieuwenhuyse, sworn June 3, 2004 and filed, must not only be passed by a special resolution (being a resolution passed by not less than three-quarters of votes cast) of the SpectrumGold Shareholders, but must also be passed by a majority of the minority SpectrumGold Shareholders in accordance with Rule 61-501 and Policy Q-27. In addition to the foregoing, SpectrumGold has complied with the disclosure and formal valuation requirements of Rule 61-501 and Policy Q-27.

United States Securities Laws

27.
Section 3(a)(10) of the United States Securities Act of 1933, as amended, (the "1933 Act") provides an exemption from the registration requirements of that statute for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

28.
In order to ensure common shares issued or made issuable to securityholders resident in the United States pursuant to an arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, it is necessary that:

	(a)	The Court is advised of the intention of the parties to rely on Section 3(a)(10) prior to the hearing required to approve the arrangement;

(b)
The Interim Order of the Court approving the relevant meeting or meetings to approve the arrangement will specify that each securityholder will have the right to appear before the Court so long as the securityholder enters an appearance within a reasonable time;

(c)
All securityholders will be given adequate notice advising them of their rights to attend the hearing of the Court to give approval of the arrangement and providing them with sufficient information necessary for them to exercise that right;

	(d)	The Court will be required to satisfy itself as to the fairness of the arrangement to the securityholders;

	(e)	The Court will have determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the arrangement are fair to the securityholders; and

	(f)	The order of the Court approving the arrangement expressly states that the arrangement is approved by the Court as being fair to the securityholders.

29.
SpectrumGold has securityholders who are resident in the United States. Since the completion of the Arrangement involves issuances of SpectrumGold Shares to United States residents, the Petitioner hereby gives notice to the Court of its intention to rely on Section 3(a)(10) of the 1933 Act in completing the Arrangement.

30.
In order to comply with the applicable securities legislation of the United States, the Petitioner must have a court order approving the Arrangement. As no other section of the Business Corporations Act results in a Court reviewing the Arrangement, it would be impracticable to proceed with this Arrangement under any section of the Business Corporations Act other than Section 288. It is also impracticable to proceed with this Arrangement under any section of the Business Corporations Act other than Section 288 due to certain tax consequences. Counsel for

SpectrumGold has advised that the SpectrumGold Securityholders to whom NovaGold Shares will be issued or made issuable under the Arrangement shall receive such NovaGold Shares in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, contained in Section 3(a)(10) thereof based on this Court’s approval of the Arrangement.

Fairness of the Arrangement

31.
The board of directors of SpectrumGold established a special committee of independent directors who are not affiliated with NovaGold (the "Special Committee") to consider, and if decided appropriate, undertake negotiations for a transaction with NovaGold.

32.

Canaccord Capital Corporation (the "Financial Advisor") was engaged as a financial advisor to prepare a valuation of the SpectrumGold Shares and the NovaGold Shares and consider the fairness of the Arrangement to the minority SpectrumGold Shareholders from a financial point of view. The Financial Advisor issued a valuation and fairness opinion dated June 2, 2004 (the "Valuation and Fairness Opinion") stating that the proposed transaction is fair, from a financial point of view, to the minority SpectrumGold Shareholders.

33.	The Special Committee recommended the Arrangement Agreement and the transactions contemplated thereunder to the board of directors of SpectrumGold.

34.
Based on the Valuation and Fairness Opinion, the recommendations of the Special Committee, and other factors and procedures set out in the Information Circular of SpectrumGold, the board of directors of SpectrumGold has determined that the Arrangement is fair and reasonable to the SpectrumGold securityholders and in the best interests of SpectrumGold.

The Meeting and Approvals

35.

It is proposed in accordance with the Interim Order and Section 289 of the Business Corporations Act that SpectrumGold convene a special general meeting of the SpectrumGold Shareholders (the "Meeting") on July 8, 2004 to consider, inter alia, and, if thought fit, to pass, with or without variation, a special resolution approving the Arrangement, which must also be passed by a majority of the minority SpectrumGold Shareholders, and such further business as may come properly before the Meeting.

36.
At a meeting of the directors of SpectrumGold, it was resolved that the record date for determining the SpectrumGold Shareholders entitled to receive notice of, attend, and vote at the Meeting be fixed at May 20, 2004.

37.
It is also proposed that written consents from the holders of at least three-quarters of the SpectrumGold Options and the holders of at least three-quarters of the SpectrumGold Warrants outstanding as at May 20, 2004 be obtained by SpectrumGold to the transactions contemplated by the Arrangement, provided that any SpectrumGold Options and SpectrumGold Warrants exercised subsequent to May 20, 2004 and prior to the date of the Final Order will be excluded for the purposes of the calculations.

38.
SpectrumGold intends to send by ordinary mail to the SpectrumGold Shareholders and the holders of SpectrumGold Convertible Securities the Notice and Information Circular dated June 3, 2004, the form of Proxy, and the Notice of Application for Final Order attached as Exhibits "A" to "C" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed, and the Interim Order granted by this Court attached as Exhibit "D" to the Affidavit of Rick Van Nieuwenhuyse sworn June 3, 2004 and filed.

39.
All such documents may contain such amendments thereto as solicitors for the Petitioner may advise are necessary or desirable provided such amendments are not inconsistent with the terms of the Interim Order.

40.
The SpectrumGold Shareholders shall have rights of dissent equivalent to those provided in Sections 237 to 247 of the Business Corporations Act, such rights to be exercisable on or before July 6, 2004.

The Petitioner estimates that the application will take 10 minutes.

DATED:	June 3, 2004	"Signed"
Solicitor for the Petitioner

SCHEDULE "J"

AFFIDAVIT OF RICK VAN NIEUWENHUYSE

Affidavit of Rick Van Nieuwenhuyse June 3, 2004

NO.	L041376
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE SPECTRUMGOLD INC.
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUMGOLD INC., ITS SECURITYHOLDERS
AND NOVAGOLD CANADA INC.

PETITIONER

AFFIDAVIT

                I, Rick Van Nieuwenhuyse, business person, of 127 Via de Tesoros, in the City of Los Gatos, in the State of California, in the United States, 95032, MAKE OATH AND SAY AS FOLLOWS:

1.                 I am the Rick Van Nieuwenhuyse referred to in the Petition proposed to be filed herein.

2.                 I am the President, Chief Executive Officer and a director of the Petitioner, SpectrumGold Inc. ("SpectrumGold" or the "Petitioner") and as such have personal knowledge of the matters deposed to in this affidavit, except where those matters are stated to be made on information and belief, and where so stated I verily believe them to be true. I have been authorized to make this Affidavit on behalf of the Petitioner, SpectrumGold.

3.                 I have read the Petition and have personal knowledge of the facts set out therein, as they pertain to SpectrumGold, which said facts are true to the best of my personal knowledge.

4.                 The following documents referred to in the Petition are attached to this my Affidavit as follows:

                     Exhibit "A" Notice of Meeting and Information Circular for the Special General Meeting of the shareholders of the Petitioner;

                     Exhibit "B" Form of Proxy of the Petitioner;

                     Exhibit "C" Notice of Application for Final Order; and

                     Exhibit "D" Form of Interim Order.

5.                 I make this Affidavit in support of an application for an Interim Order, on the terms and in the form attached as Exhibit "D" hereto, to be granted pursuant to section 291 of the Business Corporations

Affidavit of Rick Van Nieuwenhuyse June 3, 2004

Act, S.B.C. 2002, c. 57, as amended, with respect to the Plan of Arrangement attached as Schedule "E" to the Information Circular attached as Exhibit "A" hereto.

6.                 The board of directors of the Petitioner has authorized the Petitioner to bring this Petition before the Supreme Court of British Columbia.

SWORN BEFORE ME at the City of	)
Vancouver, in the Province of British	)
Columbia, this 3rd day of June, 2004.	)
)
)
"Signed"	)	"Signed"
A Commissioner for taking	)	RICK VAN NIEUWENHUYSE
Affidavits within British Columbia	)

SCHEDULE "K"

NOTICE OF HEARING

NO.	L041376
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE SPECTRUMGOLD INC.
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUMGOLD INC., ITS SECURITYHOLDERS
AND NOVAGOLD CANADA INC.

PETITIONER

NOTICE OF HEARING

                TAKE NOTICE that the Petition herein dated June 3, 2004 will be heard in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on June 3, 2004 at the hour of 9:45 a.m.

                1.                 This matter is ex parte.

                2.                 The Applicant estimates that the hearing will take 5 minutes.

                3.                 This matter is within the jurisdiction of a Master.

Dated:                         June 3, 2004

                               "Signed"
DuMoulin Black (Jerome D. Ziskrout)
Solicitors for the Petitioner

This NOTICE OF HEARING was prepared by the firm of DuMoulin Black, Barristers & Solicitors, whose place of business and address for service is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T6

SCHEDULE "L"

DISSENT PROVISIONS

     SECTIONS 237 TO 247 OF THE
BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,
(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or
(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;
(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;
(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;
(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;
(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;
(g)	in respect of any other resolution, if dissent is authorized by the resolution; (h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

	(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

	(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and
	(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and
(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and
(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,
(b)	a statement advising of the right to send a notice of dissent, and
(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and
(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or
(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
	(i)	the date on which the shareholder learns that the resolution was passed, and
	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or
(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

	(i)	the names of the registered owners of those other shares,
	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

	(i)	the name and address of the beneficial owner, and
	(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

	(i)	the date on which the company forms the intention to proceed, and
	(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,
(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,
(b)	the certificates, if any, representing the notice shares, and
(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

	(i)	the names of the registered owners of those other shares,
	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
	(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or
(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and
(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or
(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b)	the resolution in respect of which the notice of dissent was sent does not pass;
(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;
(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h)	the notice of dissent is withdrawn with the written consent of the company;
(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.